AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 28, 2004

REGISTRATION NO. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-11

FOR REGISTRATION UNDER

THE SECURITIES ACT OF 1933 OF SECURITIES OF

CERTAIN REAL ESTATE COMPANIES

SAXON REIT, INC.

(Exact Name Of Registrant As Specified In Governing Instruments)

4860 COX ROAD, SUITE 300

GLEN ALLEN, VIRGINIA 23060

(804) 967-7400

(Address, Including Zip Code, And Telephone Number, Including Area Code, Of Registrant’s Principal Executive Offices)

MICHAEL L. SAWYER

CHIEF EXECUTIVE OFFICER

SAXON REIT, INC.

4860 COX ROAD, SUITE 300

GLEN ALLEN, VIRGINIA 23060

(804) 967-7400

(Name, Address, Including Zip Code, And Telephone Number, Including Area Code, Of Agent For Service)

COPIES TO:

R. NICHOLAS SINGH MCKEE NELSON LLP 1919 M STREET, N.W., SUITE 800 WASHINGTON, D.C. 20036 (202) 775-1880	HOWARD B. ADLER GIBSON, DUNN & CRUTCHER LLP 1050 CONNECTICUT AVENUE, N.W. WASHINGTON, D.C. 20036 (202) 955-8500

Approximate Date of Commencement of Proposed Sale of the Securities to the Public: As soon as practicable after the effectiveness of this Registration Statement.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee

Common Stock, par value $0.01 per share	$500,000,000	$63,350.00

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) promulgated under the Securities Act.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell any of the securities described in this prospectus until the registration statement that we have filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities, and it is not soliciting an offer to buy these securities in any state where an offer or sale of the securities is not permitted.

Subject to Completion, Dated May 28, 2004

PROSPECTUS

Shares of Common Stock

SAXON REIT, INC.

Saxon REIT, Inc. is a newly organized Maryland corporation formed to become the parent of Saxon Capital, Inc., a Delaware corporation, which is a mortgage-banking company focused primarily on originating, purchasing, and servicing non-conforming residential mortgage loans through retail, wholesale, and correspondent loan production channels. We expect to qualify as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended, and will elect to be taxed as a REIT commencing with the year ending December 31, 2004.

This is the initial public offering of Saxon REIT common stock. No public market currently exists for Saxon REIT common stock. We expect the public offering price to be between $              and $              per share. All of the shares offered by this prospectus are being sold by us. Saxon Capital common stock is listed for trading on the Nasdaq National Market under the symbol “SAXN.” The last reported sales price of Saxon Capital common stock on May 27, 2004 was $23.89 per share. We intend to apply to have the Saxon REIT common stock listed for trading on the Nasdaq National Market under the symbol “SAXN” and Saxon Capital common stock will cease to be listed for trading on the Nasdaq National Market.

To assist us in qualifying as a REIT, ownership of Saxon REIT’s stock by any person is generally limited to 9.8% of the outstanding shares of any class or series of stock. In addition, Saxon REIT common stock is subject to transfer restrictions intended to preserve our status as a REIT. See “Certain Provisions of Maryland Law and Our Charter and Bylaws – Ownership Limitation.”

See “Risk Factors” beginning on page 23 of this prospectus for certain risk factors relevant to an investment in our common stock.

	Per Share	Total
Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to us

The underwriters may also purchase up to an additional              shares of our common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus solely to cover over-allotments, if any.

The underwriters are offering our common stock as described in “Underwriting.” We expect to deliver the shares of common stock on or about             , 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

FRIEDMAN BILLINGS RAMSEY

The date of this prospectus is                     , 2004.

You should rely only on the information contained in this document. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. We are not, and the underwriters are not, offering or selling these securities in any jurisdiction where such offer or sale is not permitted. The information in this document may be accurate only on the date of this document.

i

SUMMARY

This is only a summary and does not contain all of the information that you should consider before investing in Saxon REIT common stock. You should read the entire prospectus, including “Risk Factors” and our financial statements and related notes appearing elsewhere in this prospectus, before deciding to invest in Saxon REIT common stock. In this prospectus, unless the context states or suggests otherwise, the descriptions of our business assume completion of the merger restructuring transactions described under “—Our Structure and Formation Transactions.” References in this prospectus to “we,” “us,” and “our” refer to Saxon Capital, Inc. and its direct and indirect subsidiaries prior to completion of this offering and the merger restructuring described below and Saxon REIT, Inc. and its direct and indirect subsidiaries following completion of this offering and the merger restructuring transactions described below. References to “Saxon REIT” and “Saxon Capital” refer to Saxon REIT, Inc. and Saxon Capital, Inc. and their subsidiaries, respectively. For more information, see “—Our Structure and Formation Transactions.” Unless otherwise indicated, the information included in this prospectus assumes that the underwriters will not exercise their over-allotment option to purchase up to an additional                      shares of Saxon REIT common stock, and that the shares of Saxon REIT common stock to be sold in this offering are sold at a price of $                      per share, which is the mid-point of the range of prices indicated on the cover page of this prospectus.

Our Business

We originate, purchase, and service non-conforming residential mortgage loans. We generate earnings and cash flows primarily from the net interest income and fees that we earn from the mortgage loans we originate, purchase, and service. We operate our mortgage business through three loan production business channels: wholesale, retail, and correspondent. Our wholesale channel, Saxon Mortgage, Inc., originates and purchases loans through a network of approximately 4,000 independent brokers throughout the country. Our retail channel, America’s MoneyLine, Inc., originates mortgage loans directly to borrowers through a retail branch network with 27 locations that have all required state licenses, including licensed loan officers, where applicable, and uses direct mail and the Internet to originate loans. Our correspondent channel purchases mortgage loans from approximately 350 correspondent lenders following a complete re-underwriting of each loan we purchase. Our fourth business channel is our servicing business channel, Saxon Mortgage Services, Inc., which services the loans in our portfolio as well as loans owned by third parties.

Following the completion of this offering and the merger transactions described under “ – Our Structure and Formation Transactions,” we expect to qualify as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended, or the Code, and will elect to be treated as a REIT commencing with the year ending December 31, 2004. We intend to accumulate in Saxon REIT or in other qualified REIT subsidiaries a portfolio of non-conforming mortgage loans that we originate in our taxable REIT subsidiaries to produce stable net interest income and distributions to our shareholders. In addition, we expect our new structure to afford us the flexibility to continue to originate, purchase, sell and service loans and conduct other mortgage banking activities through our taxable REIT subsidiaries. Although our taxable REIT subsidiaries will be subject to U.S. federal and state corporate income tax, we expect to increase our capital by causing our taxable REIT subsidiaries to retain the after-tax income of those subsidiaries, subject to the limitations imposed by REIT tax rules. We believe we can achieve our objectives by continuing and building upon our disciplined credit, proactive collections and customer service, and history of managing credit risk in the sub-prime mortgage market.

Our borrowers typically have limited credit histories, have high levels of consumer debt, or have experienced credit difficulties in the past. Mortgage loans to such borrowers are generally classified as “non-conforming” because they do not conform to or meet the underwriting guidelines of government-sponsored entities, or GSEs, such as the Government National Mortgage Association, or Ginnie Mae, Fannie Mae, or the Federal Home Loan Mortgage Corporation, or Freddie Mac. We originate and purchase loans on the basis of the borrower’s ability to repay the mortgage loan, the borrower’s historical pattern of debt repayment, and the sufficiency of the loan collateral, including the amount of equity in the borrower’s property (as measured by the borrower’s loan-to-value ratio, or LTV). The interest rate we charge on a loan and maximum loan amount we extend are determined based upon our underwriting and risk-based pricing matrices. We have been originating and purchasing non-conforming mortgage loans since 1995, and believe the proprietary data that we have accumulated in our data warehouse is key to our ability to analyze the characteristics that drive loan performance.

We finance our mortgage loans initially under one of several different secured and committed warehouse or repurchase financing facilities on a recourse basis. We then obtain long-term financing for our mortgage loans through securitizations. Following a securitization, the mortgage loans we originate or purchase remain on our balance sheet. For the three months ended March 31, 2004 and 2003, Saxon Capital originated, purchased or called $778.7 million and $714.1 million, respectively, and securitized $647.7 million and $1.1 billion of residential mortgage loans, respectively. For the years ended December 31, 2003 and 2002, Saxon Capital originated, purchased or called $2.8 billion and $2.5 billion, respectively, and securitized $2.7 billion and $2.2 billion, respectively, of residential mortgage loans. Called loans are performing or non-performing mortgage loans acquired from outstanding securitizations pursuant to the clean-up call option that we, as servicer, have. As of March 31, 2004, 43% of our loans in our portfolio were sub-prime, meaning that they have a credit grade of A minus and below on our proprietary credit grading system, and as a result, generally experience higher-than-average delinquency, default, and loss rates than do conforming mortgage loans. The letter grade applied to each risk classification reflects our internal standards and does not necessarily correspond to classifications used by other mortgage lenders. We use our credit grades only for non-conforming and sub-prime loans, many of which inherently carry greater risk of delinquency, default, and loss than conforming and prime loans carry. As of March 31, 2004, our mortgage loan servicing portfolio, including loans recorded on our condensed consolidated balance sheets, was $10.1 billion.

Our Industry

The residential mortgage market is the largest consumer finance market in the United States. According to the Mortgage Bankers Association of America, or MBAA, website as of April 14, 2004, lenders in the United States originated over $3.8 trillion in single-family mortgage loans in 2003. A substantial portion of the loan originations in 2003 was attributable to mortgage loan refinancings by customers taking advantage of the decline in interest rates during 2003. According to the MBAA website as of April 14, 2004, lenders in the United States are expected to originate $2.6 trillion in single-family mortgage loans in 2004. Because we believe that, historically, non-conforming mortgage loan originations have been less susceptible to interest rate fluctuations than have conforming mortgage loan originations, we believe that the projected decline is largely attributable to a reduction in refinancing of conforming loans as interest rates rise. Thus, we do not expect the same level of decline in the non-conforming market and expect that our 2004 production levels will increase over 2003 production levels.

Generally, the mortgage loan industry is segmented by the size of the mortgage loans and credit characteristics of the borrowers. Mortgage loans that conform to the guidelines of a GSE, such as Fannie Mae or Freddie Mac, which have guidelines for both size and credit characteristics, are called conforming mortgages. Our mortgage loans are considered non-conforming mortgages because of the size of the loans (generally referred to as jumbo mortgages), or the credit profiles of the borrowers (generally referred to as sub-prime mortgages), or both. We believe the non-conforming segment of the mortgage industry provides credit to a broad range of consumers who are underserved by the conforming mortgage market.

Our Strategy

Our goal is to maximize shareholder value by building a high-quality non-conforming mortgage loan portfolio that produces stable net interest income and fee income from the loans we originate, purchase, and service. We intend to execute our strategy by:

•	increasing production volume across our origination platform by enhancing a targeted marketing strategy involving direct mail and telemarketing capabilities that will enable us to increase our competitive position by focusing on lower credit grade or sub-prime mortgages, including offering more score-based products in the future;

•	utilizing aggregated historical loan performance information accumulated in our data warehouse to refine our risk based pricing strategies to help minimize our credit exposure while maximizing our expected return on investment;

•	increasing the consistency of our loan performance by emphasizing high levels of borrower contact through our Life of the Loan Credit Risk Management strategy; and

•	continuing to invest in technology to support consistent credit decisions, loss mitigation efforts, and operating efficiencies, and to increase customer satisfaction by providing quick decision and service delivery.

Our Competitive Advantages

Diversified Mortgage Loan Production. Our three separate production channels, wholesale, correspondent, and retail, allow us to diversify our production without becoming dependent on any one particular segment of the market.

Strong Servicing Platform. Once we originate or purchase a mortgage loan, we begin the process of servicing the loan to ensure that each loan is repaid in accordance with its terms. We also service loans owned by third parties. Our Life of the Loan Credit Risk Management strategy, which relates to our credit philosophy of managing risk from the moment a loan originates until its final disposition, is applied to every loan in our servicing portfolio.

Disciplined Underwriting Approach. We underwrite each of our loans individually. Our senior underwriting managers have a minimum of 10 years of industry experience. Our underwriting guidelines are determined by our credit committee, which includes senior executives as well as members of senior management of each business channel.

Continued Focus on Technology Advancements. Our ScorePlus underwriting program is a product developed to provide a faster and more simple credit qualification process to those customers willing to forego the flexibility offered by our traditional underwriting program by limiting the basis of our underwriting decisions to certain defined factors and guidelines. ScorePlus was introduced in January 2001 and has proven to be one of our most successful products to date.

Quality Control Department. Our Quality Control and Risk Management Department, or QC Department, consists of 20 employees that conduct a monthly process for reviewing and re-underwriting 10%-12% of all loans funded. The QC Department uses a statistical-based sampling system to select certain funded loans for review, re-underwrites those loans, re-verifies the sources of income, re-verifies employment, and reviews the appraisals to ensure collateral values for the loans are supported by the appraisals.

Our Headquarters

The principal executive offices of both Saxon Capital and Saxon REIT are located at 4860 Cox Road, Suite 300, Glen Allen, Virginia 23060, our telephone number at that location is (804) 967-7400 and Saxon Capital’s website is www.saxoncapitalinc.com. Information contained in the Saxon Capital website does not constitute part of this prospectus.

Changes in Our Business as a Result of Our REIT Structure

Following completion of this offering, Saxon REIT, a newly organized Maryland corporation, will become the parent of Saxon Capital, a Delaware corporation, and will elect to be treated as a real estate investment trust, or REIT, for federal income tax purposes, which means that Saxon REIT will generally not be subject to U.S. federal corporate income taxes on income and gain distributed to its shareholders, resulting in a reduction of our corporate level taxes. We intend to structure our business to facilitate compliance with REIT qualification rules while continuing to conduct our business operations substantially as they are currently conducted. We will continue to use our current mortgage loan underwriting guidelines, credit and pricing discipline, and loan servicing practices. Moreover, we will continue our current retail, wholesale, and correspondent loan production channels. We expect to make some changes to our business operations if and when we convert to a REIT, which are described below:

•	Loan origination, acquisition, and servicing. Initially, we will elect to treat Saxon Mortgage, America’s MoneyLine, and Saxon Mortgage Services as taxable REIT subsidiaries, which means that they will be subject to corporate income tax on the income they recognize and will not be allowed a deduction for dividends they pay on their stock. We may in the future decide to conduct some or all of our loan origination or servicing activities in our REIT or in qualified REIT subsidiaries.

•	Loan sales. We intend for the loans originated and purchased by Saxon Mortgage and America’s MoneyLine to be sold to Saxon REIT to be retained in our portfolio or to be sold to third parties. All such sales will be taxable transactions at arm’s-length prices.

•	Short-term financing. Our current warehouse and repurchase facilities contain terms that will require us to negotiate amendments or new facilities with our counterparties for the facilities to continue after this offering. Saxon REIT may become a party to the new warehouse and repurchase facilities. We intend for our new short-term financing facilities to provide the capability both for our taxable REIT subsidiaries to fund their operations, and for Saxon REIT to fund its purchase and accumulation of loans from the taxable REIT subsidiaries for securitization.

•	Long-term financing. Historically, our securitizations have been structured as real estate mortgage investment conduits, or REMICs, which has required us to recognize gain for tax purposes at the time of the securitization. Following this offering, we intend to structure most or all of our securitizations as non-REMIC borrowing transactions for federal income tax purposes.

•	Hedging. REIT qualifications tests will limit the amount of income we can receive from financial derivatives in the REIT. As a result, we may be required to conduct some hedging activities through taxable REIT subsidiaries, which will subject the related hedging income to corporate income tax and, in some circumstances, may limit the effectiveness of our hedging strategy.

Our Structure and Formation Transactions

Saxon REIT is a wholly-owned subsidiary of Saxon Capital formed as a Maryland corporation on February 5, 2004 for the purpose of becoming the parent of Saxon Capital through a series of transactions designed to convert Saxon Capital into a REIT. Saxon Capital was formed as a Delaware corporation on April 23, 2001 with the name Saxon Capital Acquisition Corp. for the purpose of acquiring the business of SCI Services, Inc., a Virginia corporation. Saxon Capital acquired all of the issued and outstanding capital stock of SCI Services, Inc. from Dominion Capital, Inc., a wholly-owned subsidiary of Dominion Resources, Inc., on July 6, 2001 and changed its name to Saxon Capital, Inc. on October 5, 2001. Upon the consummation of the merger and related transactions described below, Saxon REIT will succeed to and continue the business of Saxon Capital and will make an election to be taxed as a REIT for federal income tax purposes. Saxon REIT has conducted no business to date other than that incident to facilitating the REIT conversion.

Our restructuring will consist of the following events:

•	A wholly-owned subsidiary of Saxon REIT, Saxon Merger Corporation, which is a Delaware corporation created solely for the purpose of effecting our corporate restructuring, will merge with and into Saxon Capital, with Saxon Capital as the surviving entity.

•	Immediately thereafter, Saxon Capital will merge with and into Saxon Capital Holdings, another wholly-owned subsidiary of Saxon REIT, with Saxon Capital Holdings, as the surviving entity.

•	Each outstanding share of Saxon Capital common stock will be converted into the right to receive one share of Saxon REIT common stock and between $ (if no currently outstanding options or warrants of Saxon Capital are exercised) and $ (if all currently outstanding options or warrants of Saxon Capital are exercised), depending on the number of shares of Saxon Capital common stock issued upon exercise of currently outstanding options and warrants prior to the closing of the merger, in cash.

•	Saxon REIT will complete this public offering.

•	Saxon REIT will adopt the name “Saxon Capital, Inc.” and will, through its subsidiaries, succeed to and continue the business operations of Saxon Capital.

In connection with the merger transactions described above:

•	The rights and obligations of Saxon Capital under its employee benefit plans and related other agreements will be assumed by Saxon REIT, and all rights of the participants in Saxon Capital’s employee benefits plans to acquire shares of Saxon Capital common stock on the terms and conditions of such plans and such agreements will be converted into rights to acquire shares of Saxon REIT common stock.

•

Upon approval of the merger agreement by Saxon Capital’s shareholders, all currently unvested options and restricted stock units of Saxon Capital will vest. As a result, currently outstanding unexercisable options to purchase an aggregate of 1,394,125 shares of Saxon Capital common stock, of which options to purchase 1,096,250 shares are held by our directors and executive officers, will be accelerated and, 240,000 currently unvested restricted stock units, all of which are held by our directors and executive officers, will vest. Assuming all outstanding options, including those that will be accelerated, are exercised, all restricted stock units are vested, and all outstanding warrants are exercised, the shares issued upon exercise of the accelerated options will entitle our directors and executive officers to an aggregate of $                     of the cash portion of the merger consideration. In addition, based upon the weighted average exercise price of the currently unvested options held by our directors and executive officers, which is $10.15 per share, and the closing price of Saxon Capital’s common stock on May 24, 2004 of

$23.50 per share, this acceleration represents a benefit to our directors and executive officers of $13.35 per share, or $14,634,938 in the aggregate.

We refer to the merger of Saxon Merger Corporation with and into Saxon Capital and the merger of Saxon Capital with and into Saxon Capital Holdings collectively as the merger. We refer to this offering and the merger collectively as the REIT conversion.

The following diagram summarizes our expected corporate structure after the REIT conversion, including the effect of the closing of this offering:

Existing Saxon Capital shareholders and new investors in this offering
Saxon REIT (to be renamed Saxon Capital, Inc.)
Saxon Capital Holdings, Inc. (Taxable REIT Subsidiary)
Qualified REIT Subsidiaries
Other Taxable REIT Subsidiaries

Ownership Structure

Upon the closing of this offering, assuming a per share price of $                    , which is the mid-point of the range of prices on the cover page of this prospectus, our ownership structure (excluding options to purchase our common stock) is expected to be as follows:

New Public Shareholders

Directors and Executive Officers

Other Existing Saxon Capital Shareholders

In addition, if Saxon Capital’s shareholders approve the 2004 Incentive Compensation Plan and the REIT conversion occurs, we will reserve for future issuance under our 2004 Incentive Compensation Plan a number of shares of Saxon REIT common stock equal to 15% of (a) the total number of shares outstanding of Saxon REIT immediately after the issuance of shares in this offering and the issuance of shares in the merger (assuming all currently outstanding options and warrants are exercised), minus (b) the total number of shares of Saxon Capital common stock that have been issued (either as stock awards or upon the exercise of options), or are issuable upon the exercise of options outstanding immediately prior to the consummation of the merger, pursuant to grants made under all employee and director equity-based compensation plans or arrangements of Saxon Capital other than the 2004 Employee Stock Purchase Plan and the 2001 Employee Stock Purchase Plan. In connection with the REIT conversion, we expect to grant an aggregate of 867,500 restricted stock units to our independent directors and certain of our officers under the 2004 Incentive Compensation Plan.

Restrictions on Ownership of Our Common Stock

To maintain our qualification as a REIT for federal income tax purposes, not more than 50% in value of the outstanding shares of our capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the federal tax laws to include certain entities). See “Material Federal Income Tax Consequences—REIT Qualification.” Primarily to facilitate maintenance of our qualification as a REIT for federal income tax purposes, Saxon REIT’s charter prohibits ownership, directly or by the attribution provisions of the federal tax laws, by any person of more than 9.8% of the lesser of the aggregate number or aggregate value of the outstanding shares of any class or series of Saxon REIT’s capital stock, subject to certain exceptions and waiver or modification by us in certain limited circumstances. See “Certain Provisions of Maryland Law and Our Charter and Bylaws – Ownership Limitation.”

Summary Risk Factors

An investment in our common stock involves material risks. You should carefully consider the matters discussed under “Risk Factors” beginning on page 23 of this prospectus, together with all of the other information contained in this prospectus, before investing in our common stock. These risks include:

•	Our business requires a significant amount of cash, and if we are unable to obtain the cash required to execute our business plan, our business and financial condition will be significantly harmed.

•	We depend on borrowings and securitizations to fund our mortgage loans and reach our desired amount of leverage, which exposes us to liquidity risks. If we fail to obtain or renew sufficient funding on favorable terms or at all, we will be limited in our ability to make mortgage loans, which will harm our results of operations.

•	We face substantial risks from our strategy of securitizing our loans.

•	We might be prevented from securitizing our mortgage loans at opportune times and prices, which could adversely affect our ability to generate cash flow.

•	The residential mortgage origination business is a cyclical industry, is currently at or near its highest historical levels, and is expected to decline in 2004 and upcoming years, which could reduce the level of mortgage loans we originate in the future and adversely impact our business in the future.

•	An increase in interest rates may reduce overall demand for mortgage loans, reduce our net interest income or otherwise adversely affect our business or profitability.

Actions we take to satisfy the requirements applicable to REITs, or our failure to satisfy such requirements, could have an adverse effect on our financial condition.

This Offering

Common stock offered by Saxon REIT	shares(1)
Common stock to be outstanding after this offering	shares(2)
Use of proceeds

We estimate the net proceeds that we receive in this offering will be approximately $                    , based on an assumed initial offering price of $                     per share, which is the mid-point of the range set forth on the cover page of this prospectus. We expect to use the net proceeds as follows:

•      between approximately $100 million and $140 million to pay the cash component of the consideration due to shareholders of Saxon Capital in connection with the merger;

•      approximately $35.0 million to pay one-time transaction costs incurred in connection with the REIT conversion, not including the cash portion of the merger consideration;

•      approximately $25.0 million to retire a $25 million promissory note of Saxon Capital;

•      approximately $                     million to purchase assets from Saxon Capital; and

•      the remainder for working capital, including to repay a portion of the outstanding balances under our warehouse financing facilities.

Pending these uses, we expect to temporarily invest the remaining net proceeds in readily marketable, interest-bearing assets consistent with our intention to qualify as a REIT. See “Use of Proceeds.”

Proposed Nasdaq National Market Symbol	Saxon Capital common stock has been traded on the Nasdaq National Market under the symbol “SAXN” since January 2002. We intend to cease the trading of Saxon Capital’s common stock on the Nasdaq National Market and to apply to list Saxon REIT common stock on the Nasdaq National Market under the symbol “SAXN.”

Closing of the offering and other actions	This offering is being undertaken as part of the REIT conversion. The closing of this offering will occur concurrently with the consummation of the merger. The merger agreement must be approved by Saxon Capital’s shareholders before the merger can be consummated.

(1)	Excludes up to shares of our common stock that may be issued by Saxon REIT upon exercise of the underwriters’ over-allotment option.

(2)	Includes 32,861,794 shares issuable to Saxon Capital shareholders in connection with the merger described in “—Our Structure and Formation Transactions”, assuming (a) all unvested options to purchase common stock and all restricted stock units are vested and (b) all outstanding options and warrants have been exercised prior to the consummation of the merger. Excludes (y) if Saxon Capital’s shareholders approve the 2004 Incentive Compensation Plan and the REIT conversion occurs, a number of shares of Saxon REIT common stock reserved for future issuance under our 2004 Incentive Compensation Plan equal to 15% of (a) the total number of shares outstanding of Saxon REIT immediately after the issuance of shares in this offering and the issuance of shares in the merger (assuming all currently outstanding options and warrants are exercised), minus (b) the total number of shares of Saxon Capital common stock that have been issued (either as stock awards or upon the exercise of options), or are issuable upon the exercise of options outstanding immediately prior to the consummation of the merger, pursuant to grants made under all employee and director equity-based compensation plans or arrangements of Saxon Capital other than the 2004 Employee Stock Purchase Plan and the 2001 Employee Stock Purchase Plan and (z) 1,000,000 shares reserved for issuance under the Saxon Capital 2004 Employee Stock Purchase Plan, or the 2004 Employee Stock Purchase Plan (assuming Saxon Capital’s shareholders approve the 2004 Employee Stock Purchase Plan and the Saxon Capital 2001 Employee Stock Purchase Plan is terminated). In connection with the REIT conversion, we expect to grant an aggregate of 867,500 restricted stock units to our independent directors and certain of our officers.

Distribution Policy

Federal income tax law requires that a REIT distribute annually to its shareholders at least 90% of its REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gain) for each year. For more information, please see “Material Federal Income Tax Consequences.” We anticipate that distributions generally will be paid from cash available for distribution (generally equal to cash from operations less capital expenditures and principal amortization on indebtedness).

In connection with our distribution obligations under REIT requirements, we currently anticipate making quarterly distributions of at least 90% of our taxable REIT income to holders of our common stock, but the amount and timing of any distributions will be determined at the discretion of the board of directors and will be affected by a number of factors, many of which are beyond our control. We intend to establish a dividend reinvestment plan by the end of 2004.

For more information regarding risk factors that could materially adversely affect our ability to make distributions, please see “Risk Factors” beginning on page 23.

Summary Unaudited Pro Forma Financial Data

The following table sets forth summary data from the unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2003 and the three-month period ended March 31, 2004 and from the unaudited pro forma condensed balance sheet data as of March 31, 2004 included elsewhere in this prospectus. The following summary financial information should be read in conjunction with the financial statements and related notes thereto included elsewhere in this prospectus.

The unaudited pro forma balance sheet is presented as if the REIT conversion (including the public offering) occurred as of March 31, 2004. The unaudited condensed consolidated statements of operations present the effects of the REIT conversion (including the public offering) as though they occurred on January 1, 2003. The pro forma information incorporates certain assumptions that are described in the notes to the unaudited pro forma financial statements included elsewhere in this prospectus.

The pro forma information does not purport to represent what Saxon REIT’s financial position or results of operations would actually have been if these transactions had, in fact, occurred on such date or at the beginning of the period indicated, or to project Saxon REIT’s financial position or results of operations at any future date or for any future period.

In addition, the historical information contained in the following table may not be comparable to the operations of Saxon REIT on a going-forward basis because, among other things, the historical information relates to an operating entity that pays taxes on its income, including gain derived upon the execution of securitization transactions treated as sales for tax purposes. Going forward, Saxon REIT will undertake securitization transactions that will be treated as financing transactions for federal income tax purposes and will not, therefore, generate gain upon securitization.

Summary Unaudited Pro Forma Financial Information

	Saxon Capital Historical						Saxon REIT Pro Forma
	For the Year Ended December 31, 2003	Pro Forma Merger Adjustments		Pro Forma Offering Proceeds Adjustments			For the Year Ended December 31, 2003
	(dollars in thousands, except per share data)
Operating Data:
Interest income	$333,064						$333,064
Interest expense	(123,303)				$7,520	(f)	(115,783)

Net interest income	209,761	—			7,520		217,281
Provision for mortgage loan loss	(33,027)						(33,027)

Net interest income after provision for mortgage loan losses	176,734	—			7,520		184,254
Servicing income, net of amortization and impairment	32,134						32,134
Gain on sale of mortgage assets	2,533						2,533

Total net revenues	211,401	—			7,520		218,921
Total expenses	(109,756)	$(275	)(a)				(110,031)

Income (loss) before taxes	101,645	(275)			7,520		108,890
Income tax (benefit) expense	36,509	(35,684	)(b)				825

Net income	$65,136	$35,409			$7,520		$108,065

Shares outstanding	28,661,757	—
Weighted average common shares outstanding – basic	28,518,128	—
Weighted average common shares outstanding – diluted	30,116,305	—
Basic EPS	$2.28	$1.24		$			$
Diluted EPS	2.16	1.18
Book value per share(1)	12.04	0.01

(1)	Book value per share is calculated as total shareholders’ equity divided by shares outstanding.

	Saxon Capital Historical						Saxon REIT Pro Forma
	For the Three Months Ended March 31, 2004	Pro Forma Merger Adjustments		Pro Forma Offering Proceeds Adjustments			For the Three Months Ended March 31, 2004
	(dollars in thousands, except per share data)
Operating Data:
Interest income	$90,999						$90,999
Interest expense	(33,167)				$2,013	(g)	(31,154)

Net interest income	57,832	—			2,013		59,845
Provision for mortgage loan loss	(3,878)						(3,878)

Net interest income after provision for mortgage loan losses	53,954	—			2,013		55,967
Servicing income, net of amortization and impairment	4,892						4,892
Gain on sale of mortgage assets	2,551						2,551

Total net revenues	61,397	—			2,013		63,410
Total expenses	(31,039)	$(69	)(a)				(31,108)

Income (loss) before taxes	30,358	(69)			2,013		32,302
Income tax (benefit) expense	10,666	(7,899	)(c)				2,767

Net income	$19,692	$7,830			$2,013		$29,535

Shares outstanding	28,690,794	—
Weighted average common shares outstanding – basic	28,671,464	—
Weighted average common shares outstanding – diluted	31,406,522	—
Basic EPS	$0.69	$0.27		$			$
Diluted EPS	0.63	0.25
Book value per share(1)	12.57	0.01

(1)	Book value per share is calculated as total shareholders’ equity divided by shares outstanding.

	Actual					Pro Forma
	March 31, 2004	Pro Forma Merger Adjustments		Pro Forma Offering Proceeds Adjustments		March 31, 2004
	(dollars in thousands)
Assets
Cash	$6,795			$113,632	(h)		$120,427
Accrued interest receivable	52,743						52,743
Trustee receivable	89,797						89,797
Mortgage loan portfolio	4,940,909						4,940,909
Allowance for loan loss	(33,837)						(33,837)

Net mortgage loan portfolio	4,907,072						4,907,072
Restricted cash	470,300						470,300
Servicing related advances	90,789						90,789
Mortgage servicing rights, net	39,042						39,042
Deferred tax asset	—	$1,037	(c)				1,037
Real estate owned	23,524						23,524
Other assets	67,764	(6,022	)(c)				61,742

Total assets	$5,747,826						$5,856,473

Liabilities and shareholders’ equity
Liabilities:
Accrued interest payable	$9,576						$9,576
Warehouse financing	426,368			$(326,368	)(i)		100,000
Securitization financing	4,898,181						4,898,181
Note payable	25,000			(25,000	)(j)		—
Deferred tax liability	2,161						2,161
Other liabilities	25,889	$127,116	(c)(d)				153,005

Total liabilities	$5,387,175						$5,162,923

Shareholders’ equity
Common stock, $0.01 par value per share, 100,000,000 shares authorized; 28,661,757 issued and outstanding (Actual) and 49,721,160 issued and outstanding (Pro Forma)	$287	$2	(e)	(h	)
Additional paid-in capital	264,564	3,670	(e)	(h	)
Other comprehensive income, net of taxes	(10,118)						$(10,118)
Retained earnings (accumulated deficit)	105,918	(135,773	)(c)(d)(e)				(29,855)

Total shareholders’ equity	$360,651					$

Total liabilities and shareholders’ equity	$5,747,826					$

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

(a)	Adjustment reflects additional compensation expense related to the new employment agreements that become effective as of the completion of the REIT conversion.

(b)	Adjustment reflects income tax expense for the year ended December 31, 2003. Amount was calculated based on the actual tax provision for the year ended December 31, 2003, adjusted to account for taxable income being divided between the qualified REIT subsidiaries and the taxable REIT subsidiaries.

(c)	Adjustment reflects income tax expense for the three months ended March 31, 2004. Amount was calculated based on the actual tax provision for the three months ended March 31, 2004, adjusted to account for taxable income being divided between the qualified REIT subsidiaries and the taxable REIT subsidiaries.

(d)	Saxon Capital has determined to pay cash consideration in addition to common stock in connection with the merger in part because the cash payment will enable Saxon REIT to satisfy one of the requirements for REIT qualification. Following the REIT conversion, Saxon Capital will be a taxable REIT subsidiary of Saxon REIT. If Saxon REIT is to qualify as a REIT, the total value of securities that it holds in one or more taxable REIT subsidiaries cannot exceed 20 percent of its total assets at the close of any calendar quarter. Saxon Capital’s payment of cash consideration in connection with the REIT conversion will reduce the value of the securities of Saxon Capital held by Saxon REIT and, thereby, enable Saxon REIT to satisfy the above-mentioned 20 percent test. Further, Saxon Capital believes that it is appropriate for shareholders to receive a cash return for their investment in Saxon Capital common stock since prior to the REIT conversion Saxon Capital has not paid any dividends. The total amount of cash consideration will be determined by Saxon Capital’s board of directors after the 2004 annual meeting but shortly before it determines whether to consummate the REIT conversion. Presently, the aggregate cash consideration is expected to be between approximately $100 million and $140 million. In determining the aggregate amount of cash consideration to be paid in the merger, Saxon Capital’s board of directors will take into account such considerations as the amount raised in the public offering; Saxon REIT’s need for capital; the effect that the payment of cash consideration will have on the value of the securities of Saxon Capital held by Saxon REIT with a view towards satisfying the requirement that not more than 20 percent of Saxon REIT’s total assets at the close of any calendar quarter can consist of securities of one or more taxable REIT subsidiaries; and the desire to provide a return of cash to Saxon Capital’s shareholders. No single factor will be determinative and Saxon Capital’s board of directors has not ranked the relative significance of any factors. For purposes of the pro forma presentation, the maximum amount of $140 million was accrued as a liability for payment of the merger consideration.

(e)	Adjustment reflects the vesting of 240,000 currently unvested restricted stock units upon shareholder approval of the merger agreement. The adjustment to additional paid-in capital reflects the compensation expense remaining to be recognized at March 31, 2004.

(f)	Adjustment reflects interest expense, using historical interest rates, for the year ended December 31, 2003 associated with the payoff of a $25 million note of Saxon Capital and the paydown of borrowings under Saxon Capital’s warehouse financing facilities.

(g)	Adjustment reflects interest expense, using historical interest rates, for the three months ended March 31, 2004 associated with the payoff of a $25 million note of Saxon Capital and the paydown of borrowings under Saxon Capital’s warehouse financing facilities.

(h)	Adjustment reflects the raising of an additional $500 million in gross proceeds for Saxon REIT and results in the offering of shares based on an offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, net of an aggregate $35 million in REIT conversion costs. The REIT conversion costs, which include underwriting discounts and commissions of % of the gross offering proceeds, other offering costs and a 1% advisory fee due to Friedman, Billings, Ramsey & Co., Inc., or FBR, as financial advisor to Saxon Capital on the REIT conversion, were estimated at 7% of the gross offering proceeds and were based on historical fees paid in previous transactions. A reconciliation of the proceeds is as follows:

(Dollars in Thousands)

Gross proceeds	$500,000
REIT conversion costs	(35,000)
Payoff of note payable	(25,000)
Paydown of warehouse financing facilities	(326,368)

Actual cash adjustment related to offering	$113,632

(i)	Adjustment reflects the payoff of a majority of the warehouse financing facilities on March 31, 2004. For purposes of the pro forma calculation, the amount paid down was $326,368,000.

(j)	Adjustment reflects the payoff of a $25 million note of Saxon Capital payable on March 31, 2004.

Selected Financial Data

The following selected financial data for Saxon Capital for the three-month periods ended and as of March 31, 2004 and 2003 have been derived from the unaudited condensed consolidated financial statements of Saxon Capital and are included elsewhere in this prospectus.

The following selected financial data for Saxon Capital for the years ended December 31, 2003 and 2002, for the period July 6, 2001 to December 31, 2001, and as of December 31, 2003 and 2002 have been derived from our consolidated financial statements, which have been audited by our independent auditors, and are included elsewhere in this prospectus. The following selected financial data for Saxon Capital as of December 31, 2001 have been derived from our consolidated financial statements, which have been audited by our independent auditors, and are not included elsewhere in this prospectus.

The following selected financial data as of December 31, 2000 and 1999, for the period January 1, 2001 to July 5, 2001, and for the years ended December 31, 2000 and 1999 have been derived from SCI Services’ consolidated financial statements, which have been audited by our independent auditors and are not included elsewhere in this prospectus. You should read the information below along with all other financial information and analysis presented in this prospectus, including the sections captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Prior to July 6, 2001, we sold our mortgage loans, while retaining certain residual interests, through securitizations structured as sales, with a corresponding one-time recognition of gain or loss, under GAAP. Since July 6, 2001, we structure our securitizations as financing transactions. These securitizations do not meet the qualifying special purpose entity criteria under Statement of Financial Accounting Standard No 140, or SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, because after the loans are securitized, the securitization trust may acquire derivatives relating to beneficial interests retained by us; also we as servicer, subject to applicable contractual provisions, have sole discretion to use our best commercial judgment in determining whether to sell or work out any loans securitized through the securitization trust that become troubled. Accordingly, following a securitization, the mortgage loans remain on our consolidated balance sheet, and the securitization indebtedness replaces the warehouse debt associated with the securitized mortgage loans. We record interest income on the mortgage loans and interest expense on the securities issued in the securitization over the life of the securitization, and do not recognize a gain or loss upon completion of the securitization. This accounting treatment more closely matches the recognition of income with the actual receipt of cash payments.

	Saxon Capital, Inc. (1)					SCI Services, Inc. (predecessor)
	March 31,		December 31,			December 31,
	2004	2003	2003	2002	2001	2000	1999
	(dollars in thousands)
Balance Sheet Data:
Mortgage loan portfolio, net	$4,907,072	$4,014,522	$4,680,047	$3,572,246	$1,702,481	$103,954	$121,445
Interest-only residual assets	—	—	—	—	—	298,415	346,675
Mortgage servicing rights, net	39,042	31,683	41,255	24,971	33,847	47,834	40,416
Servicing related advances(2)	90,789	105,142	98,588	102,558	101,645	30,847	28,735
Total assets	5,747,826	4,331,011	5,058,832	4,163,162	1,899,349	572,408	640,432
Warehouse financing	426,368	119,897	427,969	474,442	283,370	88,225	110,465
Securitization financing	4,898,181	3,857,891	4,237,375	3,347,251	1,326,660	—	—
Total liabilities	5,387,175	4,037,517	4,713,786	3,876,816	1,647,351	228,871	294,775
Shareholders’ equity	360,651	293,494	345,046	286,346	251,998	343,537	345,657

	Saxon Capital, Inc. (1)
	Three Months Ended March 31,
	2004	2003
	(dollars in thousands, except per share data)
Operating Data:
Interest income	$90,999	$75,255
Interest expense	(33,167)	(26,661)

Net interest income	57,832	48,594
Provision for mortgage loan losses	(3,878)	(8,614)

Net interest income after provision for mortgage loan losses	53,954	39,980
Gain on sale of mortgage assets	2,551	6
Servicing income, net of amortization and impairment	4,892	7,580

Total net revenues	61,397	47,566
General and administrative, payroll and other expenses	(31,039)	(26,661)

Total operating expenses	(31,039)	(26,661)

Income before taxes	30,358	20,905
Income tax expense	10,666	8,021

Net income	$19,692	$12,884

Basic earnings per common share(3)	$0.69	$0.46
Average common shares outstanding (basic)	28,671,464	28,283,640
Diluted earnings per common share(3)	$0.63	$0.44
Average common shares outstanding (diluted)	31,406,522	29,059,078

	Saxon Capital, Inc. (1)
	Three Months Ended March 31,
	2004	2003
	(dollars in thousands)
Other Data:
Total mortgage loan production(4)	$778,734	$714,103
Wholesale production(4)	301,206	274,724
Retail originations(4)	197,511	182,345
Correspondent production(4)	143,726	257,034
Called loans(4)(5)	136,291	—
Mortgage loans securitized	647,714	1,050,178
Total serviced assets at period end	10,127,216	8,394,916
Average principal balance per loan serviced at period end(6)	$130	$115
Number of retail branches at period end	27	22
Average number of wholesale account executives(7)	131	128
Ratios:
Average equity to average assets(8)	6.5%	6.8%
Return on average equity(8)(9)	22.3%	17.8%
Return on average assets(8)(9)	1.5%	1.2%
Asset Quality Data – at period end (Total Servicing Portfolio):
Total seriously delinquent including real estate owned – at period end(10)	7.93%	9.82%
Total seriously delinquent excluding real estate owned – at period end	6.89%	8.47%
Annual losses on serviced portfolio as a percentage of total serviced assets – at period end	1.07%	1.27%
Asset Quality Data – at period end (Owned Portfolio):
Total seriously delinquent including real estate owned – at period end(10)	6.98%	6.39%
Total seriously delinquent excluding real estate owned - at period end	6.06%	5.71%
Annual losses on owned portfolio as a percentage of total owned assets – at period end	0.84%	0.59%

	Saxon Capital, Inc.(1)			SCI Services, Inc. (predecessor)
	Year Ended December 31,				Year Ended December 31,
	2003	2002	For the Period July 6, 2001 to December 31, 2001	For the Period January 1, 2001 to July 5, 2001	2000	1999
	(dollars in thousands, except per share data)
Operating Data:
Interest income	$333,064	$226,399	$50,964	$15,331	$34,444	$45,818
Interest expense	(123,303)	(87,068)	(23,457)	(11,524)	(24,875)	(21,342)

Net interest income	209,761	139,331	27,507	3,807	9,569	24,476
Provision for mortgage loan losses	(33,027)	(28,117)	(11,861)	(8,423)	(6,403)	(9,107)

Net interest income after provision for mortgage loan losses	176,734	111,214	15,646	(4,616)	3,166	15,369
Gain on sale of mortgage assets	2,533	365	—	32,892	79,234	98,369
Servicing income, net of amortization and impairment	32,134	22,924	11,577	16,670	23,677	15,984

Total net revenues	211,401	134,503	27,223	44,946	106,077	129,722
General and administrative, payroll and other expenses	(109,756)	(90,293)	(37,467)	(43,798)	(70,236)	(63,538)
Impairment of assets, net	—	—	—	(7,301)	(108,445)	(8,308)
Impairment of goodwill	—	—	—	(44,963)	—	—

Total operating expenses	(109,756)	(90,293)	(37,467)	(96,062)	(178,681)	(71,846)

Income (loss) before taxes	101,645	44,210	(10,244)	(51,116)	(72,604)	57,876
Income tax expense (benefit)	36,509	16,833	(3,957)	(21,609)	(24,084)	21,228

Net income (loss)	$65,136	$27,377	$(6,287)	$(29,507)	$(48,520)	$36,648

Basic earnings per common share(3)	$2.28	$0.97	$(0.22)	$(1.05)	$(1.73)	$1.31
Average common shares outstanding (basic)	28,518,128	28,103,695	28,050,100	28,050,100	28,050,100	28,050,100
Diluted earnings per common share(3)	$2.16	$0.94	$(0.22)	$(1.05)	$(1.73)	$1.31
Average common shares outstanding (diluted)	30,116,305	29,165,184	28,050,100	28,050,100	28,050,100	28,050,100

	Saxon Capital, Inc. (1)			SCI Services, Inc. (predecessor)
	Year Ended December 31,				Year Ended December 31,
	2003	2002	For the Period July 6, 2001 to December 31, 2001	For the Period January 1, 2001 to July 5, 2001	2000	1999
	(dollars in thousands)
Other Data:
Total mortgage loan production(4)	$2,842,942	$2,484,074	$1,112,661	$1,220,575	$2,088,503	$2,234,512
Wholesale production(4)	1,174,573	1,034,278	501,780	463,607	712,746	1,011,652
Retail originations(4)	762,657	645,949	252,819	194,703	233,753	174,611
Correspondent production(4)	905,712	615,288	358,062	562,265	1,142,004	1,048,249
Called loans(4)(5)	—	188,559	—	—	—	—
Mortgage loans securitized	2,650,167	2,204,816	1,352,698	661,456	2,098,659	2,679,556
Total serviced assets at period end	9,899,523	7,575,560	6,355,304	6,286,078	5,588,598	4,803,812
Average principal balance per loan serviced at period end(6)	$127	$109	$96	$95	$93	$100
Number of retail branches at period end	27	20	17	16	16	14
Average number of wholesale account executives(7)	132	121	106	105	107	115
Ratios:
Average equity to average assets(8)	6.8%	8.9%	15.4%	36.9%	56.8%	51.1%
Return on average equity(8)(9)	20.6%	10.2%	(6.0)%	(23.2)%	(14.1)%	11.6%
Return on average assets(8)(9)	1.4%	0.9%	(0.9)%	(8.6)%	(8.0)%	5.9%
Asset Quality Data – at period end (Total Servicing Portfolio):
Total seriously delinquent including real estate owned – at period end(10)	8.9%	11.3%	12.0%	N/A	10.1%	8.0%
Total seriously delinquent excluding real estate owned – at period end	7.8%	9.7%	10.2%	N/A	8.7%	6.9%
Annual losses on serviced portfolio as a percentage of total serviced assets – at period end	1.1%	1.5%	1.3%	N/A	0.8%	0.7%
Asset Quality Data – at period end (Owned Portfolio):
Total seriously delinquent including real estate owned – at period end(10)	7.7%	7.1%	3.8%	—	—	—
Total seriously delinquent excluding real estate owned - at period end	6.9%	6.4%	3.6%	—	—	—
Annual losses on owned portfolio as a percentage of total owned assets – at period end	0.6%	0.2%	—	—	—	—

(1)	We acquired all of the issued and outstanding capital stock of our predecessor from Dominion Capital on July 6, 2001.

(2)	During 2001, we changed our presentation of recording advances and recoveries from the securitizations from a net basis to a gross basis.

(3)	Earnings per common share for the periods prior to July 6, 2001 was calculated based upon the assumption that the shares issued as of July 6, 2001 were outstanding for all periods presented.

(4)	Principal balances only.

(5)	Called loans occur upon exercise of the clean-up call option by us, as servicer or master servicer, of the securitized pools of our predecessor for which Dominion Capital retained residual interests. In some cases the rights to exercise the call option, as well as the pool of called loans, may be owned by an unaffiliated third party. With respect to 2002, the clean-up call options in some instances were held by us and in others were held by Dominion Capital.

(6)	Total dollar value of loans serviced divided by number of loans serviced.

(7)	Average account executives are calculated as a simple average over the time period indicated. Includes area and regional sales management positions.

(8)	Average equity and average assets are calculated as a simple average over the time period indicated.

(9)	Data for incomplete years has been annualized.

(10)	Seriously delinquent is defined as loans that are 60 or more days delinquent, foreclosed, REO, or held by a borrower who has declared bankruptcy and is 60 or more days contractually delinquent.

N/A Information not available.

RISK FACTORS

You should consider carefully the risks described below before making an investment decision. Investing in our common stock involves a high degree of risk. Any of the following factors could harm our business and future results of operations and could result in a partial or complete loss of your investment.

Risks and Effects of Our Business

Our management has limited experience operating a REIT and we cannot assure you that our management’s past experience will be sufficient to successfully manage our business as a REIT.

We have never been operated as a REIT and our management has limited experience in complying with the income, asset, and other limitations imposed by the REIT provisions of the Code. Those provisions are complex, and the failure to comply with those provisions in a timely manner could prevent us from qualifying as a REIT or could force us to pay unexpected taxes and penalties. In such event, our net income would be reduced and we could incur a loss.

If we fail to qualify as a REIT, we will be subject to federal income tax at regular corporate rates. Also, unless the Internal Revenue Service, or the IRS, grants us relief under certain statutory provisions, we will remain disqualified as a REIT for four years following the year in which we first fail to qualify. If we fail to qualify as a REIT, we will have to pay significant income taxes and will therefore have less money available for investments or for distributions to our shareholders. This would likely have a significant adverse effect on the value of our securities.

There will be changes to aspects of our business as a result of being a REIT which may have a negative financial impact on us.

Although we intend to conduct our business operations in substantially the same manner as they currently are conducted, to retain our overall mortgage loan portfolio strategy of securitizing the mortgage loans we originate and to maintain our current hedging strategies, as a REIT, we will alter the manner in which we operate our business.

Business Operations. In order to qualify as a REIT, we expect at least initially to conduct our loan origination and servicing activities in our taxable REIT subsidiaries, although in the future we may have the ability to conduct loan origination and/or servicing in our REIT or in qualified REIT subsidiaries. The inability to perform these functions in our REIT or in qualified REIT subsidiaries may prevent us from realizing the benefits of being a REIT because the income generated in our taxable REIT subsidiaries will be subject to taxation. If we are unable to realize these benefits, our stock price may be adversely affected. We must successfully maintain our organizational structure and our business operations within the REIT structure or lose our REIT status. Loss of our REIT status could result in taxes and penalties, and a reduction in our net income.

Securitizations. Historically, we have structured our securitizations as REMICs the use of which results in a sale of the securitized mortgage loans for federal income tax purposes. As a

REIT, we intend to structure most or all of our securitizations as non-REMIC financing transactions for federal income tax purposes, which we believe will facilitate compliance with the REIT income and asset tests and allow us to defer recognition of any taxable gain associated with the securitized mortgage loans. We will have less flexibility in some respects in structuring our non-REMIC financing transactions than we had with our prior REMIC securitizations:

•	unlike in the case of a REMIC, all of the debt securities issued to investors in a non-REMIC securitization generally must have an investment-grade rating;

•	the equity interest in a non-REMIC securitization generally is less liquid than its REMIC analogue because it must be wholly-owned by a REIT or a qualified REIT subsidiary; and

•	we will have less flexibility in structuring “interest only” type securities in a non-REMIC securitization than in a REMIC.

The structuring limitations in non-REMIC securitizations may result in our securitizations being less efficient. For example, we may not be able to maximize the proceeds we will receive compared to a REMIC securitization. As a result, following each such non-REMIC securitization, we will likely have less cash available to fund our operations or to distribute to our shareholders than would be the case had we undertaken a REMIC securitization.

Hedging. Although we expect to continue our current hedging strategy, the REIT qualification tests will limit the amount of income we can realize from financial derivatives in the REIT. In managing our hedge instruments, we will consider the effect of the expected hedging income on the REIT qualification tests that limit the amount of gross income that a REIT may receive from hedging. To the extent we can do so consistently with the accounting principles applicable to hedging, and with our overall hedging strategy, we may from time to time identify hedge instruments among the various hedged liabilities in order to allow certain hedging income to qualify for the 95% income tests. As a result, we may be required to conduct some hedging activities through taxable REIT subsidiaries, which will subject the related hedging income to corporate income tax and, in some circumstances, may limit the effectiveness of our hedging strategy. For example, a gain on a hedge at a taxable REIT subsidiary will not fully offset a loss on the hedged asset which is held at the REIT level because the gain will be subject to corporate income tax. These limitations may limit the effectiveness of our hedging activities, reduce our net income, and adversely affect the value of our common stock.

If we cannot successfully implement any or all of these changes to our business or successfully manage our growth, our business, financial condition, liquidity and results of operations will be adversely affected.

Our inability to obtain third-party consents and authorizations in connection with the REIT conversion may have a material adverse effect on us.

There are numerous third-party consents and authorizations we must obtain to consummate the REIT conversion, including the amendment or renewal of the financing facilities that provide liquidity to fund our operations. We have six principal financing facilities which we use to finance our activities. We will need the approval of the lenders of five of these facilities before we consummate the REIT conversion. Our inability to obtain one or more such consents could cause a default under the cross-default provisions of our principal financing facilities. We also need to amend each of our principal financing facilities, but we have not commenced negotiations with our lenders. It is possible that we may not be successful in negotiating these agreements, or even if we reach an agreement with each lender, that the agreements will contain terms that are favorable to us. Either of these results may have an adverse impact on our business, financial condition or results of operations. We and our subsidiaries are required to be licensed in the various states in which we conduct business. The REIT conversion, if classified as a change of control, may require us to obtain new licenses as well as approvals from various state licensing authorities for our subsidiaries to continue to conduct business in these states due to any lack of transferability of any such licenses or as a result of the addition of origination or servicing capabilities to our qualified REIT subsidiaries. Although we have commenced the process of seeking the necessary approvals and licenses, we currently do not have all the necessary licenses and approvals. Although the REIT conversion will not be consummated unless we believe that the inability to obtain one or more consents would not reasonably be expected to have a material adverse effect on our business, financial condition or results of operations, there can be no assurance that such a material adverse effect will not occur, which could reduce the value of our common stock.

Our business requires a significant amount of cash, and if we are unable to obtain the cash required to execute our business plan, our business and financial condition will be significantly harmed.

We require a significant amount of cash to fund our loan originations, to pay our loan origination expenses and to hold our mortgage loans pending securitization. We also need cash to meet our working capital and other needs. Furthermore, as a REIT, we will need cash to meet our minimum REIT dividend distribution requirements. Because we will be required to distribute to our shareholders at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gains) to qualify as a REIT (including, in some instances, taxable income where we do not receive corresponding cash), our ability to reduce debt and finance growth must be funded in large part from external sources of capital. In addition, if our minimum distribution requirements to maintain our REIT status become large relative to our cash flow as a result of our taxable income exceeding our cash flow from operations, then we may be required to borrow funds or raise capital to meet those distribution requirements. We may not be able to do so on reasonable terms or at all.

We expect that our primary sources of cash to fund our operations will consist of:

•	our warehouse and financing facilities;

•	the issuance of asset-backed securities in connection with the securitization of our mortgage loans;

•	the net interest income we receive from our mortgage loan portfolio;

•	our operating profits and the proceeds from the sales or repayments of our mortgage loans;

•	net proceeds from any offerings of our equity or debt securities; and

•	servicing income.

Securitizations

Our ability to accumulate loans for securitization depends to a large extent upon our ability to secure short-term financing on acceptable terms. As of May 24, 2004, we had interim financing facilities consisting of $1.625 billion of committed warehouse facilities and committed repurchase agreement facilities with variable rates of interest with five separate financial institutions. These facilities are committed for 364 days, subject to customary renewal and cancellation provisions. We cannot assure you that any of these financing facilities will be renewed on reasonable terms or at all. In addition, as discussed above, we will be required to amend or seek the consent of the lenders in all of our existing financing facilities before we consummate the REIT conversion. The availability of these financing sources depends to some extent on factors outside of our control, including regulatory capital treatment for unfunded bank lines of credit. If we are unable to extend or replace any of these facilities, we will have to curtail our loan production activities, which would have a material adverse effect on our business, financial condition, liquidity, and results of operations.

Since May 1996, we have relied, and expect to continue to rely, upon our ability to securitize our mortgage loans to generate cash proceeds for repayment of credit and warehouse facilities, and to originate and purchase additional mortgage loans. We cannot assure you, however, that we will continue to be successful in securitizing mortgage loans that we accumulate. Our ability to complete securitizations of our mortgage loans will depend on a number of factors, including conditions in the securities markets generally, conditions in the asset-backed securities market specifically, and the performance of our portfolio of securitized loans. In the event that it is not possible or economical for us to complete the securitization of all the mortgage loans that we accumulate, we may continue to hold the mortgage loans and bear the risks of interest rate changes and may exceed our capacity under our warehouse financing facilities which would have a material adverse effect on our business, financial condition, liquidity, and results of operation. In connection with the securitization of loans, securities are issued with various ratings and are priced at a spread over a certain benchmark, such as the London Inter-Bank Offered Rate, or LIBOR, or the yield based on comparable maturity swaps. If the spread that investors expect to receive over the benchmark widens and the rates we charge on our mortgage loans are not increased accordingly, we may experience a material adverse impact on our ability to execute securitizations or a reduction in the economic value of the pool of mortgage loans.

Loan Originations

The origination of additional mortgage loans for our portfolio will be permanently funded by the issuance of asset-backed securities in securitizations. If we do not generate sufficient cash from our portfolio for us to fund our operations, then we will need to either restructure the securities supporting our portfolio, sell additional shares of capital stock or debt securities to generate additional working capital or, if we are unable to sell additional securities on reasonable terms or at all, we will need to either reduce our origination business or sell a higher portion of our mortgage loans. If we sell our mortgage loans rather than retain them in our investment portfolio, then we will reduce the rate at which we grow our portfolio and we will be subject to corporate income tax on any gains we recognize on selling our mortgage loans. If our liquidity needs exceed our access to liquidity, we may need to reduce our origination business or sell assets at an inopportune time, thus reducing our earnings. We cannot assure you that we will be able to generate the amount of cash required to operate our business successfully. Insufficient cash flow could threaten our continued ability to satisfy the annual distribution requirement for maintaining our status as a REIT or our solvency, and could have a material adverse effect on our business, financial condition, liquidity and results of operations.

We depend on borrowings and securitizations to fund our mortgage loans and reach our desired amount of leverage, which exposes us to liquidity risks. If we fail to obtain or renew sufficient funding on favorable terms or at all, we will be limited in our ability to make mortgage loans, which will harm our results of operations.

We depend on short-term borrowings to initially fund our mortgage loan originations and reach our desired amount of leverage. Our ability to accumulate loans for securitization depends to a large extent upon our ability to secure interim financing on acceptable terms. Accordingly, our ability to achieve our loan origination and leverage objectives depends on our ability to borrow money in sufficient amounts and on favorable terms. In addition, we must be able to renew or replace our maturing short-term borrowings on a continuous basis. We depend on a few lenders to provide the primary financing facilities for our mortgage loan originations. As of May 24, 2004, we had interim financing facilities consisting of $1.625 billion of committed warehouse facilities and committed repurchase agreement facilities with variable rates of interest with five separate financial institutions. These facilities are committed for 364 days, subject to customary renewal and cancellation provisions. Of these facilities, unless the expiration dates are otherwise extended or the facilities are renewed, three of our facilities will expire prior to the consummation of the REIT conversion. One of our facilities with Greenwich Capital Financial Products, Inc. in the amount of $175 million is due to expire on June 24, 2004 and the other of our facilities with Greenwich Capital Financial Products, Inc. in the amount of $150 million is due to expire on July 17, 2004. Our facility with Bank of America, N.A. in the amount of $300 million is due to expire on June 23, 2004. If our lenders do not allow us to renew our borrowings or we cannot replace maturing borrowings on favorable terms or at all, we might have to sell our mortgage-related assets under adverse market conditions, or we might not be able to originate mortgage loans, which would harm our results of operations and may result in permanent losses.

It is possible that our lenders under our financing facilities could experience changes in their ability to advance funds to us, independent of our performance or the performance of our loans. In addition, if the regulatory capital requirements imposed on our lenders change, they may be required to increase significantly the cost of the financing facilities that they provide to us. Moreover, the amount of financing we receive under our financing facilities is directly related to the lender’s valuation of the mortgage loans that secure the outstanding borrowings. Our financing facilities grant the lender the absolute right to re-evaluate the market value of the mortgage loans that secure our outstanding borrowings at any time. In the event the lender determines that the value of the mortgage loans has decreased, it has the right to initiate a margin call. A margin call would require us to transfer additional mortgage loans to the lender (without any advance of funds from the lender for such transfer of mortgage loans) or to repay a portion of the outstanding borrowings. Any such margin call could have a material adverse effect on our business, results of operations, liquidity and financial condition.

All of our financing facilities are subject to financial covenants and other restrictions and contain cross-default provisions. If we are unable to operate within the covenants and restrictions or obtain waivers, all amounts that we owe under our financing facilities could become immediately payable. The involuntary termination of a credit facility, or the acceleration of our debt under a credit facility, would impact all of our financing facilities and would have a material adverse effect on our business, financial condition, liquidity and results of operations.

We rely, and expect to continue to rely, upon our ability to securitize our mortgage loans to generate cash for repayment of short-term credit and warehouse facilities and to finance mortgage loans for the remainder of each mortgage loan’s life. We cannot assure you that we will be successful in securitizing mortgage loans that we accumulate in the future. Our ability to complete securitizations of our loans at favorable prices or at all will depend on a number of factors, including conditions in the securities markets generally, conditions in the asset-backed securities market specifically, the availability of credit enhancement on acceptable economic terms or at all and the performance of our portfolio of securitized loans.

We seek to maintain a ratio of debt-to-equity of between 7:1 and 12:1, although our ratio may at times be above or below this amount. Our ratio of debt-to-equity as of March 31, 2004 was 15:1. By incurring this leverage, we can enhance our returns. Nevertheless, this leverage, which is fundamental to our business strategy, also exposes us to liquidity risks.

We might be prevented from securitizing our mortgage loans at opportune times and prices, which could adversely affect our ability to generate cash flow.

We rely on our securitizations to generate cash for repayment of our financing facilities, origination of new mortgage loans and general working capital purposes. We will also rely on this cash to make distributions to our shareholders to maintain our status as a REIT. We bear the risk of being unable to securitize our mortgage loans at advantageous times and prices or in a timely manner, or at all. If it is not possible or economical for us to complete the securitization of a substantial portion of our mortgage loans, we may exceed our capacity under our warehouse financing, be unable or limited in our ability to pay down our financing facilities and originate future mortgage loans or may be required to liquidate mortgage loans when the market value of the loans is low and potentially may incur a loss on the sale transaction. Furthermore, if we cannot generate sufficient liquidity upon any such sale, we will be unable to continue our operations, grow our loan portfolio and maintain our hedging policy. The occurrence of any of these events would have a material adverse effect on our business, financial condition, liquidity and results of operations.

We may not be able to successfully execute our credit enhancement strategies, which could restrict our access to financing and adversely affect our business.

The structure we employ in securitization transactions requires credit enhancement. Since 1997, all of our securitizations have used credit enhancement to improve the price at which we issue our debt securities. We currently expect that the credit enhancement for the debt securities will be primarily in the form of excess interest to create and maintain overcollateralization, which refers to the extent to which the mortgage loan balance in our securitizations exceeds the balance of the issued debt securities, designating another portion of the securities we issue as “subordinate securities” (which have a lower payment priority and on which the credit risk from the mortgage loans is concentrated), paying for financial guaranty insurance policies for the loans, or a combination of the foregoing. There are no direct financial costs to the use of overcollateralization. By applying excess cash flow (mortgage interest income net of interest on the asset-backed securities, losses, and servicing fees) to pay down the asset-backed securities of the trust faster than the underlying mortgage loans are repaid, we are able to create and maintain any required overcollateralization. The market for any subordinate securities we issue could become temporarily illiquid or trade at steep discounts, thereby reducing the cash flow we receive over time from our mortgage loans subject to the securities. If we use financial guaranty insurance policies and the expense of these insurance policies increases, the net interest income we receive will be reduced. We cannot assure you that credit enhancement features will allow us to achieve desirable levels of net interest income from the securitizations of our mortgage loans.

The use of securitizations with overcollateralization requirements may have a negative impact on our cash flow. Other performance tests (based on delinquency levels and cumulative losses) may restrict our ability to receive excess cash flow from a securitization transaction. In addition, rating agencies may place additional performance tests based on other criteria in future securitizations. We cannot assure you that the performance tests will be satisfied. Nor can we assure you, in advance of completing negotiations with the rating agencies or other key transaction parties, of the actual terms of such delinquency tests, overcollateralization terms, cash flow release mechanisms or other significant factors regarding the calculation of net excess income to us. Failure to negotiate such terms on a favorable basis may materially and adversely affect the availability of net excess income to us.

In addition, the net cash flow income we receive from our securitizations generally represents a junior security interest. Generally, so long as excess cash flow is being directed to the senior securities of a securitization trust to achieve overcollateralization, we will not receive distributions from the related securitized pool. Also, because the application of the excess cash flow to the senior securities of a securitization trust depends upon the performance of the related mortgage loans, there may be material variations in the amount, if any, of the excess cash flow distributed to us from period to period, and there may be extended periods when we do not receive excess cash flow. Any variations in the rate or timing of our receipt of distributions may adversely affect our business, financial condition, liquidity and results of operations.

We are subject to increased risk of default, foreclosure and losses associated with our strategy of lending to lower credit grade borrowers.

We specialize in originating, purchasing, securitizing and servicing mortgage loans to credit-impaired borrowers and borrowers that are ineligible to qualify for loans from conventional mortgage sources, such as Fannie Mae and Freddie Mac, due to either loan size, credit characteristics or documentation standards. Credit characteristics that may cause a loan to be ineligible for conventional mortgage funding include relatively high level of debt service carried by the borrower, higher LTV of the loan or past credit write-offs, outstanding judgments, prior bankruptcies or other credit items that cause a borrower to fail to satisfy Fannie Mae or Freddie Mac underwriting guidelines. Examples of documentation standards that are not eligible for conventional mortgage loans may include borrowers who provide limited or no documentation of income in connection with the underwriting of the related mortgage loans. Loans to lower credit grade borrowers generally experience higher-than-average delinquency, default and loss rates than do conforming mortgage loans. As of March 31, 2004, 43% of our loans in our portfolio were sub-prime, meaning that they have a credit grade of A minus or below on our proprietary credit grading system. Because we use portfolio accounting for our securitizations, loan delinquencies and defaults can cause reductions in our interest income and adversely affect our operating results, both with respect to unsecuritized loans and loans that we have securitized. If loan delinquencies and losses exceed expected levels, the fair market value of the mortgage loans held for investment and as collateral for warehouse borrowings, as well as the loan servicing-related assets on our consolidated balance sheet, may be adversely affected. If delinquencies and losses are greater than we expect, our ability to obtain financing and continue to securitize loans on attractive terms, or at all, may be adversely affected. If we underestimate the extent of losses that our loans will incur, or the reserves that we establish for such losses are insufficient, then our business, financial condition, liquidity and results of operations will be adversely impacted.

We cannot be certain that our underwriting criteria or collection methods will afford adequate protection against the higher risks associated with loans made to lower credit grade borrowers. If we are unable to mitigate these risks, our business, financial condition, liquidity and results of operations could be harmed.

Defaults on the mortgage loans in our securitization pools may impact our ability to market future pools.

The poor performance of mortgage loans we have sold or securitized in the past could limit our ability to sell or securitize mortgage loans in the future. The securitization market depends upon a number of factors, including general economic conditions, conditions in the securities markets generally and conditions in the asset-backed securities market specifically. In addition, the historical performance of the mortgage loans we originate may impact the perceived value of any future securities we may attempt to issue, which could adversely affect the ratings of our securities. If rating agencies issue unfavorable ratings or lower their rating relating to our securities, the costs of our future securitizations could increase and we may be limited in our ability to securitize our mortgage loans, which could have a material adverse effect on our business, financial condition, liquidity and results of operations. Furthermore, the rating agencies could require us to increase the over-collateralization level for our securitizations. Increases in our over-collateralization levels would have a negative impact on the value of our retained interests in our securitizations and could require additional capital to fund the over-collateralization, which may not be available on reasonable terms, or at all, and which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Our servicing rights may be terminated if delinquencies occur on the loans we service.

We retain servicing rights upon the securitization of a pool of mortgage loans and also provide mortgage loan servicing for third parties. As of March 31, 2004, 51% of the mortgage loans we serviced by principal balance were owned by third parties, but may have been included in securitizations issued pursuant to our shelf registration statement for asset-backed securities. The remainder represented loans we retained on our balance sheet. In addition to termination in the event we default in our duties as servicer, our servicing rights may be terminated by the trustee at the direction of holders of a majority of the certificates issued in the securitization if delinquencies or losses on the pool of loans in a particular securitization exceed prescribed levels at any time. We currently service a total of nine securitizations in our owned portfolio and 21 third party securitizations, certain of which were issued pursuant to our shelf registration statement for asset-backed securities. As of April 30, 2004, delinquencies and losses exceeded the prescribed levels for 11 of the 21 third party securitizations and for none of the securitizations in our owned portfolio that we service. These eleven third party securitizations had an aggregated unpaid principal balance at March 31, 2004 of $1.1 billion, which represented 11% of our total servicing portfolio. Currently, our servicing rights have not been terminated as a result of these delinquencies, nor are we aware of any intentions of any trustee or holders of certificates to do so. We can provide no assurances that our servicing rights will not be terminated in the manner described above.

We are subject to risks related to mortgage loans in our portfolio, including borrower defaults, fraud losses and other losses, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

We are subject to risks of borrower defaults and bankruptcies, fraud losses and special hazard losses on the mortgage loans in our portfolio. In the event of any default under our mortgage loans, we will bear the risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal amount of the mortgage loan. Also, the costs of financing the mortgage loans could exceed the interest income we receive on the mortgage loans. If these risks materialize, they could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

If we do not successfully implement our growth strategy, our financial performance could be harmed.

We have experienced rapid growth, which has placed, and will continue to place, substantial pressure on our infrastructure. To maintain this level of growth, we may require additional capital and other resources beyond what we expect to have following the consummation of the transactions described in this prospectus. We cannot assure you that we will be able to: (1) meet our capital needs; (2) expand our systems effectively; (3) optimally allocate our human resources; (4) identify and hire qualified employees; (5) satisfactorily perform our production, servicing, and securitization functions; or (6) effectively incorporate the components of any businesses that we may acquire in our effort to achieve growth. Our failure to manage growth effectively could significantly harm our business, financial condition, liquidity and results of operations.

The residential mortgage origination business is a cyclical industry, is currently at or near its highest historical levels, and is expected to decline in 2004 and upcoming years, which could reduce the level of mortgage loans we originate in the future and adversely impact our business in the future.

The mortgage origination business has historically been a cyclical industry, enjoying periods of strong growth and profitability followed by periods of shrinking volumes and industry-wide losses. The residential mortgage industry has experienced rapid growth over the past three years due to declining and historically low interest rates. The MBAA has predicted that residential mortgage originations will decrease in 2004 and 2005 due to rising interest rates. During periods of rising interest rates, refinancing originations decrease as the economic incentives for borrowers to refinance their existing mortgages are reduced. We expect this decrease in refinancing to result in a decreased volume of originations in the foreseeable future. As of March 31, 2004, 21% of the loans we originated and held were purchase mortgages and 79% of our loans were refinancings. Due to stable and decreasing interest rates over recent years, our historical performance may not be indicative of results in a rising interest rate environment, and our business, financial condition, liquidity and results of operations may be adversely affected if interest rates rise.

An increase in interest rates may reduce overall demand for mortgage loans, reduce our net interest income or otherwise adversely affect our business or profitability.

Rising interest rates could adversely affect our business or profitability in a number of ways, including the following:

•	reduce the overall demand for our mortgage loans as potential customers may choose not to originate new loans;

•	reduce the spread we earn between the interest we receive on our mortgage loans and the interest we pay under our financing facilities and on our asset-backed securities; and

•	cause the fair market value of the loans on our balance sheet, our asset-backed certificates, and retained interests in securitizations to decline.

Each of the conditions described above could reduce our net interest income or otherwise have a material adverse effect on our business, financial condition, liquidity and results of operations.

A majority of our financing facilities is floating-rate debt that is indexed to short-term interest rates and adjusts periodically at various intervals. Interest expense on asset-backed securities is typically adjusted monthly relative to market interest rates. Because the interest expense we pay on our asset-backed securities typically adjusts faster than the interest income we earn on the mortgage loans we securitize, our net interest income can be volatile in response to increases in interest rates. Net interest losses would have a material adverse effect on our business, financial condition, liquidity and results of operations.

In addition, our adjustable-rate mortgages have interest rate caps, which limit the amount the interest rates charged to the borrower can increase in each adjustment period. Our financing facilities borrowings and asset-backed securities are not subject to similar restrictions. As a result, in a period of rapidly increasing interest rates, interest rates we pay on our borrowings could increase without limitation, while interest rates we earn on our adjustable-rate mortgage loans would be capped. If this occurs, our net interest spread could be significantly reduced or we could suffer a net interest loss. This may also reduce the amount of cash we receive over the life of any retained interests in future securitizations and require us to reduce the carrying value of any retained interests.

Furthermore, rising interest rates could increase the level of defaults on our mortgage loans, which would increase our servicing costs. Increases in our servicing costs would reduce the value of our servicing rights and could also have a material adverse effect on the value of our assets and on our business, financial condition, liquidity and results of operations. As of March 31, 2004, March 31, 2003, and December 31, 2003, 2002, and 2001, the delinquency rates on mortgage loans (including real estate owned) that were seriously delinquent (60+ days past due) that we serviced were 7.93%, 9.82%, 8.89%, 11.25%, and 11.95%, respectively.

Declining interest rates could lead to more prepayments of our loans by our customers, adversely impact the value of our servicing rights or otherwise adversely affect our results of operations.

In general, if prevailing interest rates fall below the interest rate on a mortgage loan, the borrower is more likely to prepay the then higher rate mortgage loan than if prevailing rates remain at or above the interest rate on the existing mortgage loan. Unexpected principal prepayments could adversely affect our results of operations to the extent we are unable to reinvest the funds we receive at an equivalent or higher yield rate, if at all. If our customers prepay their mortgage loans sooner than expected, our business, financial condition, liquidity and results of operations could be materially and adversely affected. While we seek to minimize prepayment risk through a variety of means in originating our mortgage loans, we must balance prepayment risk against other risks and the potential returns on each mortgage loan. Increased levels of prepayments could reduce our net income and materially and adversely affect our business, financial condition, liquidity and results of operations.

Declining interest rates would adversely affect the value of our mortgage servicing rights and we periodically evaluate the value of these rights for impairment. In a declining interest rate environment, the increased likelihood of mortgage prepayments, which would eliminate the servicing rights for the prepaid mortgages, could lead to an impairment that could have a material adverse impact on the value of our assets.

In addition, a decline in prevailing interest rates could have the following consequences for us:

•	reduce our total interest revenue as we compete for loan originations against other loan providers who offer lower interest rates;

•	diminish the value of adjustable rate mortgages and servicing assets on our consolidated balance sheet; and

•	reduce the spreads available to us.

Each of the above consequences could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Our hedging strategies may not be successful in mitigating the risks associated with interest rates.

We use various derivative financial instruments to provide a level of protection against interest rate risks, but no hedging strategy can protect us completely. When rates change, we expect the gain or loss on derivatives to be offset by a related but inverse change in the value of the debt related to the financing of our mortgage loan portfolio. We cannot assure you, however, that our use of derivatives will offset the risks related to changes in interest rates. There have been periods, and it is likely that there will be periods in the future, during which we will incur losses on our derivative financial instruments that will not be fully offset by gains on the debt related to the financing of our mortgage loan portfolio. The derivative financial instruments we select may not have the effect of reducing our interest rate risk. In addition, the nature and timing of hedging transactions may influence the effectiveness of these strategies. Poorly designed strategies or improperly executed transactions could actually increase our risk and losses. In addition, hedging strategies involve transaction and other costs. We cannot assure you that our hedging strategy and the derivatives that we use will adequately offset the risk of interest rate volatility or that our hedging transactions will not result in losses.

Our hedging strategies may be limited by REIT requirements, may not be successful in mitigating the risks associated with changes in interest rates and could result in losses.

We intend to conduct our hedging activities in a manner consistent with our election to qualify as a REIT. Our hedging strategy will be intended to lessen the effects of interest rate changes and to enable us to earn net interest income in periods of generally rising, as well as declining or static, interest rates. Specifically, our hedging program will likely be formulated with the intent to offset some of the potential adverse effects of changes in interest rate levels relative to the differences between the interest rate adjustment indices and maturity or reset periods of our mortgage loans and our borrowings. In managing our hedge instruments, we will consider the effect of the expected hedging income on the REIT qualification tests that limit the amount of gross income that a REIT may receive from hedging. To the extent we can do so consistently with the accounting principles applicable to hedging, and with our overall hedging strategy, we may from time to time identify hedge instruments among the various hedged liabilities so as to allow certain hedging income to qualify for the 95% income tests. We will need to carefully monitor, and may have to limit, our asset/liability management program to assure that we do not realize hedging income, or hold hedges having a value, in excess of the amounts permitted by the REIT gross income and asset tests.

Moreover, the treatment of hedging transactions under the tax rules applicable to REIT qualification is not entirely clear. The tax law provides that income and gain derived from transactions entered into by a REIT to hedge interest rate risk on indebtedness incurred or to be incurred to acquire or carry real estate assets, such as mortgage loans, represent a source of income that qualifies for purposes of the 95% gross income test (but not for the 75% gross income test). See “Material Federal Income Tax Consequences – Our Taxation as a REIT” and “Material Federal Income Tax Consequences – REIT Qualification–Gross Income Tests.” The treatment of hedging transactions entered into for the purposes of hedging risks other than interest rate risk, or of hedging assets rather than indebtedness, is not clear. In addition, the treatment of hedging transactions under the quarterly asset tests is not clear. We may find that in certain instances we must hedge risks incurred by us through transactions entered into by a taxable REIT subsidiary. Hedging our risk through a taxable REIT subsidiary would be inefficient on an after-tax basis because of the tax liability imposed on the taxable REIT subsidiary.

A prolonged economic slowdown or a lengthy or severe recession could harm our operations.

The risks associated with our business are more acute during periods of economic slowdown or recession because these periods may be accompanied by decreased demand for consumer credit and declining real estate values. Because we make a substantial number of loans to credit-impaired borrowers, rates of delinquencies, foreclosures, and losses on our loans could be higher than those generally experienced in the mortgage lending industry during periods of economic slowdown or recession. In addition, declining real estate values negatively affect loan-to-value ratios of home equity collateral, which reduces the ability for borrowers to use home equity to support borrowings and is likely to result in a decrease in our level of new loan originations. Any sustained period of increased delinquencies, foreclosures, or losses could adversely affect our ability to originate, purchase, and securitize loans, which could significantly harm our business, financial condition, liquidity and results of operations.

We may be required to repurchase mortgage loans that we have securitized or sold, or to indemnify holders of our asset-backed securities.

If any of the mortgage loans do not comply with the representations and warranties that we make in connection with a securitization or loan sale, we may be required to repurchase those loans or replace them with substitute loans. If this occurs, we may have to bear any associated losses directly. In addition, in the case of loans that we have sold instead of securitized, we may be required to indemnify persons for losses or expenses incurred as a result of a breach. Repurchased loans typically are financed at a steep discount to the repurchase price, if at all. Our repurchases of mortgage loans in the past have not been material to our operations or our ability to conduct securitizations. Any significant substitutions, repurchases or indemnifications, however, could significantly harm our business, financial condition, liquidity and results of operations.

Investors may require greater returns relative to benchmark rates.

The securities issued in our securitizations are typically issued with various ratings and are priced at a spread over a certain benchmark, such as LIBOR or the yield based on comparable maturity swaps. If the spread that investors require over the benchmark widens and the rates we charge on our mortgage loans are not increased accordingly, we may experience a material adverse effect on our net interest income from our securitizations, resulting in a reduction in the economic value of the pool of mortgage loans that we have originated. This could have a material adverse effect on our business, financial condition, liquidity and results of operations.

We advance borrowers’ monthly payments for loans we securitize and servicing expenses for all loans we service before receiving the corresponding payment from the borrower, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Under our securitization servicing agreements, we are required to advance scheduled payments to the trustee in the amount of the borrower’s monthly mortgage payment less our servicing fee even if the monthly payment on the underlying mortgage has not been paid to us. Under all servicing agreements we are also required to advance servicing expenses related to the mortgage loans (such as payment of delinquent taxes and foreclosure expenses, etc.). In each case, these advances of monthly payments and servicing expenses are made from our own funds. Our obligation to make these advances continues monthly until the related mortgage loan has been liquidated or we make a determination that such an advance will not be recovered upon the final liquidation of the related mortgage loan. Even then, we are unable to recoup such advances until the mortgage loan is brought current, paid off or liquidated through foreclosure. To the extent we make such advances without reimbursement by the borrower, we are at risk of not recovering the amounts we advance. Additionally, we may not have adequate cash from operations with which to make such advances and may be required to borrow funds, sell some of our loans or raise capital, which may not be available on reasonable terms or at all and which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

We depend on brokers and correspondent lenders for 70% of our loan production.

We depend, to a large extent, on brokers and correspondent lenders for our originations and purchases of mortgage loans. Moreover, our total loan purchases from correspondent lenders, historically, have been highly concentrated. Our top three correspondent lenders accounted for 29% and 44% of our correspondent loan volume and 6% and 15% of our total volume for the three months ended March 31, 2004 and 2003, respectively. One of our correspondent lenders accounted for 18% of the total loan volume for the first quarter of 2004, and one of our correspondent lenders accounted for 28% of the total loan volume for the first quarter of 2003. No other individual correspondent lender or broker accounted for 10% or more of our total loan volume for each of the three months ended March 31, 2004 and 2003. Our brokers and correspondent lenders are not contractually obligated to do business with us. Further, our competitors also have relationships with the same brokers and correspondent lenders and actively compete with us in our efforts to expand our broker and correspondent networks. Accordingly, we cannot assure you that we will be successful in maintaining our existing relationships or expanding our broker and correspondent networks. The failure to do so could negatively impact the volume and pricing of our loans, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Our business may be significantly affected by the economy of California, where we conduct a significant amount of business.

As of March 31, 2004, 22% of the mortgage loans we originated or purchased were secured by property located in California. An overall decline in the economy or the residential real estate market, or the occurrence of natural disasters that are not covered by standard homeowners’ insurance policies, such as earthquakes or extensive wildfires, in California could adversely affect the value of mortgaged premises in California and increase the risk of delinquency, foreclosure, bankruptcy, or loss on mortgage loans in our portfolio. This would negatively affect our ability to originate, purchase, and securitize mortgage loans, which could have a material adverse effect on our business, financial condition, liquidity, and results of operation.

We face intense competition that could adversely affect our market share and revenues.

We face intense competition from finance and mortgage banking companies and other mortgage REITs and, to a growing extent, from traditional bank and thrift lenders who have entered the non-conforming mortgage market. GSEs, such as Fannie Mae and Freddie Mac, are also expanding their participation in the non-conforming mortgage market. These GSEs can benefit from size and cost-of-funds advantages that allow them to purchase loans with lower rates or fees than we are willing to offer. Although the GSEs currently are not legally authorized to originate mortgage loans, including non-prime loans, they are authorized to buy mortgage loans. A material expansion of GSE involvement in the market to purchase non-prime loans could alter the dynamics of the industry by virtue of the GSEs’ sheer size, pricing power and the inherent advantages of a government charter. In addition, if as a result of their purchasing practices, these GSEs experience significantly higher-than-expected losses, such experience could adversely affect the overall investor perception of the non-prime mortgage industry. We also expect increased competition over the Internet, where entry barriers are relatively low.

The intense competition in the non-conforming mortgage market has also led to rapid technological developments, evolving industry standards, and frequent releases of new products and enhancements. As mortgage products are offered more widely through alternative distribution channels, such as the Internet, we may be required to make significant changes to our current retail structure and information systems to compete effectively. Our inability to continue developing a successful Internet operation, or to adapt to other technological changes in the industry, could have a material adverse effect on our business, financial condition, liquidity and results of operations.

The need to maintain mortgage loan volume in this competitive environment creates a risk of price competition in the mortgage industry. Competition in the industry can take many forms, including interest rates and costs of a loan, convenience in obtaining a loan, customer service, amount and term of a loan and marketing and distribution channels. We have experienced significant price competition in our industry recently. As a result of price competition, we may be forced to lower the interest rates that we are able to charge borrowers, which would lower our interest income and the value of our loans in our portfolio. Price-cutting or discounting reduces profits and will depress earnings if sustained for any length of time. If our competitors adopt less stringent underwriting standards, we will be pressured to do so as well, or risk losing market share. If we were to relax our underwriting standards in response to competitive pressures, we would be exposed to greater loan risk without compensating increases in pricing.

Increased competition, including pricing and underwriting pressures, may reduce the volume of our loan originations, purchases, and securitizations and could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Interests in real property secure our mortgage loans and we may suffer a loss if the value of the underlying property declines.

Interests in real property secure the mortgage loans we originate. If the value of the property underlying a mortgage loan decreases, our risk of loss with respect to the mortgage loan increases. In the event there is a default under a mortgage loan, our sole recourse may be to foreclose on the mortgage loan to recover the outstanding amount under the mortgage loan. If the value of the property is lower than the amount of the mortgage loan, we would suffer a loss, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

We may be subject to environmental risks with respect to properties to which we take title.

From time to time, in the ordinary course of our business, we foreclose on properties securing loans that are in default. There is a risk that hazardous or toxic waste could be found on these properties, and we may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and cleanup costs incurred in connection with the contamination. Although, to date, we have not been required to perform any material investigation or clean up activities, nor have we been subject to any environmental claims, we cannot assure you that this will remain the case in the future. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

Terrorist attacks and other acts of violence or war may affect any market for our common stock, the industry in which we operate, our operations and our profitability.

Terrorist attacks may harm our results of operations and your investment. We cannot assure you that there will not be further terrorist attacks against the United States or U.S. businesses. These attacks or armed conflicts may impact the property collateralizing our mortgage loans directly or indirectly, by undermining economic conditions in the United States. Furthermore, losses resulting from terrorist events are generally uninsurable.

Loss of our key management could result in a material adverse effect on our business.

Our future success depends to a significant extent on the continued services of our senior management. We do not maintain “key person” life insurance for any of our personnel, other than for Michael L. Sawyer, our Chief Executive Officer, and Dennis G. Stowe, our President

and Chief Operating Officer. The loss of the services of Mr. Sawyer, Mr. Stowe, Bradley D. Adams, our Executive Vice President – Capital Markets, or Robert B. Eastep, our Executive Vice President and Chief Financial Officer, could have a material adverse effect on our business, financial condition, liquidity, and results of operations. Although we have employment agreements with each of them, we cannot assure you they will remain employed with us.

In addition, we depend on our account executives to attract borrowers by, among other things, developing relationships with other financial institutions, mortgage companies and brokers, real estate agents and brokers, corporations, and others. These relationships lead to repeat and referral business. The market for skilled account executives is highly competitive. Competition for qualified account executives may lead to increased hiring and retention costs. If we are unable to attract or retain a sufficient number of skilled account executives at manageable costs, our business, financial condition, liquidity, and results of operations could be materially and adversely affected.

Our dependence on information systems may result in problems.

We rely on communications and information systems to conduct our business. As we implement our growth strategy and increase our volume of loan production over the Internet, that reliance will increase. Any failure, interruption or breach in security of our information systems or third-party information systems on which we rely could cause underwriting or other delays and could result in fewer loan applications being received. Any such failure, interruption, or compromise of our systems or security measures we employ could affect our flow of business and, if prolonged, could harm our reputation. We cannot assure you that possible failures or interruptions have been adequately addressed by us or the third parties on which we rely, or that any such failures or interruptions will not occur. The occurrence of any failures or interruptions could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

Regulatory and Legal Risks

We incur significant costs related to governmental regulation.

Our business is subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions on a substantial portion of our operations. Our lending and servicing activities are subject to numerous federal laws and regulations, including the Truth-in-Lending Act and Regulation Z (including the Home Ownership and Equity Protection Act of 1994), the Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Real Estate Settlement Procedures Act, or RESPA, the Fair Housing Act, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act and the privacy requirements in the Gramm-Leach-Bliley Act. We also are required to comply with a variety of state and local consumer protection laws and are subject to the rules and regulations of, and examination by state regulatory authorities with respect to originating, processing, underwriting, selling, securitizing and servicing mortgage loans. These requirements can and do change as statutes and regulations are amended.

These statutes and regulations, among other things, impose licensing obligations upon us, establish eligibility criteria for mortgage loans, prohibit discrimination, provide for inspections and appraisals of properties, require credit reports on loan applicants, regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, finance charges, fees and mortgage loan amounts. We expect to continue to incur significant costs to comply with governmental regulations, which will have a negative effect on our net income.

The nationwide scope of our origination and servicing activities exposes us to risks of noncompliance with an increasing and inconsistent body of complex laws and regulations at the federal, state, and local levels.

Because we originate loans nationwide, we must be licensed in all relevant jurisdictions and comply with the respective laws and regulations of each, as well as judicial and administrative decisions. We also are subject to an extensive body of federal laws and regulations. See “Business – Regulation.” Among other things, these statutes and regulations require our affiliates to be licensed, provide eligibility criteria for mortgage loans, prohibit discrimination, require inspections and appraisals of properties securing a mortgage, require credit reports on mortgage applicants, specify disclosures and notices to borrowers and, in some cases, set limits on interest rates, finance charges, fees, and mortgage loan amounts. These rules also may regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances, and payment features. The significant costs to comply with governmental regulations may have a negative effect on our net income.

The volume of new or modified laws and regulations has increased in recent years, and the laws and regulations of each applicable jurisdiction often differ and in many cases are inconsistent and complex. As our operations continue to grow, it may be more difficult for us to identify these developments comprehensively, to interpret changes accurately, to program our technology systems properly to reflect the changes and to train our personnel effectively with respect to these laws and regulations. These difficulties potentially increase our exposure to the risks of noncompliance with these laws and regulations.

Our failure to comply with these laws can lead to:

•	civil and criminal liability, including potential monetary penalties;

•	loss of state licenses or other approval status required for continued lending or servicing operations;

•	legal defenses causing delay or otherwise adversely affecting the servicer’s ability to enforce loans, or giving the borrower the right to rescind or cancel the loan transaction;

•	demands for indemnification or loan repurchases from purchasers of our loans;

•	class action lawsuits;

•	administrative enforcement actions;

•	loss of the ability to obtain ratings on our securitizations by rating agencies; or

•	inability to obtain credit to fund our operations.

In addition, we cannot assure you that more restrictive laws and regulations will not be adopted in the future, or that governmental bodies will not interpret existing laws or regulations in a more restrictive manner, which could make compliance more difficult or expensive. These applicable laws and regulations are subject to administrative or judicial interpretation, but some of these laws and regulations have been enacted only recently or may be interpreted infrequently. As a result of infrequent or sparse interpretations, ambiguities in these laws and regulations may leave uncertainty with respect to permitted or restricted conduct under them. Any ambiguity under a law to which we are subject may lead to regulatory investigations, governmental enforcement actions, or private causes of action, such as class action lawsuits, with respect to our compliance with applicable laws and regulations. As a mortgage lender, we have been, and expect to continue to be, subject to regulatory enforcement actions and private causes of action from time to time with respect to our compliance with applicable laws and regulations.

We or our subsidiaries are subject to examination by state regulatory authorities in the states in which we operate. In response to issues arising from these examinations, we have been required in the past to take corrective actions, including changes in certain business practices or refunds to certain borrowers. We can provide no assurance that future examinations will not cause us to change certain business practices, make refunds or take other actions that would be financially or competitively adverse.

Further, we compete with federally chartered institutions and their operating subsidiaries that also operate in a multistate market environment. Under their federal charters and federal regulations, these federal entities operate with the benefit of broad federal preemption of state and local laws regulating their lending activities. Unlike those competitors, we are generally subject to all state and local laws applicable to mortgage lenders in each jurisdiction in which we lend, including new laws directed at non-conforming mortgage lending, as described below under “Business—Regulation.” At least one national rating agency has announced that, in recognition of the benefits of federal preemption, it will not require additional credit enhancement by federal institutions when they issue securities backed by mortgages from a state with predatory lending laws. As a non-federal entity, we will continue to be subject to such rating agency requirements arising from state or local lending-related laws or regulations. In addition, such federally-chartered institutions and their operating subsidiaries have defenses under federal law to allegations of noncompliance with such state and local laws that are unavailable to us.

Our failure or the failure of our subsidiaries to obtain and maintain licenses in the jurisdictions in which we do business could have a material adverse effect on our results of operations, financial condition and business.

We operate in a highly regulated industry, and we and our subsidiaries are subject to licensing requirements in the various states where we do business. We may be required to obtain certain new licenses and approvals under existing licenses before Saxon REIT can acquire Saxon

Capital and carry out our business strategy. In addition, if we decide to increase REIT qualifying assets and income such as originating and servicing loans at the REIT level, we will be required to obtain certain new licenses and approvals.

We cannot assure you that we will be able to obtain all the necessary licenses and approvals in a timely manner or at all. Failure to obtain and maintain these licenses and approvals would limit, delay and disrupt (1) our ability to increase REIT qualifying assets and income, and (2) our operations in certain geographical regions, and perhaps nationwide, and could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Because the merger constitutes a change in control of Saxon Capital, we must seek consent, approval or authorization of the change in control for all licenses and permits held by Saxon Capital from various governmental agencies in the jurisdictions in which we do business in order to transfer those licenses and permits to Saxon REIT or its affiliates upon the closing of the merger. In some cases, Saxon REIT or its affiliates may be required to obtain new licenses or permits from those governmental agencies. In addition, we must seek consent for the change in control under our financing facilities and a servicing agreement. We cannot assure you that we will be able to obtain all required consents, approvals and authorizations. Our failure to properly transfer our licenses and permits to Saxon REIT or its affiliates or otherwise to obtain necessary licenses, permits, consents, approvals and authorizations could limit our ability to continue our business operations after the merger or otherwise have a material adverse effect on our business, financial condition, liquidity and results of operations.

New legislation may restrict our ability to make loans, negatively affecting our revenues.

Several federal, state, and local laws, rules and regulations have been adopted in recent years, or are under consideration, that are intended to eliminate lending practices labeled as “predatory.” Many of these laws and rules impose certain restrictions on loans on which certain points and fees or the annual percentage rate, or APR, exceeds specified thresholds. Generally we avoid making or acquiring loans that exceed those thresholds because of the costs and risks associated with such loans, and the market valuations and perceptions of such loans.

Congress and federal government agencies also continue to consider legislative and regulatory proposals affecting mortgage lending, including “predatory lending.” Among these proposals are ones that would lower the existing federal Home Ownership and Equity Protection Act, or HOEPA, thresholds for defining a “high-cost” loan, and establishing enhanced protections and remedies for borrowers who receive such high-cost loans.

Moreover, many of the laws and regulations that have been recently enacted or are proposed extend beyond curbing “predatory lending” practices and could restrict commonly accepted lending activities. For example, some of these laws strictly limit a borrower’s ability to include in the loan amount the points and fees charged in connection with the origination of a mortgage loan; others restrict or prohibit prepayment charges. Passage of these laws and regulations in additional jurisdictions could reduce our loan origination volume. Additionally, this type of legislation and any new legislation may cause us to withdraw from some jurisdictions.

The continued enactment of these laws, rules and regulations may prevent us from making certain loans and may cause us to reduce the APR or the points and fees on loans that we do originate. In addition, the difficulty of managing the compliance risks presented by these laws, rules and regulations may decrease the availability of warehouse financing and the overall demand for non-conforming mortgage loans. These laws, rules, and regulations have required us to develop systems and procedures to ensure that we do not violate any aspect of these new requirements. If we decide to relax our self-imposed restrictions on originating and purchasing loans subject to these laws, we will be subject to greater risks for actual or perceived non-compliance with such laws, rules, and regulations, including demands for indemnification or loan repurchases from our lenders and purchasers of our loans, class action lawsuits, increased defenses to foreclosure of individual loans in default, individual claims for significant monetary damages, and administrative enforcement actions. Any of the foregoing could significantly harm our business, financial condition, liquidity and results of operations.

In addition, because of reputational and financial risks, many whole loan purchasers will not buy, and rating agencies may refuse to rate, any securitization containing any loan labeled as a “high cost” loan under any local, state or federal law or regulation. Therefore, these laws and regulations can severely constrict the secondary market and limit the acceptable standards of mortgage loan production. Changes in these laws and regulations could effectively preclude us from originating mortgage loans that are governed by those rules and could have a material adverse effect on our ability to securitize or sell mortgage loans and, accordingly, our business, financial condition, liquidity and results of operations.

Furthermore, from time to time, members of Congress and government officials have advocated the elimination of the mortgage interest deduction for federal income tax purposes, or its reduction based on borrower income, type of loan or principal amount. The tax deductibility of mortgage interest gives mortgage products a competitive advantage when compared to other types of consumer financing, an advantage that could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits to borrowers could have a material adverse effect on the demand for the mortgage loan products we offer.

The recent reduction in scope of preemption previously afforded non-depository lenders under the Alternative Mortgage Transactions Parity Act could have a material adverse effect on our results of operations, financial condition and business.

On September 25, 2002, the Office of Thrift Supervision, or the OTS, released a new rule that reduced the scope of the Alternative Mortgage Transactions Parity Act, or the Parity Act, preemption and, as a result, we are no longer able to rely on the Parity Act to preempt state restrictions on prepayment charges. The effective date of the new rule was July 1, 2003. The elimination of this federal preemption requires us to comply with state restrictions on prepayment charges. These restrictions prohibit us from charging any prepayment charge in certain states and restrict the amount and duration of prepayment charges that we may impose in other states. Currently, we conduct business in 30 states that restrict or prohibit prepayment charges on mortgage loans. For the three months ended March 31, 2004 and for the year ended December 31, 2003, 44% and 38% of our loans were made in these 30 states, respectively.

In addition, on April 24, 2003, a New Jersey state appellate court relied on the new OTS rule to find that the Parity Act did not preempt New Jersey state law restrictions on prepayment charges in the past. This ruling has been appealed to the New Jersey Supreme Court. If the New Jersey appellate court’s decision were followed by other courts, such courts might call into question the validity of prepayment penalty provisions under which we have previously collected prepayment charges and which we continued to include in our loan documentation prior to July 1, 2003 on the basis of Parity Act preemption, which may require us to refund and waive a significant amount in prepayment charges.

We are subject to various legal actions, which if decided adversely, could have a material adverse effect on us.

Because the non-conforming mortgage lending and servicing business, by its nature, involves the collection of numerous accounts, the validity of liens and compliance with local, state and federal lending laws, mortgage lenders, and servicers, including us, are subject to numerous claims and legal actions in the ordinary course of business. These legal actions include lawsuits brought as class actions that allege violations of various federal, state and local consumer protection laws. We are currently defending a number of lawsuits in which the plaintiffs are seeking class action certification. For example, in Josephine Coleman v. America’s MoneyLine, the plaintiffs allege consumer fraud and unjust enrichment under Illinois law and similar laws of other states. We are defending another class action claim in Loisann Singer, et al. v. Saxon Mortgage Services (f/k/a Meritech Mortgage Services, Inc.), et al., in which the plaintiffs allege we violated Illinois law by collecting prepayment penalties in accordance with the terms of the mortgages of certain borrowers whose loans had been accelerated due to default and which later were prepaid by the borrowers. In Shirley Hagan, et al. v. Concept Mortgage Corp., Saxon Mortgage and others, the plaintiffs allege that the defendant mortgage companies, including Saxon Mortgage, violated the Home Ownership and Equity Protection Act, the Truth in Lending Act, and the Real Estate Settlement Procedures Act with respect to the fees and interest rate charged to plaintiff and the related loan disclosures, in connection with the plaintiff’s loan and the loans of a similarly situated class of borrowers. While we cannot predict the ultimate legal and financial liability with respect to legal actions brought against us, an adverse judgment in one or more legal actions could have a material adverse effect on our financial condition. In addition, in recent years, both state and federal regulators have subjected the practices of non-conforming mortgage lenders to particularly intense regulatory scrutiny, which has resulted in a number of well-publicized governmental and other investigations of other mortgage lenders in our industry. Any such investigation of us could have a material adverse effect on our business, results of operations, liquidity and financial condition.

If many of our borrowers become subject to Servicemembers Civil Relief Act of 2003, our cash flows and interest income may be adversely affected.

Under the Servicemembers Civil Relief Act, which re-enacted in 2003 the Soldiers’ and Sailors’ Civil Relief Act of 1940, a borrower who enters military service after the origination of his or her mortgage loan generally may not be required to pay interest above an annual rate of

6%, and the lender is restricted from exercising certain enforcement remedies, during the period of the borrower’s active duty status. This Act also applies to a borrower who was on reserve status and is called to active duty after origination of the mortgage loan. A significant mobilization by the U.S. Armed Forces could increase the number of our borrowers who are subject to this Act, thereby reducing our cash flow and the interest payments collected from those borrowers, and in the event of default, delaying or preventing it from exercising the remedies for default that otherwise would be available to us.

The conduct of the independent brokers through whom we originate our wholesale loans could subject us to fines or other penalties.

The mortgage brokers through whom we originate wholesale loans have parallel and separate legal obligations to which they are subject. While these laws may not explicitly hold the originating lenders responsible for the legal violations of mortgage brokers, federal and state agencies increasingly have sought to impose such liability. Recently, for example, the United States Federal Trade Commission, or the FTC, entered into a settlement agreement with a mortgage lender where the FTC characterized a broker that had placed all of its loan production with a single lender as the “agent” of the lender; the FTC imposed a fine on the lender in part because, as “principal,” the lender was legally responsible for the mortgage broker’s unfair and deceptive acts and practices. The United States Department of Justice in the past has sought to hold mortgage lenders responsible for the pricing practices of mortgage brokers, alleging that the mortgage lender is directly responsible for the total fees and charges paid by the borrower under the Fair Housing Act even if the lender neither dictated what the mortgage broker could charge nor kept the money for its own account. We exercise little or no control over the activities of the independent mortgage brokers from whom we obtain our wholesale loans. However, we have in the past made refunds to our borrowers because of the conduct of mortgage brokers and it is possible that we may in the future be subject to additional payments, fines or other penalties based upon the conduct of the brokers with whom we do business.

“Do not call” registries may limit our ability to market our products and services.

Our marketing operations are or may become subject to various federal and state “do not call” list requirements. The FTC has recently amended its rules to provide for a national “do not call” registry. Under these new federal regulations, consumers may have their phone numbers added to the national “do not call” registry. Generally, we are prohibited from cold calling anyone on that registry. Despite court decisions calling into question the FTC’s authority to implement this registry, the FTC has put it into operation, pending a definitive judicial decision. These regulations may restrict our ability to market effectively our products and services to new customers. Furthermore, compliance with these regulations may prove costly and difficult, and we may incur penalties for improperly conducting our marketing activities.

The fraudulent and negligent acts on the part of loan applicants, mortgage brokers, appraisers, other vendors, and our employees could subject us to losses.

When we originate mortgage loans, we rely heavily upon information supplied by third parties including the information contained in the loan application, property appraisal, title information and employment and income documentation. If any of this information is misrepresented and the misrepresentation is not detected before loan funding, the value of the mortgage loan may be significantly lower than expected. Whether the loan applicant, the mortgage broker, another third party, or one of our employees makes a misrepresentation, we generally bear the risk of loss associated with the misrepresentation. A mortgage loan subject to a material misrepresentation is typically unsaleable or subject to repurchase if it is sold before detection of the misrepresentation, such persons and entities are often difficult to locate and it is often difficult to collect from them any monetary losses we have suffered.

While we have controls and processes designed to help us identify misrepresented information in our loan origination operations, we cannot assure you that we have detected or will detect all misrepresented information in our loan originations operations.

Compliance with proposed and recently enacted changes in securities laws and regulations are likely to increase our costs.

The Sarbanes-Oxley Act of 2002 and rules and regulations promulgated by the Securities and Exchange Commission, or the SEC, and the Nasdaq National Market have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices. We believe that these rules and regulations will make it more costly for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of management and our board of directors, particularly to serve on our audit committee.

We are subject to significant legal and reputational risks and expenses under federal and state laws concerning privacy, use, and security of customer information.

The federal Gramm-Leach-Bliley financial reform legislation imposes significant privacy obligations on us in connection with the collections, use, and security of financial and other nonpublic information provided it by applicants and borrowers. We adopted a privacy policy and adopted controls and procedures to comply with the law when it took effect on July 1, 2001. In addition, California has enacted, and several other states are considering, even more stringent privacy or customer information security legislation, as permitted under federal law. Because laws and rules concerning the use and protection of customer information are continuing to develop at the federal and state levels, we expect to incur increased costs in our effort to be and remain in full compliance with these requirements. Nevertheless, despite our efforts we will be subject to legal and reputational risks in connection with our collection and use of customer information, and we cannot assure you that will not be subject to lawsuits or compliance actions under such state nor federal privacy requirements. To the extent that a variety of inconsistent state privacy rules or requirements are enacted, our compliance costs could substantially increase.

Our failure to maintain an exemption from the Investment Company Act would harm our results of operations.

Our investment policy provides that we may invest in securities of other REITs or similar entities. See “Business – Policies With Respect to Certain Activities – Investment Policies.”

Although we intend to make such investments only if our board of directors determines that the proposed investment would not cause us to be an “investment company” under the Investment Company Act of 1940, as amended, or the Investment Company Act, we could become regulated as an investment company for purposes of that act, which would substantially reduce our ability to use leverage and could adversely affect our business, financial condition, liquidity and results of operations.

Federal Income Tax Risks Related to Our Qualification as a REIT

Actions we take to satisfy the requirements applicable to REITs, or our failure to satisfy such requirements, could have an adverse effect on our financial condition.

We intend to operate so as to qualify as a REIT under the federal tax laws effective for our taxable year ending December 31, 2004. A REIT generally is not taxed at the corporate level on income it currently distributes to its shareholders as long as it distributes currently at least 90% of its REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gain). No assurance can be provided, however, that we will so qualify or be able to remain so qualified or that new legislation, Department of Treasury regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to our qualification as a REIT or the federal income tax consequences of such qualification. In this regard, we have received an opinion of McKee Nelson LLP to the effect that we, effective for our taxable year ending December 31, 2004, will be organized in conformity with the requirements for qualification as a REIT under the federal tax laws, and that our proposed method of operation will enable us to satisfy the requirements for qualification and taxation as a REIT. This opinion is conditioned upon completion of our conversion to a REIT and certain factual representations made by us as to matters relating to our organization and operation. In addition, this opinion is based upon our factual representations concerning our business and properties as set forth in this prospectus and assumes that the actions described in this prospectus are completed in a timely fashion. Moreover, an opinion of counsel does not bind the IRS, or the courts, and no assurance can be provided that such opinion will not be challenged by the IRS or will be sustained by a court if so challenged.

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Required distributions and payments. To qualify as a REIT, generally we will be required each year to distribute to our shareholders at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding any net capital gain). In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions we make with respect to the calendar year are less than the sum of (i) 85% of our ordinary income, (ii) 95% of our capital gain net income for that year, and (iii) any undistributed taxable income from prior periods. We intend to make distributions to our shareholders to comply with the minimum 90% distribution requirement and to avoid the nondeductible excise tax. Differences in timing between taxable income and cash available for distribution could require us to borrow funds or to issue additional equity to meet the minimum 90% distribution requirement (and therefore to maintain our REIT status) and to avoid the nondeductible excise tax. In addition, our inability to retain earnings (resulting from the minimum 90% distribution requirement) will generally require us to refinance debt that matures with additional debt or equity. There can be no assurance that any of these sources of funds, if available at all, would be available to meet our distribution and tax obligations.

•	Consequences of failure to qualify as a REIT. If we fail to qualify as a REIT, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. In addition, unless entitled to relief under certain statutory provisions, we will be disqualified from treatment as a REIT for the four taxable years following the year during which REIT qualification is lost. The additional tax would significantly reduce the cash available for distribution by us to our shareholders. Our failure to qualify as a REIT could reduce materially the value of our common stock. However, if we fail to qualify as a REIT, subject to certain limitations under the federal tax laws, domestic corporate shareholders may be eligible for the dividends received deduction with respect to our distributions and most domestic non-corporate shareholders generally would be taxed on such distributions at the rates applicable to net capital gains. See “Material Federal Income Tax Consequences—Our Taxation as a REIT” and “Material Federal Income Tax Consequences—REIT Qualification—Failure to Qualify.” Our failure to qualify and maintain qualification as a REIT also would result in a default under the new credit facilities.

•	“Earnings and profits” attributable to “C” corporation taxable years. To qualify as a REIT, we cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a “C” corporation taxable year. Because we will elect REIT status effective as of the date of our formation, and because the conversion transaction has been structured so that we will not succeed to any of the accumulated earnings and profits of Saxon Capital, we will not have any earnings and profits attributable to a “C” corporation taxable year. See “Material Federal Income Tax Consequences—REIT Qualification.”

Dividends we will pay to most domestic noncorporate shareholders will generally not be eligible for taxation at capital gains rates, which may adversely affect the price of our common stock.

Under recently enacted tax legislation, dividends paid to most domestic non-corporate shareholders by a C corporation are generally eligible to be taxed at rates applicable to net capital gains, currently subject to a maximum rate of 15%, rather than at rates applicable to ordinary income, currently subject to a maximum rate of 35%. This reduced rate of tax, however, generally will not apply to dividends paid to most domestic non-corporate shareholders by a REIT on its stock, except for limited circumstances. As a result, if we qualify as a REIT, our dividends paid to most domestic non-corporate shareholders will generally be taxed at ordinary income rates. Although the earnings of a REIT that are distributed to its shareholders still generally are subject to less total federal income taxation than earnings of a non-REIT C corporation that are distributed to its shareholders net of corporate level income tax, this legislation could cause domestic non-corporate investors to view the stock of C corporations as more attractive relative to the stock of a REIT than was the case before the enactment of this legislation, because dividends from C corporations generally will be taxed at a lower rate to shareholders while dividends paid from REITs generally will be taxed at the same rate as the shareholder’s other ordinary income. We cannot predict what effect, if any, the enactment of this legislation may have on the value of the stock of REITs in general and on our common stock in particular, either in terms of absolute price or relative to other investments.

Recognition of excess inclusion income by us could have adverse tax consequences to us or our shareholders.

We may recognize excess inclusion income and our shareholders may be required to treat a portion of the dividends they receive as excess inclusion income. Excess inclusion income may not be offset with net operating losses, will represent unrelated business taxable income in the hands of an otherwise tax-exempt shareholder, and will be subject to withholding tax, without regard to otherwise applicable exemptions or rate reductions, to the extent such income is allocable to a shareholder who is not a U.S. person.

Generally, excess inclusion income is the income allocable to a REMIC residual interest in excess of the income that would have been allocable to such interest if it were a bond having a yield to maturity equal to 120% of the long-term applicable federal rate, which is a rate based on the weighted average yields of treasury securities and is published monthly by the IRS for use in various tax calculations.

Although we plan to structure our securitization transactions to qualify as non-REMIC financing transactions for federal income tax purposes, we may recognize excess inclusion income attributable to the equity interests we retain in those securitization transactions. In short, if a REIT holds 100% of the sole class of equity interest in a non-REMIC multi-class mortgage-backed securities offering that qualifies as a borrowing for federal income tax purposes, the equity interest retained by the REIT, under regulations that have not yet been issued, will be subject to rules similar to those applicable to a REMIC residual interest. Thus, because we intend to undertake non-REMIC multi-class mortgage backed securities transactions after the completion of this offering, we may recognize excess inclusion income.

If we recognize excess inclusion income, we may, under regulations that have not yet been issued, have to allocate the excess inclusion income to the dividends we distribute to our shareholders to the extent our REIT taxable income (taking into account the dividends paid deduction) is less than the sum of our excess inclusions for the taxable year. If a portion of the dividends we distribute to you were characterized as excess inclusion income, then you will be taxed with respect to that excess inclusion income in the same manner that you would be taxed if you held a REMIC residual interest directly.

Generally, to maintain our REIT status, we must distribute at least 90% of our taxable income (determined without regard to the dividends paid deduction and by excluding any net capital gains) in each year. To the extent the sum of our excess inclusion income is less than 10% of our total taxable income, we may elect to pay tax on such excess inclusion income rather than treating a portion of our dividends as comprising excess inclusion income.

If Saxon REIT were to invest more than 20% of its total assets in Saxon Capital Holdings or another taxable REIT subsidiary, we would violate the requirement that a REIT cannot invest more than 20% of its total assets in the stock or securities of one or more taxable REIT subsidiaries, which would result in the loss of our REIT status.

At the close of any calendar quarter, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more taxable REIT subsidiaries.

After the REIT conversion, Saxon Capital Holdings and the subsidiaries of Saxon Capital in existence immediately before the REIT conversion (other than Saxon REIT and Saxon Merger Corporation) will become taxable REIT subsidiaries of Saxon REIT. Upon the closing of the merger, the sole taxable REIT subsidiary in which we will directly own stock or securities will be Saxon Capital Holdings. At that time, the stock and securities of Saxon Capital Holdings held by us is expected to represent less than 20% of the value of our total assets. Furthermore, we intend to monitor the value of our investments in the stock and securities of Saxon Capital Holdings (and any other taxable REIT subsidiary in which we may invest) to ensure compliance with the above-described 20% limitation. We cannot assure you, however, that we will always be able to comply with the 20% limitation so as to maintain REIT status.

Because taxable REIT subsidiaries are subject to tax at the regular corporate rates, we may not be able to fully realize the tax benefits we anticipate as a result of being a REIT.

A taxable REIT subsidiary must pay income tax at regular corporate rates on any income that it earns. As a REIT, we will conduct many of our historic business activities through our taxable REIT subsidiaries. Our taxable REIT subsidiaries will pay corporate income tax on their taxable income, and their after-tax net income will be available for distribution to us. Such income, however, is not required to be distributed.

The primary benefit that we will derive as a result of the REIT conversion is the ability to avoid corporate income tax on our earnings by distributing such earnings as dividends to our shareholders. Certain business activities, such as servicing loans owned by third parties, must, however, be conducted through a taxable REIT subsidiary if we are to maintain our compliance with requirements for qualification as a REIT. Consequently, our ability to achieve the primary benefit of the REIT conversion – the avoidance of corporate income tax on our earnings – will be limited to the extent we must conduct our business activities through taxable REIT subsidiaries.

We may endanger our REIT status if the dividends we receive from our taxable REIT subsidiaries exceed applicable REIT gross income tests.

The annual gross income tests that must be satisfied to ensure REIT qualification may limit the amount of dividends that we can receive from our taxable REIT subsidiaries and still maintain our REIT status. Generally, not more than 25% of our gross income can be derived from non-real estate related sources, such as dividends from a taxable REIT subsidiary. If, for any taxable year, the dividends we received from Saxon Capital Holdings, when added to our other items of non-real estate related income, represented more than 25% of our total gross income for the year, we could be denied REIT status, unless we were able to demonstrate, among other things, that our failure of the gross income test was due to reasonable cause and not willful neglect.

Moreover, the limitations imposed by the REIT gross income tests may impede our ability to distribute assets from Saxon Capital Holdings to Saxon REIT in the form of post-REIT conversion dividends. Certain asset transfers may, therefore, have to be structured as purchase and sale transactions upon which Saxon Capital recognizes taxable gain.

We may be subject to a penalty tax if interest on indebtedness owed to us by our taxable REIT subsidiaries accrues at a rate in excess of a commercially reasonable rate or if transactions between us and our taxable REIT subsidiaries are entered into on other than arm’s-length terms.

If interest accrues on an indebtedness owed by a taxable REIT subsidiary to its parent REIT, the REIT is subject to tax at a rate of 100% on the excess of (1) interest payments made by a taxable REIT subsidiary to its parent REIT over (2) the amount of interest that would have been payable had interest accrued on the indebtedness at a commercially reasonable rate. A tax at a rate of 100% is also imposed on any transaction between a taxable REIT subsidiary and its parent REIT to the extent the transaction gives rise to deductions to the taxable REIT subsidiary that are in excess of the deductions that would have been allowable had the transaction been entered into on arm’s-length terms. We will scrutinize all of our transactions with our taxable REIT subsidiaries in an effort to ensure that we do not become subject to these taxes. We cannot assure you, however, that we will be able to avoid application of these taxes.

Risks of Ownership of Our Common Stock

Saxon Capital’s common stock price is not necessarily indicative of the price of our common stock.

Saxon Capital’s current stock price is not necessarily indicative of how the market will value Saxon REIT common stock. Saxon Capital’s current stock price reflects the current market valuation of our current business and assets, general market conditions, and does not necessarily take into account the changes that will occur in connection with the REIT conversion, including Saxon REIT’s raising of additional capital in this offering and the change in our organization from a taxable corporation to a REIT.

We have not established a minimum distribution payment level, and we cannot assure you of our ability to make distributions to our shareholders in the future.

We intend to make quarterly distributions to our shareholders in amounts such that we distribute at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding any net capital gains) in each year, subject to certain adjustments. This, along with other factors, should enable us to qualify for the tax benefits accorded to a REIT under the Code. We have not established a minimum distribution payment level and our ability to make distributions might be harmed by the risk factors described in this prospectus. All distributions will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our REIT status and such other factors as our board of directors may deem relevant from time to time. We cannot assure you that we will have the ability to make distributions to our shareholders in the future.

Our use of taxable REIT subsidiaries may affect the price of our common stock relative to the stock price of other REITs.

Following our election to be taxed as a REIT, we will hold a significant portion of our assets, and conduct a substantial portion of our business, through one or more taxable REIT subsidiaries. Taxable REIT subsidiaries are corporations subject to corporate-level tax. This REIT/taxable REIT subsidiary structure may cause market valuations of our common stock to differ from market valuations of stock of other publicly-traded REITs, that may not use taxable REIT subsidiaries as extensively as we plan to do as a REIT.

Shares of our common stock available for future sale could have an adverse effect on our stock price.

Sales of a substantial number of shares of our common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock. Also, a substantial number of shares of our common stock will, pursuant to employee benefit plans, be issued or reserved for issuance from time to time, and these shares of common stock will be available for sale in the public markets from time to time. Moreover, additional shares of our common stock issued in the future may be available for sale in the public markets. We cannot predict the effect that future sales of shares of our common stock will have on the market price of our common stock.

The market price and trading volume of our common stock may be volatile.

The market price of our common stock may be highly volatile and be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect our stock price or result in fluctuations in the price or trading volume of our common stock include:

•	market reaction to our being a REIT;

•	actual or anticipated variations in our quarterly operating results or distributions;

•	changes in our funds from operations or earnings estimates or publication of research reports about us, if any, or the real estate industry;

•	increases in market interest rates that lead purchasers of our shares to demand a higher yield;

•	changes in market valuations of similar companies;

•	changes in tax laws affecting REITs;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key management personnel;

•	actions by institutional shareholders;

•	speculation in the press or investment community; and

•	general market and economic conditions.

Our earnings and cash distributions could adversely affect our stock price.

It is generally believed that the market value of the equity securities of a REIT is primarily based upon the market’s perception of the REIT’s growth potential for its core portfolio, the value of its real estate portfolio and its prospects for accretive acquisitions and development. The combination of these factors creates a market perception of a REIT’s current and potential future cash distributions, whether from operations, sales, acquisitions, development or refinancings, and is secondarily based upon the value of the underlying assets. For that reason, our common stock may trade at prices that are higher or lower than the net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves, or other purposes rather than distributing such cash flow to shareholders, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our common stock. Our failure to meet the market’s expectation with regard to future earnings and cash distributions would likely adversely affect the market price of our common stock.

Market interest rates could have an adverse effect on our stock price.

One of the factors that will influence the price of our common stock will be the dividend yield on our common stock (as a percentage of the price of our common stock) relative to market interest rates. Thus, an increase in market interest rates may lead prospective purchasers of our common stock to expect a higher dividend yield, which would adversely affect the market price of our common stock.

Limits on ownership of our common stock could have adverse consequences to you and could limit your opportunity to receive a premium on our stock.

To maintain our qualification as a REIT for federal income tax purposes, not more than 50% in value of the outstanding shares of our capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the federal tax laws to include certain entities). See “Material Federal Income Tax Consequences—REIT Qualification.” Primarily to facilitate maintenance of our qualification as a REIT for federal income tax purposes, Saxon REIT’s charter prohibits ownership, directly or by the attribution provisions of the federal tax laws, by any person of more than 9.8% of the lesser of the aggregate number or aggregate value of the outstanding shares of any class or series of Saxon REIT’s capital stock. Our board of directors, in its sole and absolute discretion, may waive or modify the ownership limit under certain circumstances. Our board of directors will adopt a resolution excepting Wasatch Advisors, Inc. and Franklin Mutual Advisers, LLC from the 9.8% ownership limit.

Any shares of our stock acquired or held in violation of the ownership limit, will be transferred automatically to a trust for the benefit of a designated charitable beneficiary. The person who acquired such excess shares of our stock will not be entitled to any distributions on such stock or to vote such excess shares and will receive, in exchange for such excess shares, a price equal to the lesser of (1) the price per share such person paid for the shares (or, if the shares were acquired through a gift, devise or other transaction in which no value was given, a price per share equal to the market price for the excess shares on the date such person acquired the shares) or (2) the cash proceeds from the sale of such excess shares by the trustee. Any additional proceeds from the sale of the excess shares will be paid to the charitable beneficiary. A transfer of our common stock to a person who, as a result of the transfer, violates the ownership limit may be void under certain circumstances, and, in any event, the transferee would be denied any of the economic benefits of owning our common stock in excess of the ownership limit. The ownership limit may have the effect of delaying, deferring or preventing a change in control and, therefore, could adversely affect our shareholders’ ability to realize a premium over the then-prevailing market price for our common stock in connection with a change in control.

Our governing documents and governing Maryland law impose limitations on the acquisition of our common stock and changes in control that could make it more difficult for a third party to acquire us.

Our charter and bylaws, and Maryland corporate law contain a number of provisions (as further described under “Certain Provisions of Maryland Law and Our Charter and Bylaws”) that could delay, defer, or prevent a transaction or a change of control of us that might involve a premium price for holders of our common stock or otherwise be in their best interests, including the following:

•	Ownership Limit. The 9.8% ownership limit described under “Limits on ownership of our common stock could have adverse consequences to you and could limit your opportunity to receive a premium on our stock” above may have the effect of precluding a change in control of us by a third party without the consent of the our board of directors, even if such change in control would be in the interest of the our shareholders (and even if such change in control would not reasonably jeopardize our REIT status).

•	Removal of board of directors. Our charter provides that, except for any directors who may be elected by holders of a class or series of shares of capital stock other than common stock, directors may be removed only for cause and only by the affirmative vote of shareholders holding at least two-thirds of the shares then outstanding and entitled to be cast for the election of directors. A vacancy on the board resulting from the removal of a director by the shareholders may be filled by the affirmative vote of at least two-thirds of all the votes entitled to be cast in the election of directors and only until the next annual meeting of shareholders.

•

Preferred stock; classification or reclassification of unissued shares of capital stock. Our charter provides that the total number of shares of stock of all classes which we have the authority to issue is 101,000,000 shares of capital stock, initially consisting of 100,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. The board of directors is authorized, without a vote of shareholders, to classify or reclassify any unissued shares of stock, including common stock into preferred stock or vice versa, and to establish the preferences and rights of any preferred or other class or series of stock to be issued. The issuance of preferred stock or other stock having special preferences or rights could have the effect of delaying or preventing a change in control of us even if a change in control would be in the interest of our shareholders. Because the board of directors will have the power to establish the preferences and rights of additional classes or series of stock without a shareholder vote, the board of directors may afford the holders of any such class or series preferences, powers and rights, including voting rights, senior to the rights of holders of common stock.

•	Duties of directors with respect to unsolicited takeovers. Maryland law provides protection for Maryland corporations against unsolicited takeovers by limiting, among other things, the duties of the directors in unsolicited takeover situations. The duties of directors of Maryland corporations do not require them to (1) accept, recommend or respond to any proposal by a person seeking to acquire control of the corporation, (2) authorize the corporation to redeem any rights under, or modify or render inapplicable, any shareholders rights plan, (3) make a determination under the Maryland Business Combination Act or the Maryland Control Share Acquisition Act, or (4) act or fail to act solely because of the effect of the act or failure to act may have on an acquisition or potential acquisition of control of the corporation or the amount or type of consideration that may be offered or paid to the shareholders in an acquisition. Moreover, under Maryland law the act of the directors of a Maryland corporation relating to or affecting an acquisition or potential acquisition of control is not subject to any higher duty or greater scrutiny than is applied to any other act of a director. Maryland law also contains a statutory presumption that an act of a director of a Maryland corporation satisfies the applicable standards of conduct for directors under Maryland law.

•	Maryland Business Combination Act. Maryland corporate law, establishes special requirements for “business combinations” between a Maryland corporation and “interested shareholders” or any affiliate of an interested shareholder unless certain exemptions are applicable. An interested shareholder is any person who beneficially owns 10% or more of the voting power of our then-outstanding voting stock. Among other things, the law prohibits for a period of five years a merger and other similar transactions between us and an interested shareholder unless the board of directors approved the transaction before the party becoming an interested shareholder. The five-year period runs from the most recent date on which the interested shareholder became an interested shareholder. The law also requires a supermajority shareholder vote for such transactions after the end of the five-year period. This means that the transaction must be approved by at least:

•	80% of the votes entitled to be cast by holders of outstanding voting shares; and

•	two-thirds of the votes entitled to be cast by holders of outstanding voting shares other than voting shares held by the interested shareholder or an affiliate of the interested shareholder with whom the business combination is to be effected.

The business combination statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our shareholders’ best interests. Our board of directors has adopted a resolution exempting us from this statute. However, our board of directors may repeal or modify this resolution in the future, in which case the provisions of the Maryland Business Combination Act will be applicable to business combinations between us and other persons.

•	Maryland Control Share Acquisition Act. Maryland corporate law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of the other shareholders. Two-thirds of the shares eligible to vote must vote for granting the “control shares” voting rights. Control shares are shares of stock that, taken together with all other shares of stock the acquirer previously acquired, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third of all voting power;

•	one-third or more but less than a majority of all voting power; or

•	a majority or more of all voting power.

Control shares do not include shares of stock the acquiring person is entitled to vote as a result of having previously obtained shareholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

If a person who has made (or proposes to make) a control share acquisition satisfies certain conditions (including agreeing to pay expenses), he may compel our board of directors to call a special meeting of shareholders to consider the voting rights of the shares. If such a person makes no request for a meeting, we have the option to present the question at any shareholders’ meeting.

If voting rights are not approved at a meeting of shareholders, then, subject to certain conditions and limitations, we may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. We will determine the fair value of the shares, without regard to voting rights, as of the date of either:

•	the last control share acquisition; or

•	the meeting where shareholders considered and did not approve voting rights of the control shares.

If voting rights for control shares are approved at a shareholders’ meeting and the acquirer becomes entitled to vote a majority of the shares of stock entitled to vote, all other shareholders may obtain rights as objecting shareholders and, thereunder, exercise appraisal rights. This means that you would be able to force us to redeem your stock for fair value. Under Maryland corporate law, the fair value may not be less than the highest price per share paid in the control share acquisition. Furthermore, certain limitations otherwise applicable to the exercise of dissenters’ rights would not apply in the context of a control share acquisition. The control share acquisition statute would not apply to shares acquired in a merger, consolidation or share exchange if we were a party to the transaction. The control share acquisition statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our shareholders’ best interests.

Our bylaws contain a provision exempting acquisitions of our shares from the Maryland Control Share Acquisition Act. However, our board of directors may amend our bylaws in the future to repeal or modify this exemption, in which case any of our control shares acquired in a control share acquisition will be subject to the Maryland Control Share Acquisition Act.

•	Advance notice of director nominations and new business. Our bylaws impose certain advance notice requirements that must be met for nominations of persons for election to the board of directors and the proposal of business to be considered by shareholders. The advance notice provisions contained in our bylaws generally require nominations and new business proposals by shareholders to be delivered to our secretary not later than the close of business on the 60th day nor earlier than the close of business on the 90th day before the date on which we mailed our proxy materials for the prior year’s annual meeting of shareholders.

•	Meetings of shareholders; call of special meetings; shareholder action in lieu of meeting by unanimous consent. Our bylaws provide that annual meetings of shareholders must be held on a date and at the time set by the board of directors during the month of May each year (commencing in May 2005). Special meetings of the shareholders may be called by the board of directors or on the written request of shareholders entitled to cast a majority of all the votes entitled to be cast at the meeting. Any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of shareholders or by unanimous written consent of all shareholders entitled to vote on the action.

•

Merger, consolidation, share exchange, and transfer of our assets. Pursuant to provisions contained in our charter, subject to the terms of any class or series of capital stock at the time outstanding, we may merge with or into another entity, may consolidate with one or more other entities, may participate in a share exchange or may transfer our assets within the meaning of Maryland corporate law if approved (1) by a majority of the entire board of directors and (2) by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, except that any merger with or into a trust organized to change our form of organization from a corporation to a trust will require the approval of our shareholders by the affirmative vote only of a majority of all the votes entitled to be cast on the matter. Under Maryland corporate law, certain mergers may be accomplished without a vote of shareholders, a share exchange need be approved by a Maryland successor only by its board of directors and as set forth in our charter, and our voluntary dissolution also would require the affirmative vote of two-thirds of all the votes entitled to be cast on the matter.

•	Amendments to our charter and bylaws. The provision contained in our charter relating to restrictions on transferability of Saxon REIT common stock may be amended only by a resolution adopted by the board of directors and approved by shareholders by the affirmative vote of the holders of not less than two-thirds of the votes entitled to be cast on the matter. As permitted under Maryland corporate law, our charter and bylaws provide that our board of directors has the exclusive right to amend our bylaws. Amendments to this provision of our bylaws also would require board action and approval by two-thirds of all votes entitled to be cast on the matter.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

We and our representatives may from time to time make written or oral forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Securities Exchange Act, with respect to our annual or long-term goals, including statements contained in this prospectus. Generally, you can identify forward-looking statements from our use of words such as, “may,” “will,” “expect,” “intend,” “should,” “anticipate,” “estimate,” “is likely to,” “could,” “are confident that,” or “believe” or similar expressions. Forward-looking statements also include statements that:

•	address future operating performance;

•	concern events or developments that we expect or anticipate will occur in the future, including statements relating to net interest income growth, earnings or earnings per share growth, and market share; and

•	express optimism or pessimism about future operating results.

Forward-looking statements are based upon our management’s views and assumptions, as of the date of this prospectus, regarding future events and operating performance, and are applicable only as of the dates of such statements. By their nature, all forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons. Factors which might cause actual results to differ from our plans and expectations and which could have a material adverse affect on our operations and future prospects include, but are not limited to:

•	changes in overall economic conditions or unanticipated changes in interest rates;

•	our ability to successfully implement our growth strategy;

•	our ability to sustain loan origination growth at levels sufficient to absorb costs of production and operational costs;

•	continued availability of financing facilities and access to the securitization markets or other funding sources;

•	deterioration in the credit quality of our loan portfolio;

•	lack of access to the capital markets for additional funding;

•	challenges in successfully expanding our servicing platform and technological capabilities;

•	our ability to satisfy complex rules in order for us to qualify as a REIT for federal income tax purposes;

•	the ability of certain of our subsidiaries to qualify as taxable REIT subsidiaries for federal income tax purposes;

•	our ability and the ability of our subsidiaries to operate effectively within the limitations imposed by the federal income tax laws and regulations applicable to REITs;

•	changes in federal income tax laws and regulations applicable to REITs;

•	future litigation developments; and

•	increased competitive conditions or changes in the legal and regulatory environment in our industry.

These and other risks and uncertainties discussed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. We undertake no obligation to update publicly any of these statements in light of future events except as required in subsequent periodic reports we file with the SEC.

MARKET DATA

Market data and forecasts used in this prospectus have been obtained from independent industry sources, such as the MBAA. We have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds that we receive in this offering will be approximately $             million (or approximately $             million if the underwriters’ over-allotment option is exercised in full), based upon an assumed initial public offering price of $             per share, which is the mid-point of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and estimated offering expenses payable by us. We expect to use the net proceeds of this offering as follows:

•	approximately $ million to pay the cash component of the consideration due to shareholders of Saxon Capital in connection with the merger, which is expected to be between $100 million and $140 million;

•	approximately $35.0 million to pay one-time transaction costs incurred in connection with the REIT conversion (not including the cash portion of the merger consideration);

•	approximately $25.0 million to retire a $25 million promissory note of Saxon Capital;

•	approximately $ million to purchase assets from Saxon Capital; and

•	the remainder for working capital, including repaying a portion of the outstanding balances under our warehouse financing facilities.

A tabular presentation of our estimated use of proceeds that we will receive in this offering, assuming that the underwriters’ over-allotment option is not exercised, follows:

Use of Proceeds	Proceeds	Percentage of gross proceeds
	(dollars in thousands)
Gross offering proceeds to us	$
Underwriting discounts and commissions
Other expenses of offering
Net offering proceeds

		Percentage of net proceeds
Estimated amount of net proceeds used to pay cash component of merger consideration to Saxon Capital shareholders
Estimated amount of net proceeds used to pay REIT conversion transaction costs	35,000
Amount of net proceeds used to retire Saxon Capital promissory note	25,000
Estimated amount of net proceeds used to purchase assets from Saxon Capital and for working capital
Working capital
Total net offering proceeds used

DISTRIBUTION POLICY

Distributions Following This Offering

We intend to make regular distributions to holders of common stock. We currently anticipate that distributions will be made quarterly, but the board of directors will determine the amount and timing of any distribution declarations or payments. Distributions will depend upon our earnings and financial condition, maintenance of REIT status, applicable provisions of the Maryland General Corporation Law, and such other factors our board of directors deems relevant.

In accordance with the REIT qualification requirements, we intend to distribute to our shareholders an amount generally equal to at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gain) for each year no later than the end of January of the following year. We anticipate that distributions generally will be paid from cash available for distribution (generally equal to cash from operations less capital expenditures and principal amortization on indebtedness).

Distributions will be made at the discretion of the board of directors and will be affected by a number of factors, many of which are beyond our control. To maintain our qualification as a REIT under the federal tax laws, generally we are required to distribute (within a certain period after the end of each year) at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gain) for such year. We intend to establish a dividend reinvestment plan by the end of 2004.

If we anticipate that our distributions will generally be taxable as ordinary income to our shareholders, although a portion of the distributions may be designated by us as capital gain or may constitute a return on capital, we will furnish to each of our shareholders a statement setting forth distributions paid during the preceding year and their characterizations as ordinary income, return on capital, or capital gains.

For more information regarding risk factors that could materially adversely affect our ability to pay distributions, please see “Risk Factors” beginning on page 23.

Historical Distributions

Neither Saxon Capital nor Saxon REIT has ever declared or paid any cash dividends on its common stock.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2004 as follows:

•	Saxon Capital’s capitalization on an actual basis;

•	Saxon REIT’s capitalization as the successor to Saxon Capital on a pro forma basis, giving effect to the merger as if it had occurred on March 31, 2004; and

•	Saxon REIT’s capitalization as the successor to Saxon Capital on a pro forma, as adjusted basis, to give effect to the sale of shares of Saxon REIT common stock in this offering (at an assumed price of $ per share, the midpoint of the range set forth on the cover page of this prospectus) and our receipt of the estimated net proceeds of the sale after deducting the estimated underwriting discounts and commissions and offering expenses payable.

You should read the following table in conjunction with the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and related notes included elsewhere in this document.

	March 31, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(dollars in thousands, except per share amounts)
Debt:
Warehouse financing	$426,368	$426,368		$100,000
Securitization financing	4,898,181	4,898,181		4,898,181
Note payable	25,000	25,000		—

Total debt	$5,349,549	$5,349,549		$4,998,181

Shareholders’ equity:
Common stock, $0.01 par value per share, 100,000,000 shares authorized; 28,690,794 shares issued and outstanding (actual)(a); and 32,840,819 shares issued and outstanding pro forma(b); and shares issued and outstanding (pro forma as adjusted)(b) (c)	$287	$329	$
Additional paid-in capital	264,564	307,683
Other comprehensive income, net of taxes	(10,118)	(10,118)		(10,118)
Retained earnings	105,918	(29,856)		(29,856)

Total shareholders’ equity	$360,651	$268,038	$

Total debt and capitalization	$5,710,200	$5,617,587	$

(a)

Common stock of Saxon Capital, Inc. Excludes: 2,990,025 shares issuable upon exercise of outstanding stock options and restricted stock units as of May 24, 2004; 1,160,000 shares reserved for issuance upon the exercise of warrants as of May 24, 2004; a number of shares to be reserved for future issuance under our 2004 Incentive Compensation Plan if Saxon Capital’s shareholders approve the plan and the REIT conversion occurs equal to 15% of (a) the total number of shares outstanding of Saxon REIT immediately after the issuance of shares in this offering and the issuance of shares in the merger (assuming all currently outstanding options and warrants are exercised), minus (b) the total number of shares of Saxon Capital common stock that have been issued (either as stock awards or upon the exercise of options), or are issuable upon the exercise of options outstanding immediately prior to the consummation of the merger, pursuant to grants made under all employee and director equity-based compensation plans or arrangements of Saxon Capital other than the 2004 Employee Stock Purchase Plan and the 2001 Employee Stock Purchase Plan; 1,000,000 shares to be reserved for future issuance pursuant to our 2004 Employee Stock Purchase Plan if our shareholders approve the plan; 975 shares issued after March 31, 2004 upon the exercise of options granted pursuant to the 2001 Plan; and 20,000 shares issued after March 31, 2004 upon the exercise of warrants granted to FBR. In connection with the REIT conversion, we expect to grant an aggregate of 867,500 restricted stock units to our independent directors and certain of our officers.

(b)	Common stock of Saxon REIT, which was incorporated on February 5, 2004. Includes: 32,840,819 shares to be issued by Saxon REIT in the merger in exchange for all outstanding shares of Saxon Capital common stock, assuming all restricted stock units have vested and all outstanding options and warrants have been exercised prior to the consummation of the merger. We have included the effect of the exercise of all outstanding options, restricted stock units and warrants because we believe there is a high probability of such options, restricted stock units and warrants being exercised based upon their weighted average exercise price of $9.51 and the last reported sales price of our common stock on May 24, 2004 of $23.50. Excludes: 1,000 currently outstanding shares held by Saxon Capital which Saxon REIT intends to redeem immediately prior to the closing of this offering; a number of shares to be reserved for future issuance under our 2004 Incentive Compensation Plan if Saxon Capital’s shareholders approve the plan and the REIT conversion occurs equal to 15% of (a) the total number of shares outstanding of Saxon REIT immediately after the issuance of shares in this offering and the issuance of shares in the merger (assuming all currently outstanding options and warrants are exercised), minus (b) the total number of shares of Saxon Capital common stock that have been issued (either as stock awards or upon the exercise of options), or are issuable upon the exercise of options outstanding immediately prior to the consummation of the merger, pursuant to grants made under all employee and director equity-based compensation plans or arrangements of Saxon Capital other than the 2004 Employee Stock Purchase Plan and the 2001 Employee Stock Purchase Plan); 1,000,000 shares to be reserved for future issuance pursuant to our 2004 Employee Stock Purchase Plan if our shareholders approve the plan; 1,000,000 shares to be reserved for future issuance pursuant to our 2004 Employee Stock Purchase Plan if our shareholders approve the plan; 975 shares issued after March 31, 2004 upon the exercise of options granted pursuant to the 2001 Plan; and 20,000 shares issued after March 31, 2004 upon the exercise of warrants granted to FBR. In connection with the REIT conversion, we expect to grant an aggregate of 867,500 restricted stock units to our independent directors and certain of our officers.

(c)	Includes shares expected to be issued in this offering.

DILUTION

If you invest in Saxon REIT common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of Saxon REIT common stock over the net tangible book value per share immediately after this offering.

Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of outstanding common stock on a fully-diluted basis.

After giving effect to:

(a) the issuance of shares of              common stock and payment of $              in cash to existing holders of Saxon Capital stock (assuming all unvested options and restricted stock units have vested and all outstanding warrants and options to acquire Saxon Capital stock have been exercised);

(b) the issuance and sale of the              shares of common stock offered by this prospectus, and our receipt of approximately $             million in net proceeds from this offering, based on an assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and estimated offering expenses payable by us; and

(c) the issuance under the 2004 Incentive Compensation Plan of an aggregate of 625,000 restricted stock units to our independent directors and Messrs. Sawyer, Stowe, Adams, and Eastep and an aggregate of 242,500 restricted stock units to our other officers, in connection with the closing of this offering, all of which will have tandem dividend equivalent rights that will pay dividends for so long as the restricted stock units (whether vested or unvested) are held by the grantee (see “Management – Benefit Plans – 2004 Incentive Compensation Plan”),

our pro forma net tangible book value as of March 31, 2004 would have been approximately $ million, or $         per share. This amount represents an immediate increase in net tangible book value of $         per share to existing shareholders of Saxon Capital as of March 31, 2004 and an immediate dilution in pro forma net tangible book value of $         per common share to new investors. The following table illustrates this dilution.

Assumed initial public offering price			$
Net tangible book value per share as of March 31, 2004		$0.01
Increase in net tangible book value per share to existing shareholders attributable to new investors	$

Pro forma net tangible book value per share after this offering			$

Dilution per share to new investors			$

If the underwriters exercise their over-allotment option in full, dilution per share to new investors will be $         based on the assumptions set forth above.

The following table summarizes on a pro forma basis, as of March 31, 2004, the differences between Saxon Capital’s existing shareholders and new investors in Saxon REIT in this offering with respect to the number of shares of common stock issued by us, the total consideration paid and the average price per share paid:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
(dollars in thousands)
Existing Beneficial Owners of Saxon Capital Common Stock		%	$	%	$
New Investors

Total		100%		$100%	$

If the underwriters’ over-allotment option is exercised in full, the percentage of shares held by Saxon Capital’s existing shareholders will decrease to % of the total shares outstanding after this offering, and the number of shares held by new investors will increase to , or % of the total shares outstanding after this offering.

The table above assumes no exercise of options to purchase shares of Saxon Capital common stock outstanding on March 31, 2004. As of March 31, 2004, there were options to purchase an aggregate of 2,750,025 shares outstanding, with a weighted average exercise price of $10.14 per share. To the extent these options were exercised, there would be further dilution to new investors. If all of these options had been exercised as of March 31, 2004, pro forma net tangible book value per share would have been $0.01 and total dilution per share to new investors would have been $            . In addition, we may grant additional options or issue other equity securities in the future that may be dilutive to investors in this offering.

SELECTED FINANCIAL DATA

The following selected financial data for Saxon Capital for the three-month periods ended and as of March 31, 2004 and 2003 have been derived from the unaudited condensed consolidated financial statements of Saxon Capital and are included elsewhere in this prospectus.

The following selected financial data for Saxon Capital for the years ended December 31, 2003 and 2002, for the period July 6, 2001 to December 31, 2001, and as of December 31, 2003 and 2002 have been derived from our consolidated financial statements, which have been audited by our independent auditors, and are included elsewhere in this prospectus. The following selected financial data for Saxon Capital as of December 31, 2001 have been derived from our consolidated financial statements, which have been audited by our independent auditors, and are not included elsewhere in this prospectus.

The following selected financial data as of December 31, 2000 and 1999, for the period January 1, 2001 to July 5, 2001, and for the years ended December 31, 2000 and 1999 have been derived from SCI Services’ consolidated financial statements, which have been audited by our independent auditors and are not included elsewhere in this prospectus. You should read the information below along with all other financial information and analysis presented in this prospectus, including the sections captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Prior to July 6, 2001, we sold our mortgage loans, while retaining certain residual interests, through securitizations structured as sales, with a corresponding one-time recognition of gain or loss, under GAAP. Since July 6, 2001, we structure our securitizations as financing transactions. These securitizations do not meet the qualifying special purpose entity criteria under Statement of Financial Accounting Standard No 140, or SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, because after the loans are securitized, the securitization trust may acquire derivatives relating to beneficial interests retained by us; also we as servicer, subject to applicable contractual provisions, have sole discretion to use our best commercial judgment in determining whether to sell or work out any loans securitized through the securitization trust that become troubled. Accordingly, following a securitization, the mortgage loans remain on our consolidated balance sheet, and the securitization indebtedness replaces the warehouse debt associated with the securitized mortgage loans. We record interest income on the mortgage loans and interest expense on the securities issued in the securitization over the life of the securitization, and do not recognize a gain or loss upon completion of the securitization. This accounting treatment more closely matches the recognition of income with the actual receipt of cash payments.

	Saxon Capital, Inc. (1)					SCI Services, Inc. (predecessor)
	March 31,		December 31,			December 31,
	2004	2003	2003	2002	2001	2000	1999
	(dollars in thousands)
Balance Sheet Data:
Mortgage loan portfolio, net	$4,907,072	$4,014,522	$4,680,047	$3,572,246	$1,702,481	$103,954	$121,445
Interest-only residual assets	—	—	—	—	—	298,415	346,675
Mortgage servicing rights, net	39,042	31,683	41,255	24,971	33,847	47,834	40,416
Servicing related advances(2)	90,789	105,142	98,588	102,558	101,645	30,847	28,735
Total assets	5,747,826	4,331,011	5,058,832	4,163,162	1,899,349	572,408	640,432
Warehouse financing	426,368	119,897	427,969	474,442	283,370	88,225	110,465
Securitization financing	4,898,181	3,857,891	4,237,375	3,347,251	1,326,660	—	—
Total liabilities	5,387,175	4,037,517	4,713,786	3,876,816	1,647,351	228,871	294,775
Shareholders’ equity	360,651	293,494	345,046	286,346	251,998	343,537	345,657

	Saxon Capital, Inc.(1)
	Three Months Ended March 31,
	2004	2003
	(dollars in thousands, except per share data)
Operating Data:
Interest income	$90,999	$75,255
Interest expense	(33,167)	(26,661)

Net interest income	57,832	48,594
Provision for mortgage loan losses	(3,878)	(8,614)

Net interest income after provision for mortgage loan losses	53,954	39,980
Gain on sale of mortgage assets	2,551	6
Servicing income, net of amortization and impairment	4,892	7,580

Total net revenues	61,397	47,566
General and administrative, payroll and other expenses	(31,039)	(26,661)

Total operating expenses	(31,039)	(26,661)

Income before taxes	30,358	20,905
Income tax expense	10,666	8,021

Net income	$19,692	$12,884

Basic earnings per common share(3)	$0.69	$0.46
Average common shares outstanding (basic)	28,671,464	28,283,640
Diluted earnings per common share(3)	$0.63	$0.44
Average common shares outstanding (diluted)	31,406,522	29,059,078

	Saxon Capital, Inc. (1)
	Three Months Ended March 31,
	2004	2003
	(dollars in thousands)
Other Data:
Total mortgage loan production(4)	$778,734	$714,103
Wholesale production(4)	301,206	274,724
Retail originations(4)	197,511	182,345
Correspondent production(4)	143,726	257,034
Called loans(4)(5)	136,291	—
Mortgage loans securitized	647,714	1,050,178
Total serviced assets at period end	10,127,216	8,394,916
Average principal balance per loan serviced at period end(6)	$130	$115
Number of retail branches at period end	27	22
Average number of wholesale account executives(7)	131	128
Ratios:
Average equity to average assets(8)	6.5%	6.8%
Return on average equity(8)(9)	22.3%	17.8%
Return on average assets(8)(9)	1.5%	1.2%
Asset Quality Data – at period end (Total Servicing Portfolio):
Total seriously delinquent including real estate owned – at period end(10)	7.93%	9.82%
Total seriously delinquent excluding real estate owned – at period end	6.89%	8.47%
Annual losses on serviced portfolio as a percentage of total serviced assets – at period end	1.07%	1.27%
Asset Quality Data – at period end (Owned Portfolio):
Total seriously delinquent including real estate owned – at period end(10)	6.98%	6.39%
Total seriously delinquent excluding real estate owned - at period end	6.06%	5.71%
Annual losses on owned portfolio as a percentage of total owned assets – at period end	0.84%	0.59%

	Saxon Capital, Inc.(1)			SCI Services, Inc. (predecessor)
	Year Ended December 31,				Year Ended December 31,
	2003	2002	For the Period July 6, 2001 to December 31, 2001	For the Period January 1, 2001 to July 5, 2001	2000	1999
	(dollars in thousands, except per share data)
Operating Data:
Interest income	$333,064	$226,399	$50,964	$15,331	$34,444	$45,818
Interest expense	(123,303)	(87,068)	(23,457)	(11,524)	(24,875)	(21,342)

Net interest income	209,761	139,331	27,507	3,807	9,569	24,476
Provision for mortgage loan losses	(33,027)	(28,117)	(11,861)	(8,423)	(6,403)	(9,107)

Net interest income after provision for mortgage loan losses	176,734	111,214	15,646	(4,616)	3,166	15,369
Gain on sale of mortgage assets	2,533	365	—	32,892	79,234	98,369
Servicing income, net of amortization and impairment	32,134	22,924	11,577	16,670	23,677	15,984

Total net revenues	211,401	134,503	27,223	44,946	106,077	129,722
General and administrative, payroll and other expenses	(109,756)	(90,293)	(37,467)	(43,798)	(70,236)	(63,538)
Impairment of assets, net	—	—	—	(7,301)	(108,445)	(8,308)
Impairment of goodwill	—	—	—	(44,963)	—	—

Total operating expenses	(109,756)	(90,293)	(37,467)	(96,062)	(178,681)	(71,846)

Income (loss) before taxes	101,645	44,210	(10,244)	(51,116)	(72,604)	57,876
Income tax expense (benefit)	36,509	16,833	(3,957)	(21,609)	(24,084)	21,228

Net income (loss)	$65,136	$27,377	$(6,287)	$(29,507)	$(48,520)	$36,648

Basic earnings per common share(3)	$2.28	$0.97	$(0.22)	$(1.05)	$(1.73)	$1.31
Average common shares outstanding (basic)	28,518,128	28,103,695	28,050,100	28,050,100	28,050,100	28,050,100
Diluted earnings per common share(3)	$2.16	$0.94	$(0.22)	$(1.05)	$(1.73)	$1.31
Average common shares outstanding (diluted)	30,116,305	29,165,184	28,050,100	28,050,100	28,050,100	28,050,100

	Saxon Capital, Inc. (1)			SCI Services, Inc. (predecessor)
	Year Ended December 31,				Year Ended December 31,
	2003	2002	For the Period July 6, 2001 to December 31, 2001	For the Period January 1, 2001 to July 5, 2001	2000	1999
	(dollars in thousands)
Other Data:
Total mortgage loan production(4)	$2,842,942	$2,484,074	$1,112,661	$1,220,575	$2,088,503	$2,234,512
Wholesale production(4)	1,174,573	1,034,278	501,780	463,607	712,746	1,011,652
Retail originations(4)	762,657	645,949	252,819	194,703	233,753	174,611
Correspondent production(4)	905,712	615,288	358,062	562,265	1,142,004	1,048,249
Called loans(4)(5)	—	188,559	—	—	—	—
Mortgage loans securitized	2,650,167	2,204,816	1,352,698	661,456	2,098,659	2,679,556
Total serviced assets at period end	9,899,523	7,575,560	6,355,304	6,286,078	5,588,598	4,803,812
Average principal balance per loan serviced at period end(6)	$127	$109	$96	$95	$93	$100
Number of retail branches at period end	27	20	17	16	16	14
Average number of wholesale account executives(7)	132	121	106	105	107	115
Ratios:
Average equity to average assets(8)	6.8%	8.9%	15.4%	36.9%	56.8%	51.1%
Return on average equity(8)(9)	20.6%	10.2%	(6.0)%	(23.2)%	(14.1)%	11.6%
Return on average assets(8)(9)	1.4%	0.9%	(0.9)%	(8.6)%	(8.0)%	5.9%
Asset Quality Data – at period end (Total Servicing Portfolio):
Total seriously delinquent including real estate owned – at period end(10)	8.9%	11.3%	12.0%	N/A	10.1%	8.0%
Total seriously delinquent excluding real estate owned – at period end	7.8%	9.7%	10.2%	N/A	8.7%	6.9%
Annual losses on serviced portfolio as a percentage of total serviced assets – at period end	1.1%	1.5%	1.3%	N/A	0.8%	0.7%
Asset Quality Data – at period end (Owned Portfolio):
Total seriously delinquent including real estate owned – at period end(10)	7.7%	7.1%	3.8%	—	—	—
Total seriously delinquent excluding real estate owned - at period end	6.9%	6.4%	3.6%	—	—	—
Annual losses on owned portfolio as a percentage of total owned assets – at period end	0.6%	0.2%	—	—	—	—

(1)	We acquired all of the issued and outstanding capital stock of our predecessor from Dominion Capital on July 6, 2001.

(2)	During 2001, we changed our presentation of recording advances and recoveries from the securitizations from a net basis to a gross basis.

(3)	Earnings per common share for the periods prior to July 6, 2001 was calculated based upon the assumption that the shares issued as of July 6, 2001 were outstanding for all periods presented.

(4)	Principal balances only.

(5)	Called loans occur upon exercise of the clean-up call option by us, as servicer or master servicer, of the securitized pools of our predecessor for which Dominion Capital retained residual interests. In some cases the rights to exercise the call option, as well as the pool of called loans, may be owned by an unaffiliated third party. With respect to 2002, the clean-up call options in some instances were held by us and in others were held by Dominion Capital.

(6)	Total dollar value of loans serviced divided by number of loans serviced.

(7)	Average account executives are calculated as a simple average over the time period indicated. Includes area and regional sales management positions.

(8)	Average equity and average assets are calculated as a simple average over the time period indicated.

(9)	Data for incomplete years has been annualized.

(10)	Seriously delinquent is defined as loans that are 60 or more days delinquent, foreclosed, REO, or held by a borrower who has declared bankruptcy and is 60 or more days contractually delinquent.

N/A	Information not available.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Summary

We are in the business of originating, securitizing, and servicing non-conforming mortgage loans. We operate through five business segments. These segments are:

•	Portfolio Management, or our portfolio segment;

•	Mortgage Loan Servicing, or our servicing segment;

•	Wholesale Loan Production, or our wholesale segment;

•	Retail Loan Production, or our retail segment; and

•	Correspondent Loan Production, or our correspondent segment.

We originate or purchase mortgage loans for our portfolio segment through our wholesale, retail, and correspondent segments. We earn our revenues from the interest income from those mortgages through our portfolio segment and from servicing loans for other companies through our servicing segment. We pay interest to finance our mortgage loan portfolio and we incur general and administrative expenses to operate our business. We maintain a provision for mortgage loan losses that may occur from impaired mortgage loans that are in our portfolio. When we securitize our mortgage loans, we structure those transactions as financing transactions. As such, the mortgage loans and related debt to finance those loans remain on our balance sheet. We fund our mortgage loan originations through short-term warehouse lines of credit and through repurchase facilities. These short-term facilities are replaced by permanent financing when we securitize the loans.

In general, the primary factors in our business that affect our revenues are changes in interest rates and changes in the size of our mortgage loan portfolio and servicing portfolio. Decreases in interest rates generally result in a decrease in the interest rates we charge on the mortgage loans we originate, but also result in growth in our mortgage loan portfolio. Decreases also lead to increases in loan prepayments, which result in increases in prepayment penalty income, but decrease servicing income. In addition, decreases in interest rates reduce our cost to borrow, but because loan originations tend to rise during periods of decreased interest rates, generally lead to increases in our borrowings.

Conversely, increases in interest rates generally result in an increase in the interest rates we charge on the mortgage loans we originate. Increases in interest rates also lead to decreases in loan prepayments, reducing prepayment penalty income, but increasing servicing income. In addition, increases in interest rates increase our cost to borrow, but because loan originations tend to decline during periods of increased interest rates, generally lead to decreases in our borrowings.

In general, the primary factors in our business that lead to increased expenses are the volume and credit mix of mortgage loans we originate or purchase, the number of retail branches we open and operate, the number of sales representatives we employ, and the cost of being a public company. As our loan production and loan portfolio increase we would generally expect to hire additional employees and we would also expect our variable expenses to increase. Also, we may incur additional marketing and advertising expenses in order to achieve our production goals. We would also expect to incur higher expenses in years where we open additional retail branches, which would result in increased office rent, equipment rent and insurance costs that would be incurred. There are also increased cash requirements that are associated with being a public company, such as investor relations responsibilities and expending the resources necessary to ensure that we have met the requirements set forth by Sarbanes-Oxley, the SEC and others by hiring outside consultants and additional employees when required. From time to time, we may also be required to upgrade existing computer systems and focus on other beneficial projects, and during those periods we will experience increased expenses.

Description of Other Data

In this Management’s Discussion and Analysis of Financial Condition and Results of Operations, we present certain data that we consider helpful in understanding our financial condition and results of operations. Descriptions of these financial measures are set forth below.

Net cost to produce. Our net cost to produce is calculated as our general and administrative costs and premium paid, net of fees collected at origination, divided by the number of loans originated.

Net cost per loan. Our net cost per loan is calculated as our general and administrative costs and premium paid, net of fees collected at origination, divided by the number of loans originated.

Net interest margin. Net interest margin is calculated as the difference between our interest income and interest expense divided by our average interest-earning assets. Average interest-earning assets are calculated using a daily average balance over the time period indicated.

Reconciliation of trust losses and charge-offs. We present a reconciliation of securitization trust losses and charge-offs because management believes that it is meaningful to show both measures of losses since it is a widely accepted industry practice to evaluate losses on a trust level and the information is provided on a monthly basis to the investors in each securitization. However, these losses are recorded as charge-offs in our consolidated financial statements. GAAP requires losses to be recognized immediately upon a loan being transferred to real estate owned, whereas a trust does not recognize a loss on real estate owned until the loan is sold. This causes a timing difference between charge-offs and trust losses. In addition, the trust losses exclude losses resulting from delinquent loan sales.

Efficiency ratio. Our efficiency ratio is calculated as our total operating expenses (which is composed of payroll and related expenses, general and administrative expenses, impairment of residual assets, net, impairment of predecessor goodwill and other expense) divided by our total net revenues.

Operating expenses as a percentage of average assets. Operating expenses as a percentage of average assets is calculated based on our total operating expenses for the period indicated divided by our average assets for the same period. Average assets are calculated as a simple average over the time period indicated.

Working capital. It is common business practice to define working capital as current assets less current liabilities. We do not have a classified balance sheet and therefore calculate our working capital using our own internally defined formula, which is generally calculated as unrestricted cash and investments as well as unencumbered mortgage loans and servicing advances that can be pledged against existing committed facilities and converted to cash in five days or less.

First Quarter 2004 Highlights

Earnings Overview

Net income increased $6.8 million, or 53%, to $19.7 million for the first quarter of 2004, from $12.9 million for the first quarter of 2003, due primarily to (1) an increase in net interest income of $9.2 million, or 19%, to $57.8 million for the first quarter of 2004, from $48.6 million for the first quarter of 2003, a decrease in our provision for mortgage loan losses of $4.7 million, or 55%, to $3.9 million in the first quarter of 2004, from $8.6 million in the first quarter of 2003, and an increase in gain on sale of mortgage assets of $2.6 million, or 100% in the first quarter of 2004, partially offset by an increase in operating expenses of $4.3 million, or 16%, to $31.0 million in the first quarter of 2004, from $26.7 million in the first quarter of 2003, and (2) a decrease in servicing income of $2.7 million, or 36%, to $4.9 million in the first quarter of 2004, from $7.6 million in the first quarter of 2003.

Diluted earnings per share increased $0.19, or 43%, to $0.63 for the first quarter of 2004, from $0.44 for the first quarter of 2003. The increase in diluted earnings per share did not fully reflect our increase in net income because of the dilutive effect of our outstanding stock options and stock warrants.

Financial Condition Overview

Our mortgage loan portfolio, net increased $0.2 billion, or 4%, to $4.9 billion at March 31, 2004, from $4.7 billion at December 31, 2003. Our reserve for loan losses decreased $9.6 million, or 22%, to $33.8 million at March 31, 2004, from $43.4 million at December 31, 2003. Despite charge-offs of $13.4 million during the first quarter of 2004, our provision for mortgage loan losses was $3.8 million. Management believes the loan loss reserve is adequate due to the increased credit quality of the portfolio and reduced delinquencies, as we continue to experience lower delinquencies in our 2002 and 2003 portfolios as compared to our 2001 portfolio. In the future, we intend to attempt to increase our profitability by focusing to some extent on higher interest rate, lower credit grade products. This strategy may result in higher delinquencies and a higher allowance for loan loss. During the first quarter of 2004, we completed a whole loan sale of $69.3 million in first mortgage production at a weighted average price of 105.25% of the outstanding mortgage balances of the loans sold.

Cash Flow Overview

Our cash flows from operations increased $36.3 million, or 217%, to $53.0 million in the first quarter of 2004, from $16.7 million in the first quarter of 2003. We also generated $664.7 million from our financing activities and used $716.1 million in our investing activities during the first quarter of 2004. At March 31, 2004, we had $134.3 million of working capital, as calculated under our working capital formula, and $1.8 billion in committed facilities, which includes our revolving facilities for servicing advances. This compares to working capital of $106.5 million and $1.5 billion of committed facilities at December 31, 2003 and working capital of $94.5 million and $1.5 billion of committed facilities at March 31, 2003.

Mortgage Loan Production Overview

Our total mortgage loan production, including called loans of $136.3 million, increased $64.6 million, or 9%, to $778.7 million in the first quarter of 2004, from $714.1 million in the first quarter of 2003. We did not call any loans during 2003. During the first quarter of 2004, we called three of our 1998 securitizations that were completed under our previous ownership. A majority of these loans were added to our portfolio and financed through our SAST 2004-1 securitization. The coupon rates of these loans generally reflect the interest rate environment of the period in which they were originated or purchased; therefore, in this case they generally have higher coupon rates than our 2002 and 2003 production. These loans also generally have lower loan to value ratios and higher credit characteristics, as these loans are all performing and are six to seven years old. Excluding the loans called during the first quarter of 2004, our production decreased 10% during the first quarter of 2004 as compared to the first quarter of 2003. This decline was generally due to market conditions and increased pricing competition in the correspondent flow marketplace.

2003 Highlights

Earnings Overview

Net income increased $37.7 million, or 138%, to $65.1 million for 2003, from $27.4 million in 2002, due primarily to (1) an increase in net interest income of $70.5 million, or 51%, to $209.8 million for 2003, from $139.3 million for 2002, partially offset by an increase in operating expenses of $19.5 million, or 22%, to $109.8 million in 2003, from $90.3 million in 2002, and (2) an increase in servicing income of $9.2 million, or 40%, to $32.1 million in 2003, from $22.9 million in 2002.

Diluted earnings per share increased $1.22, or 130%, to $2.16 for 2003, from $0.94 for 2002. The increase in diluted earnings per share did not fully reflect our increase in net income because of the dilutive effect of our outstanding stock options and stock warrants.

Financial Condition Overview

Our mortgage loan portfolio, net increased $1.1 billion, or 31%, to $4.7 billion at December 31, 2003, from $3.6 billion at December 31, 2002. Our reserve for loan losses increased $3.2 million, or 8%, to $43.4 million at December 31, 2003, from $40.2 million at December 31, 2002. The increase in our loan loss reserve did not increase in proportion to the increase in our mortgage loan portfolio, net because the improvement in the credit quality of our mortgage loans during 2003 resulted in a lower reserve assessment.

Cash Flow Overview

Our cash flows from operations increased $52.4 million, or 167%, to $83.7 million in 2003, from $31.3 million in 2002. We also generated $846.5 million from our financing activities and used $933.1 million in our investing activities during 2003. At December 31, 2003, we had $106.5 million of working capital, as calculated under our working capital formula, and $1.5 billion in committed facilities. This compares to working capital of $91.3 million and $1.5 billion of committed facilities at December 31, 2002.

Mortgage Loan Production Overview

Our total mortgage loan production increased $0.3 billion, or 12%, to $2.8 billion in 2003, from $2.5 billion in 2002. We did not call any loans during 2003, whereas we called $0.2 billion in loans in 2002, which amount is included in our total mortgage loan production. The growth in our mortgage loan production was generally due to the investment in our wholesale and retail sales infrastructures.

Outlook

REIT Conversion

On January 26, 2004, we announced that our Board of Directors had authorized us to convert to a REIT, subject to shareholder approval and other conditions. If we receive all necessary approvals to proceed with the REIT conversion, we expect it to be completed during the third quarter of 2004. After the REIT conversion, our strategy will be to accumulate in our REIT or in other qualified REIT subsidiaries a portfolio of non-conforming mortgage loans that we originate in our taxable REIT subsidiaries to produce stable net interest income and distributions to our shareholders. We also intend to sell loans in our taxable REIT subsidiaries and to generate origination fees and servicing income in those subsidiaries, enabling us to increase our capital by retaining the after tax income in those subsidiaries, subject to the limitations imposed by REIT tax rules.

After the REIT conversion, our principal elements of revenues are expected to be interest income generated from our portfolio of non-conforming mortgage loans at our REIT subsidiaries. Additional components of revenues are expected to be gains on sale from the sale of loans, servicing income, and loan origination fees, all initially expected to be generated at our taxable REIT subsidiaries. Our primary components of expenses are expected to be interest expense on our warehouse lines and repurchase facilities and securitizations and general and administrative expenses and payroll and related expenses arising from our origination and servicing businesses.

We expect to experience increased costs primarily related to additional staffing to ensure compliance with REIT qualification rules in connection with the REIT conversion in 2004. However, we expect the benefits of the conversion will compensate for such increased costs.

In addition, as part of the proposed REIT conversion, we intend to raise additional capital, which we currently expect to be approximately $500 million, in this offering. We expect to use the proceeds from this offering to retire a $25 million promissory note of Saxon Capital, to pay the cash component of the merger consideration, to purchase assets from Saxon Capital, and for working capital, including to repay a portion of the outstanding balances under our warehouse financing facilities. Earnings of our taxable REIT subsidiaries will be taxed and retained in the subsidiaries as retained earnings. To the extent that our taxable REIT subsidiaries do not dividend these retained earnings to us, these earnings will not be distributed as dividends to our shareholders. We anticipate that we will be able to grow shareholder equity through the retained earnings of our taxable REIT subsidiaries.

Revenue Growth and Increased Expenses

In 2004, we expect market interest rates to rise. In addition, because of our intent to focus to some extent on higher interest rate, lower credit grade products, the credit characteristics of our mortgage loan production may be lower than we experienced in 2003. As a result, we expect to earn higher interest rates on the loans we originate in 2004 than the interest rates earned on loans we originated in 2003; however, we may also experience more delinquencies and defaults, the risk of which is typically greater with lower credit quality loans.

In addition, we intend to continue to grow our mortgage loan portfolio and servicing portfolio, which will produce higher levels of net interest income, increase our provision for mortgage loan losses, and produce higher levels of servicing income. With our expected increase in our mortgage loan portfolio and servicing portfolio in 2004, we expect to incur higher levels of payroll and related expenses and general and administrative expenses compared to 2003.

Critical Accounting Estimates

Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and the estimates will change under different assumptions or conditions.

Critical accounting estimates are defined as those that reflect significant judgments and uncertainties and potentially result in materially different outcomes under different assumptions and conditions. Our critical accounting estimates are discussed below and consist of:

•	accounting for net interest income;

•	allowance for loan loss;

•	mortgage servicing rights valuation;

•	accounting for hedging activities;

•	deferral of direct loan origination fees and costs; and

•	accounting for income taxes.

With the exception of accounting for income taxes, we do not expect to change our critical accounting estimates as a result of the proposed REIT conversion.

Accounting for Net Interest Income

Net interest income is calculated as the difference between our interest income and interest expense. Interest income on our mortgage loan portfolio is a combination of accruing interest based on the outstanding balance and contractual terms of the mortgage loans and the amortization of yield adjustments using the interest method in accordance with SFAS 91, principally the amortization of premiums, discounts, and other net capitalized fees or costs associated with originating our mortgage loans. These yield adjustments are amortized against interest income over the lives of the assets using the interest method adjusted for the effects of estimated prepayments. Management does not currently use the payment terms required by each loan contract in the calculation of amortization. Because we hold a large number of similar loans for which prepayments are probable, we currently use a prepayment model to project loan prepayment activity based upon loan age, loan type and remaining prepayment penalty coverage. Estimating prepayments and estimating the remaining lives of our mortgage loan portfolio requires management judgment, which involves consideration of possible future interest rate environments and an estimate of how borrowers will behave in those environments. Reasonableness tests are performed against past history, mortgage asset pool specific events, current economic outlook and loan age to verify the overall prepayment projection. If these mortgage loans prepay faster than originally projected, GAAP requires us to write down the remaining capitalized yield adjustments at a faster speed than was originally projected, which would decrease our current net interest income.

Interest expense on our warehouse and securitization financings is a combination of accruing interest based on the contractual terms of the financing arrangements and the amortization of premiums, discounts, bond issuance costs, and accumulated other comprehensive income relating to cash flow hedging using the interest method.

Mortgage prepayments generally increase on our adjustable rate mortgages when fixed mortgage interest rates fall below the then-current interest rates on outstanding adjustable rate mortgage loans. Prepayments on mortgage loans are also affected by the terms and credit grades of the loans, conditions in the housing and financial markets and general economic conditions. We have sought to minimize the effects caused by faster than anticipated prepayment rates by lowering premiums paid to acquire mortgage loans and by purchasing and originating mortgage loans with prepayment penalties. Those penalties typically expire two to three years from origination. As of December 31, 2003, 80% of our mortgage loan portfolio had active prepayment penalty features. We anticipate that prepayment rates on a significant portion of our adjustable rate mortgage portfolio will increase as these predominately adjustable rate loans reach their initial adjustments during 2004 and 2005 due to the high concentration of two to three year hybrid loans we originated or purchased during 2002 and 2003. The constant prepayment rate, or CPR, currently used to project cash flows is 35 CPR. If prepayment speeds increase to 50%, our net interest income would decrease by $18.9 million due to the additional yield adjustment amortization. The following table presents the effects on our net interest income related to changes in our yield adjustment amortization for the year ended December 31, 2003 under various prepayment rate scenarios. Actual prepayment penalty income is recorded as cash is collected and is not recorded based on CPR assumptions. Therefore, in instances where our CPR increases, we anticipate also having an increase in prepayment penalty income that would partially offset the effects shown in the table below.

Impact on Net Interest Income
Constant Prepayment Rate(1):
Increase in CPR of 50%	$(18,878)
Increase in CPR of 25%	$(9,297)
Decrease in CPR of 25%	$10,076
Decrease in CPR of 50%	$21,125

(1)	The constant prepayment rate, or CPR, means a prepayment assumption which represents a constant assumed rate of prepayment each month relative to the then outstanding principal balance of a pool of mortgage loans for the life of such mortgage loans.

Allowance for Loan Loss

The allowance for loan loss is established through the provision for mortgage loan losses, which is charged to earnings on a monthly basis. The accounting estimate of the allowance for loan loss is considered critical as significant changes in the mortgage loan portfolio, which includes both securitized and unsecuritized mortgage loans, and/or economic conditions may affect the allowance for loan loss and our results of operations. The assumptions used by management regarding these key estimates are highly uncertain and involve a great deal of judgment.

Provisions are made to the allowance for loan loss for current impaired loans in the outstanding mortgage loan portfolio. We define a mortgage loan as impaired at the time the loan becomes 30 days delinquent under its payment terms. Charge-offs to the allowance are recorded at the time of liquidation or at the time the loan is transferred to real estate owned. The allowance for loan losses is regularly evaluated by management for propriety by taking into consideration factors such as changes in the nature and volume of the loan portfolio; trends in actual and forecasted portfolio performance and credit quality, including delinquency, charge-off and bankruptcy rates; and current economic conditions that may affect a borrower’s ability to pay. An internally developed roll rate analysis, static pool analysis and historical losses are the primary tools used in analyzing our allowance for loan loss. Our roll rate analysis is defined as the historical progressing of our loans through the various delinquency statuses. Our static pool analysis provides data on individual pools of loans based on year of origination. These tools take into consideration historical information regarding delinquency and loss severity experience and apply that information to the portfolio. Loss severity is defined as the total loss amount divided by the actual unpaid principal balance at the time of liquidation. Total loss amounts include all accrued interest and interest advances, fees, principal balances, all basis adjustments, all costs of liquidating and all other servicing advances for taxes, property insurance, and other servicing costs incurred and invoiced to us within 90 days following the liquidation date. If actual results differ from our estimates, we may be required to adjust our provision accordingly. Likewise, the use of different estimates or assumptions could produce different provisions for loan losses. The table below presents the impact on our allowance for loan loss if the assumptions utilized in our model had been varied as follows:

December 31, 2003
(dollars in thousands)
Allowance for loan loss reserve balance	$43,369
Increase (decrease) in allowance
Delinquency:
Increase in delinquency of 10%	$6,308
Increase in delinquency of 25%	$16,566
Decrease in delinquency of 10%	$(5,835)
Decrease in delinquency of 25%	$(13,643)
Loss severity:
Increase in loss severity of 10%	$4,028
Increase in loss severity of 25%	$10,072
Decrease in loss severity of 10%	$(4,030)
Decrease in loss severity of 25%	$(10,075)
Delinquency and loss severity:
Increase in delinquency and loss severity of 10%	$10,968
Increase in delinquency and loss severity of 25%	$30,781
Decrease in delinquency and loss severity of 10%	$(9,281)
Decrease in delinquency and loss severity of 25%	$(20,306)

The allowance for loan losses was impacted in 2003 by increased loan production. However, this loan production consisted primarily of a higher quality credit mix than in previous years. As of December 31, 2003, our portfolio weighted average median credit score was 610 compared to 600 at December 31, 2002. As a result, the increase in allowance for loan losses related to our higher production was partially offset by the effects of a higher credit grade portfolio. These effects include lower delinquencies and lower loss severities. See additional discussion in “– Provision for Mortgage Loan Losses.” As long as our credit mix remains in this range, we expect delinquencies, loss severities and losses to be lower than previously experienced. As we move to higher interest rate, lower credit grade products, however, delinquencies, loss severities and losses can be expected to increase. As of December 31, 2003, we experienced an average loss severity of 33% on our owned portfolio, compared to a loss severity assumption of 41% currently utilized in our loan loss allowance model. This difference in assumptions compared to actual experience can be supported by the recent active refinance environment and significant housing appreciation, both of which have resulted in lower loss severities in our relative unseasoned owned portfolio. Because loss severities typically increase as the portfolio gets older and refinance activity is expected to decrease, management expects our average loss severities to increase and as such, believes that the assumptions used are the most appropriate to determine our current, probable losses.

Mortgage Servicing Rights Valuation

The valuation of mortgage servicing rights, or MSRs, requires that we make estimates of numerous market assumptions. Interest rates, prepayment speeds, servicing costs, discount rates, and the payment performance of the underlying loans significantly affect our ongoing valuations and the rate of amortization of MSRs. In general, during periods of declining interest rates, the value of MSRs decline due to increasing prepayments attributable to increased mortgage refinancing activity.

The carrying values of the MSRs are amortized in proportion to, and over the period of, the anticipated net cash flows from servicing the loans. MSRs are assessed periodically to determine if there has been any impairment to the carrying value, based on the fair value at the date of the assessment and by stratifying the MSRs based on underlying loan characteristics, including the date of the related securitization. We obtained an independent third-party valuation to determine the fair value of our MSRs at December 31, 2003. We regularly obtain valuations for our MSRs. At December 31, 2003, key economic assumptions and the sensitivity of the current fair value for the MSRs to immediate changes in those assumptions were as follows:

December 31, 2003
(dollars in thousands)
Book value of MSRs	$41,255
Fair value of MSRs	$46,844
Expected weighted-average life (in years)	4.03
Weighted average constant prepayment rate(1)	28 CPR
Weighted average discount rate	14.38%
Impact on Fair Value at December 31, 2003
Constant Prepayment Rate:
Increase in CPR of 20%	$(7,639)
Increase in CPR of 25%	$(9,328)
Increase in CPR of 50%	$(16,702)
Decrease in CPR of 20%	$9,415
Decrease in CPR of 25%	$12,114
Decrease in CPR of 50%	$28,377
Discount Rate:
Using a discount rate of 10%	$6,064
Using a discount rate of 12%	$3,161
Using a discount rate of 16%	$(1,665)
Using a discount rate of 18%	$(3,693)

(1)	The constant prepayment rate, or CPR, means a prepayment assumption which represents a constant assumed rate of prepayment each month relative to the then outstanding principal balance of a pool of mortgage loans for the life of such mortgage loans.

Due to subsequent changes in economic and other relevant conditions, the actual rates of prepayments and defaults and the value of collateral generally differ from our initial estimates, and these differences are sometimes material. If actual prepayment and default rates are higher than those assumed, less mortgage servicing income would be expected, which would adversely affect the value of the MSRs. As demonstrated above, significant changes in prepayment speeds, delinquencies, and losses may result in impairment of most of our MSRs, and would be recorded in our consolidated statements of operations.

The valuation of MSRs was impacted primarily in 2003 by the purchases of $23.7 million of rights to service $3.3 billion of mortgage loans and by the change in the prepayment speeds throughout the year. The prepayment speeds remained high during the first half of 2003, and then started to fall as interest rates began to rise during the second half of 2003. Due to the decrease in prepayment speeds during the second half of 2003, a portion of the temporary impairments were reversed as the MSRs increased in value due to the lengthening of the projected cash flows. For our loan servicing portfolio, we were experiencing an average prepayment speed of 37 CPR at December 31, 2003 compared to a prepayment speed assumption of 28 CPR at December 31, 2002. The prepayment speed assumption used to value the servicing rights is an average of the CPR over the remaining life of the servicing rights, and is appropriate given the product mix of the third party portfolio. Because the interest rate cycle we have experienced has caused faster prepayment speeds and the expectation is for higher interest rates and slower prepayment speeds, we believe that the assumptions used are the most appropriate given the current market conditions, to determine the valuation of our MSRs.

Accounting for Hedging Activities

We incorporate the use of derivative instruments to manage certain risks. We have qualified for hedge accounting treatment for all of our derivative instruments, which are accounted for as cash flow hedges. This is because on the date a derivative instrument agreement is entered into, we designate it as a hedge of a forecasted transaction or of the variability of cash flows to be paid related to a recognized liability. In accordance with GAAP, the effective portions of the changes in fair value of our derivative instruments are reflected in accumulated other comprehensive income and do not affect net income until the instruments are settled or sold for cash. To qualify for hedge accounting, we must demonstrate, on an ongoing basis, that our interest rate risk management activity is highly effective. The determination of effectiveness is the primary assumption and estimate used in accounting for our hedge transactions. In instances where we use swaps as a hedge, the swap rate is fixed and compared monthly to the one-month London Inter-Bank Offered Rate, or LIBOR, index. The payment of interest on our bonds issued in a securitization transaction is also based on LIBOR. Therefore, we consider the swaps to be an effective hedge against interest rate risk. Likewise, when we use options as a hedge, such as caps and floors, they also are considered to be effective hedges because these options are based on the LIBOR index. In the case where we may use Eurodollar futures, correlation analysis is necessary since a slight amount of basis risk can occur. The correlation calculation for Eurodollars is calculated by capturing historic swap rates and the corresponding Eurodollar prices, and then calculating a financing rate, for the maturity deemed necessary. The impact of market changes on the hedged item and the derivative are recorded over time and correlation statistics are evaluated. The difference between a 100% correlation result and our actual correlation percentage is used to calculate any ineffective portion related the Eurodollar futures; which is recorded as an expense in the income statement. For the year ended December 31, 2003, we recorded $0.5 million related to ineffectiveness of hedging activities, which approximated a 2% differential in effectiveness. Although there is no way to predict this ineffectiveness during each period, we expect there to be a certain amount of ineffectiveness ranging between 2% and 6% when using Eurodollar futures given the inherent basis differences. If this ineffectiveness had been 6%, we would have recorded $1.5 million of expense in the income statement.

In addition to the ineffectiveness expense described above, we recorded $1.4 million in amortization expense related to the effective component of our closed hedge positions in 2003. The effective portion is initially recorded in accumulated other comprehensive income and is amortized into earnings monthly based on the projected cash flow stream of the underlying hedged transaction, using certain prepayment assumptions. At December 31, 2003, we had $7.7 million of unamortized hedge position expense in accumulated other comprehensive income. The constant prepayment rate currently used to project cash flows is 35 CPR, and is appropriate given the product mix of our mortgage loan portfolio. If prepayment speeds increase by 50%, our amortization expense would increase by $1.5 million. The following table presents the effects on our amortization expense under various prepayment rate scenarios.

Impact on Amortization Expense for the Year Ended December 31, 2003
Constant Prepayment Rate(1):
Increase in CPR of 50%	$1,458
Increase in CPR of 25%	$712
Decrease in CPR of 25%	$(751)
Decrease in CPR of 50%	$(1,504)

(1)	The constant prepayment rate, or CPR, means a prepayment assumption which represents a constant assumed rate of prepayment each month relative to the then outstanding principal balance of a pool of mortgage loans for the life of such mortgage loans.

If we had been unable to qualify certain of our interest rate risk management activities for hedge accounting, then the change in fair value of the associated derivative financial instruments would have been reflected in current period earnings, but the change in fair value of the related liability would not, thus creating an earnings mismatch. The change in fair value for the year ended December 31, 2003 that was recorded in accumulated other comprehensive income was a loss of $17.7 million, and if we had not qualified for hedge accounting this amount would have reduced current period earnings.

Deferral of Direct Loan Origination Fees and Costs

We collect certain nonrefundable fees associated with our loan origination activities. In addition, we incur certain direct loan origination costs in connection with these activities. The net of such amounts is recognized over the life of the related loans as an adjustment of yield, as discussed above in the section relating to our critical accounting estimate with respect to accounting for net interest income.

The amount of deferred nonrefundable fees is determined based on the amount of such fees collected at the time of loan closing. We determine the amount of direct loan origination costs to be deferred based on an estimate of the standard cost per loan originated. The standard cost per loan is based on the amount of time spent and costs incurred by loan origination personnel in the performance of certain activities directly related to the origination of funded mortgage loans. These activities include evaluating the prospective borrower’s financial condition, evaluating and recording collateral and security arrangements, negotiating loan terms, processing loan documents and closing the loan. Management believes these estimates reflect an accurate cost structure related to successful loan origination efforts for the year ended December 31, 2003 and for the three months ended March 31, 2004. Management periodically reviews its time and cost estimates to determine if updates and refinements to the deferral amounts are necessary. Updates would be considered necessary if it was determined that the time spent and/or costs incurred related to performing the above activities had significantly changed from the previous period. This estimate is made for all loans originated by our wholesale and retail segments. Correspondent originations are not included, as we purchase these loans as closed loans and therefore, loan origination costs related to these purchases are recorded as incurred. In 2003, we deferred $11.2 million in net loan origination costs and recorded net amortization of deferred loan origination costs of $1.9 million.

Accounting for Income Taxes

Significant management judgment is required in developing our provision for income taxes, including the determination of deferred tax assets and liabilities and any valuation allowances that might be required against the deferred tax asset. As of March 31, 2004, we had not recorded a valuation allowance on our deferred tax assets based on management’s belief that operating income will, more likely than not, be sufficient to realize the benefit of these assets over time. The evaluation of the need for a valuation allowance takes into consideration our recent earnings history, current tax position, and estimates of taxable income in the near term.

The tax character (ordinary versus capital) and the carryforward periods of certain tax attributes such as capital losses and tax credits must also be considered. Significant judgment is required in considering the relative impact of negative and positive evidence related to the ability to realize deferred tax assets. In the event that actual results differ from these estimates or if our current trend of positive operating income changes, we may be required to record a valuation allowance on our deferred tax assets, which could have a material adverse effect on our consolidated financial condition and results of operations. We recognize all of our deferred tax assets if we believe that it is more likely than not, given all available evidence, that all of the benefits of the carryforward losses and other deferred tax assets will be realized. Management believes that, based on the available evidence, it is more likely than not that we will realize the benefit from our deferred tax assets.

Pending shareholder approval of the merger agreement, which is required in connection with our proposed REIT conversion, we expect to elect to be taxed as a REIT beginning in 2004 and intend to comply with the REIT provisions of the Code. Accordingly, we will not be subject to federal or state income tax on net income that is distributed to shareholders to the extent that our annual distributions to shareholders are equal to at least 90% of our REIT taxable income (determined without regard to the deduction for dividends paid and by excluding any net capital gain) for a given year and as long as certain asset, income and stock ownership tests are met. In the event that we do not qualify as a REIT in any year, we would be subject to federal income tax as a domestic corporation and the amount of our after-tax cash available for distribution to our shareholders would be reduced. However, our taxable REIT subsidiaries will be subject to federal income tax and we intend to continue to employ the accounting policy described above with respect to our taxable REIT subsidiaries.

Consolidated Results

Comparability of Saxon Capital and Our Predecessor

Due to our divestiture from Dominion Capital and the resulting changes in our securitization structures from gain-on-sale securitizations to securitizations that are accounted for as financings, direct comparison of net earnings for Saxon Capital versus our predecessor are difficult to make. Specifically, the following line items from our statement of operations are impacted by the divestiture or changes in our securitization structure:

•	net interest income prior to July 6, 2001, we only recorded interest income on unsecuritized mortgage loans and we only recorded interest expense to finance mortgage loans prior to securitization;

•	provision for mortgage loan loss – prior to July 6, 2001, we only recorded provision for mortgage loan losses for unsecuritized mortgage loans and estimated losses for securitized mortgage loans were accounted for as a component of our gain on sale of mortgage assets;

•	gain on sale of mortgage loan assets – prior to July 6, 2001, we recorded a gain at the time of securitization. We now record interest income and loan loss provision over the life of the mortgage loans we originate;

•	impairment of assets, net – we recorded impairment of assets, net in 2001 primarily related to our residual assets owned prior to our divestiture; and

•	impairment of goodwill – we recorded an impairment of goodwill in 2001 primarily related to our acquisition of our predecessor.

We have combined the results of our predecessor and Saxon Capital for their respective periods during 2001 to determine our results for the year ended December 31, 2001 for purposes of comparing our results for that year with our results for the year ended December 31, 2002. However, because of the limited comparability as a result of the divestiture and the changes in securitization structure, as discussed above, the pro-forma combined results of Saxon Capital and our predecessor for the year ended December 31, 2001 are not indicative of what the results of Saxon Capital would have been assuming our divestiture had happened on January 1, 2001.

Unless the context requires otherwise, references to “we,” “us” and “our” refer to the combined results of Saxon Capital and our predecessor.

Results of Operations

	Saxon Capital, Inc. (1)					SCI Services, Inc. (predecessor)
	Three Months Ended March 31,		For the Year Ended December 31, 2003	For the Year Ended December 31, 2002	For the Period July 6, 2001 to December 31, 2001	For the Period January 1, 2001 to July 5, 2001	For the Year Ended December 31, 2001 Pro- Forma Combined
	2004	2003
	(dollars in thousands, except per share data)
Revenues:
Interest income	$90,999	$75,255	$333,064	$226,399	$50,964	$15,331	$66,295
Interest expense	(33,167)	(26,661)	(123,303)	(87,068)	(23,457)	(11,524)	(34,981)

Net interest income	57,832	48,594	209,761	139,331	27,507	3,807	31,314
Provision for mortgage loan losses	(3,878)	(8,614)	(33,027)	(28,117)	(11,861)	(8,423)	(20,284)

Net interest income after provision for mortgage loan losses	53,954	39,980	176,734	111,214	15,646	(4,616)	11,030
Gain on sale of mortgage assets	2,551	6	2,533	365	—	32,892	32,892
Servicing income, net of amortization and impairment	4,892	7,580	32,134	22,924	11,577	16,670	28,247

Total net revenues	61,397	47,566	211,401	134,503	27,223	44,946	72,169
Expenses:
Payroll and related expenses	(15,644)	(14,278)	(55,251)	(50,437)	(19,531)	(25,220)	(44,751)
General and administrative expenses	(14,252)	(11,724)	(52,766)	(40,328)	(16,165)	(20,420)	(36,585)
Impairment of residual assets, net	—	—	—	—	—	(7,301)	(7,301)
Impairment of goodwill	—	—	—	—	—	(44,963)	(44,963)
Other (expense) income	(1,143)	(659)	(1,739)	472	(1,771)	1,842	71

Total operating expenses	(31,039)	(26,661)	(109,756)	(90,293)	(37,467)	(96,062)	(133,529)

Income (loss) before taxes	30,358	20,905	101,645	44,210	(10,244)	(51,116)	(61,360)
Income tax expense (benefit)	10,666	8,021	36,509	16,833	(3,957)	(21,609)	(25,566)

Net income (loss)	$19,692	$12,884	$65,136	$27,377	$(6,287)	$(29,507)	$(35,794)

Earnings per common share: (2)
Average common shares – basic	28,671,464	28,283,640	28,518,128	28,103,695	28,050,100	28,050,100	28,050,100
Average common shares – diluted	31,406,522	29,059,078	30,116,305	29,165,184	28,050,100	28,050,100	28,050,100
Basic earnings per common share	$0.69	$0.46	$2.28	$0.97	$(0.22)	$(1.05)	$(1.28)
Diluted earnings per common share	$0.63	$0.44	$2.16	$0.94	$(0.22)	$(1.05)	$(1.28)

(1)	Saxon Capital acquired all of the issued and outstanding capital stock of SCI Services, Inc. from Dominion Capital on July 6, 2001.

(2)	Earnings per common share was calculated based upon the assumption that the shares issued as of July 6, 2001 were outstanding for all periods presented.

Three Months Ended March 31, 2004 versus Three Months Ended March 31, 2003

Overview. Net income increased $6.8 million, or 53%, to $19.7 million for the three months ended March 31, 2004, from $12.9 million for the three months ended March 31, 2003. The increase was primarily the result of increased net interest income after provision for mortgage loan losses due to growth in and increased credit quality of our mortgage loan portfolio. This increase was partially offset by a decrease in servicing income, net of amortization and impairment, and an increase in total operating expenses during the first quarter of 2004. We experienced a decline in net interest margin on our mortgage loan portfolio, which is a key driver of our net interest income, for the first quarter of 2004 compared to the first quarter of 2003, largely reflecting a shift in our mortgage loan portfolio to a higher rated credit quality mix and the lower interest rate environment. As a result, we saw lower weighted average coupons on our mortgage loan portfolio. Due to the higher rated credit quality mix, we continue to experience lower delinquencies in the 2002 and 2003 portfolio as compared to the 2001 portfolio. Total delinquencies decreased $122.4 million from December 31, 2003 to March 31, 2004. This trend has benefited our provision for mortgage loan losses. While we charged off $13.4 million during the first quarter of 2004, we provided $3.8 million in provision for mortgage loan losses during the quarter. In addition, lower interest rates caused higher refinance activity, which generated higher prepayment penalty income during the first quarter of 2004 compared with the first quarter of 2003.

Total Net Revenues. Total net revenues increased $13.8 million, or 29%, to $61.4 million for the three months ended March 31, 2004, from $47.6 million for the three months ended March 31, 2003. Our increase in total net revenues was due to: (1) an increase in total net interest income after provision for mortgage loan losses resulting from the continued growth of our owned portfolio; and (2) a decrease in our provision for mortgage loan losses; (3) partially offset by a decrease in servicing income, net of amortization and impairment, resulting from an increase in temporary impairment of our MSRs recorded during the first quarter of 2004. Changes in segment revenues are discussed in detail in the portfolio and servicing segment discussions.

Payroll and Related Expenses. Payroll and related expenses increased $1.3 million, or 9%, to $15.6 million for the three months ended March 31, 2004, from $14.3 million for the three months ended March 31, 2003. Specifically:

•	Salary expense increased $1.3 million, or 12%, to $11.8 million for the three months ended March 31, 2004, from $10.5 million for the three months ended March 31, 2003;

•	Bonus expense increased $0.5 million, or 31%, to $2.1 million for the three months ended March 31, 2004, from $1.6 million for the three months ended March 31, 2003; and

•	Medical and related benefits increased $0.3 million, or 30%, to $1.3 million for the three months ended March 31, 2004, from $1.0 million for the three months ended March 31, 2003.

These amounts primarily increased because of the 7% increase in employees from the first quarter of 2003 to the first quarter of 2004. The increase in salary expense was also attributed to normal merit increases granted year over year. Deferred payroll and related expenses, as they related to direct loan origination costs, increased $1.1 million, or 18%, to $7.2 million for the three months ended March 31, 2004, from $6.1 million for the three months ended March 31, 2003, mainly due to an increase in production during the first quarter of 2004.

We expect payroll and related expenses to continue to increase as we continue to grow our staffing to support further loan production growth and to ensure compliance with REIT qualification rules. We employed 1,176 predominantly full time employees as of March 31, 2004, compared to 1,098 predominantly full time employees as of March 31, 2003.

General and Administrative Expenses. General and administrative expenses increased $1.7 million, or 15%, to $12.8 million for the three months ended March 31, 2004, from $11.1 million for the three months ended March 31, 2003. The following factors contributed to the increase in general and administrative expenses in the first quarter of 2004 compared to the first quarter of 2003:

•	a $0.4 million increase in insurance expense relating to increases in our directors’ and officers’ liability insurance;

•	a $0.3 million increase in sales training and meeting expense incurred in the first quarter of 2004;

•	a $0.2 million increase in advertising expense due to our increased direct marketing efforts;

•	a $0.2 million increase in maintenance agreement expense relating to an increased number of computer systems, a $0.2 million increase in credit report expense, and a $0.2 million increase in taxes and licensing expense; and

•	a $0.2 million increase in professional and consulting services direct expense generally related to increased consulting, legal, and accounting services relating to Sarbanes-Oxley and SEC requirements.

Selected Ratios. As a result of the growth of our mortgage loan portfolio and our total net revenues and our increased efficiencies in our servicing and origination platforms, our efficiency ratio and our operating expenses as a percentage of average assets had the following improvements for the three months ended March 31, 2004 compared to the three months ended March 31, 2003:

Selected Ratios - Three Months Ended March 31, 2004 and 2003

	Three Months Ended March 31,
	2004	2003	% Variance
	(dollars in thousands)
Efficiency ratio	50.6%	56.1%	(9.8)%
Operating expenses as a percentage of average assets	2.3%	2.5%	(8.0)%

Effective Tax Rate. We experienced a 35.1% effective tax rate for the three months ended March 31, 2004, compared to a 38.4% effective tax rate for the three months ended March 31, 2003. On January 1, 2003, we elected REIT status for one of our subsidiaries, which is a captive REIT, and created a $0.9 million net state tax benefit that resulted in a lower effective tax rate for the first quarter of 2004 as compared to the first quarter of 2003. We expect a significant decrease in our future tax expense if we consummate our proposed REIT conversion and we continue to satisfy the requirements for taxation as a REIT going forward.

2003 versus 2002

Overview. Net income increased $37.7 million, or 138%, to $65.1 million for 2003, from $27.4 million in 2002. The increase was primarily the result of growth in our mortgage loan portfolio, partially offset by a decline in net interest margin, and an increase in servicing income, net of amortization and impairment during 2003. The decline in net interest margin largely reflected a shift in our mortgage loan portfolio to a higher rated credit quality mix resulting from significant mortgage refinancing activity, which resulted in a lower weighted average coupon on our mortgage loan portfolio. This trend has benefited our provision for mortgage loan losses. In addition, the higher refinance activity has generated higher prepayment penalty income during 2003 compared with 2002.

Total Net Revenues. Total net revenues increased $76.9 million, or 57%, to $211.4 million for the year ended December 31, 2003, from $134.5 million for the year ended December 31, 2002. Our increase in total net revenues was due to an increase in total net interest income after provision for mortgage loan losses resulting from the continued growth of our owned portfolio and an increase in our servicing income.

Payroll and Related Expenses. Payroll and related expenses increased $4.9 million, or 10%, to $55.3 million for 2003, from $50.4 million for 2002. Specifically, salary expense increased $6.5 million, or 17%, to $44.4 million in 2003, from $37.9 million in 2002; bonus expense increased $0.7 million, or 14%, to $5.8 million in 2003, from $5.1 million in 2002; and commission expense increased $2.3 million, or 14%, to $18.5 million in 2003, from $16.2 million in 2002. These amounts primarily increased because of the 14% increase in average employees to an average of 1,134 employees in 2003, from an average of 996 employees in 2002. The increase in salary expense was also attributed to the accrual of $1.4 million for the FLSA litigation, and the normal merit increases granted for the year. Salary expense was partially offset by a decrease in severance expense of $1.0 million for 2003 as compared to 2002.

Deferred payroll and related expenses increased $7.7 million, or 39%, to $27.7 million in 2003, from $20.0 million in 2002, mainly due to an increase in production and an increase in our net cost to produce during 2003.

We expect payroll and related expenses to continue to increase as we continue to build our staffing to support further loan production growth. We employed 1,188 predominantly full time employees as of December 31, 2003, compared to 1,077 predominantly full time employees as of December 31, 2002, an increase of 10%.

General and Administrative Expenses. General and administrative expenses increased $12.5 million, or 31%, to $52.8 million for 2003, from $40.3 million for 2002. The following factors contributed to the increase in general and administrative expenses in 2003 compared to 2002:

•	a $1.9 million increase in advertising expense, a $0.3 million increase in training expense, and a $0.7 million increase in appraisal and other miscellaneous funding expenses driven by an increase in mortgage loan fundings;

•	a $0.5 million increase in rent expense, a $0.3 million increase in equipment lease expense and maintenance agreement expense, a $0.1 million increase in depreciation expense, and a $0.4 million increase in employee relations, employee training, and various office expenses associated with opening and operating additional retail branches;

•	a $1.2 million increase in insurance expense relating to increases in our directors’ and officers’ liability insurance;

•	a $1.5 million increase in professional and consulting services direct expense generally related to increased consulting, legal and accounting services relating to Sarbanes-Oxley and SEC requirements and services in connection with funding projects and our proposed REIT conversion;

•	a $0.3 million increase in direct expenses related to the completion of our servicing system conversion during 2003; and

•	a $1.0 million increase in litigation expense as a result of the settlement of four lawsuits in 2003.

Selected Ratios. As a result of the growth of our mortgage loan portfolio and our total net revenues and our increased efficiencies in our servicing and origination platforms, our efficiency ratio and our operating expenses as a percentage of average assets had the following improvements in 2003 compared to 2002:

	Year Ended March 31,		Variance %
	2003	2002
	(dollars in thousands)
Efficiency ratio	52%	67%	(22)%
Operating expenses as a percentage of average assets	2.4%	3.0%	(20)%

Business Segment Expenses. Management evaluates segment expenses for its loan production and servicing segments on a per loan basis. Changes in segment costs for the loan production and servicing segments are discussed in detail in “—Business Segment Results” below.

Effective Tax Rate. We experienced a 35.9% effective tax rate for the year ended December 31, 2003, compared to a 38.1% effective tax rate for the year ended December 31, 2002. On January 1, 2003, we elected captive REIT status for one of our subsidiaries, which created a $3.2 million net state tax benefit that resulted in a lower effective tax rate for 2003. We expect a significant decrease in our future tax expense if we consummate our proposed REIT conversion and we continue to satisfy the requirements for taxation as a REIT going forward.

2002 versus 2001

Overview. Net income increased $63.2 million, or 177%, to $27.4 million for 2002, compared to a net loss of $35.8 million for 2001. The increase in net income in 2002 was primarily the result of the change in accounting for our securitizations from gain on sale to portfolio accounting as of July 6, 2001, which resulted in us having more mortgage loans on our consolidated balance sheets, and the decrease in impairment charges relating to our predecessor’s goodwill.

Total Net Revenues. Total net revenues increased $62.3 million, or 86%, to $134.5 million for 2002, from $72.2 million for 2001. The increase in net revenues was primarily attributable to our changes in securitization structure after July 5, 2001. See the discussion of individual net revenue components below.

Payroll and Related Expenses. Payroll and related expenses increased $5.6 million, or 13%, to $50.4 million for 2002, from $44.8 million for 2001. Specifically, salary expense increased $8.1 million, or 27%, to $37.9 million in 2002, from $29.8 million in 2001; commission expense increased $2.6 million, or 19%, to $16.2 million in 2002, from $13.6 million in 2001; and bonus expense increased $1.2 million, or 31%, to $5.1 million in 2002, from $3.9 million in 2001. The increase was primarily due to the increase in employees in 2002 versus 2001, normal merit increases, and a $1.5 million pre-tax severance charge incurred during 2002, an increase of $1.3 million from 2001. The increase was offset by the application of SFAS 91 in 2002 to capitalize a portion of payroll and related expenses as direct costs of loan origination. In 2002, $20.0 million of payroll and related expenses were deferred, compared to $12.9 million in 2001, which represented a 55% increase in deferred expenses during 2002 compared to 2001. The amount of these expenses deferred was attributable to the amount of loans originated throughout the year. In addition, certain members of management received retention bonuses in 2001, which totaled $1.1 million. We employed 1,077 full-time employees as of December 31, 2002, compared to 899 full-time employees as of December 31, 2001, an increase of 20%.

General and Administrative Expenses. General and administrative expenses increased $3.7 million, or 10%, to $40.3 million for 2002, from $36.6 million for 2001. The increase was primarily due to increased costs associated with higher mortgage production, as well as increased costs associated with opening additional retail branches. Increases in general and administrative expenses associated with opening and operating additional retail branches included an increase in rent expense of $0.6 million and an increase in equipment lease expense and maintenance agreement expense of $0.3 million. Marketing expense and insurance expense also increased $1.0 million each during 2002 as compared to 2001.

Impairment of Assets. There was no impairment of goodwill or residual assets for the year ended December 31, 2002 as compared to a goodwill impairment of $45.0 million and a residual asset impairment of $7.3 million for the year ended December 31, 2001. The amount recorded for the year ended December 31, 2001 was primarily related to the impairment of our predecessor’s goodwill in connection with our acquisition of our predecessor’s capital stock on July 6, 2001.

Income Taxes. We recorded income tax expense of $16.8 million for the year ended December 31, 2002 and a tax benefit of $25.6 million for the year ended December 31, 2001, respectively. We experienced a 38.1% effective tax rate for 2002, compared to a 41.7% effective tax benefit rate for 2001. The differences in our effective tax rate were due to the effect of us being part of a consolidated tax group of our predecessor for a part of 2001.

Business Segment Results

	March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(dollars in thousands)
Segment Net Revenues:
Portfolio	$56,505	$39,986	$179,267	$111,579	$43,922
Servicing	4,892	7,580	32,134	22,924	28,247
Wholesale	—	—	—	—	—
Correspondent	—	—	—	—	—
Retail	—	—	—	—	—

Total segment net revenues	$61,397	$47,566	$211,401	$134,503	$72,169

Segment Net Operating Income (Loss):
Portfolio	$54,146	$38,121	$174,299	$98,404	$(17,548)
Servicing(1)	(2,821)	1,621	6,126	2,001	7,879
Wholesale	(8,550)	(8,276)	(32,718)	(28,045)	(24,557)
Correspondent	(3,164)	(2,971)	(12,721)	(8,341)	(11,469)
Retail	(9,253)	(7,590)	(33,341)	(19,809)	(15,665)

Total segment net operating income (loss)	$30,358	$20,905	$101,645	$44,210	$(61,360)

(1)	We include all costs to service mortgage loans within the servicing segment.

We operate our business through five core business segments, portfolio, servicing, wholesale, correspondent, and retail mortgage loan production. The portfolio segment uses our equity capital and borrowed funds to invest in our mortgage loan portfolio, thereby producing net interest income. The servicing segment services loans, seeking to ensure that loans are repaid in accordance with their terms. The wholesale segment purchases and originates non-conforming residential mortgage loans through relationships with various mortgage companies and mortgage brokers. The correspondent segment purchases mortgage loans from correspondent lenders following a complete re-underwriting of each mortgage loan. The retail segment originates non-conforming mortgage loans directly to borrowers through its 27 branch offices.

The wholesale, correspondent, and retail segments collect revenues, such as origination and underwriting fees and other certain non-refundable fees, that are deferred and recognized over the life of the loan as an adjustment to interest income recorded in the portfolio segment. As such, these fees are not included below in the wholesale, correspondent, and retail segments.

In this section, we discuss performance and results of our business segments for the three months ended March 31, 2004 and 2003 and for the years ended December 31, 2003, 2002, and 2001.

Portfolio Segment

	March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(dollars in thousands)
Net Revenues
Interest income	$90,999	$75,255	$333,064	$226,399	$66,295
Interest expense	(33,167)	(26,661)	(123,303)	(87,068)	(34,981)

Net interest income	57,832	48,594	209,761	139,331	31,314
Provision for mortgage loan losses	(3,878)	(8,614)	(33,027)	(28,117)	(20,284)
Net interest income after provision for mortgage loan losses	53,954	39,980	176,734	111,214	11,030
Gain on sale of mortgage assets	2,551	6	2,533	365	32,892

Total net revenues	$56,505	$39,986	$179,267	$111,579	$43,922

We evaluate the performance of our portfolio segment based on total net revenues, or net interest income after provision for mortgage loan losses and gain of sale of mortgage assets, as measures of performance of our portfolio segment. The following discussion highlights changes in our portfolio segment.

Three Months Ended March 31, 2004 versus Three Months Ended March 31, 2003

Interest Income. Interest income increased $15.7 million, or 21%, to $91.0 million for the three months ended March 31, 2004, from $75.3 million for the three months ended March 31, 2003. The increase in interest income was due primarily to: (1) an increase in gross interest income from increases in our mortgage loan portfolio, partially offset by the impact of lower interest rates; (2) an increase in prepayment penalty income resulting from the declining interest rate environment; and (3) a decrease in the amortization of fair value hedges. These increases were partially offset by an increase in amortization of yield adjustments. As shown in the table below, for the three months ended March 31, 2004 as compared to the three months ended March 31, 2003, our interest income increased $19.5 million due to an increase in the size of our mortgage loan portfolio but decreased $3.7 million as a result of a declining interest rate environment.

Rate/Volume Table—Three Months Ended March 31, 2004 versus Three Months Ended March 31, 2003

	Change in Rate	Change in Volume	Total Change in Interest Income
	(dollars in thousands)
Securitized loans	$(2,788)	$18,442	$15,654
Warehouse loans	(317)	1,142	825
Mortgage bonds	(624)	(106)	(730)
Other	—	(5)	(5)

Total	$(3,729)	$19,473	$15,744

The increase in interest income correlates to the growth of our mortgage loan portfolio. The mortgage loan portfolio increased $0.9 billion, or 23%, to $4.9 billion at March 31, 2004, from $4.0 billion at March 31, 2003. However, this growth was offset partially by the 64 basis point decrease in the gross weighted-average coupon rate due to the declining interest rate environment experienced during the first quarter of 2004 and an increase in credit grade in our mortgage loan portfolio. Our weighted-average credit score increased to 611 at March 31, 2004, from 603 at March 31, 2003. We anticipate that our gross interest income will continue to grow as our mortgage loan portfolio grows and as interest rates rise. We also expect that our interest income may increase in 2004 as we originate or purchase lower credit quality loans that typically yield higher interest. See “Business - Mortgage Loan Portfolio.”

Prepayment penalty income increased $2.8 million, or 55%, to $7.9 million for the three months ended March 31, 2004, from $5.1 million for the three months ended March 31, 2003. The declining interest rate environment contributed to the increase in prepayment penalty income earned, since mortgage loan prepayments tend to increase as interest rates decline. We expect that prepayment penalty income may decrease in 2004 if interest rates rise; however, we also expect to generate higher interest income on loans we originate during a rising interest rate environment to offset this decline. Effective July 1, 2003, government regulations related to the Parity Act were amended to restrict the ability of state-chartered mortgage lenders to charge prepayment penalties on certain types of mortgage loans. Management expects that these amendments could reduce our prepayment penalty income in future periods.

Amortization expense of yield adjustments increased $2.1 million, or 43%, to $7.0 million for the three months ended March 31, 2004, from $4.9 million for the three months ended March 31, 2003. This increase was predominantly caused by the amortization related to the yield adjustments on loans originated during 2003 and during the first quarter of 2004, which increased due to the origination and purchase of more mortgage loans. We expect that the amortization of yield adjustments will continue to increase in 2004 due to our anticipated mortgage loan portfolio growth, and that generally our amortization of yield adjustments should increase as our interest income increases. We also expect our amortization of yield adjustments to fluctuate as prepayment speeds fluctuate in the future.

The amortization expense of fair value hedges decreased $0.6 million, or 10%, to $5.6 million for the three months ended March 31, 2004, from $6.2 million for the three months ended March 31, 2003. The amortization of fair value hedges should decline in future years as the existing balance of $40.5 million at March 31, 2004 continues to decrease. We do not expect to use fair value hedges, as we now use cash flow hedging for all future hedging transactions.

The following table presents the average yield on our interest-earning assets for the three months ended March 31, 2004 and 2003, respectively.

	Three Months Ended March 31, 2004			Three Months Ended March 31, 2003
	Average Balance	Interest Income	Average Yield	Average Balance	Interest Income	Average Yield
	(dollars in thousands)
Gross	$4,726,335	$95,647	8.09%	$3,723,306	$81,284	8.73%
Add prepayment penalty income	—	7,909	0.67%	—	5,067	0.54%
Less amortization of yield adjustments (1)	—	(7,000)	(0.59)%	—	(4,897)	(0.53)%
Less amortization of fair value hedges	—	(5,557)	(0.47)%	—	(6,199)	(0.67)%

Total interest-earning assets	$4,726,335	$90,999	7.70%	$3,723,306	$75,255	8.08%

(1)	Yield adjustments include premiums, discounts, net deferred origination costs and nonrefundable fees.

Interest Expense. Interest expense increased $6.5 million, or 24%, to $33.2 million for the three months ended March 31, 2004, from $26.7 million for the three months ended March 31, 2003. The table below presents the total change in interest expense from the three months ended March 31, 2003 to the three months ended March 31, 2004, and the amount of the total change that is attributable to declining interest rates and an increase in our outstanding debt related to an increase in our loan production. As shown in the table below, for the three months ended March 31, 2004 as compared to the three months ended March 31, 2003, our interest expense decreased $1.3 million as a result of a declining interest rate environment and increased $7.8 million due to an increase in our borrowings relating to an increase in our mortgage loan production.

Rate/Volume Table - Three Months Ended March 31, 2004 versus Three Months Ended March 31, 2003

	Change in Rate	Change in Volume	Total Change in Interest Expense
	(dollars in thousands)
Securitization financing	$(1,166)	$7,552	$6,386
Warehouse financing:
Lines of credit	50	(12)	38
Repurchase agreements	(181)	232	51
Other	4	27	31

Total	$(1,293)	$7,799	$6,506

As seen in the table below, the increase in interest expense was primarily related to an increase in the average balance of borrowings of $1.2 billion, or 32%, to $5.0 billion for the three months ended March 31, 2004, from $3.8 billion for the three months ended March 31, 2003, as a result of the growth in our mortgage loan portfolio. This interest expense increase was partially offset by the accretion of yield adjustments for the three months ended March 31, 2004, as well as a decrease in the average yield on interest-bearing liabilities resulting from declining interest rates in the first quarter of 2004. The accretion of yield adjustments increased $0.2 million, or 3%, to $7.5 million for the three months ended March 31, 2004, from $7.3 million for the three months ended March 31, 2003. This was due to increased bond premiums associated with $1.1 billion of bonds issued during 2004 as a result of our mortgage loan securitizations.

The table below presents the average yield on our interest-bearing liabilities for the three months ended March 31, 2004 and 2003, respectively.

	Three Months Ended March 31, 2004			Three Months Ended March 31, 2003
	Average Balance	Interest Expense	Average Yield	Average Balance	Interest Expense	Average Yield
	(dollars in thousands)
Warehouse financing	$72,042	$444	2.44%	$75,715	$475	2.51%
Less compensating balance credits (1)	—	(161)	(0.88)%	—	(231)	(1.22)%

Net warehouse financing	72,042	283	1.56%	75,715	244	1.29%

Repurchase agreements	336,200	1,510	1.78%	287,117	1,459	2.03%
Securitization financing:
Gross	4,546,495	37,478	3.30%	3,412,266	32,146	3.77%
Less accretion of yield adjustments (2)	—	(7,465)	(0.66)%	—	(7,304)	(0.86)%
Add amortization (accretion) of cash flow hedges	—	72	0.01%	—	(1,143)	(0.13)%

Net securitization financing:	4,546,495	30,085	2.65%	3,412,266	23,699	2.78%

Notes payable	25,000	497	8.00%	25,000	493	8.00%
Other expenses	—	792	—	—	766	—

Total interest-bearing liabilities	$4,979,737	$33,167	2.66%	$3,800,098	$26,661	2.81%

(1)	Compensating balance credits represent the amount of credits against interest expense placed on the value of balances held by our financial institutions.

(2)	Yield adjustments include premiums, discounts, bond issuance costs and accumulated other comprehensive income relating to cash flow hedging related to our bonds.

Net Interest Margin. For the three months ended March 31, 2004, our net interest margin was 4.9%, as compared to 5.2% for the three months ended March 31, 2003. We experienced lower interest margin during the first quarter of 2004 as compared to the first quarter of 2003 related to higher weighted average coupon collateral being replaced by lower weighted average coupon collateral, higher prepayment speeds, higher credit quality production, and increased amortization of our yield adjustments. However, we anticipate that net interest margin may stabilize in future periods if interest rates increase, as prepayments may begin to stabilize and decline, and as a result of an increase in higher weighted average coupon production from a somewhat lower credit quality product going forward.

Provision for Mortgage Loan Losses. Provision for mortgage loan losses decreased $4.7 million, or 55%, to $3.9 million for the three months ended March 31, 2004, from $8.6 million for the three months ended March 31, 2003. This decrease is a result of the improved credit quality of our 2002 and 2003 originations, which have directly impacted our delinquency rates resulting in a decrease in delinquencies since December 31, 2003 of $122.4 million. Our mortgage loan portfolio’s weighted average median credit score increased to 611 as of March 31, 2004, from 603 as of March 31, 2003. To the extent our credit mix shifts to a lower rated credit quality mix in the future, we would expect our provisions for mortgage loan losses to increase. We also expect that our future provisions for mortgage loan losses may increase related to delinquent loan balances increasing in the future primarily as a result of the continued aging and growth of our mortgage loan portfolio. We did not make any significant changes in our reserve methodologies or assumptions during the three months ended March 31, 2004 and 2003.

We saw a slight increase in delinquency rates and loan loss experience in our owned mortgage loan portfolio in the first quarter of 2004 as compared to the first quarter of 2003 by year of origination, or vintage, due to the aging and growth of the portfolio. However, relative to past production, as measured as a percentage of the original balance, 2002, 2003, and 2004 delinquency rates are the lowest we have experienced since 1996. We believe this is the result of the credit mix of production we have originated or purchased. Loans with higher credit scores typically have lower frequency of foreclosure and loss, and our weighted average median credit score rose to 611 for the three months ended March 31, 2004, from 603 for the three months ended March 31, 2003. The chart below shows our cumulative losses by vintage.

Also by looking at the portfolio on a static pool basis, or each year’s production over time, we are experiencing an increase in overall losses. This is expected as the portfolio seasons and more foreclosure events occur. However, losses on higher credit production, primarily 2002 and 2003 production, are lower than for 2001 production as losses from production in the earlier years were charged off and replaced with loans of higher credit quality. With rising losses, loss severities have been increasing as well. This is also expected as aged REO properties begin to liquidate, even though property values are presumed to increase. Because loss severities typically increase as the portfolio gets older and refinance activity is expected to decrease, management expects our average loss severities to increase.

The following table sets forth information about the delinquency and loss experience of our owned mortgage loan portfolio.

Delinquency and Loss Experience Of Our Owned Portfolio - March 31, 2004 and 2003

	March 31,
	2004	2003
Total Delinquencies and Loss Experience	Owned Portfolio
	(dollars in thousands)
Total outstanding principal balance (at period end)	$4,918,253	$3,953,056
Delinquency (at period end):
30-59 days:
Principal balance	$208,495	$192,393
Delinquency percentage	4.24%	4.87%
60-89 days:
Principal balance	$56,428	$55,604
Delinquency percentage	1.15%	1.41%
90 days or more:
Principal balance	$46,754	$27,924
Delinquency percentage	0.95%	0.71%
Bankruptcies (1):
Principal balance	$107,873	$66,882
Delinquency percentage	2.19%	1.69%
Foreclosures:
Principal balance	$113,423	$94,069
Delinquency percentage	2.31%	2.38%
Real Estate Owned:
Principal balance	$45,233	$26,924
Delinquency percentage	0.92%	0.68%
Total Seriously Delinquent including real estate owned (2)	6.98%	6.39%
Total Seriously Delinquent excluding real estate owned	6.06%	5.71%
Net losses on liquidated loans – trust basis (3) (4)	$10,381	$5,854
Charge-offs (4) (5)	$13,350	$6,282
Percentage of trust basis losses on liquidated loans (4) (6)	0.84%	0.59%
Percentage of charge-offs on liquidated loans (4) (6)	1.09%	0.64%
Loss severity on liquidated loans (4) (7)	38.53%	33.08%

(1)	Bankruptcies include both non-performing and performing loans in which the related borrower is in bankruptcy. Amounts included for contractually current bankruptcies for the owned portfolio for March 31, 2004 and 2003 are $22,363 and $14,573, respectively.

(2)	Seriously delinquent is defined as loans that are 60 or more days delinquent, foreclosed, REO, or held by a borrower who has declared bankruptcy and is 60 or more days contractually delinquent.

(3)	Net losses on liquidated loans for our portfolio exclude losses of $5.9 million relating to sales of delinquent called loans purchased at a discount and certain recoveries during the first quarter of 2004.

(4)	Amounts are for the three months ended March 31, 2004 and 2003, respectively.

(5)	Charge-offs represent the losses recognized in our financial statements in accordance with GAAP. See reconciliation of trust to charge-offs below.

(6)	Annualized.

(7)	Loss severity is defined as the total loss amount divided by the actual unpaid principal balance at the time of liquidation. Total loss amounts include all accrued interest and interest advances, fees, principal balances, all costs of liquidating and all other servicing advances for taxes, property insurance, and other servicing costs incurred and invoiced to us within 90 days following the liquidation date.

A reconciliation between trust losses and charge-offs is provided below.

Reconciliation of Trust Losses and Charge-offs For the Three Months Ended March 31, 2004 and 2003

	For the Three Months Ended March 31,
	2004	2003
	(dollars in thousands)
Losses - trust basis	$10,381	$5,854
Loan transfers to real estate owned	10,963	3,791
Realized losses on real estate owned	(9,013)	(3,871)
Timing differences between trust and financial	294	958
Loss from delinquent loan sale applied to reserve	359	—
Basis adjustments applied against loss	—	(41)
Interest not advanced on warehouse	(43)	(303)
Other	409	(106)

Charge-offs (1)	$13,350	$6,282

(1)	Charge-offs represent the losses recognized in our financial statements in accordance with GAAP.

2003 versus 2002

Interest Income. Interest income increased $106.7 million, or 47%, to $333.1 million for 2003, from $226.4 million for 2002. The increase in interest income was due primarily to an increase in gross interest income from increases in loan production, partially offset by the impact of lower interest rates, and an increase in prepayment penalty income resulting from the declining interest rate environment. These increases were partially offset by an increase in amortization of basis adjustments and fair value hedges. As shown in the table below, for the year ended December 31, 2003 as compared to the year ended December 31, 2002, our interest income decreased $27.0 million as a result of a declining interest rate environment and increased $133.7 million due to an increase in our mortgage loan production.

Rate/Volume Table – 2003 versus 2002

Change from Year Ended December 31, 2002 to December 31, 2003	Change in Rate	Change in Volume	Total Change in Interest Income
	(dollars in thousands)
Securitized loans	$(21,325)	$131,153	$109,828
Warehouse loans	(3,716)	834	(2,882)
Mortgage bonds	(1,958)	1,669	(289)
Other	—	8	8

Total	$(26,999)	$133,664	$106,665

The growth in interest income correlates to the expansion of our mortgage loan portfolio. The mortgage loan portfolio increased $1.1 billion, or 31%, to $4.7 billion at December 31, 2003, from $3.6 billion at December 31, 2002. However, this growth was offset partially by the 64 basis point decrease in the gross weighted-average coupon due to the declining interest rate environment experienced during 2003 and an increase in credit grade in our mortgage loan portfolio. New production for the year ended December 31, 2003 had a weighted average coupon rate of 7.7% as compared to loans being removed from our portfolio at 9.0%. Our weighted-average credit score increased to 610 at December 31, 2003, from 600 at December 31, 2002. The credit scores ranged from 300 to 900.

Prepayment penalty income increased $19.3 million, or 160%, to $31.6 million for 2003, from $12.3 million for 2002. The declining interest rate environment in 2003 contributed to the increase in prepayment penalty income earned, since mortgage loan prepayments tend to increase as interest rates decline. Amortization expense of yield adjustments increased $14.1 million, or 114%, to $26.5 million for 2003, from $12.4 million for 2002. This increase was predominantly caused by the amortization related to the yield adjustments on loans originated during 2003, which increased due to the origination and purchase of more mortgage loans.

The amortization expense of fair value hedges increased $20.7 million, or 357%, to $26.5 million for 2003, from $5.8 million in 2002. This resulted from a higher balance of fair value hedges in 2003 compared to 2002 because the loss on our fair value hedges increased significantly in 2002 compared to 2001. During 2002, we had used a combination of swaps and Eurodollar futures to manage the interest rate risk inherent in financing our mortgage loan portfolio. The market value of these instruments can be volatile and cause cash outlays in the event of declining rates, as seen in 2002. This increase in loss resulted in a higher balance of fair value hedges to amortize during 2003

The following table presents the average yield on our interest-earning assets for the years ended December 31, 2003 and 2002, respectively.

Interest Income Yield Analysis – 2003 versus 2002

	Year Ended December 31, 2003			Year Ended December 31, 2002
	Average Balance	Interest Income	Average Yield	Average Balance	Interest Income	Average Yield
	(dollars in thousands)
Gross	$4,214,186	$354,529	8.41%	$2,566,292	$232,350	9.05%
Add prepayment penalty income(1)	—	31,560	0.75%	—	12,336	0.48%
Less amortization of yield adjustments(2)	—	(26,495)	(0.63)%	—	(12,447)	(0.49)%
Less amortization of fair value hedges	—	(26,530)	(0.63)%	—	(5,840)	(0.23)%

Total interest-earning assets	$4,214,186	$333,064	7.90%	$2,566,292	$226,399	8.81%

(1)	Previously we recorded prepayment penalty income as a component of net servicing income. We have reclassified prepayment penalty income earned on our owned portfolio to interest income for all periods presented.

(2)	Yield adjustments include premiums, discounts, net deferred origination costs and nonrefundable fees.

Interest Expense. Interest expense increased $36.2 million, or 42%, to $123.3 million for 2003, from $87.1 million for 2002. The table below presents the total change in interest expense from December 31, 2002 to 2003, and the amount of the total change that was attributable to changes in interest rates and an increase in our outstanding debt related to an increase in our loan production.

As shown in the table below, for the year ended December 31, 2003 as compared to 2002, our interest expense decreased $12.4 million as a result of a declining interest rate environment and increased $48.6 million due to an increase in our borrowings relating to an increase in our mortgage loan production.

Rate/Volume Table – 2003 versus 2002

Change from Year Ended December 31, 2002 to December 31, 2003	Change in Rate	Change in Volume	Total Change in Interest Expense
	(dollars in thousands)
Securitization financing	$(10,780)	$47,991	$37,211
Warehouse financing:
Lines of credit	(125)	206	81
Repurchase agreements	(1,446)	(311)	(1,757)
Other	—	700	700

Total	$(12,351)	$48,586	$36,235

As shown in the table below, the increase was primarily related to the average balance of borrowings increasing $1.7 billion, or 65%, to $4.3 billion for the year ended December 31, 2003, from $2.6 billion for the year ended December 31, 2002 , as a result of the growth in our mortgage loan portfolio. This interest expense increase was partially offset by the accretion of basis adjustments for the year ended December 31, 2003, as well as a decrease in the average yield on interest-bearing liabilities resulting from declining interest rates in 2003. The accretion of basis adjustments increased $14.7 million, or 83%, to $32.4 million in 2003, from $17.7 million in 2002. This was due to increased bond premiums associated with $2.4 billion of bonds issued during 2003 as a result of our mortgage loan securitizations. The table below presents the average yield on our interest-bearing liabilities for the years ended December 31, 2003 and 2002, respectively.

Interest Expense Yield Analysis – 2003 versus 2002

	Year Ended December 31, 2003			Year Ended December 31, 2002
	Average Balance	Interest Expense	Average Yield	Average Balance	Interest Expense	Average Yield
	(dollars in thousands)
Warehouse financing	$75,621	$1,901	2.51%	$60,845	$1,888	3.10%
Less compensating balance credits(1)	—	(891)	(1.17)%	—	(965)	(1.58)%

Net warehouse financing	75,621	1,010	1.34%	60,845	923	1.52%

Repurchase agreements	263,320	5,012	1.90%	276,634	6,733	2.43%
Securitization financing:
Gross	3,937,608	142,365	3.62%	2,279,536	93,293	4.09%
Less accretion of basis adjustments(2)	—	(32,381)	(0.82)%	—	(17,707)	(0.78)%
Add amortization (accretion) of cash flow hedges	—	1,431	0.03%	—	(1,382)	(0.05)%

Net securitization financing:	3,937,608	111,415	2.83%	2,279,536	74,204	3.26%

Notes payable	25,000	2,000	8.00%	25,000	2,000	8.00%
Other expenses	—	3,866	—	—	3,208	—

Total interest-bearing liabilities	$4,301,549	$123,303	2.87%	$2,642,015	$87,068	3.30%

(1)	Compensating balance credits represent the amount of credits against interest expense placed on the value of balances held by our financial institutions.

(2)	Basis adjustments include premiums, discounts, bond issuance costs and accumulated other comprehensive income relating to cash flow hedging related to our bonds.

Net Interest Margin. For the year ended December 31, 2003, our net interest margin was 5.0%, as compared to 5.4% for the year ended December 31, 2002. We experienced lower interest margin during 2003 compared to 2002 related to higher weighted average coupon collateral being replaced by lower weighted average coupon collateral, higher prepayments speeds, higher credit quality production, and increased amortization of our hedge positions.

Provision for Mortgage Loan Losses. Provision for mortgage loan losses increased $4.9 million, or 17.0%, to $33.0 million for the year ended December 31, 2003, from $28.1 million for the year ended December 31, 2002. This increase was a result of an increase in delinquent loan balances due to the aged portion of our mortgage loan portfolio. However, our provision for mortgage loan losses did not increase at the same rate as our mortgage loan portfolio due to the improved credit quality of our new originations, which directly impacted our delinquency rates. Our mortgage loan portfolio’s weighted average median credit score increased to 610 as of December 31, 2003, from 600 as of December 31, 2002. We did not make any significant changes in our reserve methodologies or assumptions during the years ended December 31, 2003 and 2002.

We saw a slight increase in delinquency rates and loan loss experience in our owned mortgage loan portfolio in 2003 by vintage, due to the aging and growth of the portfolio. However, relative to past production, as measured as a percentage of the original balance, 2002 and 2003 delinquency rates are the lowest we have experienced since 1996. We believe this is the result of the credit mix of production we have originated. As we move to higher interest rate, lower credit grade products, however, delinquencies can be expected to increase. The chart below shows our cumulative losses by vintage as well as our cumulative losses for our total owned portfolio, which is referred to as Total SCI in the chart below.

The following table sets forth information about the delinquency and loss experience of our owned mortgage loan portfolio.

Delinquency and Loss Experience Of Our Owned Portfolio – 2003, 2002, and 2001

	December 31,
	2003	2002	2001(1)
Total Delinquencies and Loss Experience	Owned Portfolio
	(dollars in thousands)
Total outstanding principal balance (at period end)	$4,665,770	$3,505,255	$1,665,060
Delinquency (at period end):
30-59 days:
Principal balance	$295,754	$209,600	$133,261
Delinquency percentage	6.34%	5.98%	8.00%
60-89 days:
Principal balance	$68,019	$68,263	$22,202
Delinquency percentage	1.46%	1.95%	1.33%
90 days or more:
Principal balance	$43,773	$37,685	$9,153
Delinquency percentage	0.94%	1.08%	0.55%
Bankruptcies(2):
Principal balance	$94,524	$55,339	$7,332
Delinquency percentage	2.03%	1.58%	0.44%
Foreclosures:
Principal balance	$134,654	$78,910	$24,308
Delinquency percentage	2.89%	2.25%	1.46%
Real Estate Owned:
Principal balance	$37,896	$22,878	$3,578
Delinquency percentage	0.81%	0.65%	0.21%
Total Seriously Delinquent including real estate owned(3)	7.69%	7.06%	3.81%
Total Seriously Delinquent excluding real estate owned	6.88%	6.41%	3.59%
Net losses on liquidated loans – trust basis(4) (5)	$27,766	$8,844	$20
Charge-offs(5) (6)	$30,914	$14,097	$1,315
Percentage of trust basis losses on liquidated loans	0.60%	0.18%	—
Loss severity on liquidated loans(7)	34.31%	24.75%	4.79%

(1)	We began structuring our securitizations as financing transactions beginning July 6, 2001; therefore, there were no portfolio balances before July 6, 2001.

(2)	Bankruptcies include both non-performing and performing loans in which the related borrower is in bankruptcy. Amounts included for contractually current bankruptcies for the owned portfolio for December 31, 2003, 2002, and 2001 are $15,171, $12,361, and $2,656, respectively.

(3)	Seriously delinquent is defined as loans that are 60 or more days delinquent, foreclosed, REO, or held by a borrower who has declared bankruptcy and is 60 or more days contractually delinquent.

(4)	Net losses on liquidated loans for our portfolio exclude losses of $12.6 million relating to sales of delinquent called loans purchased at a discount and certain recoveries during 2002.

(5)	Amounts are for the year ended December 31, 2003, 2002, and 2001, respectively.

(6)	Charge-offs represent the losses recognized in our financial statements in accordance with GAAP. See reconciliation of trust to charge-offs below.

(7)	Loss severity is defined as the total loss amount divided by the actual unpaid principal balance at the time of liquidation. Total loss amounts include all accrued interest and interest advances, fees, principal balances, all costs of liquidating and all other servicing advances for taxes, property insurance, and other servicing costs incurred and invoiced to us within 90 days following the liquidation date.

A reconciliation between trust losses and charge-offs is provided below.

Reconciliation of Trust Losses and Charge-offs – 2003, 2002, and 2001

	For the Years Ended December 31,
	2003	2002	2001
	(dollars in thousands)
Losses – trust basis	$27,766	$8,844	$20
Loan transfers to real estate owned	23,218	8,861	893
Realized losses on real estate owned	(21,372)	(7,255)	—
Timing differences between trust and financial	2,395	598	—
Loss from delinquent loan sale applied to reserve	250	1,368	685
Basis adjustments applied against loss	(279)	—	—
Interest not advanced on warehouse	(693)	—	—
Other	(371)	1,681	(283)

Charge-offs(1)	$30,914	$14,097	$1,315

(1)	Charge-offs represent the losses recognized in our financial statements in accordance with GAAP.

2002 versus 2001

Interest Income. Interest income increased $160.1 million, or 241%, to $226.4 million for 2002, from $66.3 million for 2001. The increase in interest income was due primarily from a result of our changes in securitization structure as of July 6, 2001, which requires portfolio accounting, and which resulted in us having more mortgage loans on our consolidated balance sheets. As shown in the table below, for the year ended December 31, 2002 as compared to 2001, our interest income decreased $5.3 million as a result of a declining interest rate environment and increased $165.4 million due to an increase in our mortgage loan production.

Rate/Volume Table – 2002 versus 2001

Change from Year Ended December 31, 2001 to December 31, 2002	Change in Rate	Change in Volume	Total Change in Interest Income
	(dollars in thousands)
Securitized loans	$(881)	$156,103	$155,222
Warehouse loans	(4,414)	5,715	1,301
Mortgage bonds	—	1,659	1,659
Residuals	—	1,909	1,909
Other	—	13	13

Total	$(5,295)	$165,399	$160,104

The amortization expense of fair value hedges increased $5.8 million, or 100%, for 2002 as compared to 2001. We began to experience significant losses on our fair value hedges in 2002. During 2002, we used a combination of swaps and Eurodollar futures to manage the interest rate risk inherent in financing our portfolio. The market value of these instruments can be volatile and cause cash outlays in the event of declining rates, as seen in 2002. The table below presents the average yield on our interest-earning assets for the years ended December 31, 2002 and 2001, respectively.

Interest Income Yield Analysis – 2002 versus 2001

	Year Ended December 31, 2002			Year Ended December 31, 2001
	Average Balance	Interest Income	Average Yield	Average Balance	Interest Income	Average Yield
	(dollars in thousands)
Gross loans	$2,566,292	$232,350	9.05%	$733,297	$68,870	9.39%
Add prepayment penalty income (1)	—	12,336	0.48%	—	636	0.09%
Less amortization of yield adjustments(2)	—	(12,447)	(0.49)%	—	(1,301)	(0.18)%
Less amortization of fair value hedges	—	(5,840)	(0.23)%	—	—	—
Other	—	—	—	—	(1,910)	—

Total interest-earning assets	$2,566,292	$226,399	8.82%	$733,297	$66,295	9.04%

(1)	Previously we recorded prepayment penalty income as a component of net servicing income. We have reclassified prepayment penalty income earned on our owned portfolio to interest income for all periods presented.

(2)	Yield adjustments include premiums, discounts, net deferred origination costs and nonrefundable fees.

Interest Expense. Interest expense increased $52.1 million, or 149%, to $87.1 million for the year ended December 31, 2002, from $35.0 million for the year ended December 31, 2001. As shown in the table below, for 2002 as compared to 2001, our interest expense increased $61.9 million due to an increase in our borrowings relating to an increase in our mortgage loan production but decreased $9.8 million as a result of a declining interest rate environment.

Rate/Volume Table – 2002 versus 2001

Change from Year Ended December 31, 2001 to December 31, 2002	Change in Rate	Change in Volume	Total Change in Interest Expense
	(dollars in thousands)
Securitization financing	$(2,528)	$59,733	$57,205
Warehouse financing:
Lines of credit	89	173	262
Repurchase agreements	(8,426)	4,115	(4,311)
Note payable	1,027	(3,672)	(2,645)
Other	—	1,576	1,576

Total	$(9,838)	$61,925	$52,087

The increase in interest expense was primarily related to our changes in securitization structure, which requires portfolio accounting, and which resulted in us having more debt on our consolidated balance sheets. As seen in the table below, primarily, gross interest expense on bonds increased $73.5 million, partially offset by the accretion of basis adjustments, which increased $14.9 million, as well as a decrease in the average yield on interest-bearing liabilities resulting from declining interest rates in 2002. We also saw a decrease in interest expense of $2.6 million from 2001 to 2002 due to a line of credit with Dominion that we had in 2001. The table below presents the average yield on our interest-bearing liabilities for the years ended December 31, 2002 and 2001, respectively.

Interest Expense Yield Analysis – 2002 versus 2001

	Year Ended December 31, 2002			Year Ended December 31, 2001
	Average Balance	Interest Expense	Average Yield	Average Balance	Interest Expense	Average Yield
	(dollars in thousands)
Warehouse financing	$60,845	$1,888	3.10%	$48,972	$2,009	4.10%
Less compensating balance credits(1)	—	(965)	(1.58)%	—	(1,348)	(2.75)%

Net warehouse financing	60,845	923	1.52%	48,972	661	1.35%

Repurchase agreements	276,634	6,733	2.43%	182,594	11,044	6.05%
Securitization financing:
Gross	2,279,536	93,293	4.09%	453,339	19,767	4.36%
Less accretion of basis adjustments(2)	—	(17,707)	(0.78)%	—	(2,768)	(0.61)%
Less accretion of cash flow hedges	—	(1,382)	(0.05)%	—	—	—

Net securitization financing:	2,279,536	74,204	3.26%	453,339	16,999	3.75%

Notes payable	25,000	2,000	8.00%	73,858	4,650	6.30%
Other expenses	—	3,208	—	—	1,627	—

Total interest-bearing liabilities	$2,642,015	$87,068	3.30%	$758,763	$34,981	4.61%

(1)	Compensating balance credits represent the amount of credits against interest expense placed on the value of balances held by our financial institutions.

(2)	Basis adjustments include deferred issuance costs and premiums and discounts on bonds.

Net Interest Margin. For the year ended December 31, 2002, our net interest margin was 5.4%, as compared to 4.3% for the year ended December 31, 2001. This increase was primarily due to declining short-term interest rates. This caused our borrowing costs to decline at a faster rate than our interest earning assets. In addition, the amount of prepayment penalties collected during 2002 increased due to an increase in refinancing activity.

Provision for Mortgage Loan Losses. Provision for mortgage loan losses increased $7.8 million, or 38%, to $28.1 million for the year ended December 31, 2002, from $20.3 million for the year ended December 31, 2001. The increase was a result of our changes in securitization structure during July 2001 and our use of portfolio accounting for the full year 2002, which resulted in us having more mortgage loans on our consolidated balance sheets. Beginning in April 2002, we began utilizing the results of an enhanced version of our roll rate analysis that includes prepayment assumptions. We did not make any other significant changes in our reserve methodologies or assumptions during the year ended December 31, 2002.

Gain on Sale of Mortgage Assets. Gain on sale of mortgage assets decreased $32.5 million, or 99%, to $0.4 million for the year ended December 31, 2002, from $32.9 million for the year ended December 31, 2001. This decrease was attributable to our changes in securitization structure after July 5, 2001, at which time we ceased recording a gain at the time of securitization and began recording interest income and loan loss provision over the life of our mortgage loans. The gain on sale of mortgage assets recorded during the year ended December 31, 2002 was related to a cash sale of mortgage assets and not a securitization.

Servicing Segment

	March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(dollars in thousands)
Net Revenues
Gross servicing income	$10,929	$9,565	$39,260	$38,154	$42,806
Prepayment penalty income(1)	—	—	—	—	8,454
Amortization and impairment	(6,037)	(1,985)	(7,126)	(15,230)	(23,013)

Servicing income, net of amortization and impairment	$4,892	$7,580	$32,134	$22,924	$28,247

(1)	Includes prepayment penalty income earned on the residual assets we owned prior to our divestiture. Previously we recorded prepayment penalty income as a component of net servicing income. We have reclassified prepayment penalty income earned on our owned portfolio to interest income for all periods presented.

We evaluate the performance of our servicing segment based on servicing income, net of amortization and impairment, cost to service a loan, and delinquency levels as measures of the performance of the segment. We believe these measures assist investors by allowing them to evaluate performance of our servicing segment. The following discussion highlights changes in our servicing segment.

Three Months Ended March 31, 2004 versus Three Months Ended March 31, 2003

Servicing Income, Net of Amortization and Impairment. Servicing income, net of amortization and impairment, decreased $2.7 million, or 36%, to $4.9 million for the three months ended March 31, 2004, from $7.6 million for the three months ended March 31, 2003. The increase in gross servicing income of $1.4 million was primarily the result of a higher average total servicing portfolio for the three months ended March 31, 2004 due to the continued growth in our owned portfolio as well as the acquisition of additional third party servicing. This increase was offset by an increase of $4.1 million of amortization and impairment expense of MSRs for the three months ended March 31, 2004 as compared to the three months ended March 31, 2003. The increase in MSR amortization was due to increased servicing acquisitions and the use of discounted projected net servicing income as a prospective change in estimate in the first quarter of 2004, which further accelerates amortization expense and is more consistent with the underlying methods used to determine fair value. The increase in the MSR impairment was due to a temporary impairment of $2.8 million. We expect our servicing income, net of amortization and impairment, to increase as we grow our third party servicing portfolio. Information relating to our servicing income is shown in the table below:

Servicing Income For the Three Months Ended March 31, 2004 versus the Three Months Ended March 31, 2003

	Three Months Ended March 31,
	2004	2003	% Variance
	(dollars in thousands)
Average third party servicing portfolio	$5,221,358	$4,256,083	23%
Average owned portfolio	$4,792,012	$3,729,156	29%
Average total servicing portfolio	$10,013,370	$7,985,238	25%
Gross servicing income	$10,929	$9,566	14%
Amortization and impairment	$6,037	$1,986	204%
Servicing fees - third party portfolio (1) (2)	57	68
Amortization - third party portfolio(1)	25	14
Impairment - third party portfolio (1)	21	5
Other servicing income – total servicing portfolio (1)(3)	14	12
Servicing income – total servicing portfolio (1)	44	48

(1)	Annualized and in basis points.

(2)	Includes master servicing fees.

(3)	Includes primarily late fees, electronic processing fees, and tax service fee expense. Ancillary fees are collected and recorded within other servicing income for both the third party portfolio as well as the owned portfolio.

2003 versus 2002

Servicing Income, Net of Amortization and Impairment. Servicing income, net of amortization and impairment, increased $9.2 million, or 40%, to $32.1 million for 2003, from $22.9 million for 2002. The increase in gross servicing income of $1.1 million was primarily the result of a higher average total servicing portfolio for the year ended December 31, 2003 due to the continued growth in our owned portfolio as well as the acquisition of additional third party servicing. We also experienced a decrease of $8.1 million of amortization and impairment expense of MSRs for the year ended December 31, 2003 as compared to the year ended December 31, 2002. In 2003, we began using a third party source to determine our anticipated future cash flows in order to calculate amortization. The decrease in MSR amortization was due to the aging of the associated third party loan portfolio as well as the timing of our acquisition of new purchases during 2003, while the decrease in the MSR impairment was due to the expectation that prepayment speeds will decrease in 2004. Information relating to our servicing income is shown in the table below:

Servicing Income - 2003 versus 2002

	Year Ended December 31,		% Variance
	2003	2002
	(dollars in thousands)
Average third party servicing portfolio	$4,652,029	$4,444,150	5%
Average owned portfolio	$4,085,513	$2,521,282	62%
Average total servicing portfolio	$8,737,542	$6,965,432	25%
Gross servicing income	$39,260	$38,154	3%
Amortization and impairment(1)	$7,126	$15,230	(53)%
Servicing fees - third party portfolio(2) (3)	59	61
Amortization and impairment - third party portfolio(1)(2)	15	34
Other servicing income – total servicing portfolio(2)(4)	13	16
Servicing income – total servicing portfolio(2)	45	55

(1)	Includes amortization of MSRs.

(2)	Annualized and in basis points.

(3)	Includes master servicing fees.

(4)	Includes primarily late fees, electronic processing fees, and tax service fee expense. Ancillary fees are collected and recorded within other servicing income for both the third party portfolio as well as the owned portfolio.

2002 versus 2001

Servicing Income, Net of Amortization and Impairment. Servicing income, net of amortization and impairment decreased $5.3 million, or 19%, to $22.9 million for 2002, from $28.2 million for 2001. The increase was primarily due to a decrease of $7.4 million of amortization expense for the year ended December 31, 2002 as compared to the year ended December 31, 2001, offset by a decrease of prepayment penalty income for third party loans of $8.5 million, an impairment charge during 2002 of $1.8 million and decreased servicing income of $2.5 million. Information relating to the servicing income is shown in the table below:

Servicing Income - 2002 versus 2001

	Year Ended December 31,		% Variance
	2002	2001
	(dollars in thousands)
Average third party servicing portfolio	$4,444,150	$5,203,296	(15)%
Average owned portfolio	$2,521,282	$768,654	228%
Average total servicing portfolio	$6,965,432	$5,971,951	17%
Gross servicing income	$38,154	$40,686	(6)%
Prepayment penalty income(1)	—	$8,454	(100)%
Amortization and impairment(2)	$15,230	$20,893	(27)%
Servicing fees - third party portfolio(3) (4)	61	58
Amortization and impairment - third party portfolio(2)(3)	34	40
Prepayment penalty income - third party portfolio(3)	—	16
Other servicing income – total servicing portfolio(3)(5)	16	18
Servicing income – total servicing portfolio(3)	55	68

(1)	Includes prepayment penalty income earned on the residual assets we owned prior to our divestiture. Previously we recorded prepayment penalty income as a component of net servicing income. We have reclassified prepayment penalty income earned on our owned portfolio to interest income for all periods presented.

(2)	Includes amortization of MSRs, and before our divestiture, amortization of prepayment penalties since Dominion retained the related residual assets.

(3)	Annualized and in basis points.

(4)	Includes master servicing fees.

(5)	Includes primarily late fees, electronic processing fees, and tax service fee expense. Ancillary fees are collected and recorded within other servicing income for both the third party portfolio as well as the owned portfolio.

Our Mortgage Loan Servicing Portfolio

In addition to servicing mortgage loans that we originate or purchase, we service mortgage loans for other lenders and investors. For the three months ended March 31, 2004, we purchased the rights to service $569.3 million of mortgage loans. For the year ended December 31, 2003, we purchased the rights to service $3.3 billion in mortgage loans. Our servicing agreements generally provide that our servicing rights may be terminated upon the occurrence of certain events, generally if delinquencies or losses on the pool of loans in a particular securitization exceed prescribed levels at any time. For eleven third party loan pools for which we have servicing rights, delinquencies and losses exceeded the prescribed levels as of April 30, 2004. If the level of delinquencies or losses is not reduced, our servicing rights may be subject to termination, in the event of a vote to do so by the holders of a majority of the bondholders’ and other beneficial interests in the related securitization. At the present time, management does not expect any such vote to occur or to be proposed.

Our loan servicing portfolio as of March 31, 2004 is summarized below:

	Number of Loans	Principal Balance	Percent of Total	Average Loan Balance
	(dollars in thousands)
Owned Portfolio:
Saxon Capital, Inc. (1)	37,322	$4,918,253	49%	$132
Third Party Servicing:
Greenwich Capital, Inc.	22,395	$3,739,288		$167
Dominion Capital (2)	14,135	1,070,753		76
Credit Suisse First Boston	2,900	332,987		115
Dynex Capital, Inc.	513	49,716		97
Fannie Mae	233	5,294		23
Various government entities and other investors	365	10,925		30

Total third party servicing	40,541	$5,208,963	51%	$128

Total	77,863	$10,127,216		$130

(1)	Includes loans we originated and purchased from July 6, 2001 to March 31, 2004.

(2)	Includes loans securitized by SCI Services, Inc. from May 1996 to July 5, 2001.

Our loan servicing portfolio as of December 31, 2003 is summarized below:

	Number of Loans	Principal Balance	Average Loan Balance
	(dollars in thousands)
Saxon Capital, Inc.(1)	35,056	$4,665,770	$133
Greenwich Capital, Inc.	20,217	3,342,800	165
Dominion Capital(2)	17,800	1,358,506	76
Credit Suisse First Boston	3,301	388,791	118
Dynex Capital, Inc.	567	54,922	97
Fannie Mae	251	5,679	23
Various government entities and other investors	749	83,055	111

Total	77,941	$9,899,523	$127

(1)	Includes loans we originated and purchased from July 6, 2001 to December 31, 2003.

(2)	Includes loans securitized by SCI Services, Inc. from May 1996 to July 5, 2001.

Our mortgage loan servicing portfolio, including loans recorded on the condensed consolidated balance sheets, increased $0.2 billion, or 2%, to $10.1 billion at March 31, 2004, from $9.9 billion at December 31, 2003. The increase was due primarily to the origination and purchase of $0.8 billion of mortgage loans during the first quarter of 2004 and the acquisition of servicing rights related to $0.6 billion of mortgage loans owned by non-affiliated companies during the first quarter of 2004, partially offset by decreases caused by prepayments and losses totaling $1.0 billion. Our mortgage loan servicing portfolio, including loans recorded on the consolidated balance sheets, increased $2.3 billion, or 30%, to $9.9 billion at December 31, 2003, from $7.6 billion at December 31, 2002. The increase was due primarily to the origination and purchase of $2.8 billion of mortgage loans during 2003 and the acquisition of servicing rights related to $3.3 billion of mortgage loans owned by non-affiliated companies during 2003, partially offset by decreases caused by prepayments and losses totaling $3.5 billion. Our mortgage loan servicing portfolio, including loans recorded on the consolidated balance sheets, increased $1.2 billion, or 19%, to $7.6 billion at December 31, 2002, from $6.4 billion at December 31, 2001. The increase was due primarily to the origination and purchase of $2.5 billion of mortgage loans during the year ended December 31, 2002, the acquisition of servicing rights related to $1.1 billion of mortgage loans owned by non-affiliated companies during the year ended December 31, 2002, offset by decreases caused by prepayments and losses totaling $2.7 billion.

We believe we can increase our servicing portfolio because competition in the non-conforming mortgage loan industry has been adversely affected by limited access to capital, lower than anticipated performance of seasoned portfolios, and industry consolidation. Competitors with limited access to capital have shifted their operations to selling loans, along with the related servicing rights, or have entered into strategic alliances with investment banks to increase their liquidity and access to the capital markets. This has resulted in an increasing number of asset-backed securities being issued by entities that do not perform servicing which is presenting opportunities for us to increase the size of our portfolio of loans serviced for third parties. During the first quarter of 2004, we committed to purchase an additional $1.6 billion in third party servicing rights through the second quarter 2004, of which $1.1 billion was purchased in April 2004 for $8.0 million.

Effective July 1, 2003, government regulations related to the Parity Act were amended to restrict the ability of state-chartered mortgage lenders to charge prepayment penalties on certain types of mortgage loans. Management expects that these amendments will reduce our prepayment penalty income in future periods.

We include all costs to service mortgage loans within the servicing segment. We maintained a consistent cost to service of 26 basis points for the first quarter of 2004 and for the first quarter of 2003. We reduced our cost to service to 26 basis points for the fourth quarter of 2003, from 32 basis points for the fourth quarter of 2002 due to an increase in our overall servicing portfolio and credit quality of the owned portfolio, as well as a continued investment in technology and training. Our cost to service had increased to 32 basis points during the fourth quarter of 2002 due to our preparations for a servicing system conversion, which was completed during the third quarter of 2003.

Our Delinquency and Loss Experience – Total Servicing Portfolio

We experienced a decline in seriously delinquent accounts for our total servicing portfolio to 7.93% for the first quarter of 2004, from 9.82% for the first quarter of 2003. We experienced a decline in seriously delinquent accounts for our total servicing portfolio to 9% in 2003, from 12% in 2001. This was mainly a result of the higher credit quality of new production since 2001 as well as our additional third party purchases since 2002. Higher delinquencies on our third party servicing portfolio will negatively impact our servicing income and the fair value of our MSRs, and cause us to pay more in servicing advances. The following tables set forth information about the delinquency and loss experience of the mortgage loans we service (which are primarily loans we have originated or purchased and have been or will be securitized for the periods indicated).

	December 31,
	2003	2002	2001(1)
Total Delinquencies and Loss Experience(1)	Total Servicing Portfolio
	(dollars in thousands)
Total outstanding principal balance (at period end)	$9,899,523	$7,575,560	$6,483,482
Delinquency (at period end):
30-59 days:
Principal balance	$605,980	$504,229	$648,986
Delinquency percentage	6.12%	6.66%	10.01%
60-89 days:
Principal balance	$138,253	$160,058	$126,723
Delinquency percentage	1.40%	2.11%	1.95%
90 days or more:
Principal balance	$96,388	$110,260	$78,121
Delinquency percentage	0.97%	1.46%	1.20%
Bankruptcies(2):
Principal balance	$300,282	$277,447	$215,213
Delinquency percentage	3.03%	3.66%	3.32%
Foreclosures:
Principal balance	$298,658	$245,069	$277,742
Delinquency percentage	3.02%	3.23%	4.28%
Real estate owned:
Principal balance	$107,202	$118,960	$116,252
Delinquency percentage	1.08%	1.57%	1.79%
Total seriously delinquent including real estate owned(3)	8.89%	11.25%	11.95%
Total seriously delinquent excluding real estate owned	7.81%	9.68%	10.15%
Net losses on liquidated loans – trust basis(4)	$107,646	$113,389	$81,363
Percentage of trust basis losses on liquidated loans	1.09%	1.50%	1.28%
Loss severity on liquidated loans(5)	42.03%	38.81%	37.10%

(1)	Includes all loans we service.

(2)	Bankruptcies include both non-performing and performing loans in which the related borrower is in bankruptcy. Amounts included for contractually current bankruptcies for the total servicing portfolio for March 31, 2004 and 2003 are $53,137 and $53,290, respectively, and for December 31, 2003, 2002, and 2001 are $43,655, $46,591, $31,641, respectively.

(3)	Seriously delinquent is defined as loans that are 60 or more days delinquent, foreclosed, REO, or held by a borrower who has declared bankruptcy and is 60 or more days contractually delinquent.

(4)	Amounts are for the three months ended March 31, 2004 and 2003, respectively, and for the year ended December 31, 2003, 2002, and 2001, respectively.

(5)	Net losses on liquidated loans exclude losses of $5.9 million relating to sales of delinquent called loans purchased at a discount and certain recoveries during the first quarter of 2004.

(6)	Annualized.

(7)	Loss severity is defined as the total loss amount divided by the actual unpaid principal balance at the time of liquidation. Total loss amounts include all accrued interest and interest advances, fees, principal balances, all costs of liquidating and all other servicing advances for taxes, property insurance, and other servicing costs incurred and invoiced to us within 90 days following the liquidation date.

Delinquency by Credit Grade by Year Funded(1)(2)

	Percentage 60+ Days Delinquent(3)
Year	Original Balance	Balance Outstanding	Percentage of Original Remaining	A+/A	A-	B	C	D	Total	Cumulative Loss Percentage(4)	Loss Severity(5)
	(dollars in thousands)
1996	$741,645	$19,730	2.7%	7.83%	5.40%	—	39.56%	—	6.92%	1.92%	31.45%
1997	$1,769,538	$80,432	4.5%	3.02%	8.76%	9.08%	6.62%	10.41%	6.99%	3.16%	38.59%
1998	$2,084,718	$191,952	9.2%	10.24%	14.82%	20.80%	24.10%	34.38%	15.28%	3.71%	39.75%
1999	$2,381,387	$399,326	16.8%	12.90%	23.02%	29.91%	38.41%	40.12%	24.44%	4.23%	41.35%
2000	$2,078,637	$430,853	20.7%	17.41%	26.69%	34.18%	40.79%	47.93%	29.46%	4.09%	40.76%
2001	$2,364,234	$717,926	30.4%	11.84%	25.52%	30.20%	38.43%	42.13%	22.39%	2.26%	36.75%
2002	$2,484,074	$1,234,594	49.7%	6.38%	14.62%	20.07%	23.58%	28.65%	10.80%	0.44%	29.13%
2003	$2,842,942	$2,287,032	80.4%	1.72%	4.66%	5.64%	8.38%	10.16%	3.00%	0.03%	17.15%
2004	$778,734	$487,064	62.5%	0.26%	—	0.45%	—	—	0.16%	—	—

(1)	Includes loans originated by us and our predecessor

(2)	As of March 31, 2004.

(3)	The letter grade applied to each risk classification reflects our internal standards and does not necessarily correspond to classifications used by other mortgage lenders.

(4)	Includes securitization losses and losses incurred from loan repurchases, delinquent loan sales, and unsecuritized loans.

(5)	Loss severity is defined as the total loss amount divided by the actual unpaid principal balance at the time of liquidation. Total loss amounts include all accrued interest and interest advances, fees, principal balances, all costs of liquidating and all other servicing advances for taxes, property insurance, and other servicing costs incurred and invoiced to us within 90 days following the liquidation date.

Mortgage Loan Production Segments

We evaluate the performance of our mortgage loan production segments based on production levels and net cost to produce as measures of the performance of those segments. We believe the characteristics and level of mortgage loan production and related cost to produce assists investors by allowing them to evaluate performance of our mortgage loan production segments. The following discussion highlights changes in our mortgage loan production segments.

Wholesale Segment

Three Months Ended March 31, 2004 versus Three Months Ended March 31, 2003

For the three months ended March 31, 2004, wholesale loan production increased $26.5 million, or 10%, over the three months ended March 31, 2003. This favorable production trend was primarily the result of a lower interest rate environment quarter to quarter, a change in management in the wholesale segment that took place in the first quarter of 2003, and a change in our pricing methodology to become more competitive and gain market share. Over the same period, our weighted average median credit scores increased slightly, to 629 for the three months ended March 31, 2004, from 627 for the three months ended March 31, 2003. During sustained periods of falling interest rates, sub-prime mortgage brokers focus their marketing efforts on refinancing higher credit quality borrowers. While the demand is high, the average coupon rate on loans for these borrowers is substantially lower. We have seen an increase in our application volume quarter to quarter, and expect that this will result in increased production in the future. In 2004, we expect our resulting credit mix to be similar to what we experienced in 2002, at which time 22% of our total production had credit scores higher than 651. We have also experienced declines in our percentage of our production with prepayment penalties, primarily related to amended government regulations, and we expect this trend to continue.

The following table sets forth selected information about our wholesale loan production for the three months ended March 31, 2004 and 2003:

	For the Three Months Ended March 31,
	2004	2003	Variance
	(dollars in thousands)
Loan production	$301,206	$274,724	9.64%
Average principal balance per loan	$167	$151	10.60%
Number of loans originated	1,807	1,819	(0.66)%
Combined weighted average initial loan to value (LTV)	81.11%	78.99%	2.68%
Percentage of first mortgage loans owner occupied	91.61%	91.00%	0.67%
Percentage with prepayment penalty	74.65%	73.40%	1.70%
Weighted average median credit score (1)	629	627	2 points
Percentage fixed rate mortgages	25.17%	30.73%	(18.09)%
Percentage adjustable rate mortgages	74.83%	69.27%	8.03%
Weighted average interest rate:
Fixed rate mortgages	7.74%	8.37%	(7.53)%
Adjustable rate mortgages	6.82%	7.70%	(11.43)%
Gross margin – adjustable rate mortgages (2)	5.10%	5.22%	(2.30)%
Average number of account executives	131	128	2.34%
Volume per account executive	$2,299	$2,146	7.13%
Loans originated per account executive	14	14	—

(1)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.

(2)	The gross margin is the amount added to the applicable index rate, subject to rate caps and limits, to determine the interest rate.

The following table highlights the net cost to produce loans for our wholesale segment for the three months ended March 31, 2004 and 2003:

	For the Three Month Ended March 31, 2004			For the Three Months Ended March 31, 2003
	Incurred	Deferred	Recognized	Incurred	Deferred	Recognized
Fees collected (1)	(32)	32	—	(35)	35	—
General and administrative production costs (1)(2)	249	(103)	146	279	(88)	191
Premium paid (1)	111	(111)	—	83	(83)	—

Net cost to produce (1)	328	(182)	146	327	(136)	191

Net cost per loan (dollars in 000)	$5.5			$4.9

(1)	In basis points.

(2)	Excludes corporate overhead costs. Includes depreciation and amortization expense.

For the three months ended March 31, 2004, our net cost to produce increased 1 basis point, or 0.3%, from the three months ended March 31, 2003. During the first quarter of 2004, we experienced a reduction in our collected fees from levels achieved in the first quarter of 2003. This reduction was due mainly to higher credit quality loan production. During 2004, we expect our collected fees to stabilize at 2003 levels. We saw an increase in the premiums we pay to mortgage brokers during the first quarter of 2004. During the first quarter of 2004 as compared to the first quarter of 2003, our general and administrative production costs decreased by 2%, which was primarily due to reduced commission expense and reduced severance costs as well as increases in our average loan size. We experienced an increase in our net cost per loan during the first quarter of 2004 compared to the first quarter of 2003, mainly due to an increase in the amount of premiums paid on a per loan basis. We have several initiatives planned to further improve our operating efficiencies and anticipate a modest reduction in net cost to produce loans for the wholesale segment in 2004.

2003 versus 2002 versus 2001

In 2003, wholesale loan production increased $140 million, or 14%, over 2002 and $209 million, or 22%, over 2001 loan production. This favorable production trend was primarily the result of a declining interest rate environment, improved employee training and hiring practices, and operational and technological process enhancements. Over the same three-year period, our weighted average median credit scores increased significantly, to 634 in 2003, from 588 in 2001 and we experienced a significant increase in the percentage of our production related to higher credit grade borrowers; specifically, production with credit scores higher than 651 increased to 39% in 2003, from 17% in 2001.

The following table sets forth selected information about our wholesale loan production for the years ended December 31, 2003, 2002, and 2001:

	For the Year Ended December 31,
	2003	2002	2001	Variance 2001 –2003
	(dollars in thousands)
Loan production	$1,174,573	$1,034,278	$965,387	21.67%
Average principal balance per loan	$148	$142	$107	38.32%
Number of loans originated	7,946	7,284	9,022	(11.93)%
Combined weighted average initial LTV	80.03%	79.26%	79.47%	0.70%
Percentage of first mortgage loans owner occupied	89.53%	92.87%	94.86%	(5.62)%
Percentage with prepayment penalty	73.31%	78.64%	82.38%	(11.01)%
Weighted average median credit score(1)	634	605	588	46 points
Percentage fixed rate mortgages	27.98%	21.58%	37.81%	(26.00)%
Percentage adjustable rate mortgages	72.02%	78.42%	62.19%	15.81%
Weighted average interest rate:
Fixed rate mortgages	8.36%	9.12%	10.40%	(19.62)%
Adjustable rate mortgages	7.39%	8.70%	9.94%	(25.65)%
Gross margin – adjustable rate mortgages(2)	4.94%	5.25%	5.65%	(12.57)%
Average number of account executives	132	121	106	24.53%
Volume per account executive	$8,898	$8,548	$9,107	(2.29)%
Loans originated per account executive	60	60	85	(29.41)%

(1)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.

(2)	The gross margin is the amount added to the applicable index rate, subject to rate caps and limits, to determine the interest rate.

The following table highlights the net cost to produce loans for our wholesale segment for the years ended December 31, 2003, 2002 and 2001:

	For the Year Ended December 31, 2003			For the Year Ended December 31, 2002			For the Year Ended December 31, 2001
	Incurred	Deferred	Recognized	Incurred	Deferred	Recognized	Incurred	Deferred	Recognized
Fees collected(1)	(34)	34	—	(41)	41	—	(44)	44	—
General and administrative production costs (1)(2)	250	(90)	160	274	(106)	168	245	(103)	142
Premium paid(1)	88	(88)	—	95	(95)	—	122	(122)	—

Net cost to produce(1)	304	(144)	160	328	(160)	168	323	(181)	142

Net cost per loan ($ in 000)	$4.5			$4.7			$3.4

(1)	In basis points.

(2)	Excludes corporate overhead costs. Includes depreciation and amortization expense.

In 2003, our net cost to produce decreased 24 basis points, or 7%, from 2002 and 19 basis points, or 6%, from 2001. During 2002 and 2003, we experienced a reduction in our collected fees from levels achieved in 2001. This reduction was due mainly to higher credit quality loan production. Over the last three-year period, we also saw a reduction in the premiums we paid to mortgage brokers. During 2003, our general and administrative production costs decreased by 9%, primarily due to gained operating efficiencies and increases in our average loan size. We have experienced an increase in our net cost per loan since 2001, mainly due to a decrease in the number of mortgage loans originated from 9,022 loans originated in 2001 to 7,946 loans originated in 2003.

Correspondent Segment

Over the past three years, we have seen a steady decline in the volume of our bulk purchases, which are purchases of loans in which our correspondent lenders close the loans and hold them until they have a pool of loans ready to be sold at one time. Our bulk prices include a review of each loan for conformity to our underwriting guidelines prior to purchasing the pool. The decreasing rate environment brought a number of new investors into the bulk market, which increased competition and caused pricing to escalate to levels which would not provide us an adequate return on our investment in the bulk market. We maintained our pricing discipline in the bulk market and, therefore, concentrated our efforts on increasing our volume of purchases from correspondent lenders on an individual flow basis, which means that we re-underwrite and review the collateral for each loan we purchase from our correspondent lenders on an individual basis. If pricing competition lessens and the bulk market becomes more economical for us, we may choose to increase our bulk volume going forward.

Three Months Ended March 31, 2004 versus Three Months Ended March 31, 2003

For the three months ended March 31, 2004, correspondent bulk loan production decreased $81.9 million, or 71%, compared to the three months ended March 31, 2003, primarily due to a single transaction for $79.1 million during the first quarter of 2003, which was a significantly larger transaction than normal, due to the unique circumstances of the seller.

The following table sets forth selected information about loans purchased by our correspondent segment through bulk delivery for the three months ended March 31, 2004 and 2003:

	For the Three Months Ended March 31,
	2004	2003	Variance
	(dollars in thousands)
Loan production – bulk	$32,720	$114,574	(71.44)%
Average principal balance per loan	$160	$137	16.79%
Number of loans originated	204	836	(75.60)%
Combined weighted average initial LTV	78.88%	82.85%	(4.79)%
Percentage of first mortgage loans owner occupied	98.92%	96.87%	2.12%
Percentage with prepayment penalty	84.98%	92.64%	(8.27)%
Weighted average median credit score (1)	593	567	26 points
Percentage fixed rate mortgages	21.10%	18.16%	16.19%
Percentage adjustable rate mortgages	78.90%	81.84%	(3.59)%
Weighted average interest rate:
Fixed rate mortgages	7.66%	8.80%	(12.95)%
Adjustable rate mortgages	7.65%	8.63%	(11.36)%
Gross margin – adjustable rate mortgages (2)	6.33%	6.51%	(2.76)%

(1)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.

(2)	The gross margin is the amount added to the applicable index rate, subject to rate caps and limits, to determine the interest rate.

For the three months ended March 31, 2004, correspondent flow loan production decreased $31.5 million, or 22%, over the three months ended March 31, 2003. This unfavorable production trend was primarily attributable to market conditions and increased pricing competition in the first quarter of 2004; however, we have begun to see improving trends in correspondent flow loan production. Over the same period, our weighted average median credit scores increased, to 615 for the three months ended March 31, 2004, from 604 for the three months ended March 31, 2003; however, we experienced declines in our average loan size and in our average coupon rate. We also saw declines in our percentage of our production with prepayment penalties, primarily related to amended government regulations, and we expect this trend to continue.

The following table sets forth selected information about loans purchased by our correspondent segment through flow delivery for the three months ended March 31, 2004 and 2003:

	For the Three Months Ended March 31,
	2004	2003	Variance
	(dollars in thousands)
Loan production – flow	$111,006	$142,460	(22.08)%
Average principal balance per loan	$151	$164	(7.93)%
Number of loans originated	734	869	(15.54)%
Combined weighted average initial LTV	80.25%	77.69%	3.30%
Percentage of first mortgage loans owner occupied	93.48%	94.56%	(1.14)%
Percentage with prepayment penalty	70.95%	83.51%	(15.04)%
Weighted average median credit score (1)	615	604	11 points
Percentage fixed rate mortgages	29.35%	32.15%	(8.71)%
Percentage adjustable rate mortgages	70.65%	67.85%	4.13%
Weighted average interest rate:
Fixed rate mortgages	7.98%	8.10%	(1.48)%
Adjustable rate mortgages	7.47%	8.10%	(7.78)%
Gross margin – adjustable rate mortgages (2)	4.79%	5.15%	(6.99)%

(1)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.

(2)	The gross margin is the amount added to the applicable index rate, subject to rate caps and limits, to determine the interest rate.

The following table sets forth selected information about our sales representatives in our correspondent segment for the three months ended March 31, 2004 and 2003:

	For the Three Months Ended March 31,
	2004	2003	Variance
	(dollars in thousands)
Loan production – bulk	$32,720	$114,574	(71.44)%
Loan production – flow	$111,006	$142,460	(22.08)%
Total loan production	$143,726	$257,034	(44.08)%
Number of loans originated	938	1,705	(44.99)%
Average number of sales representatives	8	6	33.33%
Volume per sales representative	$17,966	$28,559	(37.09)%
Loan production per sales representative	117	189	(38.10)%

The following table highlights the net cost to produce loans for our correspondent segment for the three months ended March 31, 2004 and 2003:

	For the Three Months Ended March 31, 2004			For the Three Months Ended March 31, 2003
	Incurred	Deferred	Recognized	Incurred	Deferred	Recognized
Fees collected (1)	(9)	9	—	(6)	6	—
General and administrative production costs (1)(2)	130	—	130	75	—	75
Premium paid (1)	285	(285)	—	346	(346)	—

Net cost to produce (1)	406	(276)	130	415	(340)	75

Net cost per loan (dollars in 000)	$6.2			$6.3

(1)	In basis points.

(2)	Excludes corporate overhead costs. Includes depreciation expense.

For the three months ended March 31, 2004, our net cost to produce decreased 9 basis points, or 2%, from the three months ended March 31, 2003. General and administrative expenses were higher due to the additional staffing in the first quarter of 2004; however these increases were offset due to our commission expense being lower related to decreased production levels. We also experienced a decrease in premiums paid in the first quarter of 2004 compared to the first quarter of 2003. As we move forward, our goal is to reduce our net cost to produce and our net cost per loan.

2003 versus 2002 versus 2001

The following table sets forth selected information about loans purchased by our correspondent segment through bulk delivery for the years ended December 31, 2003, 2002, and 2001:

	For the Year Ended December 31,			Variance 2001 - 2003
	2003	2002	2001
	(dollars in thousands)
Loan production – bulk	$205,372	$234,349	$564,569	(63.62)%
Average principal balance per loan	$142	$133	$110	29.09%
Number of loans originated	1,443	1,762	5,132	(71.88)%
Combined weighted average initial LTV	81.18%	79.33%	76.65%	5.91%
Percentage of first mortgage loans owner occupied	96.64%	94.74%	94.07%	2.73%
Percentage with prepayment penalty	92.13%	94.41%	84.80%	8.64%
Weighted average median credit score(1)	571	585	589	(18 points )
Percentage fixed rate mortgages	22.48%	21.79%	37.66%	(40.31)%
Percentage adjustable rate mortgages	77.52%	78.21%	62.34%	24.35%
Weighted average interest rate:
Fixed rate mortgages	8.43%	9.10%	10.21%	(17.43)%
Adjustable rate mortgages	8.46%	9.13%	10.16%	(16.73)%
Gross margin – adjustable rate mortgages(2)	6.62%	7.08%	6.53%	1.38%

(1)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.

(2)	The gross margin is the amount added to the applicable index rate, subject to rate caps and limits, to determine the interest rate.

Although the decreasing interest rate environment over the past few years has positively impacted our flow volume, there are two other key components related to the growth of our correspondent business, namely sales staff expansion and an increased customer base. As we approached 2001 and started to concentrate efforts on flow production, it was important to grow our sales staff in an effort to capture more customers and market share. As of January 2003, we began training future sales reps by hiring Internal Account Managers in our corporate office to assist our current sales staff. Since December 31, 2003, we have increased our sales staff by 33%, which provides us with more market coverage and which we expect will result in the expansion of our customer base. The increase in our customer base in 2002 and 2003 was a main contributor to our volume growth.

The following table sets forth selected information about loans purchased by our correspondent segment through flow delivery for the years ended December 31, 2003, 2002 and 2001:

	For the Year Ended December 31,			Variance 2001 - 2003
	2003	2002	2001
	(dollars in thousands)
Loan production – flow	$700,340	$380,939	$355,758	96.86%
Average principal balance per loan	$158	$143	$125	26.40%
Number of loans originated	4,446	2,664	2,846	56.22%
Combined weighted average initial LTV	78.82%	75.72%	72.56%	8.63%
Percentage of first mortgage loans owner occupied	94.15%	95.58%	97.03%	(2.97)%
Percentage with prepayment penalty	79.26%	84.98%	86.76%	(8.64)%
Weighted average median credit score(1)	606	600	607	(1 point )
Percentage fixed rate mortgages	30.64%	35.42%	59.47%	(48.48)%
Percentage adjustable rate mortgages	69.36%	64.58%	40.53%	71.13%
Weighted average interest rate:
Fixed rate mortgages	8.06%	8.98%	9.74%	(17.25)%
Adjustable rate mortgages	7.92%	9.10%	9.96%	(20.48)%
Gross margin – adjustable rate mortgages(2)	5.00%	5.34%	5.51%	(9.26)%

(1)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.

(2)	The gross margin is the amount added to the applicable index rate, subject to rate caps and limits, to determine the interest rate.

The following table sets forth selected information about our sales representatives in our correspondent segment for the year ended December 31, 2003, 2002 and 2001:

	For the Year Ended December 31,			Variance 2001 - 2003
	2003	2002	2001
	(dollars in thousands)
Loan production – bulk	$205,372	$234,349	$564,569	(63.62)%
Loan production – flow	$700,340	$380,939	$355,758	96.86%
Total loan production	$905,712	$615,288	$920,327	(1.59)%
Number of loans originated	5,889	4,426	7,978	(26.18)%
Average number of sales representatives	6	6	6	—
Volume per sales representative	$150,952	$102,548	$153,388	(1.59)%
Loan production per sales representative	982	738	1,330	(26.17)%

The following table highlights the net cost to produce loans for our correspondent segment for the years ended December 31, 2003, 2002, and 2001:

	For the Year Ended December 31, 2003			For the Year Ended December 31, 2002			For the Year Ended December 31, 2001
	Incurred	Deferred	Recognized	Incurred	Deferred	Recognized	Incurred	Deferred	Recognized
Fees collected (1)	(8)	8	—	(7)	7	—	(5)	5	—
General and administrative production costs (1)(2)	88	—	88	94	—	94	65	—	65
Premium paid(1)	294	(294)	—	308	(308)	—	305	(305)	—

Net cost to produce(1)	374	(286)	88	395	(301)	94	365	(300)	65

Net cost per loan ($ in 000)	$5.7			$5.5			$4.2

(1)	In basis points.

(2)	Excludes corporate overhead costs. Includes depreciation expense.

In 2002, our net cost to produce increased due to a decline in bulk volume. In 2003, our net cost to produce decreased as our production levels increased. Although volume grew substantially over 2002 and 2003, we limited our additional expenses and were able to grow with minimal staff additions. Our net cost per loan increased from 2001 to 2003, mainly due to a decrease in the number of mortgage loans originated from 7,978 loans originated in 2001 to 5,889 loans originated in 2003. As we move forward, our goal is to reduce our net cost to produce and our net cost per loan.

Retail Segment

Three Months Ended March 31, 2004 versus Three Months Ended March 31, 2003

Retail originations during the three months ended March 31, 2004 increased 8% over the three months ended March 31, 2003. This favorable production trend, which we expect to continue, was primarily the result of a lower interest rate environment, the addition of new retail branches since the first quarter of 2003, and the result of changing our pricing methodology to become more competitive and gain market share. Over the same period, our weighted average median credit scores decreased to 616 for the three months ended March 31, 2004, from 624 for the three months ended March 31, 2003, and our weighted average interest rates experienced declines during the first quarter of 2004 due to the declining interest rate environment. We expect a decrease in the turnover rates of our sales force in 2004 and our performance metrics per loan officer to improve. The REIT conversion is unlikely to affect these positions because most of the reorganization required by the REIT conversion is likely to occur at the corporate shared services level, which historically has experienced low levels of turnover. We expect the change in the credit mix during the fourth quarter of 2003 for the retail segment to begin to positively impact our net interest income during 2004. We conduct direct marketing activities to increase the amount of A minus customers into the local branch network; however, the market efforts can take six to twelve months to generate loan volume. We also experienced declines in the percentage of our production with prepayment penalties, primarily related to amended government regulations, and we expect this trend to continue.

The following table sets forth selected information about our retail loan originations for the three months ended March 31, 2004 and 2003:

	For the Three Months Ended March 31,
	2004	2003	Variance
	(dollars in thousands)
Loan originations	$197,511	$182,345	8.32%
Average principal balance per loan	$122	$132	(7.58)%
Number of loans originated	1,624	1,381	17.60%
Combined weighted average initial LTV	80.11%	79.56%	0.69%
Percentage of first mortgage loans owner occupied	95.98%	94.81%	1.23%
Percentage with prepayment penalty	64.80%	71.30%	(9.12)%
Weighted average median credit score (1)	616	624	(8 points )
Percentage fixed rate mortgages	59.50%	65.67%	(9.40)%
Percentage adjustable rate mortgages	40.50%	34.33%	17.97%
Weighted average interest rate:
Fixed rate mortgages	6.96%	7.35%	(5.31)%
Adjustable rate mortgages	7.27%	7.60%	(4.34)%
Gross margin – adjustable rate mortgages (2)	5.50%	5.84%	(5.82)%
Average number of loan officers	239	217	10.14%
Volume per loan officer	$826	$840	(1.67)%
Loans originated per loan officer	7	6	16.67%

(1)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.

(2)	The gross margin is the amount added to the applicable index rate, subject to rate caps and limits, to determine the interest rate.

The following table highlights the net cost to produce loans for our retail segment for the three months ended March 31, 2004 and 2003:

	For the Three Months Ended March 31, 2004			For the Three Months Ended March 31, 2003
	Incurred	Deferred	Recognized	Incurred	Deferred	Recognized
Fees collected (1)	(247)	247	—	(231)	231	—
General and administrative production costs (1)(2)	604	(205)	399	537	(173)	364

Net cost to produce (1)	357	42	399	306	58	364

Net cost per loan (dollars in 000)	$4.3			$4.1

(1)	In basis points.

(2)	Excludes corporate overhead costs. Includes depreciation expense.

Our net cost to produce increased during the first quarter of 2004 mainly due to branch personnel turnover and higher general and administrative costs, which was partially offset by higher fees collected as a result of lower credit quality production. Commission expense was higher due to increased production for the three months ended March 31, 2004 as compared to the three months ended March 31, 2003. General and administrative expenses were also higher as a result of operating additional retail branches during the first quarter of 2004 as compared to the first quarter of 2003. However, these additional branches have not produced a sufficient level of volume to increase our cost efficiency of branch network and lower our cost to originate. We expect production to be enhanced by the stabilization in our technology system we implemented in 2003, which in turn will reverse and lower our cost to produce.

2003 versus 2002 versus 2001

Retail originations during 2003 increased 18% compared to 2002 and 70% compared to 2001. We did see however, our volume decline 18% and 23% in the third and fourth quarter of 2003, respectively, from our record second quarter of 2003 volume level. The main reasons for our volume decline were employee turnover, new system rollouts and our change in marketing strategy. The retail segment lost two regional directors of sales and 17 branch managers during 2003. The turnover was also high in the loan officer ranks, with turnover peaking in the third quarter and dropping in the fourth quarter. Turnover negatively affects the segment because we incur the costs of training and recruiting new loan officers. Volume also declined in the third and fourth quarter due to management’s decision to shift its marketing strategy away from the internet driven A plus business towards marketing via direct mail and self-generated leads to borrowers with lower credit ratings.

The following table sets forth selected information about our retail loan originations for the years ended December 31, 2003, 2002, and 2001:

	For the Year Ended December 31,			Variance 2001 - 2003
	2003	2002	2001
	(dollars in thousands)
Loan originations	$762,657	$645,949	$447,522	70.42%
Average principal balance per loan	$130	$127	$117	11.11%
Number of loans originated	5,865	5,086	3,825	53.33%
Combined weighted average initial LTV	79.11%	79.47%	78.04%	1.37%
Percentage of first mortgage loans owner occupied	94.33%	95.85%	97.82%	(3.57)%
Percentage with prepayment penalty	63.31%	76.07%	81.59%	(22.40)%
Weighted average median credit score(1)	617	615	611	6 points
Percentage fixed rate mortgages	59.51%	57.28%	67.02%	(11.21)%
Percentage adjustable rate mortgages	43.49%	42.72%	32.98%	31.87%
Weighted average interest rate:
Fixed rate mortgages	7.31%	8.16%	8.98%	(18.60)%
Adjustable rate mortgages	7.55%	8.31%	9.26%	(18.47)%
Gross margin – adjustable rate mortgages(2)	5.66%	5.70%	5.57%	1.62%
Average number of loan officers	231	174	129	79.07%
Volume per loan officer	$3,302	$3,712	$3,469	(4.81)%
Loans originated per loan officer	25	29	30	(16.67)%

(1)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.

(2)	The gross margin is the amount added to the applicable index rate, subject to rate caps and limits, to determine the interest rate.

The following table highlights the net cost to produce loans for our retail segment for the year ended December 31, 2003, 2002, and 2001:

	For the Year Ended December 31, 2003			For the Year Ended December 31, 2002			For the Year Ended December 31, 2001
	Incurred	Deferred	Recognized	Incurred	Deferred	Recognized	Incurred	Deferred	Recognized
Fees collected(1)	(222)	222	—	(247)	247	—	(255)	255	—
General and administrative production costs (1)(2)	559	(182)	377	492	(140)	352	492	(154)	338

Net cost to produce(1)	337	40	377	245	107	352	237	101	338

Net cost per loan (dollars in 000)	$4.4			$3.1			$2.8

(1)	In basis points.

(2)	Excludes corporate overhead costs. Includes depreciation expense.

Our net cost to produce increased in 2003 mainly due to branch personnel turnover, lower volume levels, and reduced origination fees collected relating to a higher credit quality production. General and administrative expenses were also higher as a result of operating additional retail branches during 2003. These additional branches did not produce a sufficient level of volume to increase our cost efficiency of branch network. Increased marketing costs also contributed to higher general and administrative expenses, as we refined our marketing messages to pursue more traditional cash-out refinance business as opposed to rate or term refinancing. In addition, we also incurred costs associated with the deployment of new information technology. We saw a decline in volume upon implementation of the new information technology because training and implementation efforts took longer than anticipated.

Financial Condition

March 31, 2004 versus December 31, 2003

Mortgage Loan Portfolio, Net. Our mortgage loan portfolio, net increased $0.2 billion, or 4%, to $4.9 billion at March 31, 2004, from $4.7 billion at December 31, 2003. This increase was the result of the origination and purchase of $0.7 billion of mortgage loans during the three months ended March 31, 2004, due to the continued favorable interest rate environment, offset by principal payments of $0.4 billion and loan sales of $0.1 billion. We expect that our mortgage loan portfolio will continue to grow as we continue to originate and purchase mortgage loans; however we anticipate the growth rate will be slower due to more seasoned mortgage loans paying off. A detailed discussion of our portfolio characteristics is discussed in “Business - Mortgage Loan Portfolio.”

Allowance for Loan Loss. The allowance for loan loss decreased $9.6 million, or 22%, to $33.8 million at March 31, 2004, from $43.4 million at December 31, 2003. This decrease was due to charge-offs of $13.4 million from primarily our 2001 and early 2002 securitizations, which were provided for in previous periods, coupled with lower required provisions being made during the first quarter of 2004 as a result of the higher credit rating of a majority of our 2002 production as well as our 2003 and 2004 production. We expect our allowance for loan loss may increase in 2004 as we increase our lower credit quality loan production.

Restricted Cash. Restricted cash increased to $470.3 million at March 31, 2004, from $1.3 million at December 31, 2003. This was primarily the result of the SAST 2004-1 securitization prefunding in the first quarter of 2004.

MSRs. MSRs decreased $2.3 million, or 6%, to $39.0 million at March 31, 2004, from $41.3 million at December 31, 2003. This decrease was primarily due to a temporary impairment of $2.8 million. Additionally, the amortization of servicing rights was $3.3 million during the three months ended March 31, 2004, which was higher quarter to quarter due to our additional servicing acquisitions and the use of discounted projected net servicing income as a prospective change in estimate which further accelerates amortization expense and is more consistent with the underlying methods used to determine fair value. The decrease was partially offset by purchases of $3.8 million of rights to service $569.3 million of mortgage loans during the three months ended March 31, 2004. We have strategically positioned ourselves to take advantage of the increased supply of servicing assets in the marketplace and have been able to purchase servicing assets at what we believe to be favorable prices. We anticipate that the demand for non-conforming servicing will continue and that we will continue to purchase servicing rights in the future, which would increase our net servicing income. During the first quarter of 2004, we committed to purchase an additional $1.6 billion in third party servicing rights through the second quarter of 2004, of which $1.1 billion was purchased in April 2004 for $8.0 million.

Servicing Related Advances. Servicing related advances decreased $7.8 million, or 8%, to $90.8 million at March 31, 2004, from $98.6 million at December 31, 2003. The decrease was primarily due to the effects of lower delinquencies experienced. As delinquencies decrease, we generally have to make fewer servicing related advances as more loans are paying as scheduled. If we originate and purchase loans with a lower credit grade in 2004, our delinquencies may rise; and therefore, our servicing related advances may also increase.

Trustee Receivables. Trustee receivables increased $15.2 million, or 20%, to $89.8 million at March 31, 2004, from $74.6 million at December 31, 2003. The increase was primarily due to the completion of a securitization during the first quarter of 2004. Our trustee receivable balance increased at a greater rate than our mortgage loan portfolio balance during 2003, primarily due to more loans paying as scheduled due to lower delinquency rates. On each payment date, the trust distributes SAST securitization loan payments to their related bondholders. These loan payments are collected by the trust between cut-off dates, which is typically the 17th of each month. Therefore, all principal payments received after the cut-off date are recorded as a trustee receivable on our condensed consolidated balance sheet. The trustee retains these principal payments until the following payment date. As we continue to securitize mortgage loans, we anticipate our trustee receivable balance to increase.

Other Assets. Other assets decreased $12.2 million, or 15%, to $67.8 million at March 31, 2004, from $80.0 million at December 31, 2003. The decrease was primarily the result of a decrease in the fair value of our hedging instruments of $5.8 million. We also received full payment on four classes of mortgage bonds within the three SAST bonds called during the first quarter of 2004, which resulted in a decrease of $3.3 million. Additionally, our current tax receivable decreased $5.2 million from $19.6 million at December 31, 2003 to $14.4 million as a result of income taxes due for first quarter earnings. These decreases were partially offset by an increase in prepaid expenses of $2.3 million.

Warehouse Financing. Warehouse financing decreased $1.6 million, or 0.4%, to $426.4 million at March 31, 2004, from $428.0 million at December 31, 2003. We expect our warehouse financing to continue to fluctuate from one reporting period to the next as a result of the timing of our securitizations and to generally increase in proportion to the increase in our mortgage loan production.

Securitization Financing. Securitization financing increased $0.7 billion, or 17%, to $4.9 billion at March 31, 2004, from $4.2 billion at December 31, 2003. This increase resulted from the execution of an asset-backed securitization, which resulted in bonds being issued in the amount of $1.1 billion during the three months ended March 31, 2004. This increase was primarily offset by bond and certificate payments of $0.4 billion. In general, we will expect increases in our securitization financing as we experience increased mortgage loan production and continue to securitize our mortgage loans.

Shareholders’ Equity. Shareholders’ equity increased $15.7 million, or 5%, to $360.7 million at March 31, 2004, from $345.0 million at December 31, 2003. The increase in shareholders’ equity was due primarily to net income of $19.7 million for the three months ended March 31, 2004; the issuance of common stock under the 2001 Employee Stock Purchase Plan, the amortization of restricted stock units, and the exercise of stock options under the 2001 Plan of $0.5 million; offset by an increase in accumulated other comprehensive loss of $4.6 million primarily due to losses on hedging instruments. We have never declared or paid any cash dividends on our common stock.

If we consummate the proposed REIT conversion, we expect to make quarterly distributions to shareholders totaling, on an annual basis, at least 90% of our REIT taxable income (determined without regard to the deduction for dividends paid and by excluding any net capital gain). The actual amount and timing of distributions to be declared by our board of directors will depend on our financial condition and earnings. Therefore, while we expect our shareholders’ equity to increase in the future due to continued growth in our net income at the taxable REIT subsidiary level, we anticipate a slower growth rate in shareholders’ equity, related to the potential for the making of distributions in the future.

Also, upon shareholder approval of the merger agreement required in connection with the proposed REIT conversion, all outstanding stock options and restricted stock units will become immediately vested. Saxon REIT will assume any outstanding options or other rights to acquire our common stock that are not exercised on or before closing of the proposed merger.

2003 versus 2002

Mortgage Loan Portfolio, Net. Our mortgage loan portfolio, net increased $1.1 billion, or 31%, to $4.7 billion at December 31, 2003, from $3.6 billion at December 31, 2002. This increase was the result of the origination and purchase of $2.8 billion of mortgage loans during the year ended December 31, 2003, due to the continued favorable interest rate environment, offset by principal payments of $1.5 billion and loan sales of $0.2 billion for the year ended December 31, 2003.

Allowance for Loan Losses. The allowance for loan loss increased $3.2 million, or 8%, to $43.4 million at December 31, 2003, from $40.2 million at December 31, 2002. This increase was due to provisions made as a result of an increase in delinquent loan balances due to the aged portion of our mortgage loan portfolio.

MSRs. MSRs increased $16.3 million, or 65%, to $41.3 million at December 31, 2003, from $25.0 million at December 31, 2002. This increase was primarily due to purchases of $23.7 million of rights to service $3.3 billion of mortgage loans during the year ended December 31, 2003. The increase in MSRs was partially offset by amortization of servicing rights of $7.0 million during the year ended December 31, 2003 as well as a temporary impairment of $0.5 million. The impairment of MSRs was the result of increased prepayment speeds on certain third party servicing portfolios during 2003.

Servicing Related Advances. Servicing related advances decreased $4.0 million, or 4%, to $98.6 million at December 31, 2003, from $102.6 million at December 31, 2002. The decrease was primarily due to the effects of lower delinquencies experienced in 2003 compared to 2002.

Trustee Receivables. Trustee receivables increased $30.5 million, or 69%, to $74.6 million at December 31, 2003, from $44.1 million at December 31, 2002. The increase was primarily due to the completion of three securitizations and one prefunding from a prior year securitization during 2003.

Other Assets. Other assets increased $41.1 million, or 106%, to $80.0 million at December 31, 2003, from $38.9 million at December 31, 2002. The increase was primarily the result of additional bond issuance costs of $13.3 million, net of amortization relating to the Saxon Asset Securities Trust, or SAST, 2003-1, 2003-2, and 2003-3 securitizations. Additionally, we purchased fixed assets of $4.0 million, net of depreciation, as a result of the expansion of our retail branches during the first half of 2003, as well as the implementation of our new loan servicing system. We also have an income tax receivable of $19.6 million at December 31, 2003 as we provided an amount for income tax expense in 2002 that exceeded the amount required in our final tax return.

Warehouse Financing. Warehouse financing decreased $46.4 million, or 10%, to $428.0 million at December 31, 2003, from $474.4 million at December 31, 2002.

Securitization Financing. Securitization financing increased $0.9 billion, or 27%, to $4.2 billion at December 31, 2003, from $3.3 billion at December 31, 2002. This increase resulted from the execution of asset-backed securitizations, which resulted in bonds being issued in the amount of $2.3 billion during the year ended December 31, 2003, as well as the issuance of $55.0 million in certificates from the securitization of advances and $67.4 million from the securitization of net interest margins related to our 2003-3 securitization. We also borrowed an additional $7.6 million on our 2002-A revolving credit facility. This increase was offset by bond and certificate payments of $1.6 billion.

Shareholders’ Equity. Shareholders’ equity increased $58.7 million, or 21%, to $345.0 million at December 31, 2003, from $286.3 million at December 31, 2002. The increase in shareholders’ equity was due primarily to net income of $65.1 million for the year ended December 31, 2003; the issuance of common stock under our 2001 Employee Stock Purchase Plan, the amortization of restricted stock units, and the exercise of stock options under the 2001 Plan of $4.8 million; offset by an increase in accumulated other comprehensive loss of $11.2 million primarily due to losses on hedging instruments.

Liquidity and Capital Resources

Three Months Ended March 31, 2004

Cash increased by $1.6 million during the three months ended March 31, 2004. The overall change in cash was comprised of the following:

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003
	(dollars in thousands)
Cash provided by operations	$52,953	$16,693
Cash used by investing activities	(716,070)	(174,703)
Cash provided by financing activities	664,667	155,124

Increase (decrease) in cash	$1,550	$(2,886)

Operating Activities. Cash provided by operations for the three months ended March 31, 2004 was $53.0 million, reflecting an improvement of $36.3 million, or 217%, compared to the prior year. This change was the result of increased net income from operations adjusted for non-cash items such as depreciation and amortization, deferred income taxes and provision for mortgage loan losses. Our earnings are primarily from net interest income and servicing income, offset by general and administrative expenses as well as tax expense. Further details are discussed in “Consolidated Results.” The overall increase in cash provided by operations was somewhat offset by an increase in trustee receivable balances compared to the prior year. This increase resulted from the continued growth in the underlying mortgage loan portfolio.

Investing Activities. Cash used for investing activities was $716.1 million for the three months ended March 31, 2004. Investing activities consist principally of the origination and purchase of mortgage loans as well as the acquisition of MSRs. The origination and purchase of mortgage loans totaled $795.5 million for the three months ended March 31, 2004. In addition, MSRs were purchased totaling $3.8 million. These decreases to cash were partially offset by cash received from principal payments on our mortgage loan portfolio totaling $425.0 million and proceeds from the sale of mortgage loans and real estate owned which totaled $111.7 million and $14.1 million, respectively.

Restricted cash increased $469.0 million to $470.3 million at March 31, 2004, from $1.3 million at December 31, 2003 due to the timing of the receipt of cash related to prefunded securitizations. Prefunded amounts are held in a trust account and made available once all required mortgage loans have been included in the securitization. During the first quarter of

2004, the SAST 2004-1 securitization was closed requiring a prefunding settlement. Because the settlement had not occurred as of March 31, 2004, restricted cash increased.

Capital expenditures during the three months ended March 31, 2004 were $1.9 million and related primarily to various information technology enhancements.

Financing Activities. Cash provided by financing activities during the three months ended March 31, 2004 was $664.7 million and was primarily the result of proceeds from the issuance of securitization financing of $1.1 billion. These proceeds were partially offset by principal payments on securitization financing of $443.4 million and bond issuance costs of $4.1 million relating to the SAST 2004-1 securitization. In addition, $1.6 million was used in net repayment of warehouse financing for the three months ended March 31, 2004. Fluctuations in warehouse and securitization financing period over period can occur due to the timing of securitizations and the related repayment of the warehouse financing facilities.

The purchase of derivative financial instruments during the first quarter of 2004 used primarily as cash flow hedges with the objective of hedging interest rate risk related to our financing activities resulted in a reduction of cash of $2.0 million.

Trends. At this time, we see no material negative trends that we believe would affect our access to long-term borrowings, short-term borrowings or bank credit lines sufficient to maintain our current operations or that would likely cause us to be in danger of any debt covenant default.

Year Ended December 31, 2003

Cash decreased by $2.9 million during the year ended December 31, 2003. The overall change in cash was comprised of the following:

	Year Ended December 31, 2003	Year Ended December 31, 2002
	(dollars in thousands)
Cash provided by operations	$83,725	$31,288
Cash used by investing activities	(933,093)	(2,253,035)
Cash provided by financing activities	846,515	2,223,242

(Decrease) increase in cash	$(2,853)	$1,495

Operating Activities. Cash provided by operations increased 167% to $83.7 million reflecting higher pre-tax income adjusted for non-cash items such as depreciation and amortization, deferred income taxes and provision for mortgage loan losses. Our earnings are primarily from net interest income and servicing income, offset by general and administrative expenses as well as tax expense. Further details are discussed in “Consolidated Results—Results of Operations.” The overall increase in cash provided by operations was somewhat offset by increases in accrued interest and trustee receivable balances compared to the prior year. These increases resulted from growth in the underlying mortgage loan portfolio during 2003.

Investing Activities. Cash used for investing activities was $933.1 million for the year ended December 31, 2003. Investing activities consist principally of the origination and purchase of mortgage loans as well as the acquisition of mortgage servicing rights. The origination and purchase of mortgage loans totaled $2.9 billion for the year ended December 31, 2003. In addition, mortgage servicing rights were purchased totaling $23.7 million. These decreases to cash were partially offset by cash received from principal payments on our mortgage loan portfolio totaling $1.5 billion and proceeds from the sale of mortgage loans and real estate owned which totaled $189.2 million and $31.4 million, respectively.

Restricted cash decreased $300.1 million, or 100%, to $1.3 million at December 31, 2003, from $301.4 million at December 31, 2002 due to the timing of the receipt of cash related to prefunded securitizations. Prefunded amounts are held in a trust account and made available once all required mortgage loans have been included in the securitization. On January 10, 2003, the SAST 2002-3 securitization closed, which was prefunded in the fourth quarter of 2002, and the restricted cash balance relating to that securitization of $300.5 million was released. There were no securitizations during the fourth quarter of 2003 that required prefunding settlements. As a result, restricted cash decreased in 2003.

Capital expenditures during 2003 were $8.0 million and related primarily to our expansion of our retail branches and the implementation of our new loan servicing system.

Financing Activities. Cash provided by financing activities during fiscal 2003 of $846.5 million, primarily related to proceeds from the issuance of securitization financing of $2.5 billion. These proceeds were partially offset by principal payments on securitization financing of $1.6 billion and bond issuance costs of $20.8 million relating to the SAST 2003-1, 2003-2 and 2003-3 securitizations. In addition, $46.5 million was used in net repayment of warehouse financing for the year ended December 31, 2003.

The purchase of derivative financial instruments during 2003 used primarily as cash flow hedges with the objective of hedging interest rate risk related to our financing activities resulted in a reduction of cash of $20.2 million.

Working Capital

We intend to maintain sufficient working capital to fund the cash flow needs of our operations in the event we are unable to generate sufficient cash flows from operations to cover our operating requirements. It is common business practice to define working capital as current assets less current liabilities. We do not have a classified balance sheet and therefore calculate our working capital using our own internally defined formula, which is generally calculated as unrestricted cash and investments as well as unencumbered mortgage loans and servicing advances that can be pledged against existing committed facilities and converted to cash in five days or less. Using our definition of working capital, we calculated our working capital as of March 31, 2004 and December 31, 2003 to be $134.3 million and $106.5 million, respectively. Under the commonly defined working capital definition, we calculated our working capital as of March 31, 2004 and December 31, 2003 to be $121.2 million and $338.7 million, respectively. A reconciliation between our working capital calculation and the common definition of working capital is provided below. Management focuses on our internally defined calculations of working capital rather than the commonly used definition of working capital because management believes our definition provides a better indication of how much liquidity we have available to conduct business at the time of the calculation.

	March 31, 2004		December 31, 2003
Working Capital Reconciliation	Saxon Capital Defined Working Capital	Commonly Defined Working Capital	Saxon Capital Defined Working Capital	Commonly Defined Working Capital
	(dollars in thousands)
Unrestricted cash	$6,795	$6,795	$5,245	$5,245
Borrowing availability	32,055	—	12,907	—
Trustee receivable	—	89,797	—	74,614
Accrued interest receivable	—	52,743	—	54,080
Accrued interest payable	—	(9,576)	—	(8,602)
Unsecuritized mortgage loans – payments less than one year	225,790	522,284	189,383	520,198
Warehouse financing facility – payments less than one year	(130,342)	(425,048)	(101,055)	(361,915)
Bonds – repurchase agreement – payments less than one year	—	(1,320)	—	(1,440)
Servicing advances	—	90,789	—	98,588
Financed advances - payments less than one year	—	(34,025)	—	(39,089)
Securitized loans – payments less than one year	—	1,630,375	—	1,689,328
Securitized debt - payments less than one year	—	(1,801,601)	—	(1,692,335)

Total	$134,298	$121,213	$106,480	$338,672

Financing Facilities

We need to borrow substantial sums of money each quarter to originate and purchase mortgage loans. We rely upon several counterparties to provide us with financing facilities to fund our loan originations and purchases, as well as fund a portion of our servicing advances. Our ability to fund current operations and accumulate loans for securitization depends to a large extent upon our ability to secure short-term financing on acceptable terms.

To accumulate loans for securitization, we borrow money on a short-term basis through committed secured warehouse lines of credit and committed repurchase agreements. In addition to funding loans prior to securitization, some of our committed facilities allow us to finance advances that are required by our mortgage servicing contracts and mortgage bonds.

The material terms and features of our financing facilities in place at March 31, 2004 are as follows:

JPMorgan Chase Bank Syndicated Warehouse Facility. We executed a $300.0 million syndicated warehouse facility with JP Morgan Chase Bank effective March 31, 2004. The new warehouse facility includes a $45.0 million sub-limit for servicing rights and a $25.0 million sub-limit for servicing advances and expires on March 30, 2005. In conjunction with entering into this warehouse facility with JP Morgan Chase, we terminated a JP Morgan Chase warehouse facility and a JP Morgan Chase repurchase facility effective March 31, 2004.

Greenwich Capital Repurchase Facilities. We have a $175 million facility with Greenwich Capital Financial Products, Inc. that provides the ability to finance first lien loans. The facility provides for the ability to borrow at the lesser of 97% of fair market value or 100%

of the par amount of the mortgage loans 0-59 days delinquent. Mortgage loans 60-180 days delinquent may be financed at lower borrowing percentages. The facility expires on June 24, 2005. Additionally, we have a $150 million facility with Greenwich Capital Financial Products, Inc. This facility provides the ability to borrow against first and second lien loans and wet collateral. The facility provides the ability to borrow at the lesser of 97% of fair market value or 100% of the par amount of the mortgage loans 0-59 days delinquent. Mortgage loans 60-180 days delinquent may be financed at lower borrowing percentages. The facility expires on July 17, 2004.

Bank of America, N.A. Repurchase Facility. We have a $300 million facility with Bank of America, N.A. that provides us with the ability to borrow generally against the lesser of 98% of the fair market value or 100% of the par amount of our mortgage loans. The facility provides the ability to borrow against first and second lien loans and provides a sub-limit for wet loans. The facility expires on June 23, 2004.

CSFB Repurchase Facility. We have a $100 million facility with Credit Suisse First Boston Mortgage Capital, LLC. The facility provides us with the ability to borrow against mortgage loans, including wet collateral, at the lesser of 95% of the fair market value of the mortgage loans or 97.5% of the par amount of the mortgage loans. The facility originally was due to expire on April 3, 2004, but was amended effective March 31, 2004 increasing the total committed facility amount to $300.0 million and extending the termination date of the facility to September 30, 2004.

Merrill Lynch Repurchase Facility. We have a $400 million facility with Merrill Lynch Mortgage Capital, Inc. which provides us with the ability to generally borrow against the lesser of 95% of the fair market value or 98% of the principal amount of the pledged mortgage loans. Wet mortgage loans can be financed under the facility, subject to a sub-limit, at a lower borrowing percentage. The facility originally was due to expire on May 7, 2004, but on May 3, 2004 was extended to expire on September 1, 2004.

Saxon Advance Receivables Backed Certificates. We have a $75 million revolving facility for the securitization of qualifying principal, interest and servicing advances. This amount is committed until August 24, 2005. In addition, we have a revolving facility for the securitization of up to $55 million of principal, interest and servicing advances. This amount is committed until October 24, 2006.

At March 31, 2004, we had committed facilities in the amount of $1.8 billion, which includes our revolving facilities for servicing advances. The table below summarizes our financing facilities and their expiration dates as of March 31, 2004. We believe this level of committed financing will allow us flexibility to execute our asset-backed securitizations in accordance with our business plans.

Counterparty Committed Lines	Facility Amount	Expiration Date
(dollars in thousands)
JP Morgan Chase Bank	$300,000	March 30, 2005
Greenwich Capital Financial Products, Inc.	150,000	July 17, 2004
Greenwich Capital Financial Products, Inc.	175,000	June 24, 2005
Bank of America, N.A.	300,000	June 23, 2004
CS First Boston Mortgage Capital, LLC	300,000	September 30, 2004
Merrill Lynch Mortgage Capital, Inc.	400,000	May 7, 2004
Saxon Advance Receivables Backed Certificates 2002-A	75,000	August 24, 2005
Saxon Advance Receivables Backed Certificates 2003-A	55,000	October 24, 2006

Total committed facilities	$1,755,000

The amount we have outstanding on our committed facilities at any quarter end is a function of the pace of mortgage loan purchases and originations relative to the timing of our securitizations. Although we expect to issue asset-backed securities on a quarterly basis, our intention is to maintain committed financing facilities which approximate six months of mortgage production that allows for flexibility in securitization timing.

We had $426.4 million and $428.0 million of warehouse borrowings collateralized by residential mortgages outstanding at March 31, 2004 and December 31, 2003, respectively. As we complete securitization transactions, a portion of the proceeds from the long-term debt issued in the securitization will be used to pay down our short-term borrowings. Therefore, the amount of short-term borrowings will fluctuate from quarter to quarter, and could be significantly higher or lower than the $426.4 million we held at March 31, 2004, as our mortgage production and securitization programs continue. We intend to use a portion of the proceeds of this offering to pay down a portion of the outstanding balances under our warehouse financing facilities.

Our financing facilities require us to comply with various customary operating and financial covenants, which generally relate to our tangible net worth, liquidity, and leverage requirements. In addition, some of the facilities may subject us to cross default features. We do not believe that these existing financial covenants will restrict our operations or growth. We were in compliance with all covenants under the agreements as of and for the three months ended March 31, 2004.

In connection with the proposed REIT conversion, we expect to amend or renegotiate our financing facilities. In addition, we will be required to seek consents under our financing facilities and a servicing agreement.

Securitization Financing

We have historically financed, and expect to continue to finance, our mortgage loan portfolio on a long-term basis by issuing asset-backed securities. We believe that issuing asset backed securities provides us a low cost method of financing our mortgage loan portfolio. In addition, it allows us to reduce our interest rate risk on our fixed rate loans by securitizing them. Our ability to issue asset backed securities depends on the overall performance of our assets, as well as the continued general demand for securities backed by non-conforming mortgages and home equity loans.

As of March 31, 2004 and December 31, 2003, securitization financing on our consolidated balance sheet was $4.9 billion and $4.2 billion, respectively. Generally we are not legally obligated to make payments to the holders of the asset-backed securities issued as part of our securitizations. Instead, the holders of the asset-backed securities can look for repayment only from the cash flows from the real estate specifically collateralizing the debt.

Off Balance Sheet Items and Contractual Obligations

In connection with the $1.1 billion of mortgage loans securitized in off balance sheet transactions from May 1996 to July 5, 2001, and which are still outstanding as of March 31, 2004, our subsidiary companies made representations and warranties about certain characteristics of the loans, the borrowers, and the underlying properties. In the event of a breach of these representations and warranties, we may be required to remove loans from a securitization and replace them with cash or substitute loans. At March 31, 2004 there were no such breaches for any loans that had been securitized.

In the normal course of business, we are subject to indemnification obligations related to the sale of residential mortgage loans. Under these obligations, we are required to repurchase certain mortgage loans that fail to meet the standard representations and warranties included in the sales contracts. Based on historical experience, total mortgage loans repurchased pursuant to these indemnification obligations would not have a material impact to our statements of operations, and therefore have not been accrued for as a liability on our consolidated balance sheets.

We are subject to premium recapture expenses in connection with the sale of residential mortgage loans. Premium recapture expenses represent repayment of a portion of certain loan sale premiums to investors on previously sold loans which subsequently payoff within six months of loan sale. We accrue an estimate of the potential refunds of premium received on loan sales based upon historical experience. At March 31, 2004 and December 31, 2003, the liability recorded for premium recapture expense was $0.3 million and $0.2 million, respectively.

Our subsidiaries have commitments to fund mortgage loans with agreed upon rates of $220.1 million and $144.3 million at March 31, 2004 and December 31, 2003, respectively. This does not necessarily represent future cash requirements, as some portion of the commitments are likely to expire without being drawn upon or may be subsequently declined for credit or other reasons.

Our subsidiaries are obligated under non-cancelable operating leases for property and equipment. Future minimum rental payments for all of our operating leases as of March 31, 2004 and December 31, 2003 totaled $24.0 million and $21.8 million, respectively.

During the first quarter of 2004, we committed to purchase an additional $1.6 billion in third party servicing rights through the second quarter 2004, of which $1.1 billion was purchased in April 2004 for $8.0 million.

Contractual Obligations and Commitments

The following tables summarize our contractual obligations under our financing arrangements by payment due date and commitments by expiration dates as of December 31, 2003.

Payments Due by Period

(dollars in thousands)

Contractual Obligations – As of December 31, 2003	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Warehouse financing facility – line of credit	$101,055	$101,055	$—	$—	$—
Financing facilities – repurchase agreements	325,474	260,860	64,614	—	—
Bonds – repurchase agreements	1,440	1,440	—	—	—
Securitization financing – servicing advances(1)	100,239	39,089	37,265	8,992	14,893
Securitization financing – loans and real estate owned(2)	4,137,136	1,692,335	1,540,355	363,221	541,225
Note payable	25,000	—	25,000	—	—
Purchase obligations(3)	161,797	150,117	10,360	1,320	—
Capital lease obligations	3	3	—	—	—
Operating leases	21,799	7,660	11,595	2,544	—

Total contractual cash obligations	$4,873,943	$2,252,559	$1,689,189	$376,077	$556,118

(1)	Amounts listed are bond payments based on anticipated recovery of the underlying principal and interest servicing advances.

(2)	Amounts listed are bond payments based on anticipated receipt of principal and interest on underlying mortgage loan collateral using historical prepayment speeds.

(3)	Amounts included represent contractual obligations to spend a significant amount and represent contractual obligations for computer services, telephone services, and commitments to fund mortgage loans with agreed upon rates. Contracts allowing for termination upon written notice and for which we believe we have the option to terminate with minimal or no penalties are excluded from the table above.

Other Matters

Related Party Transactions

At March 31, 2004 and December 31, 2003, we had $11.5 million and $12.0 million, respectively, of unpaid principal balances within our mortgage loan portfolio, related to mortgage loans originated for our officers and employees. These mortgage loans were underwritten to our underwriting guidelines. When making loans to our officers and employees, we waive loan origination fees that otherwise would be paid to us by the borrower, and reduce the interest rate by 25 basis points from the market rate. Effective December 1, 2002 we no longer renew or make any new loans to our executive officers or directors. We have never made loans to any of our independent directors.

Impact of New Accounting Standards

In November 2002, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation, or FIN, No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which provides interpretation of FASB Statements No. 5, 57, and 107 and rescinds FASB Interpretation No. 34. This Interpretation clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation it has guaranteed to a creditor on behalf of a third party. It also elaborates on disclosures a guarantor is to make in its interim and annual financial statements about any obligations under certain guarantees it has issued. The effective date for the initial recognition and initial measurement provisions of this Interpretation is for guarantees issued or modified after December 31, 2002; however, the disclosure requirements are effective for financial statements ending after December 15, 2002. We adopted the provisions of FASB Interpretation No. 45 on January 1, 2003, and it did not have a material impact on our financial position, results of operations, or cash flows.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, which was revised December 2003. This interpretation addresses consolidation by business enterprises of variable interest entities and the reporting and disclosure requirements of such. Variable interests are defined as contractual, ownership or other pecuniary interests in an entity that change with changes in the entity’s net asset value. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The primary beneficiary is one that absorbs a majority of the expected losses, residual returns, or both as a result of holding variable interests. If an entity has a variable interest in which it is the primary beneficiary, the entity must then include the variable interest entity’s assets, liabilities, and results of operations in its consolidated financial statements. This Interpretation is immediately effective and must be applied to variable interest entities created after January 31, 2003 or in which an enterprise obtains an interest in after that date. In connection with the loans we service for others, we do not own any interests in the related securitized trusts or loan pools or have any other economic interests other than those associated with acting as servicer for the related mortgage loans. Effective February 1, 2003, management adopted Interpretation No. 46, and it did not have a material impact on our financial position, results of operations, or cash flows.

In April 2003, FASB issued Statement of Financial Accounting Standard, or SFAS, No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies financial accounting and reporting for certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform it to language used in FIN No. 45, and amends certain other existing pronouncements. This statement is effective for contracts entered into or modified after September 30, 2003 and for hedging relationships designated after September 30, 2003, with certain exceptions. Effective July 1, 2003, management adopted SFAS 149, and it did not have a material impact on our financial position, results of operations, or cash flows.

Effective June 1, 2003, we adopted SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement establishes standards for financial instruments with both debt characteristics and equity characteristics and requires that certain instruments previously eligible for classification as equity be classified as a liability after the effective date of this statement. The requirements of this statement apply to issuers’ classification and measurement of freestanding financial instruments and does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. This statement is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption, while restatement is not permitted. The adoption of SFAS No. 150 did not have a material impact on our consolidated results of operations and financial position.

In December 2003, the American Institute of Certified Public Accountants, or AICPA, issued Statement of Position, or SOP, 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer, which addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in a purchase business combination, but does not apply to loans originated by the entity. This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. We have not yet determined the impact, if any, of the adoption of SOP 03-3.

In March 2004, the SEC issued Staff Accounting Bulletin, or SAB, No. 105, Application of Accounting Principles to Loan Commitments, which addresses the proper accounting for loan commitments related to the origination of mortgage loans that will be held for resale. SEC registrants must follow the guidance in SAB No. 105 for any new loan commitments entered into beginning April 1, 2004. Since SAB No. 105 applies to the proper valuation and measurement of interest rate lock commitments classified as derivatives, management believes that SAB No. 105 is not applicable to us because our interest rate lock commitments are for loans that will be held for investment; therefore, under SFAS No. 149, they are not considered to be derivatives.

Effect of Inflation

Inflation affects us most significantly in the area of loan originations and can have a substantial effect on interest rates. Interest rates normally increase during periods of high inflation (or in periods when the Federal Reserve Bank, or FRB, attempts to prevent inflation) and decrease during periods of low inflation. See “Types of Managed Interest Rate Risk—Management of Interest Rate Risk.”

Overview of Market Risk

We define market risk as the sensitivity of income to changes in interest rates. Changes in prevailing market interest rates may have two general effects on our business. First, any general increase in mortgage loan interest rates may tend to reduce customer demand for new mortgage loans for the mortgage industry generally, which can negatively impact our future production volume and our projected income. Second, increases or decreases in interest rates can cause changes in our net interest income on the mortgage loans that we own or are committed to fund, and as a result, cause changes in our net income. We refer to this second type of risk as our “managed interest rate risk”. Substantially all of our managed interest rate risk arises from debt related to the financing of our mortgage loan portfolio.

Interest rate risk is managed within an overall asset/liability management framework. The principal objective of asset/liability management is to manage the sensitivity of net income to changing interest rates.

Overview of Our Interest Rate Risk Profile

We view our interest rate risk profile relative to the financing vehicle that is used during the life of our mortgage loans. We have short-term and long-term financings that expose us to interest rate risk for the duration of that financing.

Short-term Financing. Short-term financing exists from the time mortgage loans are originated until they are securitized. Our short-term financings, or warehouse borrowings, are dependent upon floating LIBOR rates with a one-month maturity. Since nearly all the collateral backing these financings have an initial fixed interest rate, and the financing instruments are subject to monthly changes in LIBOR, our net interest income is subject to fluctuations.

Long-term Financing. Long-term financing is typically decided by an asset securitization structure. This structure can have financing terms that may be fixed for the life of the financing or be subject to changes in LIBOR rates, as described in the paragraph above.

A fixed financing structure is typically collateralized by fixed rate assets. Because both the asset and liability have fixed rates for the term of the financing, interest rate risk due to fluctuation in LIBOR rates does not exist, and therefore results in stable net interest income for the term of the financing.

A floating financing structure can be collateralized by fixed or floating rate assets. Nearly all of our mortgage loans have an initial period that is fixed relative to the floating financing structure. For this reason we are subject to net interest income fluctuations caused by changes in LIBOR rates. This fluctuation in net interest income can exist for the entire term of the financing.

Since our net interest income is subject to fluctuating LIBOR rates during the term of our financings, we attempt to minimize our exposure to rate fluctuations by hedging our interest rate risk.

Types of Managed Interest Rate Risk

Our managed interest rate risks include repricing, basis, and prepayment risk.

Repricing Risk. Financing rates are subject to change from the time we originate mortgage products, based upon an estimation of short term financing rates over the life of the loan, until long-term financing is structured. Repricing risk is caused by the potential differences in these financing rates. To minimize the impact of fluctuating financing rates on net interest income we manage our risks through a regimented hedging routine. This hedging strategy involves buying market instruments that match the sensitivity of long-term financing. By doing this we are able to manage our net interest income for the life of our financing.

Basis Risk. Basis risk results from the structured terms of mortgage loans differing from financing terms that are collateralized by those mortgage loans. As a result, our financing rate can change differently than our mortgage loans. Changes in our financing rates relative to the loans supporting those financings causes fluctuations in net interest income. For this reason our management of this risk involves buying market instruments that increase in value while our net interest income declines in value.

Prepayment Risk. Prepayment risk results from the ability of customers to pay off their mortgage loans before maturity. Generally, prepayments tend to increase in falling interest rate environments as a result of borrowers refinancing fixed-rate and adjustable-rate loans to lower coupon mortgage loans, and prepayments tend to decrease in rising interest rate environments. As a result, falling interest rate environments tend to cause decreases in the balance of our mortgage loan portfolio and related decreases in our net interest income. For this reason we consider many prepayment alternatives when managing interest rate risk to avoid a negative impact to net interest income that can be caused by too many hedge instruments relative to the amount of assets remaining.

Management of Interest Rate Risk. To manage repricing, basis, and prepayment risks, we use various derivative instruments such as options on futures, Eurodollar futures, interest rate caps and floors, interest rate swaps and options on swaps. Generally, we seek to match derivative instruments to particular groups or pools of mortgage loans that differ by potential financing options. We intend the derivatives to remain in place until the risk is minimized to the extent that the risk of fluctuation in net interest income is acceptable to management. Through the structure of our long-term financings, we generally have, and seek to realize, opportunities to manage our interest rate risks, particularly with respect to fixed rate mortgages, by seeking to match the terms of the fixed rate mortgages with the fixed rate portion of the long-term financing. We continue to manage interest rate risks associated with variable-rate and other mortgages beyond the point of long-term financing by seeking to identify differences in the basis between our mortgage loans and related long-term financing, and to manage the repricing characteristics of our debt by continuing to purchase, hold, and sell appropriate financial derivatives.

In selecting financial derivatives for interest rate risk management, we seek to select interest rate caps and floors, interest rate swaps, sales of futures and purchases of options on futures designed to provide protection should interest rates on our debt rise. We seek to select derivatives with values that can be expected to rise and produce returns tending to offset reductions in net interest income caused by increased borrowing costs in a rising rate environment.

Counterparty Risk. An additional risk that arises from our borrowing (including repurchase agreements) and derivative activities is counterparty risk. These activities generally involve an exchange of obligations with unaffiliated banks or companies, referred to in such transactions as “counterparties” If a counterparty were to default, we could potentially be exposed to financial loss. We seek to mitigate this risk by limiting our derivatives transactions to counterparties that we believe to be well established, reputable and financially strong.

Maturity and Repricing Information

From December 31, 2002 to December 31, 2003, we used fewer types of hedging instruments in response to a change in our risk management strategy. Prior to 2003, we had used a combination of swaps and Eurodollar futures to manage the interest rate risk inherent in financing our portfolio. The market value of these instruments can be volatile and cause cash outlays in the event of declining rates. In lieu of these instruments, we began to use primarily interest rate caps or puts on Eurodollar futures to minimize the impact of rising rates as well as the volatile cash outlays inherent in the use of futures. Therefore, our positions in swaps and Eurodollar futures diminished significantly from December 31, 2002 to December 31, 2003, illustrated in the tables set forth below.

The advent of this change caused the reduction in other instruments, namely the use of calls and floors. In the past, calls on Eurodollars and interest rate floors have been used to offset the immediate cash impact of declining values in swaps and futures. With the reduction in these futures and swap positions it was no longer necessary to purchase calls or floors to manage the cash impact of short futures and swaps. As shown in the tables below, from December 31, 2003 to March 31, 2004, there was little change in our hedge positions, except for the addition of hedges to manage the interest rate risk associated with long term financing of our mortgage portfolio.

The following tables summarize the notional amounts, expected maturities and weighted average strike rates for interest rate floors, caps and futures that we held as of March 31, 2004, December 31, 2003, and December 31, 2002.

	As of March 31, 2004
	2004	2005	2006	2007	2008	Thereafter
(dollars in thousands)
Caps bought – notional:	$1,234,778	$927,466	$321,417	—	—	—
Weighted average rate	2.77%	3.87%	3.35%	—	—	—
Caps sold - notional:	$1,150,000	$899,299	$321,417	—	—	—
Weighted average rate	3.43%	5.09%	5.04%	—	—	—
Futures sold - notional:	$50,000	$37,500	$162,500	—	—	—
Weighted average rate	1.43%	3.88%	4.01%	—	—	—
Swaps bought - notional:	—	$500,000	$500,000	—	—	—
Weighted average rate	—	2.31%	3.52%	—	—	—
Puts bought - notional:	$333,333	$550,000	—	—	—	—
Weighted average rate	1.50%	3.16%	—	—	—	—
Puts sold - notional:	$150,000	$937,500	—	—	—	—
Weighted average rate	2.78%	3.75%	—	—	—	—
Calls sold - notional:	—	$250,000	—	—	—	—
Weighted average rate	—	2.25%	—	—	—	—

Total notional:	$2,918,111	$4,101,765	$1,305,334	$—	$—	$—

	As of December 31, 2003
	2004	2005	2006	2007	2008	Thereafter
(dollars in thousands)
Caps bought – notional:	$1,115,750	$927,466	$321,417	—	—	—
Weighted average rate	2.92%	3.87%	3.35%	—	—	—
Caps sold - notional:	$1,025,000	$899,299	$321,417	—	—	—
Weighted average rate	3.61%	5.09%	5.04%	—	—	—
Futures sold - notional:	—	$37,500	$112,500	—	—	—
Weighted average rate	—	3.88%	4.31%	—	—	—
Puts bought - notional:	$250,000	$50,000	—	—	—	—
Weighted average rate	1.50%	2.25%	—	—	—	—
Puts sold - notional:	$112,500	$437,500	—	—	—	—
Weighted average rate	2.78%	4.03%	—	—	—	—

Total notional:	$2,503,250	$2,351,765	$755,334	$—	$—	$—

	As of December 31, 2002
	2003	2004	2005	2006	2007	Thereafter
(dollars in thousands)
Floors sold – notional:	$188,269	—	—	—	—	—
Weighted average rate	2.25%	—	—	—	—	—
Caps bought – notional:	$157,500	$481,167	$412,799	—	—	—
Weighted average rate	4.22%	3.95%	5.57%	—	—	—
Caps sold – notional:	—	$400,000	$384,633	—	—	—
Weighted average rate	—	6.13%	6.56%	—	—	—
Futures bought – notional:	$781,250	$125,000	—	—	—	—
Weighted average rate	2.28%	2.97%	—	—	—	—
Futures sold – notional:	$833,750	$692,500	$462,500	$300,000	—	—
Weighted average rate	2.25%	4.05%	4.36%	4.62%	—	—
Puts bought – notional:	$700,000	—	—	—	—	—
Weighted average rate	3.48%	—	—	—	—	—
Puts sold – notional:	$925,000	—	—	—	—	—
Weighted average rate	3.00%	—	—	—	—	—
Calls bought – notional:	$225,000	$125,000	—	—	—	—
Weighted average rate	1.50%	2.50%	—	—	—	—
Calls sold – notional:	$225,000	$50,000	—	—	—	—
Weighted average rate	2.00%	2.00%	—	—	—	—

Total notional:	$4,035,769	$1,873,667	$1,259,932	$300,000	—	—

Analyzing Rate Shifts

In our method of analyzing the potential effect of interest rate changes, we study the published forward yield curves for applicable interest rates and instruments, and we then develop various interest rate scenarios for those yield curves, using scenarios that we develop to provide relevant assumptions concerning economic growth rates, market conditions, and inflation rates, as well as the timing, duration, and amount of corresponding FRB responses, in order to determine hypothetical impacts on relevant interest rates. We use this method of analysis as a means of valuation to manage our interest rate risk on our mortgage loan financing over long periods of time. The table below represents the change in our net interest income as determined by changes in our debt costs and offsetting values of derivative instruments as of March 31, 2004 and December 31, 2003 under the four different analysis scenarios that we currently use.

	Effect on Net Interest Income of Assumed Changes in Interest Rates Over a Three Year Period
	March 31, 2004				December 31, 2003
	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 1	Scenario 2	Scenario 3	Scenario 4
	(dollars in thousands)
Change in net interest income from mortgage portfolio	$(50,066)	$(11,700)	$12,482	$24,496	$(10,066)	$824	$10,827	$42,369
Change in net interest income from hedging instruments:
Futures	2,812	886	(41)	(214)	479	667	385	(1,133)
Swaps	9,905	4,176	(982)	(1,532)	—	—	—	—
Puts	1,280	358	365	368	615	(192)	(153)	(250)
Calls	63	63	(375)	(375)	—	—	—	—
Caps	6,776	2,118	169	19	2,310	556	(969)	(2,129)
Floors	—	—	—	—	—	—	—	—

Total change in net interest income from hedging instruments	$20,836	$7,601	$(864)	$(1,734)	$3,404	$1,031	$(737)	$(3,512)

Net change in net interest income	$(29,230)	$(4,099)	$11,618	$22,762	$(6,662)	$1,855	$10,090	$38,857

Scenario 1 – Under this scenario we show mortgage loan and derivative valuations based upon an assumed aggressive response from the FRB, with the assumption that the economy is growing at a pace inconsistent with a FRB desire to maintain a stable or declining inflation environment. Under this scenario, we assume a hypothetical interest rate increase of 375 basis points over a three-year period beginning in second quarter 2004. Such an increase in interest rates is aggressive by historical standards, and provides us with a view of the net interest income changes of our mortgage loans by assuming a comparable rise in financing rates. Making these assumptions at March 31, 2004, we estimate that our net interest income from our mortgage loan portfolio would decrease by $50.1 million. However, we estimate that this amount would be partially offset by an increase in our hedging instruments of $20.8 million. The net effect of this scenario would be a potential decline of $29.2 million in our net interest income from our portfolio. At December 31, 2003, we estimated that our net interest income could decline by $6.7 million under this scenario.

Scenario 2 – In this scenario we assume a slightly less severe hypothetical rise in interest rates compared to Scenario 1 in which the FRB doesn’t begin raising interest rates until the second half of 2004 and then pushes interest rates higher at a faster pace as the economy expands and inflation increases. Under this scenario, we assume that interest rates have the potential to rise 350 basis points, over a three-year period beginning in fourth quarter 2004. Making these assumptions at March 31, 2004, we estimate that our net interest income from our mortgage loan portfolio would decrease by $11.7 million. However, we estimate that this amount would be partially offset by an increase in our hedging instruments of $7.6 million. The net effect of this scenario would be a potential decline of $4.1 million in our net interest income from our portfolio. At December 31, 2003, we estimated that our net interest income could increase by $1.8 million under this scenario.

Scenario 3 - In this scenario we assume relatively stable hypothetical short-term rates. This scenario assumes that the FRB is relatively patient, by historical standards, as the economy maintains a range of low growth, and thus the FRB is more concerned with economic expansion than inflation. Interest rates are assumed to rise modestly in year two, with only an approximate 325 basis point increase over three years beginning in first quarter 2005. Given these assumptions at March 31, 2004, we estimate that our net interest income from our mortgage portfolio and hedging instruments would increase by $12.5 million and $0.9 million, respectively, for a total potential increase in net interest income of $11.6 million. At December 31, 2003, we estimated that our net interest income could increase by $10.1 million under this scenario.

Scenario 4 –This scenario assumes that the FRB determines that it must lower rates in the near term, and then begins to reverse previous interest rate cuts in year two, and more aggressively in year three, accounting for an approximate 200 basis point increase in rates over the three year period. Given these assumptions at March 31, 2004, we estimate that our net interest income from our mortgage portfolio would increase by $24.5 million, which would partially be offset by an estimated decline in net interest income from hedging instruments of $1.7 million, for a total potential increase in net interest income of $22.8 million. At December 31, 2003, we estimated that our net interest income could increase by $38.9 million under this scenario.

These scenarios are provided for illustrative purposes only and are intended to assist in the understanding of our sensitivity to changes in interest rates. While these scenarios are developed based on current economic and market conditions, we cannot make any assurances as to the predictive nature of assumptions made in this analysis.

BUSINESS

Our Business

We originate, purchase, and service non-conforming residential mortgage loans. Our primary business strategy is to manage and grow on our balance sheet our portfolio of non-conforming mortgage loans to produce stable net interest and fee income. Our primary means of growing our portfolio is through our three loan production business channels, which we call our wholesale, our retail, and our correspondent business channels. We refer to our wholesale, retail, and correspondent channels collectively as our “production channels.” Our fourth business channel is our servicing business channel through which we service the loans in the portfolio, as well as loans owned by third parties. We generate earnings and cash flows primarily from the net interest income and fees that we earn from the mortgage loans we originate, purchase, and service.

We conduct our wholesale and our correspondent business channels, as well as secondary marketing, master servicing, and other administrative functions through Saxon Mortgage, Inc., which we refer to as Saxon Mortgage. Our wholesale channel originates and purchases loans through a network of approximately 4,000 independent brokers throughout the country. Our retail channel, America’s MoneyLine, Inc., originates mortgage loans directly to borrowers through a retail branch network with 27 locations that have all required state licenses, including licensed loan officers, where applicable, and uses direct mail and the Internet to originate loans. Our correspondent channel purchases mortgage loans from approximately 350 correspondent lenders following a complete re-underwriting of each loan we purchase. Our fourth business channel is our servicing business channel, Saxon Mortgage Services, Inc., which services the loans in our portfolio as well as loans owned by third parties.

In our production channels, we originate, purchase, securitize, and service primarily non-conforming residential mortgage loans. These loans are secured primarily by first mortgages. We believe we deliver superior value and service through our disciplined credit, pricing, and servicing processes throughout the lives of these loans. Our borrowers typically have limited credit histories, have high levels of consumer debt, or have experienced credit difficulties in the past. We originate and purchase loans on the basis of the borrower’s ability to repay the mortgage loan, the borrower’s historical pattern of debt repayment, and the appropriateness of the loan collateral including the amount of equity in the borrower’s property (as measured by the borrower’s loan-to-value ratio, or LTV). The interest rate and maximum loan amount are determined based upon our underwriting and risk-based pricing matrices. We have been originating and purchasing non-conforming mortgage loans since 1995, and believe the proprietary data that we have accumulated in our data warehouse is key to our ability to analyze the characteristics that drive loan performance. We believe that we can continue to generate earnings and cash flows from the mortgage loans we originate, purchase and service by continuing and building upon our disciplined credit, proactive collections and customer service, and history of managing risk in the non-conforming mortgage market.

We finance our mortgage loans initially under one of several different secured and committed warehouse or repurchase financing facilities on a recourse basis. We then obtain long-term financing for our mortgage loans through securitizations. Following a securitization, the mortgage loans we originate or purchase remain on our balance sheet. For the three months ended March 31, 2004 and 2003, Saxon Capital originated, purchased or called $778.7 million and $714.1 million, respectively, and securitized $647.7 million and $1.1 billion of residential mortgage loans, respectively. For the years ended December 31, 2002 and 2003, we originated, purchased, or called $2.5 billion and $2.8 billion, respectively, and securitized $2.2 billion and $2.7 billion, respectively, of residential mortgage loans. As of March 31, 2004, 43% of the loans in our portfolio were sub-prime, meaning that they have a credit grade of A minus or below on our proprietary credit grading system.

Following the completion of this offering and the merger transactions described under “ – Our Structure and Formation Transactions,” we expect to qualify as a REIT under the Code and will elect to be treated as a REIT commencing with the year ending December 31, 2004. We intend to accumulate in Saxon REIT or in other qualified REIT subsidiaries a portfolio of non-conforming mortgage loans that we originate in our taxable REIT subsidiaries to produce stable net interest income and distributions to our shareholders. In addition, we expect our new structure to afford us the flexibility to continue to originate, purchase, sell and service loans and conduct other mortgage banking activities through our taxable REIT subsidiaries. Although our taxable REIT subsidiaries will be subject to U.S. federal and state corporate income tax, we expect to increase our capital by retaining the after-tax income of those subsidiaries, subject to the limitations imposed by REIT tax rules. We believe we can achieve our objectives by continuing and building upon our disciplined credit, proactive collections and customer service, and history of managing credit risk in the sub-prime mortgage market.

Our Strategy

Our goal is to maximize shareholder value by building a high-quality, non-conforming mortgage loan portfolio that produces stable net interest income and fee income from the loans we originate, purchase, and service. We intend to execute our strategy by:

•	increasing production volume across our origination platform by enhancing a targeted marketing strategy involving direct mail and telemarketing capabilities that will enable us to increase our competitive position by focusing on lower credit grade or sub-prime mortgages, including offering more score-based products in the future;

•	utilizing aggregated historical loan performance information accumulated in our data warehouse to refine our risk based pricing strategies to help minimize our credit exposure while maximizing our expected return on investment;

•	increasing the consistency of our loan performance by emphasizing high levels of borrower contact through our Life of the Loan Credit Risk Management strategy; and

•	continuing to invest in technology to support consistent credit decisions, loss mitigation efforts, and operating efficiencies, and to increase customer satisfaction by providing quick decision and service delivery.

Our Competitive Advantages

Diversified Mortgage Loan Production. Our three separate production channels, wholesale, correspondent, and retail, allow us to diversify our production without becoming dependent on any one particular segment of the mortgage loan market. In 2003, our total loan production of $2.8 billion consisted of 41% wholesale, 32% correspondent and 27% retail.

Strong Servicing Platform. Once we originate or purchase a mortgage loan, we begin the process of servicing the loans to ensure that each loan is repaid in accordance with its terms. We also service loans owned by third parties. Our Life of the Loan Credit Risk Management strategy, which relates to our credit philosophy of managing risk from the moment a loan originates until its final disposition, is applied to every loan in our servicing portfolio. Our underwriting, quality control, servicing, and corporate finance teams work together to analyze and discuss continuing improvements to our lending and servicing processes in an effort to minimize the numerous risks of mortgage lending. We believe the development of our customer service website, www.saxononline.com, has improved customer service and enhanced our default performance. Saxononline.com was established in 2000 as a tool to assist our borrowers with customer service items by providing detailed loan information and access to make payments via the Internet, similar to our Interactive Voice Response Unit which provided such customer service items via telephone. It has grown into an additional tool to assist in loss mitigation efforts by allowing borrowers to complete financial assistance information online without having to speak directly to a live customer service representative. We average over 5,000 hits to the website on a monthly basis.

Disciplined Underwriting Approach. We underwrite each of our loans individually. Our senior underwriting managers have a minimum of 10 years of industry experience. Our underwriting guidelines are determined by our credit committee, which includes senior executives as well as members of senior management of each business channel.

Continued Focus on Technology Advancements. Our ScorePlus underwriting program is a product developed to provide a faster and simpler credit qualification process to those customers willing to forego the flexibility offered by our traditional underwriting program by limiting the basis of our underwriting decisions to certain defined factors and guidelines. Because the ScorePlus program does not include a full documentation review, we have a higher credit score and credit grade requirements in our ScorePlus program to compensate for the incremental increase in credit risk. ScorePlus was introduced in January 2001 and has proven to be one of our most successful products to date. For the year ended December 31, 2003, 55% (or $1.6 billion) of our production was generated through ScorePlus. While we will continue to expand the functionality of our technology to enhance efficiencies, we will also continue to use staff to review income, transaction details, and appraisal documentation to ensure that loans are underwritten in accordance with our guidelines.

Prudent Quality Control Department. Our QC Department consists of 20 employees that conduct a monthly process for reviewing and re-underwriting 10%-12% of all loans funded. The QC Department uses a statistical-based sampling system to select certain funded loans, re-underwrites those loans, re-verifies the sources of income, re-verifies employment, and reviews the appraisals to ensure collateral values for the loans are supported by the appraisals. We also perform fraud investigation on any loan that becomes delinquent on its first or second payment due date. The QC Department reports its findings on a quarterly basis to members of senior management.

Experienced Management Team. We have an experienced Chief Executive Officer and a senior management team, who have successfully managed credit risk, increased loan production, and increased profits over the past 10 years. Our management team includes executives with significant experience with large financial service companies (including 20 years for each of our Chief Executive Officer and President and Chief Operating Officer), and mortgage industry professionals with 8eight or more years of experience in managing and servicing portfolios of residential mortgage loans and issuing residential asset-backed securities. In addition, we have senior accounting and finance officers with prior experience in mortgage REIT operation and administration. We believe that our management team’s experience in consumer lending portfolio management will provide us with a significant advantage compared with other mortgage REITs without portfolio management expertise.

Changes in Our Business as a Result of Being a REIT

As a REIT, we expect that we will continue to conduct our business operations substantially as they are currently conducted. We will continue to use our current mortgage loan underwriting guidelines, credit and pricing discipline, and loan servicing practices. Moreover, we will continue our current retail, wholesale, and correspondent loan production channels. However, we do expect to some aspects of our business operations to be impacted as we structure our businesses to facilitate compliance with REIT qualification requirements, as described below.

Loan origination, acquisition, and servicing.

Current operations: Saxon Mortgage and America’s MoneyLine originate, underwrite, process, and fund all of our loans under our existing policies, procedures, and underwriting guidelines. Saxon Mortgage Services services all of our loans, as well as loans owned by non-affiliates under our existing policies and procedures.

Operations as a REIT: Saxon Mortgage, America’s MoneyLine, and Saxon Mortgage Services will continue their operations as currently conducted, but will, at least initially, be treated as taxable REIT subsidiaries. We may, in the future, decide to conduct some or all of our loan origination or servicing activities in our REIT or in qualified REIT subsidiaries.

Loan sales.

Current operations: Currently, we retain and securitize most of our loans, electing to sell to non-affiliates a relatively small portion of our loan production that we determine will be more profitable to us if sold rather than retained in our portfolio.

Operations as a REIT: We expect to continue our practice of retaining and securitizing most of our loans and selling only a small portion of our loans. We expect that all loans we intend to retain in our portfolio will be sold as soon as practicable after origination by Saxon Mortgage and America’s MoneyLine to Saxon REIT at arm’s-length fair market value, requiring those taxable REIT subsidiaries to recognize taxable gain on such sales. In addition, all newly originated loans that we do not elect to retain in our portfolio will be sold by our taxable REIT subsidiaries in taxable sales. We will adopt a transfer pricing methodology of using our published rate sheets applicable to each loan in order to value all loans purchased by Saxon REIT. Saxon REIT will purchase loans from our taxable REIT subsidiaries at a price for each loan equal to the sum of (a) the published rate sheet price applicable to such loan, (b) an amount equal to the net cost to produce such loan, (c) an amount equal to the expenses for all shared services and facilities with respect to production of such loan that are not included in clause (b), and (d) a profit margin amount we determine to be appropriate for an arm’s-length transaction of this nature.

Short-term financing.

Current operations: Currently, we initially fund our loans with borrowings under committed warehouse and repurchase facilities from various counterparties.

Operations as a REIT: Our current warehouse and repurchase facilities contain terms that will require us to negotiate amendments or restatements with our counterparties in order for the facilities to continue after REIT conversion. Saxon REIT may become a party to the new warehouse and repurchase facilities. We expect that our new short-term financing facilities will provide the capability both for our taxable REIT subsidiaries to fund their operations and for Saxon REIT to fund its purchase and accumulation of loans for securitization.

Long-term financing.

Current operations: We finance our loan portfolio for the long-term through securitizations treated as financings for accounting purposes. Historically, our securitizations have been structured as REMICs, which has required us to recognize gain for tax purposes at the time of securitization.

Operations as a REIT: As a REIT, we intend to structure most or all of our securitizations as non-REMIC financing transactions for federal income tax purposes, which will facilitate compliance with the REIT income and asset tests and allow us to defer recognition of any taxable gain associated with the securitized mortgage loans. We will have less flexibility in some respects in structuring our non-REMIC financing transactions than we had with our prior REMIC securitizations:

•	unlike in the case of a REMIC, all of the debt securities issued to investors in a non-REMIC securitization generally must have an investment-grade rating;

•	the equity interest in a non-REMIC securitization generally is less liquid than its REMIC analogue because it must be wholly-owned by a REIT or a qualified REIT subsidiary; and

•	we will have less flexibility in structuring “interest only” type securities in a non-REMIC securitization than in a REMIC.

Hedging.

Current operations: We currently use various derivative financial instruments to provide a level of protection against interest rate risks. When rates change, we expect the gain or loss on derivatives to be offset by a related but inverse change in the value of loans that we hold or are committed to fund.

Operations as a REIT: Although we expect to continue our overall hedging strategies, REIT qualification tests will limit the amount of income we can receive from financial derivatives in the REIT. In managing our hedge instruments, we will consider the effect of the expected hedging income on the REIT qualification tests that limit the amount of gross income that a REIT may receive from hedging. To the extent we can do so consistently with the accounting principles applicable to hedging, and with our overall hedging strategy, we may from time to time identify hedge instruments among the various hedged liabilities so as to allow certain hedging income to qualify for the 95% income tests. As a result, we may be required to conduct some hedging activities through taxable REIT subsidiaries, which will subject the related hedging income to corporate income tax and, in some circumstances, may limit the effectiveness of our hedging strategy.

Earnings of our taxable REIT subsidiaries will be taxed and retained in the subsidiaries as retained earnings. To the extent that our taxable REIT subsidiaries do not dividend these retained earnings to us, these earnings will not be distributed as dividends to our shareholders. We anticipate that we will be able to grow shareholder equity through the retained earnings of our taxable REIT subsidiaries.

Business Channels

Wholesale – Overview

Our wholesale channel purchases and originates non-conforming residential mortgage loans through non-exclusive relationships with various mortgage companies and mortgage brokers. We continue to increase the number of brokers with whom we have funded loans. During 2003, we funded loans with 2,118 brokers as compared to 2,012 brokers in 2002 and 1,872 brokers in 2001. We provide a variety of mortgage products to our brokers that allow them to better service their customers. Mortgage brokers identify applicants, help them complete loan application paperwork, gather required information and documents, and act as our liaison with the borrower during the lending process. We review and underwrite an application submitted by a broker, accept or reject the application, determine the range of interest rates and other loan terms and, upon acceptance by the borrower and satisfaction of all conditions to the loan, fund the loan. In some instances, brokers will close the loan using their sources of funds, and then sell us the closed loan after we underwrite it. By relying on brokers to market our products and assist the borrower throughout the loan application process, we can increase loan volume through the wholesale channel without increasing marketing, labor, and other overhead costs incurred in connection with retail loan production.

New brokers enter our wholesale network from various sources. Our account executives and our website are the main sources for new brokers. Brokers must meet various requirements and must complete the broker application package, provide evidence of a state license, articles of incorporation, financial statements, resumes of key personnel, and other information as needed. The wholesale channel’s management reviews this information to determine if the broker should be approved. When appropriate, the application may be reviewed and investigated by our QC Department before final approval.

Our on-going investment in technology has allowed us to provide our broker network with the ability to obtain on-line loan approvals and pricing in seconds. We believe the power and convenience of on-line loan approvals is a value added service that has and will continue to solidify our business relationships. In addition, our website provides our customers with loan status reports, product guidelines, loan pricing, interest rate locks, and many other added features. We expect to continue to adapt web-based technologies to enhance our one-on-one relationships with our customers.

During 2003, our wholesale channel implemented several initiatives focused on developing a solid sales organization, enhancing operational performance, increasing profitability and improving the technology related components of our business. These were:

•	Restructuring our sales division from two regions (the East and West) to three regions (the East, Central and West), which allowed our management teams to better understand their marketplaces and better serve their customers by lowering the management-to-sales and management-to-broker ratios for each region, resulting in enhanced customer relationships and increased market penetration.

•	Increasing our training efforts of our sales division to increase production levels per account executive and to decrease employee turnover, resulting in enhanced customer relationships and increased market penetration.

•	Increasing our investment in customer service training.

•	Completing several loan process enhancements to improve credit cycle times and reduce broker compliance and regulatory compliance-related issues.

•	Launching a significantly enhanced website to increase customer utilization and improve operational efficiencies.

In 2004, our wholesale channel will continue to implement our core initiatives to grow production, improve operating efficiencies and increase profitability. In 2004, management established the following initiatives for our wholesale business channel:

•	Expand our internalized sales group, by adding approximately nine positions and funding such additions through ongoing operations, to increase market penetration and grow production while reducing the associated origination costs.

•	Increase usage of our automated underwriting system to reduce origination costs.

•	Revise our sales compensation plans to refocus our credit mix on lower credit quality borrowers and improve profitability.

•	Enhance front-end fraud detection procedures to decrease risks associated with loan fraud.

Correspondent – Overview

We enter into loan purchase and sale agreements with mortgage bankers, banks, thrifts, and credit unions to sell non-conforming residential mortgage loans to us through our correspondent channel. Our correspondent lenders close their loans through their own financing. After the loans are closed, the correspondent sells them to us through either flow or bulk delivery. We had approximately 350 approved correspondent lenders as of March 31, 2004.

We seek to buy most of the loans we purchase from correspondent lenders on an individual flow basis. That is, we re-underwrite and review the collateral for each loan on an individual basis. We make purchases of loans using the “flow-delivery” method. We also make bulk purchases of loans in which our correspondent lenders close the loans and hold them until they have a pool of loans ready to be sold at one time. We prefer the “flow-delivery” method to bulk purchasing because the flow-delivery method has lower premiums, costs, and delinquencies, and as a result, is more profitable than bulk purchasing. We still re-underwrite each loan and review all collateral before purchasing but, in the case of bulk purchases, the pool of loans is put up for bid by the correspondent and typically sold to the purchaser offering the highest price. For the three months ended March 31, 2004 and 2003 and the years ended December 31, 2003, 2002, and 2001, our correspondent flow loan volume accounted for 77%, 55%, 77%, 62%, and 39%, respectively, of our total correspondent channel loan production. Our 2003 flow volume exceeded our 2002 and 2001 volume by 84% and 97%, respectively, which was mainly attributable to the continued growth in our customer base and the strong refinance market that existed during 2003. We continue to focus our efforts on the more profitable flow portion of the business, which is more profitable due to the lower prices that we are generally able to pay to purchase flow loans. We maintain capacity to underwrite, perform a funding/compliance review, and purchase bulk volume well in excess of our 2003 production.

New correspondent lenders become our customers from leads generated by our correspondent sales force. Our account executives and our website are the main sources for new correspondent lenders. Generally, to become one of our approved correspondent lenders, a correspondent must meet various requirements and must complete the seller application package, provide evidence of a state license, bank or thrift charter, financial statements, evidence of insurance and regulatory compliance, a copy of quality control procedures, resumes of key personnel, and other information as needed. Our QC Department reviews this information for final approval.

In 2003, our correspondent channel implemented the following initiatives that assisted in improving our overall financial performance:

•	Increasing our online automated underwriting system usage.

•	Continuing to streamline the funding process while broadening our flow customer base — we purchased loans from 182 different flow correspondent lenders during 2003 as compared to 179 in 2002 and 162 in 2001.

For 2004, management established the following key initiatives for our correspondent business channel:

•	Increase the number of funding customers by over 20% by enhancing our compensation plans for our account executives and our volume incentive programs with our correspondent lenders.

•	Increase usage of our automated underwriting system to reduce origination costs.

•	Diversify our production by marketing our traditional non-conforming lending products.

•	Create new on-line/video customer training tools to better serve our customers with multiple branch locations.

•	Implement new automated functions to speed our delivery and to streamline our decision-making process.

•	Enhance front-end fraud detection procedures to decrease risks associated with loan fraud.

Retail – Overview

Our retail channel is operated by our wholly-owned subsidiary, America’s MoneyLine. We originate non-conforming mortgage loans directly to borrowers through America’s MoneyLine’s 27 branch offices that have all required state licenses. These branches are located in the following metropolitan areas: Phoenix, AZ; Foothill Ranch, CA; Walnut Creek, CA; Denver, CO; Milford, CT; Ft. Lauderdale, FL; Tampa, FL; Atlanta, GA; Oakbrook Terrace, IL; Indianapolis, IN; Merriam, KS; New Orleans, LA; Greenbelt, MD; Livonia, MI; Raleigh, NC; Omaha, NE; Cherry Hill, NJ; Buffalo, NY; Hauppauge, NY; Las Vegas, NV; Portland, OR; Pittsburgh, PA; Nashville, TN; Dallas, TX; Ft. Worth, TX (Retention Unit); Glen Allen, VA (Internet/Direct Unit); and Richmond, VA.

We interact with our borrowers through loan officers in our branch locations and direct-to-the-borrower tools such as the Internet, telemarketing, or direct mailings. As part of our efforts to manage credit risk, all loan underwriting, closing, funding, and shipping is managed centrally out of our headquarters in Glen Allen, VA. A typical retail branch consists of approximately eleven employees: a branch manager, eight loan officers, who are each properly licensed, where applicable, and two loan processors.

In 2003, our retail channel implemented the following initiatives:

•	Focusing on achieving growth through new branch openings, system automation and the on-going development of our current staff — sales training continues to focus heavily on customer referrals in order to establish branch customer bases as well as increase marketing efficiencies.

•	Funding $196.2 million in self-generated and customer-referred originations, more than double from the previous year.

•	Introducing several new systems applications to improve our loan origination and processing procedures.

•	Increasing our marketing diversification efforts to include a greater emphasis on lower-rated credit quality borrowers.

For 2004, management established the following key initiatives for our retail business channel:

•	Continue to improve our existing technology as well as implement new web-based applications for ordering property title reports and appraisals, and automated appraisal processes that will decrease our loan turn times.

•	Increase usage of our automated underwriting system to reduce origination costs.

•	Implement additional automation of our underwriting program for our customers and staff.

•	Expand our marketing capabilities beyond the Internet-based lead sources that comprised the majority of our lead sources in 2003 to diversify our lead sources with increased telemarketing and direct mail-generated marketing.

•	Enhance front-end fraud detection procedures to decrease risks associated with loan fraud.

•	Diversify our production by marketing our traditional sub-prime lending products.

•	Reduce employee turnover.

We have no plans to open additional branch offices in 2004. We review quarterly the top 40 metropolitan statistical areas to identify our target markets based on the following initial statistics:

•	number of households;

•	homeownership rates;

•	home price ranges;

•	unemployment rates;

•	delinquency rates;

•	median household income; and

•	available equity.

In addition, we review competitors’ performance in those markets to identify strategic opportunities for growth. We also conduct a monthly review of our branch performance to determine the profitability levels of each branch.

Servicing - Overview

Once we originate or purchase a mortgage loan, our wholly-owned subsidiary, Saxon Mortgage Services, begins the process of servicing the loan, seeking to ensure that the loan is repaid in accordance with its terms. In addition to servicing mortgage loans that we originate or purchase, we service mortgage loans for other lenders and investors. For the three months ended March 31, 2004, we purchased the rights to service $569.3 million in mortgage loans. For the year ended December 31, 2003, we purchased the rights to service $3.3 billion in mortgage loans, which represented 33% of our total servicing portfolio at December 31, 2003. Our Life of the Loan Credit Risk Management strategy is applied to every loan in our servicing portfolio. The inherent risk of delinquency and loss associated with non-conforming loans requires active communication with our borrowers. Beginning with an introductory call made as soon as seven days following the origination or purchase of a mortgage loan, we attempt to establish a consistent payment relationship with the borrower. In addition, our call center uses a predictive dialer to create calling campaigns for delinquent loans based upon the borrower’s historical payment patterns and the borrower’s risk profile. Our technology delivers extensive data regarding the loan and the borrower to the desktop of the individual providing service. Contact with our borrower is tailored to reflect the borrower’s payment habit, loan risk profile, and loan status. Borrower contact is initiated through outbound telephone campaigns, monthly billing statements, and direct mail. Our website provides borrowers with access to account information and online payment alternatives.

In 2003, our servicing channel implemented the following initiatives:

•	Enhancing our relationship with our borrowers, by upgrading our servicing platform in 2003 by converting it to a Fiserv system to support more intuitive customer service strategies.

•	Increasing our loss mitigation capabilities by implementing an online decision support system.

•	Launching an advanced customer service website delivering a full range of service and up-to-date information to our borrower’s desktop. Immediate access to information regarding the borrower’s situation and desktop delivery of this information to our employees within a decision support framework (the Fiserv system and our Default Resolution Plan system, or DRP system) remain critical to our success.

•	Establishing a customer relations department to ensure compliance in handling customer issues and improve our response time.

•	Investing in technology for our payment processing department that not only allowed quicker processing of payments, but, more importantly, improved our ability to handle payment exceptions quickly—a key to successful non-conforming mortgage servicing.

•	Increasing employee training, logging in over 10,000 hours of training in preparation of our servicing system conversion.

For 2004, management established the following key initiatives for our servicing channel:

•	Continue to reinforce the business structure and training of our increased staff.

•	Establish a “Best Practices” plan to continue our high customer service levels.

•	Continue to focus on productivity gains through process improvement and outsourcing non-essential areas.

Our goal is to provide the most efficient and economical solutions to the processes we manage in the servicing area. Outsourcing has allowed us to maintain our high quality of performance while reducing our costs and maintaining our expertise in these areas. We have in the past successfully outsourced areas including tax tracking, insurance tracking and foreclosure and bankruptcy tracking. In 2004, we continue to seek to outsource the document management area to improve on our time lines and document exception rates.

We intend to continue to develop our website to improve customer service and expand business-to-business initiatives to enhance performance in default and timeline management. We are now able to deliver online access to selected loan documents and an online interview guiding our borrower through alternatives to foreclosure.

Once an account becomes thirty days delinquent, the borrower receives a breach notice allowing thirty days, or more if required by applicable state law, to cure the default before the account is referred for foreclosure. The call center continues active collection campaigns and may offer the borrower relief through a forbearance plan designed to resolve the delinquency in ninety days or less.

Accounts moving from thirty days delinquent to sixty or more days delinquent are transferred to the Loss Mitigation department, which is supported by the predictive dialer, as well as the Fiserv system. The Loss Mitigation department continues to actively attempt to resolve the delinquency while our Foreclosure department refers the file to local counsel to begin the foreclosure process.

The Fiserv system is our core servicing platform. It provides all the loan level detail and interacts with all of our supplemental products such as the dialer, pay-by-phone and website activity. The Fiserv system provides functionality that was not available with our prior systems, allowing us to retire proprietary systems supporting our Loss Mitigation, Foreclosure, and REO departments. Incorporating those automated processes while providing direct interfaces with service providers enhances our efficiency.

Delinquent accounts not resolved through collection and loss mitigation activities are foreclosed in accordance with state and local laws. Foreclosure timelines are managed through an outsourcing partner that uploads data into the loan servicing system. The Fiserv system schedules key dates throughout the foreclosure process, enhancing the outsourcer’s ability to monitor and manage foreclosure counsel. Properties acquired through foreclosure are transferred to the Real Estate Owned department to manage eviction and marketing of the properties.

Once the properties are vacant, they are listed with one of three national asset management firms that develop a marketing strategy designed to ensure the highest net recovery upon liquidation. The Real Estate Owned department monitors these asset managers. Property listings are reviewed monthly to ensure the properties are properly maintained and actively marketed.

See “Management’s Discussion and Analysis of Results of Operations and Financial Condition — Business Segment Results” for a further discussion of our wholesale, retail, correspondent, and servicing channels.

Underwriting

We originate and purchase loans in accordance with the underwriting criteria described below. The loans we originate and purchase generally do not meet conventional underwriting standards, such as the standards used by government-sponsored entities, such as Fannie Mae or Freddie Mac. As a result, our loan portfolios are likely to have higher delinquency and foreclosure rates than loan portfolios based on conventional underwriting criteria. We have established six classifications with respect to the credit profile of potential borrowers, and we assign a rating to each loan based on these classifications. Our underwriting guidelines are designed to help us evaluate a borrower’s credit history and capacity to repay the loan. Underwriting also determines the adequacy of the property that will secure the loan as collateral. In addition, we review credit scores derived from the application of one or more nationally recognized credit-scoring models. Based on our analysis of these factors, we will determine loan terms, including the interest rate and maximum LTV. We generally offer loans with higher interest rates and lower LTVs to borrowers that have less favorable credit histories than borrowers with more favorable credit histories, based upon our assessment of the loan’s risk or probability of default.

Our underwriting philosophy is to analyze the overall situation of the borrower and to take into account compensating factors that may be used to offset certain areas of weakness. Specific compensating factors include:

•	mortgage payment history;

•	disposable income;

•	employment stability;

•	number of years at residence;

•	LTV;

•	income documentation type; and

•	property type.

We underwrite each loan individually, even in instances where we purchase a group of mortgage loans in bulk. Our senior underwriting managers generally have a minimum of ten years of industry experience and report directly to the Executive Vice President in charge of the respective business channel, and directly to our Chief Credit Officer for credit policy matters. Reporting to each senior underwriting manager are supervisory underwriting managers who have substantial industry experience. Our underwriting managers conduct regular training sessions on emerging trends in production, as well as provide feedback from the monthly DRP and risk management meetings, which are held quarterly. In addition to the business channels’ senior underwriting managers, the underwriting departments of the wholesale, retail, and correspondent channels have a total of 19, 15, and 8 underwriters, respectively.

Our underwriting guidelines are determined by our credit committee, which is composed of senior executives as well as members of senior management of each business channel. Our credit committee meets frequently to review proposed changes to our underwriting guidelines. To the extent an individual loan does not qualify for a loan program or credit grade, our underwriters can and will make recommendations for an approval of the loan by “underwriting exception.” Our business channels’ underwriting managers have final approval of underwriting exceptions. Loan exceptions are tracked in our data warehouse and performance of loans with and without exceptions are monitored and reported monthly to appropriate company officers.

We underwrite every loan we originate or purchase through our production channels. This means we thoroughly review the borrower’s credit history, income documents (except to the extent our stated income and limited documentation loan programs do not require income documentation), and appraisal for accuracy and completeness. We also use our automated credit decision system to provide pre-qualification decisions over the Internet. When using this system, the loan is still underwritten by one of our underwriters before funding. While we intend to continue to expand the functionality of our automated decision system to enhance efficiencies, we will continue to use our staff to review income, transaction details, and appraisal documentation to ensure that the loan is underwritten in accordance with our guidelines.

Our underwriting standards are applied in accordance with applicable federal and state laws and regulations, and require a qualified appraisal of the mortgaged property conforming to Fannie Mae and Freddie Mac standards or in some cases an insured automated valuation. Each appraisal includes a market data analysis based on recent sales of comparable homes in the area and a replacement cost analysis based on the current cost of building a similar home. The appraisal may not be more than 180 days old on the day the loan is originated. In most instances, we require a second full appraisal for properties that have a value of more than $500,000.

We have three loan documentation programs:

•	Full Documentation—under this program, an underwriter reviews the borrower’s credit report, handwritten loan application, property appraisal, and the documents that are provided to verify employment and bank deposits, such as W-2s, pay stubs, and/or signed tax returns for the past two years. As of March 31, 2004, the full documentation program covered 72% of our loans.

•	Limited Documentation—loans under this program are made to self-employed borrowers; six months of personal and/or business bank statements are acceptable documentation of the borrower’s stated cash flow; LTVs over 80% require two years of personal bank statements. As of March 31, 2004, the limited documentation program covered 5% of our loans.

•	Stated Income—in this program, the borrower’s income as stated on the loan application must be reasonable for the related occupation, because the income is not independently verified. Our processors do, however, verify the existence of the business and employment; a self-employed borrower must have been in business for at least two years. As of March 31, 2004, the stated income documentation program covered 23% of our loans.

Our full documentation program requires the highest level of credit documentation of all of our programs and is typically selected by those borrowers that are able to meet those requirements. Our limited documentation program is typically selected by self-employed borrowers, who may have encountered difficulty qualifying for Fannie Mae and Freddie Mac loans due to the requirements for W-2 forms, pay stubs, and similar employment-related documentation requirements associated with such loans. Our stated income program is typically selected by borrowers who do not meet the requirements for independent verification of income associated with Fannie Mae and Freddie Mac loans. Both limited documentation and stated income program loans require specialized underwriting and involve higher degrees of risk; accordingly these loans generally have higher interest rates and lower LTV ratios than would be available to borrowers that meet the requirements of our full documentation program.

We may, from time to time, apply underwriting criteria that are either more stringent or more flexible depending on the economic conditions of a particular market.

As described below, we have three loan programs for first mortgages, several niche programs for first and second mortgages with 100% combined LTV, referred to as CLTV, and one program for second mortgages. The key distinguishing features of each program are the documentation required to obtain a loan, the LTV, and the credit scores necessary to qualify under a particular program. Nevertheless, each program uses maximum LTVs and loan amounts to mitigate risk. We apply our proprietary credit grading system only to nonconforming and sub-prime loans, many of which inherently carry greater risk than conforming and prime loans.

In addition, each of our loan products has a maximum CLTV amount, which is the maximum encumbrance allowed on a specific mortgaged property. We permit three general categories of second liens that may be subordinate to a Saxon Capital first lien. These are:

•	a second lien of ours;

•	an institutional lender’s second lien; or

•	a private second lien (including second liens retained by a seller of a mortgaged property).

The maximum CLTV varies based on occupancy type, documentation type, credit grade, LTV, credit score, and loan amount. Our “A” credit grade second lien program allows for a maximum CLTV of 100% for fully documented loans secured by owner-occupied properties to borrowers with a minimum credit score of 600. The credit scores range from 300 to 900.

Subordinate financing behind our traditional first lien program will allow maximum CLTVs of up to 110% for fully documented loans with a reduced first lien LTV and institutional financing on owner-occupied properties. For all products, subordinate financing on “B,” “C” and “D” credit grade first liens must be from an institutional lender.

The key determinates of credit score are credit usage, payment history, credit report inquiries, the length of time borrowers have been managing credit and the number of accounts for such borrowers, and the type of institutions that have extended credit to such borrowers.

Generally, borrowers with a 600 credit score will have few isolated late payments, usually none more than 30 days. Their credit usage will normally be moderate to high and their history will contain bank references. Inquiries to the credit report will be moderate or limited to events such as car shopping or major purchase events.

Generally, a borrower with a 450 credit score will have many delinquent accounts. The borrower’s delinquencies will be severe, and include 90 day delinquent accounts, and charged off accounts in the last 12 months. These accounts will have exhibited this type of payment behavior over an extended period of time. Credit usage will be high or may have no accounts with available lines open. Inquiries will normally be excessive since as the score decreases lenders are not as willing to grant credit.

ScorePlus Underwriting Program. Our ScorePlus underwriting program is a product that we developed to provide a faster and simpler credit qualification process to those customers willing to forego the flexibility offered by our traditional underwriting program by limiting the basis for our underwriting decisions to the following five factors:

•	mortgage history;

•	credit score (in place of secondary credit review);

•	bankruptcy history;

•	foreclosure history; and

•	debt-to-income ratio.

These variables fit into parameters for maximum LTV and loan amount by occupancy, income documentation, and property type to assess rate and risk. This program is available for mortgage loans secured by properties of all occupancy types, and in all of our loan documentation programs. Because the ScorePlus underwriting decision is based solely on the five factors listed above, the underwriting process can be more extensively automated for those customers for whom speed of decision is the paramount need. The ScorePlus program involves a lesser degree of individualized examination of traditional underwriting factors (other than the five factors listed above). To compensate for this incremental credit risk, we have higher credit score and credit grade requirements in our ScorePlus program. Unlike our traditional underwriting program, ScorePlus does not offer the possibility of allowing reasoned exceptions to any of the underwriting decision factors. For borrowers unable to meet the ScorePlus requirements, we continue to offer traditional underwriting that allows us to examine the borrower’s specific circumstances and, where we can do so prudently and at an appropriately risk-adjusted price, extend credit based on reasoned exceptions.

We believe our ScorePlus program, which was introduced to the marketplace in January 2001, is one of our most successful products developed to date based on increased production of the aggregate dollar value of the loans funded under this program. For the year ended December 31, 2003, we generated $1.6 billion in loan production through our ScorePlus program, or 55% of our total loan volume for 2003, as compared to $994 million, or 40% of total loan volume for the year ended December 31, 2002. We expect that ScorePlus’ percentage of our total production will continue to increase throughout 2004.

ScoreDirect Program. We introduced our ScoreDirect program in December of 2003 using the credit score as the determining factor in the credit decision. ScoreDirect is only offered as a full documentation product. In addition to credit score, the following factors are also considered.

•	bankruptcy history;

•	foreclosure history;

•	debt-to-income ratio; and

•	current mortgage delinquency.

ScoreDirect, like ScorePlus, does not offer the possibility of our allowing certain exceptions. For loans not meeting our ScoreDirect guidelines, we apply the traditional guidelines for possible qualification. As of March 31, 2004, the portion of our total loan volume represented by the ScoreDirect Program was 1.91%.

Second Liens. This credit score driven product, available for loans up to 100% CLTV, is concentrated on the home equity market and is available for loans secured by owner-occupied primary residences only and under our full documentation and stated income loan documentation programs. We typically sell the second liens that we originate or purchase. As of March 31, 2004, the portion of our total loan volume represented by second liens was 0.72%.

Quality Control

The primary focus of our QC Department is to ensure that all loans are underwritten in accordance with our underwriting guidelines. The QC Department consists of 29 employees as of March 31, 2004, including our Vice President of Quality Control.

Our QC Department has a monthly process for reviewing and re-underwriting 10% to 12% of all loans funded. Using a statistical based sampling system, the QC Department selects certain funded loans, re-underwrites those loans, re-verifies the sources of income, re-verifies employment, and reviews the appraisals to ensure collateral values for the loans are supported by the appraisals. In addition, the QC Department selects loans before funding for re-underwriting based upon collateral and borrower characteristics as a further quality control to ensure that the loans tested are consistent with our guidelines.

Our QC Department is also responsible for performing a fraud investigation on any loan which becomes delinquent on its first or second payment due date, as well as loans that go into default later in the loan’s life and which our Loss Mitigation department believes may contain borrower or seller misrepresentations. To the extent the QC Department’s review indicates that a loan contains material misrepresentations, the QC Department will make recommendations regarding the exercise of remedies available to us, including, where appropriate, requiring the originator to repurchase the loan from us and potentially civil litigation. In addition, the QC Department will advise our business channels on methods to avoid funding loans with similar issues in the future.

All findings of the QC Department are reported on a quarterly basis to members of senior management during the risk management meeting. Any material findings noted during the QC Department’s monthly review would be communicated to senior management immediately. During this meeting, management analyzes the results of the monthly QC Department audits as well as performance trends and servicing issues. Based upon this meeting, further analysis is undertaken and recommendations may be made to the Credit Committee to modify underwriting guidelines or procedures.

Mortgage Loan Portfolio

Our net mortgage loan portfolio included on our consolidated balance sheet was $4.9 billion, $4.7 billion, and $3.6 billion at March 31, 2004, December 31, 2003, and December 31, 2002, respectively. We have generally seen consistent levels on our combined weighted average LTV, percentage of first mortgage owner occupied and mix of fixed rate and variable rate mortgage loan characteristics. We saw a decrease in our average loan balance and a slight increase in our weighted average median credit scores during the first quarter of 2004. During 2003, we saw an increase in our average loan balance and weighted average median credit scores due to efforts in our origination channels in 2002 and 2003 to originate higher balance loans with higher credit grades. We expect that these changes to the composition to our portfolio would have a positive effect on the performance of the portfolio with a lower level of losses expected. We expect lower levels of impaired loans and losses in relation to the portfolio as a whole and this has lead to a lower required allowance for loan loss as a percentage of the mortgage loan portfolio.

We also saw a decrease in the weighted average interest rate on our portfolio during the first quarter of 2004. This was primarily due to lower interest rates in the market. This decrease in interest rates has caused a decline in the gross yield that we earn on our mortgage portfolio. If we increase our lower credit quality production in 2004, and thereby increase our percentage of these loans in our portfolio mix, we may increase the weighted average interest rate on our portfolio and therefore positively impact net interest income, if managed properly. This will likely also lead to increased delinquencies and higher provisions for mortgage loan losses, due to lower credit quality of the borrowers.

Overview of Mortgage Loan Portfolio

	March 31, 2004 (1)	December 31, 2003 (1)	Variance
	(dollars in thousands)
Average principal balance per loan	$131	$133	(1.50)%
Combined weighted average initial LTV	78.43%	78.16%	0.35%
Percentage of first mortgage loans owner occupied	95.30%	95.04%	0.27%
Percentage with prepayment penalty	78.98%	80.18%	(1.50)%
Weighted average median credit score (2)	611	610	1 point
Percentage fixed rate mortgages	38.56%	37.75%	2.15%
Percentage adjustable rate mortgages	61.44%	62.25%	(1.30)%
Weighted average interest rate:
Fixed rate mortgages	8.12%	8.22%	(1.22)%
Adjustable rate mortgages	8.09%	8.24%	(1.82)%
Gross margin – adjustable rate mortgages (3)	5.36%	5.40%	(0.74)%

(1)	Excludes loans funded but not transmitted to the servicing system at March 31, 2004 and December 31, 2003 of $139.5 million and $78.8 million, respectively.

(2)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.

(3)	The gross margin is the amount added to the applicable index rate, subject to any rate caps and limits specified in the mortgage note, to determine the interest rate.

	December 31,
	2003(1)	2002(1)	Variance
	(dollars in thousands)
Average principal balance per loan	$133	$124	7.44%
Combined weighted average initial LTV	78.16	77.83	0.42
Percentage of first mortgage loans owner occupied	95.04	94.81	0.24
Percentage with prepayment penalty	80.18	82.71	(3.06)
Weighted average median credit score(2)	610	600	10 points
Percentage fixed rate mortgages	37.75	37.59	0.43
Percentage adjustable rate mortgages	62.25	62.41	(0.26)
Weighted average interest rate:
Fixed rate mortgages	8.22	9.07	(9.37)
Adjustable rate mortgages	8.24	9.11	(9.55)
Gross margin – adjustable rate mortgages(3)	5.40	5.62	(3.91)

(1)	Excludes loans funded but not transmitted to the servicing system at December 31, 2003 and 2002 of $78.8 million and $212.3 million, respectively.

(2)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.

(3)	The gross margin is the amount added to the applicable index rate, subject to any rate caps and limits specified in the mortgage note, to determine the interest rate.

Mortgage Loan Portfolio by Product Type

We originate and purchase both adjustable rate mortgages, or ARMs, and fixed rate mortgages, or FRMs. The majority of our FRMs are 30-year mortgages. Our ARM production is then divided into two categories: floating ARMs and hybrid ARMs. A floating ARM is a loan on which the interest rate adjusts throughout the life of the loan, either every 6 or every 12-months. A hybrid ARM is a loan on which the interest rate is fixed for the initial 24 to 60-months on the loan term, and thereafter adjusts either every 6 or every 12-months. All of our ARMs adjust with reference to a defined index rate.

The interest rate on ARMs once the initial rate period has lapsed is determined by adding the “gross margin” amount to the “index” rate. The index most commonly used in our loan programs is the one-month LIBOR. The gross margin is a predetermined percentage that, when added to the index, gives the borrower the rate that will eventually be due. It is common in the beginning stages of an ARM loan to allow the borrower to pay a rate lower than the rate that would be determined by adding the margin to the index. Over time, the rate adjusts upward such that eventually the interest rate the borrower pays will take into account the index plus the entire margin amount.

In general, our mix of ARMs and FRMs remained consistent during the first quarter of 2004. We have seen, however, a decrease in our 2-year hybrid loans and our 3 to 5-year hybrid loans, primarily due to the fact that we have experienced a significant increase in our adjustable interest only product. Because the mortgage loans tend to reach a higher level of prepayment at the reset date, we expect the average duration of our first quarter 2004 portfolio will be shorter than our 2003 portfolio. This may reduce our interest income in future periods.

The following table sets forth information about our mortgage loan portfolio based on product type as of March 31, 2004 and December 31, 2003.

	March 31, 2004(1)	December 31, 2003(1)	Variance
Floating adjustable rate mortgages and interest only hybrids	7.67%	2.83%	171.02%
2 year hybrids(2)	33.95%	37.15%	(8.61)%
3 – 5 year hybrids(2)	19.82%	22.27%	(11.00)%

Total adjustable rate mortgages(4)	61.44%	62.25%	(1.30)%

Fifteen year	3.90%	3.93%	(0.76)%
Thirty year	23.04%	23.44%	(1.71)%
Balloons, interest only, and other(3)	11.62%	10.38%	11.95%

Total fixed rate mortgages(4)	38.56%	37.75%	2.15%

(1)	Excludes loans funded but not transmitted to the servicing system at March 31, 2004 and December 31, 2003 of $139.5 million and $78.8 million, respectively.

(2)	Hybrid loans are loans that have a fixed component for 2 to 5 years and after that specified time period, become adjustable rate loans.

(3)	Balloon loans are loans with payments calculated according to a 30-year amortization schedule, but which require the entire unpaid principal and accrued interest to be paid in full on a specified date that is less than 30 years after origination.

(4)	The totals represent the percentage of the aggregate dollar amount of our loan portfolio.

The following table sets forth information about our mortgage loan portfolio based on product type as of December 31, 2003 and 2002.

	December 31,
	2003(1)	2002(1)	Variance
Floating adjustable rate mortgages and interest only hybrids	2.83%	1.24%	128.23%
2 year hybrids(2)	37.15	34.84	6.63
3 – 5 year hybrids(2)	22.27	26.33	(15.42)

Total adjustable rate mortgages(4)	62.25%	62.41%	(0.26)%

Fifteen year	3.93	4.07	(3.44)
Thirty year	23.44	21.58	8.62
Balloons, interest only, and other(3)	10.38	11.94	(13.07)

Total fixed rate mortgages(4)	37.75%	37.59%	0.43%

(1)	Excludes loans funded but not transmitted to the servicing system at December 31, 2003 and 2002 of $78.8 million and $212.3 million, respectively.

(2)	Hybrid loans are loans that have a fixed component for 2 to 5 years and after that specified time period, become adjustable rate loans.

(3)	Balloon loans are loans with payments calculated according to a 30-year amortization schedule, but which require the entire unpaid principal and accrued interest to be paid in full on a specified date that is less than 30 years after origination.

(4)	Percentage of the aggregate dollar amount of our loan portfolio.

Mortgage Loan Portfolio by Borrower Risk Classification

The following table sets forth information about our mortgage loan portfolio by borrower risk classification as of March 31, 2004 and December 31, 2003.

	March 31, 2004(1)	December 31, 2003(1)	Variance
A+ Credit Loans(2)
Percentage of portfolio	34.83%	35.64%	(2.27)%
Combined weighted average initial LTV	77.64%	77.12%	0.67%
Weighted average median credit score	668	667	1 point
Weighted average interest rate:
Fixed rate mortgages	7.25%	7.38%	(1.76)%
Adjustable rate mortgages	6.92%	7.01%	(1.28)%
Gross margin – adjustable rate mortgages	4.60%	4.62%	(0.43)%
A Credit Loans(2)
Percentage of portfolio	21.90%	22.03%	(0.59)%
Combined weighted average initial LTV	78.91%	78.91%	—
Weighted average median credit score	606	607	(1 point )
Weighted average interest rate:
Fixed rate mortgages	8.13%	8.20%	(0.85)%
Adjustable rate mortgages	7.58%	7.69%	(1.43)%
Gross margin – adjustable rate mortgages	5.00%	5.00%	—
A- Credit Loans(2)
Percentage of portfolio	27.35%	27.52%	(0.62)%
Combined weighted average initial LTV	80.70%	80.88%	(0.22)%
Weighted average median credit score	572	572	—
Weighted average interest rate:
Fixed rate mortgages	9.14%	9.18%	(0.44)%
Adjustable rate mortgages	8.57%	8.68%	(1.27)%
Gross margin – adjustable rate mortgages	5.70%	5.70%	—
B Credit Loans(2)
Percentage of portfolio	9.27%	9.69%	(4.33)%
Combined weighted average initial LTV	76.25%	76.44%	(0.25)%
Weighted average median credit score	549	549	—
Weighted average interest rate:
Fixed rate mortgages	10.15%	10.22%	(0.68)%
Adjustable rate mortgages	9.54%	9.64%	(1.04)%
Gross margin – adjustable rate mortgages	6.33%	6.36%	(0.47)%
C Credit Loans(2)
Percentage of portfolio	4.11%	4.43%	(7.22)%
Combined weighted average initial LTV	72.14%	72.16%	(0.03)%
Weighted average median credit score	535	534	1 point
Weighted average interest rate:
Fixed rate mortgages	11.31%	11.44%	(1.14)%
Adjustable rate mortgages	10.38%	10.54%	(1.52)%
Gross margin – adjustable rate mortgages	6.73%	6.78%	(0.74)%
D Credit Loans(2)
Percentage of portfolio	0.62%	0.66%	(6.06)%
Combined weighted average initial LTV	60.16%	60.29%	(0.22)%
Weighted average median credit score	537	536	1 point
Weighted average interest rate:
Fixed rate mortgages	11.97%	12.17%	(1.64)%
Adjustable rate mortgages	11.23%	11.29%	(0.53)%
Gross margin – adjustable rate mortgages	7.57%	7.67%	(1.30)%
ScoreDirect Loans(3)
Percentage of portfolio	1.92%	0.03%	6300.00%
Combined weighted average initial LTV	85.24%	90.33%	(5.63)%
Weighted average median credit score	644	620	24 points
Weighted average interest rate:
Fixed rate mortgages	6.76%	8.24%	(17.96)%
Adjustable rate mortgages	6.68%	6.87%	(2.77)%
Gross margin – adjustable rate mortgages	4.76%	5.07%	(6.11)%

(1)	Excludes loans funded but not transmitted to the servicing system at March 31, 2004 and December 31, 2003 of $139.5 million and $78.8 million, respectively.

(2)	The letter grade applied to each risk classification reflects our internal standards and do not necessarily correspond to classifications used by other mortgage lenders. We use our credit grades only for nonconforming and sub-prime loans, many of which inherently carry greater risk than conforming and prime loans.

(3)	ScoreDirect uses the credit score as the determining factor in the credit decision; and therefore, there is no credit grade associated with loans originated under this program.

The following table sets forth information about our mortgage loan portfolio by borrower risk classification as of December 31, 2003 and 2002.

	December 31,
	2003(1)	2002(1)	Variance
A+ Credit Loans(2)
Percentage of portfolio	35.64%	25.09%	42.05%
Combined weighted average initial LTV	77.12%	76.65%	0.61%
Weighted average median credit score	667	664	3 points
Weighted average interest rate:
Fixed rate mortgages	7.38%	7.81%	(5.51)%
Adjustable rate mortgages	7.01%	7.72%	(9.20)%
Gross margin – adjustable rate mortgages	4.62%	4.74%	(2.53)%
A Credit Loans(2)
Percentage of portfolio	22.03%	22.61%	(2.57)%
Combined weighted average initial LTV	78.91%	77.49%	1.83%
Weighted average median credit score	607	613	(6 points )
Weighted average interest rate:
Fixed rate mortgages	8.20%	9.03%	(9.19)%
Adjustable rate mortgages	7.69%	8.34%	(7.79)%
Gross margin – adjustable rate mortgages	5.00%	5.04%	(0.79)%
A - Credit Loans(2)
Percentage of portfolio	27.52%	32.30%	(14.80)%
Combined weighted average initial LTV	80.88%	81.18%	(0.37)%
Weighted average median credit score	572	576	(4 points )
Weighted average interest rate:
Fixed rate mortgages	9.18%	9.82%	(6.52)%
Adjustable rate mortgages	8.68%	9.29%	(6.57)%
Gross margin – adjustable rate mortgages	5.70%	5.72%	(0.35)%
B Credit Loans(2)
Percentage of portfolio	9.69%	12.93%	(25.06)%
Combined weighted average initial LTV	76.44%	76.53%	(0.12)%
Weighted average median credit score	549	549	—
Weighted average interest rate:
Fixed rate mortgages	10.22%	10.77%	(5.11)%
Adjustable rate mortgages	9.64%	10.15%	(5.02)%
Gross margin – adjustable rate mortgages	6.36%	6.44%	(1.24)%
C Credit Loans(2)
Percentage of portfolio	4.43%	5.99%	(26.04)%
Combined weighted average initial LTV	72.16%	72.00%	0.22%
Weighted average median credit score	534	531	3 points
Weighted average interest rate:
Fixed rate mortgages	11.44%	12.02%	(4.83)%
Adjustable rate mortgages	10.54%	11.17%	(5.64)%
Gross margin – adjustable rate mortgages	6.78%	6.89%	(1.60)%
D Credit Loans(2)
Percentage of portfolio	0.66%	1.08%	(39.45)%
Combined weighted average initial LTV	60.29%	60.61%	(0.53)%
Weighted average median credit score	536	534	2 points
Weighted average interest rate:
Fixed rate mortgages	12.17%	12.86%	(5.37)%
Adjustable rate mortgages	11.29%	11.92%	(5.29)%
Gross margin – adjustable rate mortgages	7.67%	7.60%	0.92%
Score Direct Loans(3)
Percentage of portfolio	0.03%	—	—
Combined weighted average initial LTV	90.33%	—	—
Weighted average median credit score	620	—	—
Weighted average interest rate:
Fixed rate mortgages	8.24%	—	—
Adjustable rate mortgages	6.87%	—	—
Gross margin – adjustable rate mortgages	5.07	—	—

(1)	Excludes loans funded but not transmitted to the servicing system at December 31, 2003 and 2002 of $78.8 million and $212.3 million, respectively.

(2)	The letter grade applied to each risk classification reflects our internal standards and does not necessarily correspond to classifications used by other mortgage lenders. We use our credit grades only for nonconforming and sub-prime loans, many of which inherently carry greater risk than conforming and prime loans.

(3)	ScoreDirect uses the credit score as the determining factor in the credit decision; and therefore, there is no credit grade associated with loans originated under this program.

During the first quarter of 2004, our loan originations have continued to include a high percentage of A plus production, which has lowered the weighted average coupon on our portfolio. Since December 31, 2003, we have also seen an increase in our portfolio originated under our ScoreDirect program, which does not utilize credit grades. As a result, we experienced declines in our weighted average interest rates on our portfolio during the first quarter of 2004. In addition, we have experienced lower levels of delinquency on the portfolio because of a higher rated credit mix of mortgage loans. Because of this, we have seen lower levels of provision for loan losses when compared to our net interest income.

Mortgage Loan Portfolio by Income Documentation

Typically, we require income documentation that conforms to GSE requirements. We call this a full documentation mortgage loan. We also originate loans that require less income documentation through our limited documentation mortgage loan program, and we originate loans with no verification of income through our stated income mortgage loan program. In general, the risk of loss on the mortgage loan increases as less income documentation is required during the origination process.

We saw very little change in our mortgage loan documentation at March 31, 2004 as compared to December 31, 2003. We expect that the percentage of stated income will rise in future periods as we originate a higher level of ScorePlus mortgage loans. The ScorePlus program will have weighted average interest rates that vary by credit quality, LTV and documentation type. The sub-prime originations in ScorePlus carry a higher weighted average interest rate than the prime products. The stated income documentation type carries a higher weighted average interest rate than the full documentation type.

The following table sets forth information about our mortgage loan portfolio based on income documentation as of March 31, 2004 and December 31, 2003.

	March 31, 2004(1)		December 31, 2003(1)
Income documentation	% of Production	Weighted Average Median Credit Score	% of Production	Weighted Average Median Credit Score	% of Production Variance	Weighted Average Median Credit Score Variance
Full documentation	72.09%	603	72.25%	602	(0.22)%	1 point
Limited documentation	5.08%	617	5.06%	626	0.40%	(9 points	)
Stated income	22.83%	633	22.69%	632	0.62%	1 point

(1)	Excludes funded but not transmitted to the servicing system at March 31, 2004 and December 31, 2003 of $139.5 million and $78.8 million, respectively.

The following table sets forth information about our mortgage loan portfolio based on income documentation as of December 31, 2003 and 2002.

	December 31,
	2003(1)		2002(1)
Income documentation	% of Production	Weighted Average Median Credit Score	% of Production	Weighted Average Median Credit Score	% of Production Variance	Weighted Average Median Credit Score Variance
Full documentation	72.25%	602	75.86%	596	(4.76)%	6 points
Limited documentation	5.06%	626	5.90%	619	(14.24)%	7 points
Stated income	22.69%	632	18.24%	612	24.40%	20 points

(1)	Excludes loans funded but not transmitted to the servicing system at December 31, 2003 and 2002 of $78.8 million and $212.3 million, respectively.

Mortgage Loan Portfolio by Borrower Purpose

We saw very little change in the mix of borrower purpose within our portfolio during the first quarter of 2004. We anticipate the percentage of our cash-out refinance mortgage loan portfolio may increase in the future as a result of increased interest rates and our strategically focused marketing efforts. We expect that borrowers who have credit card or installment debt will still be in the market for cash-out refinance loans as they strive to reduce their monthly payments by extending debt over a longer period of time to help increase their disposable income. We believe most of this activity will likely be within the sub-prime lending sector. The following table sets forth information about our mortgage loan portfolio based on borrower purpose as of March 31, 2004 and December 31, 2003.

Borrower Purpose	March 31, 2004(1)	December 31, 2003(1)	Variance
Cash-out refinance	68.90%	69.23%	(0.48)%
Purchase	21.19	21.25	(0.28)
Rate or term refinance	9.91	9.52	4.10
Total	100.00%	100.00%

(1)	Excludes loans funded but not transmitted to the servicing system at March 31, 2004 and December 31, 2003 of $139.5 million and $78.8 million, respectively.

The following table sets forth information about our mortgage loan portfolio based on borrower purpose as of December 31, 2003 and 2002.

	December 31,
Borrower Purpose	2003(1)	2002(1)	Variance
Cash-out refinance	69.23%	69.58%	(0.50)%
Purchase	21.25	21.05	0.95
Rate or term refinance	9.52	9.37	1.60

Total	100.00%	100.00%

(1)	Excludes loans funded but not transmitted to the servicing system at December 31, 2003 and 2002 of $78.8 million and $212.3 million, respectively.

Mortgage Loan Portfolio Based Upon the Borrower’s Credit Score

We saw an increase in the mix of weighted average credit scores during the first quarter of 2004, which we determine based on the median of FICO, Empirica, and Beacon credit scores. At March 31, 2004, 55% of our portfolio had credit scores greater than or equal to 601 compared to 54% at December 31, 2003. With this increase in credit scores, we experienced better performance in our loan portfolio, which led to fewer delinquencies and losses, positively impacting our provision for mortgage loan losses and ultimately our net income. The increase in credit scores has also resulted in a lower weighted average interest rate and lower net interest margin.

The following table sets forth information about our mortgage loan portfolio based on the borrower’s credit score as of March 31, 2004 and December 31, 2003.

Weighted Average Median Credit Score	March 31, 2004(1)	December 31, 2003(1)	Variance
>700	8.45%	8.22%	2.80%
700 to 651	17.67%	17.12%	3.21%
650 to 601	28.57%	28.43%	0.49%
600 to 551	24.81%	25.08%	(1.08)%
550 to 501	18.16%	18.76%	(3.20)%
< 500	1.63%	1.49%	9.40%
Unavailable	0.71%	0.90%	(21.11)%
Weighted Average Median Credit Score(2)	611	610	1 point

(1)	Excludes loans funded but not transmitted to the servicing system at March 31, 2004 and December 31, 2003 of $139.5 million and $78.8 million, respectively.

(2)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.

The following table sets forth information about our mortgage loan portfolio based on the borrower’s credit score as of December 31, 2003 and 2002.

	December 31,
Weighted Average Median Credit Score	2003(1)	2002(1)	Variance
>700	8.22%	6.68%	23.05%
700 to 651	17.12%	13.26%	29.11%
650 to 601	28.43%	27.00%	5.30%
600 to 551	25.08%	26.92%	(6.84)%
550 to 501	18.76%	21.40%	(12.34)%
< 500	1.49%	2.84%	(47.54)%
Unavailable	0.90%	1.90%	(52.63)%
Weighted average median credit score(2)	610	600	10 points

(1)	Excludes loans funded but not transmitted to the servicing system at December 31, 2003 and 2002 of $78.8 million and $212.3 million, respectively.

(2)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.

Mortgage Loan Portfolio Geographic Distribution

We have seen very little shift in the concentration of our geographic distribution during the first quarter of 2004 and between 2003 and 2002. We do not expect that our portfolio mix will change materially from the level at March 31, 2004. We analyze our portfolio for economic trends from both a macro and a micro level to determine if we have any credit loss exposure within a specific geographic region. We group the states in the United States by region as follows:

The following table sets forth the percentage of our mortgage loan portfolio by region as of March 31, 2004 and December 31, 2003.

	March 31, 2004 (1)	December 31, 2003 (1)	Variance
South	28.88%	28.38%	1.76%
California	21.78	22.46	(3.03)
Mid Atlantic	13.65	13.53	0.89
Midwest	13.50	13.61	(0.81)
West	9.34	9.22	1.30
Southwest	8.11	7.94	2.14
New England	4.74	4.86	(2.47)

Total	100.00%	100.00%

(1)	Excludes loans funded but not transmitted to the servicing system at March 31, 2004 and December 31, 2003 of $139.5 million and $78.8 million, respectively.

The following table sets forth the percentage of our mortgage loan portfolio by region as of December 31, 2003 and 2002.

	December 31,
	2003(1)	2002(1)	Variance
South	28.38%	28.02%	1.28%
California	22.46	23.01	(2.39)
Midwest	13.61	15.08	(9.75)
Mid Atlantic	13.53	12.74	6.20
West	9.22	9.00	2.44
Southwest	7.94	8.15	(2.58)
New England	4.86	4.00	21.50

Total	100.00%	100.00%

(1)	Excludes loans funded but not transmitted to the servicing system at December 31, 2003 and 2002 of $78.8 million and $212.3 million, respectively.

Securitized Mortgage Loan Coupon and Prepayment Penalty Coverage

Our weighted average coupon, or WAC, on our respective securitizations has declined with each securitization from Saxon Asset Securities Trust, or SAST, 2001-2 to 2004-1 due to the declining interest rate environment over that period and our strategic shift in originating higher credit grade mortgage loans. The current loan balance as a percentage of original loan balance has declined from December 31, 2003 through the first quarter of 2004 as our customers either prepay or paydown the mortgage loans by making the regular contractual principal payments.

The following tables set forth information about our securitized mortgage loan portfolio at March 31, 2004, December 31, 2003 and December 31, 2002.

	Issue Date	Original Loan Principal Balance	Current Loan Principal Balance	Percentage of Original Remaining	WAC Fixed	WAC Arm
		(dollars in thousands)
March 31, 2004
SAST 2001-2	8/2/2001	$650,410	$228,281	35%	9.50%	9.84%
SAST 2001-3	10/11/2001	699,999	234,869	34	10.04	9.67
SAST 2002-1	3/14/2002	899,995	387,760	43	8.92	9.13
SAST 2002-2	7/10/2002	605,000	314,741	52	8.83	9.10
SAST 2002-3	11/8/2002	999,999	608,182	61	8.40	8.35
SAST 2003-1	3/6/2003	749,996	560,933	75	7.53	8.07
SAST 2003-2	5/29/2003	599,989	505,448	84	7.37	7.49
SAST 2003-3	9/16/2003	1,000,000	925,604	93	7.31	7.58
SAST 2004-1 (1)	2/19/2004	647,714	638,267	99	7.49	7.51
December 31, 2003
SAST 2001-2	8/2/2001	$650,410	$252,627	39%	9.54%	9.86%
SAST 2001-3	10/11/2001	699,999	275,915	39	10.02	9.65
SAST 2002-1	3/14/2002	899,995	449,616	50	8.93	9.21
SAST 2002-2	7/10/2002	605,000	353,607	58	8.88	9.08
SAST 2002-3(2)	11/8/2002	999,999	698,704	70	8.43	8.38
SAST 2003-1	3/6/2003	749,996	626,089	83	7.57	8.06
SAST 2003-2	5/29/2003	599,989	546,274	91	7.39	7.53
SAST 2003-3	9/16/2003	1,000,000	977,656	98	7.33	7.59
December 31, 2002
SAST 2001-2	8/2/2001	$650,410	$449,230	69%	9.62%	9.98%
SAST 2001-3	10/11/2001	699,999	512,750	73	9.99	9.68
SAST 2002-1	3/14/2002	899,995	768,237	85	8.95	9.25
SAST 2002-2	7/10/2002	605,000	570,599	94	8.90	9.07
SAST 2002-3	11/8/2002	699,818	692,255	99	8.60	8.57

(1)	The original loan principal balance for SAST 2004-1 will increase to $1.1 billion during the second quarter of 2004 when the final prefunding is expected to occur.

(2)	The original loan principal balance increased from December 31, 2002 due to the final prefunding of this securitization occurring in the first quarter of 2003.

			12 Month Constant Prepayment Rate (Annual Percent)		Life-to-date Constant Prepayment Rate (Annual Percent)
	Issue Date	Percent with Prepayment Penalty	Fixed	Arm	Fixed	Arm
March 31, 2004
SAST 2001-2	8/2/2001	70.04%	37.67%	50.86%	28.16%	38.67%
SAST 2001-3	10/11/2001	65.82	42.07	50.94	33.76	39.80
SAST 2002-1	3/14/2002	70.23	37.97	47.17	30.25	37.63
SAST 2002-2	7/10/2002	76.18	38.43	41.89	30.77	34.09
SAST 2002-3	11/8/2002	73.22	31.69	37.91	26.65	31.84
SAST 2003-1	3/6/2003	73.32	—	—	18.41	28.64
SAST 2003-2	5/29/2003	72.49	—	—	14.26	22.31
SAST 2003-3	9/16/2003	59.44	—	—	6.96	17.00
SAST 2004-1	2/19/2004	53.43	—	—	—	—
December 31, 2003
SAST 2001-2	8/2/2001	69.24%	38.26%	49.86%	28.29%	38.37%
SAST 2001-3	10/11/2001	64.44	40.07	48.25	32.74	38.42
SAST 2002-1	3/14/2002	77.07	37.23	43.23	29.53	35.54
SAST 2002-2	7/10/2002	75.02	35.44	38.37	30.41	33.23
SAST 2002-3	11/8/2002	72.83	27.58	33.32	22.68	29.20
SAST 2003-1	3/6/2003	74.53	—	—	14.33	24.83
SAST 2003-2	5/29/2003	71.72	—	—	12.21	18.11
SAST 2003-3	9/16/2003	58.57	—	—	4.79	8.84
December 31, 2002
SAST 2001-2	8/2/2001	80.11%	23.47%	32.48%	19.75%	28.06%
SAST 2001-3	10/11/2001	80.46	24.23	25.97	24.49	26.72
SAST 2002-1	3/14/2002	75.66	—	—	16.16	21.98
SAST 2002-2	7/10/2002	72.91	—	—	12.80	15.08
SAST 2002-3	11/8/2002	70.07	—	—	8.65	4.32

The following tables set forth information about our securitized mortgage loan portfolio at December 31, 2003 and 2002.

	Issue Date	Original Loan Principal Balance	Current Loan Principal Balance	Percentage of Original Remaining	WAC Fixed	WAC Arm
		(dollars in thousands)
December 31, 2003
SAST 2001-2	8/2/2001	$650,410	$252,627	39%	9.54	9.86
SAST 2001-3	10/11/2001	699,999	275,915	39	10.02	9.65
SAST 2002-1	3/14/2002	899,995	449,616	50	8.93	9.21
SAST 2002-2	7/10/2002	605,000	353,607	58	8.88	9.08
SAST 2002-3(1)	11/8/2002	999,999	698,704	70	8.43	8.38
SAST 2003-1	3/6/2003	749,996	626,089	83	7.57	8.06
SAST 2003-2	5/29/2003	599,989	546,274	91	7.39	7.53
SAST 2003-3	9/16/2003	1,000,000	977,656	98	7.33	7.59
December 31, 2002
SAST 2001-2	8/2/2001	$650,410	$449,230	69%	9.62	9.98
SAST 2001-3	10/11/2001	699,999	512,750	73	9.99	9.68
SAST 2002-1	3/14/2002	899,995	768,237	85	8.95	9.25
SAST 2002-2	7/10/2002	605,000	570,599	94	8.90	9.07
SAST 2002-3	11/8/2002	699,818	692,255	99	8.60	8.57

(1)	Original loan principal balance increased from December 31, 2002 due to the final prefunding of this securitization occurring in the first quarter of 2003.

			12 Month Constant Prepayment Rate (Annual Percent)		Life-to-date Constant Prepayment Rate (Annual Percent)
	Issue Date	Percent with Prepayment Penalty	Fixed	Arm	Fixed	Arm
December 31, 2003
SAST 2001-2	8/2/2001	69.24%	38.26%	49.86%	28.29%	38.37%
SAST 2001-3	10/11/2001	64.44	40.07	48.25	32.74	38.42
SAST 2002-1	3/14/2002	77.07	37.23	43.23	29.53	35.54
SAST 2002-2	7/10/2002	75.02	35.44	38.37	30.41	33.23
SAST 2002-3	11/8/2002	72.83	27.58	33.32	22.68	29.20
SAST 2003-1	3/6/2003	74.53	—	—	14.33	24.83
SAST 2003-1	5/29/2003	71.72	—	—	12.21	18.11
SAST 2003-3	9/16/2003	58.57	—	—	4.79	8.84

December 31, 2002
SAST 2001-2	8/2/2001	80.11%	23.47	32.48%	19.75%	28.06%
SAST 2001-3	10/11/2001	80.46	24.23	25.97	24.49	26.72
SAST 2002-1	3/14/2002	75.66	—	—	16.16	21.98
SAST 2002-2	7/10/2002	72.91	—	—	12.80	15.08
SAST 2002-3	11/8/2002	70.07	—	—	8.65	4.32

We experienced slower prepayments of our mortgage loans during the first quarter of 2004 as compared to the fourth quarter of 2003, but we experienced faster prepayments of our mortgage loans in 2002 and 2003 due to the declining interest rate environment. This caused us to record lower interest income in 2003 than would have been expected. However, a substantial portion of our loans contain prepayment penalties. Borrowers who accept the prepayment penalty receive a lower interest rate on their mortgage loan. Borrowers always retain the right to refinance their loan, but may have to pay a charge of up to six-months interest on 80% of the remaining principal when prepaying their loans. If the mortgage loan prepays within the prepayment penalty coverage period, we will record revenue from collection of a prepayment penalty. We report prepayment penalties we collect in interest income. In addition, if a loan prepays we fully expense any related deferred costs for that loan. We reflect the amortization of deferred costs within interest income.

We expect that prepayment speeds will slow in future periods if market interest rates increase. If this occurs, we expect to see our current balance, as a percentage of original balance not decline as quickly as we saw in the first quarter of 2004 and in 2003. This event would positively impact interest income; however, we would also anticipate a decrease in the prepayment income we receive in a rising interest rate environment.

Mortgage Loan Production

Overview

Our subsidiaries originate or purchase mortgage loans through our three separate production channels, wholesale, correspondent, and retail. Having three channels allows us to diversify our production without becoming reliant on any one particular segment of the mortgage loan market. Mortgage loan production was $778.7 million for the three months ended March 31, 2004, which represents a 9% increase over our three months ended March 31, 2003 production of $714.1 million. Of the total mortgage loan production of $778.7 million during the first quarter of 2004, wholesale comprised 39%, correspondent comprised 18%, retail comprised 25%, with the remaining 18%, or $136.3 million, representing called loans purchased from previously securitized off-balance sheet pools during the quarter. We retain the option as master servicer to call loans once the balance is below 10% of the original balance of the securitization. We routinely review the financial consequences of calling loans, and it is frequently to our advantage to do so since the loans that we place into our portfolio are performing assets. There were no loans called in the first quarter of 2003.

We saw a decrease in our average loan balance and an increase in our weighted average median credit scores during the first quarter of 2004. The decrease in our average loan balance was attributable to the loans we called during the first quarter of 2004 having a much lower average balance than new production since these loans are six to seven years old. We also saw a decrease in the weighted average interest rate on our adjustable rate production during the first quarter of 2004, which was attributable to our higher credit quality loan production as well as lower interest rates in the market. Our weighted average fixed interest rate increased to 8.15% for the first quarter of 2004, from 7.91% for the first quarter of 2003 primarily due to our called loans having higher weighted average coupon rates than new production. The percentage of our production with prepayment penalties decreased to 59% in the first quarter of 2004 from 78% in the first quarter of 2003, primarily as a result of the seasoned portfolio of called loans we acquired during the first quarter of 2004 having no prepayment penalties in effect. Further discussion of each channel’s mortgage loan production can be found in Management’s Discussion and Analysis of Financial Condition and Results of Operations – Business Segment Results.”

The following table sets forth selected information about our total loan production and purchases for the three months ended March 31, 2004 and 2003.

	For the Three Months Ended March 31,
	2004(1)	2003	Variance
	(dollars in thousands)
Loan production	$778,734	$714,104	9.05%
Average principal balance per loan	123	145	(15.17)
Number of loans originated	6,356	4,925	29.06
Combined weighted average initial LTV	80.07	79.50	0.72
Percentage of first mortgage loans owner occupied	92.88	93.62	(0.79)
Percentage with prepayment penalty	59.00	77.97	(24.33)
Weighted average median credit score(2)	618	612	6 points
Percentage fixed rate mortgages	44.02	37.92	16.09
Percentage adjustable rate mortgages	55.98	62.08	(9.83)
Weighted average interest rate:
Fixed rate mortgages	8.15	7.91	3.03
Adjustable rate mortgages	7.23	7.97	(9.28)
Gross margin – adjustable rate mortgages(3)	5.24	5.56	(5.76)

(1)	Amounts for 2004 include $136.3 million in called loans.

(2)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.

(3)	The gross margin is the amount added to the applicable index rate, subject to rate caps and limits, to determine the interest rate.

The following table highlights the net cost to produce loans for our total loan production and purchases for the three months ended March 31, 2004 and 2003.

	For the Three Months Ended March 31,
	2004			2003
	Incurred	Deferred (1)	Recognized	Incurred	Deferred (1)	Recognized
Fees collected (2) (3)	$(93)	$93	$—	$(75)	$75	$—
General and administrative production costs (2)(3)(4)(5)	332	(111)	221	272	(78)	194
Premium paid (2)(3)(5)	115	(115)	—	157	(157)	—

Net cost to produce (2)(3)(5)	$354	$(133)	221	$354	$(160)	$194

Net cost per loan (dollars in 000) (5)	$5.2			$5.2

(1)	We defer nonrefundable fees and certain direct costs associated with originating a loan.

(2)	Excludes costs related to purchases from pre-divestiture securitizations pursuant to clean-up call provisions of the securitization trusts.

(3)	In basis points.

(4)	The incurred column excludes corporate overhead costs of 147 and 117 basis points, respectively, and includes depreciation expense.

(5)	Loan production figures used in this calculation are net of called loans.

Our net cost to produce remained constant at 354 basis points for the three months ended March 31, 2004 and for the three months ended March 31, 2003. During the first quarter of 2004, we collected higher fees; however, since the first quarter of 2003, we have also incurred higher general and administrative expenses. Our higher general and administrative costs are mainly due to opening additional retail branches and the deployment and training relating to new information technology. A detailed discussion of our cost to produce by segment is discussed in

“Management’s Discussion and Analysis of Financial Condition and Results of Operations – Business Segment Results.”

The following table sets forth selected information about our total loan production and purchases for the years ended December 31, 2003, 2002, and 2001.

	For the Year Ended December 31,
	2003	2002(1)	2001	Variance 2001 - 2003
	(dollars in thousands)
Loan production	$2,842,942	$2,484,074	$2,333,236	21.85%
Average principal balance per loan	144	130	112	28.57
Number of loans originated	19,700	19,108	20,832	(5.43)
Combined weighted average initial LTV	79.57	78.59	77.50	2.67
Percentage of first mortgage loans owner occupied	92.47	93.85	95.54	(3.21)
Percentage with prepayment penalty	73.45	77.64	83.46	(11.99)
Weighted average median credit score(2)	618	606	593	25 points
Percentage fixed rate mortgages	35.89	36.00	46.45	(22.73)
Percentage adjustable rate mortgages	64.11	64.00	53.55	19.72
Weighted average interest rate:
Fixed rate mortgages	7.86	8.78	9.85	(20.20)
Adjustable rate mortgages	7.65	8.80	9.93	(22.96)
Gross margin – adjustable rate mortgages(3)	5.23	5.56	5.88	(11.05)

(1)	Amounts for 2002 include $188.6 million in called loans.

(2)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.

(3)	The gross margin is the amount added to the applicable index rate, subject to rate caps and limits, to determine the interest rate.

The following table highlights the net cost to produce loans for our total loan production and purchases for the years ended December 31, 2003, 2002, and 2001.

	For the Year Ended December 31,
	2003			2002			2001
	Incurred	Deferred (1)	Recognized	Incurred	Deferred (1)	Recognized	Incurred	Deferred (1)	Recognized
Fees collected (2) (3)	$(76)	$76	$—	$(90)	$90	$—	$(69)	$69	$—
General and administrative production costs (2)(3)(4)	281	(86)	195	287	(87)	200	221	(72)	149
Premium paid (2)(3)	130	(130)	—	126	(126)	—	171	(171)	—

Net cost to produce (2)(3)	$335	$(140)	$195	$323	$(123)	$200	$323	$(174)	$149

Net cost per loan (dollars in 000)	$4.8			$4.4			$3.6

(1)	We defer nonrefundable fees and certain direct costs associated with originating a loan.

(2)	Excludes costs related to purchases from pre-divestiture securitizations pursuant to clean-up call provisions of the securitization trusts.

(3)	In basis points.

(4)	The incurred column excludes corporate overhead costs of 130, 107, and 80 basis points, respectively, and includes depreciation expense. Loan production figures used in this calculation are net of called loans.

Loan Production by Product Type

We saw a decrease in our hybrid loan production and an increase in both our fixed mortgage production and our floating adjustable rate mortgages and interest only production in the first quarter of 2004 as compared to the first quarter of 2003. The decrease in our hybrid loan production was mainly attributable to the introduction of our adjustable rate interest only product. During the first quarter of 2004, 18% of our production was adjustable rate interest only mortgages, compared to none in the first quarter of 2003. 81% of our called loan production during the first quarter of 2004 were fixed rate mortgages, which is the primary factor contributing to the increase in our fixed mortgage production quarter to quarter. The following table shows the composition of our loan production based on product type for the three months ended March 31, 2004 and 2003.

	For the Three Months Ended March 31,
	2004(1)	2003	Variance
Floating adjustable rate mortgages and interest only hybrids	18.81%	0.09%	20800.00%
2 year hybrids(2)	28.08	44.57	(37.00)
3 –5 year hybrids(2)	9.09	17.42	(47.82)

Total adjustable rate mortgages	55.98%	62.08%	(9.83)%

Fifteen year	4.30	3.84	11.98
Thirty year	27.81	23.82	16.75
Balloons, interest only and other(3)	11.91	10.26	16.08

Total fixed rate mortgages	44.02%	37.92%	16.09%

(1)	Includes all called loans.

(2)	Hybrid loans are loans that have a fixed component for 2 to 5 years and after that specified time period, become adjustable rate loans.

(3)	Balloon loans are loans with payments calculated according to a 30-year amortization schedule, but which require the entire unpaid principal and accrued interest to be paid in full on a specified date that is less than 30 years after origination.

The following table shows the composition of our loan production based on product type for the years ended December 31, 2003, 2002, and 2001.

	For the Year Ended December 31,
	2003	2002(1)	2001	Variance 2001 - 2003
Floating adjustable rate mortgages and interest only hybrids	5.47%	2.06%	0.05%	10840.00%
2 year hybrids (2)	40.01	35.67	31.57	26.73
3 –5 year hybrids (2)	18.63	26.27	21.93	(15.05)

Total adjustable rate mortgages	64.11%	64.00%	53.55%	19.72%

Fifteen year	3.28	4.52	4.22	(22.27)
Thirty year	21.70	22.55	20.43	6.22
Balloons, interest only and other (3)	10.91	8.93	21.80	(49.95)

Total fixed rate mortgages	35.89%	36.00%	46.45%	(22.73)%

(1)	Includes all called loans.

(2)	Hybrid loans are loans that have a fixed component for 2 to 5 years and after that specified time period, become adjustable rate loans.

(3)	Balloon loans are loans with payments calculated according to a 30-year amortization schedule, but which require the entire unpaid principal and accrued interest to be paid in full on a specified date that is less than 30 years after origination.

Loan Production by Borrower Risk Classification

The following table shows the composition of our loan production by borrower risk classification for the three months ended March 31, 2004 and 2003.

	For the Three Months Ended March 31,
	2004(1)	2003	Variance
A+ Credit Loans(2)
Percentage of total purchases and originations	27.82%	40.53%	(31.36)%
Combined weighted average initial LTV	80.55%	80.07%	0.60%
Weighted average median credit score	671	665	6 points
Weighted average interest rate:
Fixed rate mortgages	7.60%	7.59%	0.13%
Adjustable rate mortgages	6.30%	6.93%	(9.09)%
Gross margin – adjustable rate mortgages	4.52%	4.79%	(5.64)%
A Credit Loans(2)
Percentage of total purchases and originations	20.38%	21.26%	(4.14)%
Combined weighted average initial LTV	79.31%	79.33%	(0.03)%
Weighted average median credit score	613	602	11 points
Weighted average interest rate:
Fixed rate mortgages	8.02%	7.71%	4.02%
Adjustable rate mortgages	6.93%	7.53%	(7.97)%
Gross margin – adjustable rate mortgages	5.06%	5.22%	(3.07)%
A- Credit Loans(2)
Percentage of total purchases and originations	26.86%	25.48%	5.42%
Combined weighted average initial LTV	79.84%	81.04%	(1.48)%
Weighted average median credit score	579	568	11 points
Weighted average interest rate:
Fixed rate mortgages	9.05%	8.60%	5.23%
Adjustable rate mortgages	7.88%	8.51%	(7.40)%
Gross margin – adjustable rate mortgages	5.72%	6.03%	(5.14)%
B Credit Loans(2)
Percentage of total purchases and originations	7.24%	8.36%	(13.40)%
Combined weighted average initial LTV	75.61%	76.81%	(1.56)%
Weighted average median credit score	555	549	6 points
Weighted average interest rate:
Fixed rate mortgages	9.84%	9.31%	5.69%
Adjustable rate mortgages	8.59%	9.24%	(7.03)%
Gross margin – adjustable rate mortgages	6.27%	6.47%	(3.09)%
C Credit Loans(2)
Percentage of total purchases and originations	3.21%	4.01%	(19.95)%
Combined weighted average initial LTV	71.93%	72.15%	(0.30)%
Weighted average median credit score	540	534	6 points
Weighted average interest rate:
Fixed rate mortgages	10.71%	10.31%	3.88%
Adjustable rate mortgages	9.27%	9.87%	(6.08)%
Gross margin – adjustable rate mortgages	6.59%	6.68%	(1.35)%
D Credit Loans(2)
Percentage of total purchases and originations	0.59%	0.36%	63.89%
Combined weighted average initial LTV	61.14%	60.68%	0.76%
Weighted average median credit score	550	552	8 points
Weighted average interest rate:
Fixed rate mortgages	11.35%	11.38%	(0.26)%
Adjustable rate mortgages	10.63%	9.97%	6.62%
Gross margin – adjustable rate mortgages	7.41%	7.29%	1.65%
ScoreDirect Loans(3)
Percentage of total purchases and originations	13.90%	—	—
Combined weighted average initial LTV	85.66%	—	—
Weighted average median credit score	647	—	—
Weighted average interest rate:
Fixed rate mortgages	6.63%	—	—
Adjustable rate mortgages	6.59%	—	—
Gross margin – adjustable rate mortgages	4.84%	—	—

(1)	Includes all called loans.

(2)	The letter grade applied to each risk classification reflects our internal standards and do not necessarily correspond to classifications used by other mortgage lenders. We use our credit grades only for nonconforming and sub-prime loans, many of which inherently carry greater risk than conforming and prime loans.

(3)	ScoreDirect uses the credit score as the determining factor in the credit decision; and therefore, there is no credit grade associated with loans originated under this program.

(4)	Loans that generally meet the underwriting guidelines of one of the government-sponsored entities such as Freddie Mac, Fannie Mae, and Ginnie Mae.

The following table shows the composition of our loan production by borrower risk classification for the years ended December 31, 2003, 2002, and 2001.

	For the Year Ended December 31,
	2003	2002(1)	2001	Variance 2001 - 2003
A+ Credit Loans(2)
Percentage of total purchases and originations	44.32%	29.19%	17.95%	146.91%
Combined weighted average initial LTV	80.73%	78.73%	73.93%	9.20%
Weighted average median credit score	669	660	676	(7 points )
Weighted average interest rate:
Fixed rate mortgages	7.69%	7.90%	7.95%	(3.27)%
Adjustable rate mortgages	6.75%	7.64%	8.41%	(19.74)%
Gross margin – adjustable rate mortgages	4.54%	4.77%	4.87%	(6.78)%
A Credit Loans(2)
Percentage of total purchases and originations	20.56%	24.56%	18.51%	11.08%
Combined weighted average initial LTV	79.60%	79.35%	79.85%	(0.31)%
Weighted average median credit score	604	613	619	(15 points )
Weighted average interest rate:
Fixed rate mortgages	7.59%	8.91%	9.68%	(21.59)%
Adjustable rate mortgages	7.31%	8.14%	8.95%	(18.32)%
Gross margin – adjustable rate mortgages	4.99%	5.06%	5.20%	(4.04)%
A - Credit Loans(2)
Percentage of total purchases and originations	23.22%	29.28%	35.66%	(34.89)%
Combined weighted average initial LTV	80.00%	80.39%	81.09%	(1.34)%
Weighted average median credit score	569	579	578	(9 points )
Weighted average interest rate:
Fixed rate mortgages	8.32%	9.43%	10.33%	(19.46)%
Adjustable rate mortgages	8.16%	9.06%	9.77%	(16.48)%
Gross margin – adjustable rate mortgages	5.68%	5.76%	5.75%	(1.22)%
B Credit Loans(2)
Percentage of total purchases and originations	7.35%	11.08%	16.58%	(55.67)%
Combined weighted average initial LTV	75.81%	75.88%	76.53%	(0.94)%
Weighted average median credit score	551	554	547	4 points
Weighted average interest rate:
Fixed rate mortgages	9.07%	10.35%	11.23%	(19.23)%
Adjustable rate mortgages	9.05%	9.90%	10.57%	(14.38)%
Gross margin – adjustable rate mortgages	6.19%	6.46%	6.42%	(3.58)%
C Credit Loans(2)
Percentage of total purchases and originations	3.69%	4.91%	9.34%	(60.49)%
Combined weighted average initial LTV	71.75%	71.74%	71.45%	0.42%
Weighted average median credit score	539	535	531	8 points
Weighted average interest rate:
Fixed rate mortgages	10.20%	11.52%	12.40%	(17.74)%
Adjustable rate mortgages	9.95%	10.86%	11.58%	(14.08)%
Gross margin – adjustable rate mortgages	6.66%	6.80%	6.92%	(3.76)%
D Credit Loans(2)
Percentage of total purchases and originations	0.47%	0.98%	1.96%	(76.02)%
Combined weighted average initial LTV	61.29%	60.20%	59.90%	2.32%
Weighted average median credit score	541	537	529	12 points
Weighted average interest rate:
Fixed rate mortgages	10.51%	12.20%	13.12%	(19.89)%
Adjustable rate mortgages	10.50%	11.78%	12.48%	(15.87)%
Gross margin – adjustable rate mortgages	7.63%	7.74%	7.59%	0.53%
Score Direct Loans(3)
Percentage of total purchases and originations	0.37%	—	—	—
Combined weighted average initial LTV	87.29%	—	—	—
Weighted average median credit score	630	—	—	—
Weighted average interest rate:
Fixed rate mortgages	7.44%	—	—	—
Adjustable rate mortgages	7.02%	—	—	—
Gross margin – adjustable rate mortgages	4.95%	—	—	—
Conforming Loans(4)
Percentage of total purchases and originations	0.02%	—	—	—
Combined weighted average initial LTV	76.68%	—	—	—
Weighted average median credit score	675	—	—	—
Weighted average interest rate:
Fixed rate mortgages	5.36%	—	—	—

(1)	Includes all called loans.

(2)	The letter grade applied to each risk classification reflects our internal standards and do not necessarily correspond to classifications used by other mortgage lenders. We use our credit grades only for nonconforming and sub-prime loans, many of which inherently carry greater risk than conforming and prime loans.

(3)	ScoreDirect uses the credit score as the determining factor in the credit decision; and therefore, there is no credit grade associated with loans originated under this program.

(4)	Loans that generally meet the underwriting guidelines of one of the government-sponsored entities such as Freddie Mac, Fannie Mae, and Ginnie Mae.

We have experienced a significant increase in our higher credit quality production since 2001 as interest rates have declined, which contributed to margin declines in the first quarter of 2004. As a result of ScoreDirect originations, our A plus and A credit production has decreased from 62% of our total production in the first quarter of 2003 to 48% for total production in the first quarter of 2004. Our ScoreDirect program does not utilize credit grades; however, the weighted average median credit score of our ScoreDirect production during the quarter ended March 31, 2004 of 647 was similar to the credit scores for our A plus and A production.

Loan Production by Income Documentation

We saw very little change in our loan production by income documentation during the first quarter of 2004 as compared to the first quarter of 2003. In order to remain competitive, we will continue to offer more score based products, which is part of our stated income documentation program; therefore we expect that the percentage of stated income will rise in future periods. The following table shows the composition of our loan production based on income documentation for the three months ended March 31, 2004 and 2003.

	For the Three Months Ended March 31,
	2004(1)		2003		Variance
Income documentation	% of Production	Weighted Average Median Credit Score	% of Production	Weighted Average Median Credit Score	% of Production	Weighted Average Median Credit Score
Full documentation	69.95%	611	70.26%	602	(0.44)%	9 points
Limited documentation	5.00	616	4.47	632	11.86	(16 points	)
Stated income	25.05	638	25.27	635	(0.87)	3 points

(1)	Includes all called loans.

The following table shows the composition of our loan production based on income documentation for the years ended December 31, 2003, 2002, and 2001.

	For the Year Ended December 31,
	2003		2002(1)		2001
Income documentation	% of Production	Weighted Average Median Credit Score	% of Production	Weighted Average Median Credit Score	% of Production	Weighted Average Median Credit Score	% of Production Variance 2001 - 2003	Weighted Average Median Credit Score Variance 2001 - 2003
Full documentation	66.69%	606	72.68%	601	77.79%	590	(14.27)%	16 points
Limited documentation	3.99	629	6.47	621	5.36	607	(25.56)	22 points
Stated income	29.32	643	20.85	616	16.85	602	74.01	41 points

(1)	Includes all called loans.

Loan Production by Borrower Purpose

We saw very little change in the mix of our borrower purpose within our production between the first quarter of 2004 and the first quarter of 2003. Even in years where we have experienced significant declines in mortgage interest rates, we have remained focused on cash-out refinance production. We anticipate the percentage of our purchase mortgage loan production may increase in the future as a result of increased interest rates and our strategically focused marketing efforts. The following table shows the composition of our loan production based on borrower purpose for the three months ended March 31, 2004 and 2003.

	For the Three Months Ended March 31,
Borrower Purpose	2004(1)	2003	Variance
Cash-out refinance	66.71%	69.12%	(3.49)%
Purchase	22.94	20.54	11.68
Rate or term refinance	10.35	10.34	0.10

(1)	Includes all called loans.

The following table shows the composition of our loan production based on borrower purpose for the years ended December 31, 2003, 2002 and 2001.

	For the Year Ended December 31,
Borrower Purpose	2003	2002(1)	2001	Variance 2001 - 2003
Cash-out refinance	68.05%	69.89%	69.86%	(2.59)%
Purchase	23.34	20.32	20.93	11.51
Rate or term refinance	8.61	9.79	9.21	(6.51)

(1)	Includes all called loans.

Loan Production Based Upon the Borrower’s Credit Score

We saw an increase in the mix of weighted average credit scores in the first quarter of 2004 from the first quarter of 2003. For the three months ended March 31, 2004, 60% of our production had credit scores greater than or equal to 601, compared to 56% for the three months ended March 31, 2003. If our production of lower credit quality borrowers increases, we expect our weighted average credit scores may decrease during 2004. We have also experienced an increase in our weighted average credit scores less than 500 and our unavailable credit scores since the first quarter of 2003 primarily related to called loans acquired during the first quarter of 2004. The following table shows the composition of our loan production based on the borrower’s credit score for the three months ended March 31, 2004 and 2003.

	For the Three Months Ended March 31,
Weighted Average Median Credit Score	2004(1)	2003	Variance
>700	8.82%	8.33%	5.88%
700 to 651	20.47%	18.20%	12.47%
650 to 601	30.23%	29.25%	3.35%
600 to 551	22.90%	24.53%	(6.64)%
550 to 501	14.76%	19.17%	(23.00)%
< 500	1.12%	0.41%	173.17%
Unavailable	1.71%	0.11%	1454.55%
Weighted Average Median Credit Score (2)	618	612	6 points

(1)	Includes all called loans.

(2)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.

The following table shows the composition of our loan production based on the borrower’s credit score for the years ended December 31, 2003, 2002 and 2001.

	For the Year Ended December 31,
Weighted Average Median Credit Score	2003	2002(1)	2001	Variance 2001 -2003
>700	9.84%	6.79%	7.41%	32.79%
700 to 651	20.85%	14.95%	11.73%	77.75%
650 to 601	29.05%	29.02%	22.98%	26.41%
600 to 551	23.06%	26.60%	26.55%	(13.15)%
550 to 501	16.60%	18.93%	24.29%	(31.66)%
< 500	0.49%	1.34%	6.19%	(92.08)%
Unavailable	0.11%	2.37%	0.85%	(87.06)%
Weighted Average Median Credit Score (2)	618	606	593	25 points

(1)	Includes all called loans.

(2)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.

Geographic Distribution

Our production levels by region have fluctuated primarily in connection with our called loans acquired during the first quarter of 2004, which had fewer loans originated in California and more loans originated in the South and Mid-Atlantic regions than our expected production for the first quarter of 2004. The following table sets forth the percentage of all loans originated or purchased by us by region for the three months ended March 31, 2004 and 2003.

	For the Three Months Ended March 31,
	2004(1)	2003	Variance
South	28.19%	24.74%	13.95%
California	22.84	27.02	(15.47)
Mid Atlantic	14.88	12.92	15.17
Midwest	11.54	11.85	(2.62)
West	10.53	9.83	7.12
Southwest	7.81	7.49	4.27
New England	4.21	6.15	(31.54)

Total	100.00%	100.00%

(1)	Includes all called loans.

The following table sets forth the percentage of all loans originated or purchased by us by region for the years ended December 31, 2003, 2002, and 2001.

	For the Year Ended December 31,
	2003	2002(1)	2001	Variance 2001 -2003
California	27.09%	24.23%	22.88%	18.40%
South	26.14	27.19	26.32	(0.68)
Mid Atlantic	14.06	13.79	11.21	25.42
Midwest	11.57	12.08	20.83	(44.46)
West	9.12	8.94	9.09	0.33
Southwest	6.36	8.71	6.38	(0.31)
New England	5.66	5.06	3.29	72.04

Total	100.00%	100.00%	100.00%

(1)	Includes all called loans.

Securitization and Financing

We, as a fundamental part of our present business and financing strategy, securitize almost all of our mortgage loans. From time to time, we may choose to sell loans rather than securitize them if we believe that market conditions present an opportunity to achieve a better return through such sales, and since 2001 we have sold $420.0 million in mortgage loans. We have securitized $16.5 billion and $6.9 billion of the loans we originated or purchased since 1996 and 2001, respectively, and intend to continue accessing the asset-backed securitization market to provide long-term financing for our mortgage loans. We generate earnings primarily from the net interest income and fees we record on the mortgage loans we originate and purchase, both before and after securitization.

In a typical securitization, pools of mortgage loans, together with the right to receive all payments on the loans, are assembled and transferred to a trust. The trust pledges the mortgage loans to an indenture trustee to secure payment on notes that are issued by the trust and represent our indebtedness. Most of the notes, which are referred to as asset-backed securities, are offered for sale to the public. The trust also issues a certificate that represents the ownership interest in the trust and is either privately placed or retained by the company sponsoring the securitization. Many of the notes are assigned ratings by rating agencies such as Moody’s, Standard & Poor’s, and Fitch. The indenture pursuant to which the notes are issued establishes various classes of notes, and assigns an order of rights to priority of payment to each class. A trust agreement and an administration agreement also provide for such administrative matters as the appointment of a trustee of the trust and the monthly distribution of funds and reports to the holders of the certificates. A sale and servicing agreement provides for the transfer of the mortgage loans to the trust and the servicing of the mortgage loans.

We finance loans initially under one of several different secured and committed warehouse financing facilities. When the loans are later securitized, we receive proceeds from the securities issued by the securitization trust, and use those proceeds to, among other uses, pay off the related warehouse financing. Generally, as the company sponsoring the securitization, we are not legally obligated to make payments on the securities issued by the securitization trust, although under GAAP, applicable to our current portfolio-based accounting, such obligations are included as liabilities on our consolidated balance sheet. We do, however, make certain customary representations and warranties to each securitization trust, which, if violated, could legally obligate us to repurchase some or all of the securitized loans from the trust. The asset-backed securities issued by the securitization trust receive interest out of the interest collected on the securitized loans and generally pay down as the securitized loans pay off.

The structure we employ in securitization transactions requires credit enhancement. Overcollateralization is a method of credit enhancement that we have typically used; however, we may elect to use different or additional methods of credit enhancement, such as primary mortgage insurance, reserve funds, or other methods described in the prospectuses filed with respect to our subsidiaries’ asset-backed securities. There are no direct financial costs to the use of overcollateralization. By applying excess cash flow (mortgage interest income net of interest on the asset-backed securities, losses, and servicing fees) to pay down the asset-backed securities of the trust faster than the underlying mortgages, we are able to create and maintain any required overcollateralization. Once the overcollateralization meets predetermined levels, we will begin to receive the excess cash flow from the mortgage loans in the trust. Depending upon the structure of the asset-backed securities and the performance of the underlying loans, excess cash flow may not be distributed to us for five to nine months or more. These excess amounts are derived from, and are affected by, the interplay of several economic factors:

•	the extent to which the interest rates of the mortgage loans exceed the interest rates of the related asset-backed securities;

•	the creation of overcollateralization;

•	the level of loss and delinquencies experienced on the securitized mortgage loans; and

•	the extent to which the loans are prepaid by borrowers in advance of scheduled maturities.

Historically, our securitizations have been structured as real estate mortgage investment conduits, or REMICs, the use of which results in a sale of the securitized mortgage loans for federal income tax purposes. If we consummate the REIT conversion, in the future we intend to structure most or all of our securitizations as non-REMIC borrowing transactions for federal income tax purposes, which will facilitate compliance with the applicable REIT income and asset tests and allow us to defer recognition of any taxable gain associated with the securitized mortgage loans.

We may recognize excess inclusion income attributable to the interests we retain in non-REMIC mortgage securitization transactions that are structured to qualify as borrowing transactions for federal income tax purposes.

Competition

We face intense competition in the business of originating, purchasing, securitizing, and servicing mortgage loans. Our competitors include consumer finance companies and other diversified financial institutions, mortgage banking companies, commercial banks, credit unions, savings and loans, credit card issuers, and insurance finance companies. Many of the largest of our competitors operate under federal charters and regulations that preempt state and local rules governing lenders and that facilitate efficient nationwide mortgage lending operations while we do not benefit from these federal regulations. Many traditional mortgage lenders have begun to offer products similar to those we offer to our borrowers. Fannie Mae and Freddie Mac have also expressed interest in adapting their programs to include non-conforming products, and have begun to expand their operations into the non-conforming sector, providing a secondary market for non-conforming loans and thereby increasing the liquidity available to our competitors. We also expect increased competition over the Internet, as entry barriers are relatively low over the Internet. Many of these competitors, including large financial corporations taking advantage of consolidation opportunities in the industry, are substantially larger and have more capital, or greater access to capital at lower costs, and greater technical and marketing resources than we have. Efficiencies in the asset-backed securities market have generally created a desire for increasingly larger transactions, giving companies with greater volumes of originations a competitive advantage.

Competition in the industry can take many forms, including interest rate and cost of a loan, convenience in obtaining a loan, customer service, amount and term of a loan, and marketing and distribution channels. Additional competition may lower the rates we can charge borrowers and potentially lower our net interest income.

Our competitive position may be affected by fluctuations in interest rates and general economic conditions. During periods of rising interest rates, competitors that have “locked in” low borrowing costs may have a competitive advantage. During periods of declining interest rates, competitors may solicit our borrowers to refinance their loans. During economic slowdowns or recessions, our borrowers may face new financial difficulties, which may result in increased defaults, and they may also be receptive to refinancing offers by our competitors.

We believe that, in this highly competitive environment, our competitive strengths are:

•	our investment in technology which supports operating efficiencies, maintains credit decision consistency, and enhances loss mitigation efforts;

•	our disciplined approach to underwriting and servicing non-conforming mortgage loans that uses sophisticated and integrated risk management techniques;

•	our customer-focused processing and underwriting teams that are responsive to borrowers’ needs;

•	our risk-based pricing approach that uses our historical performance databases to increase predictability of our returns; and

•	our low cost funding and liquidity available through the asset-backed securities market.

We believe these strengths enable us to produce higher-quality, better performing loans than our competitors.

Regulation

The mortgage lending industry is highly regulated. Our business is subject to extensive regulation and supervision by various federal, state, and local government authorities. As of March 31, 2004, we were licensed or exempt from licensing requirements by the relevant state banking or consumer credit agencies to originate and service first and second mortgages in 49 states. We do not originate loans in the State of Alabama or the District of Columbia.

Our mortgage lending and servicing activities are subject to the provisions of various federal laws and their implementing regulations, including the Equal Credit Opportunity Act of 1974, or ECOA, as amended, the Federal Truth-in-Lending Act, or TILA, and Regulation Z thereunder, HOEPA, the Fair Credit Reporting Act of 1970, or FCRA, as amended, the Real Estate Settlement Procedures Act, or RESPA, the Fair Debt Collection Practices Act, the Home Mortgage Disclosure Act, or HMDA, the Fair Housing Act and Regulation X thereunder, and the Gramm-Leach-Bliley privacy legislation.

Specifically, TILA was enacted to require lenders to provide consumers with uniform, understandable information with respect to the terms and conditions of loan and credit transactions. Among other things, TILA gives consumers a three-business day right to rescind certain refinance loan transactions that we originate. FCRA establishes procedures governing the use of consumer credit reports and also requires certain disclosures when adverse action is taken based on information in such a report.

HOEPA imposes additional disclosure requirements and substantive limitations on certain “high cost” mortgage loan transactions. As a matter of policy, we do not originate HOEPA-covered loans.

ECOA, which is implemented by Regulation B, prohibits creditors from discriminating against applicants on the basis of race, color, sex, age, religion, national origin or marital status, if all or part of the applicant’s income is derived from a publicly assisted program or if the applicant has in good faith exercised any right under the Consumer Credit Protection Act. ECOA also requires disclosures when adverse action is taken on an application, and prohibits creditors from requesting certain types of information from loan applicants. The Federal Fair Housing Act also contains anti-discrimination restrictions. HMDA requires us to collect and file with the Department of Housing and Urban Development information on our loan applications and originations.

RESPA mandates certain disclosures concerning settlement fees and charges and mortgage servicing transfer practices. It also prohibits the payment or receipt of kickbacks or referral fees in connection with the performance of settlement services.

The Gramm-Leach-Bliley Act imposes requirements on all financial institutions, including lenders, with respect to their collection and use of nonpublic financial information and requires them to maintain the security of that information.

In addition, we are subject to applicable state and local law and the rules and regulations of various state and local regulatory agencies in connection with originating, purchasing, processing, underwriting, securitizing, and servicing mortgage loans.

These rules and regulations, among other things:

•	impose licensing obligations on us;

•	establish eligibility criteria for mortgage loans;

•	prohibit discrimination;

•	require us to devote substantial resources to loan-by-loan analysis of points, fees, benefits to borrowers, and other factors set forth in laws, which often differ depending on the state, and in some cases the city or county, in which the mortgaged property is located;

•	require us to adhere to certain procedures regarding credit reports and personal information on loan applicants;

•	regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances, and payment features;

•	mandate certain truth-in-lending and other disclosures and notices to borrowers; and

•	may fix maximum interest rates, fees, and mortgage loan amounts.

Compliance with these laws is complex and labor intensive. We have ceased doing business in certain jurisdictions in which we believe compliance requirements cannot be assured at a reasonable cost with the degree of certainty that we require, and we may cease doing business in additional jurisdictions where we, or our counterparties, make similar determinations with respect to anti-predatory lending laws. Failure to comply with legal requirements in jurisdictions where we do business can lead to, among other things, loss of approved licensing status, demands for indemnification or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits, administrative enforcement actions, and civil and criminal penalties.

Any person who acquires more than 10% of our stock will become subject to certain state licensing regulations requiring such person periodically to file certain financial and other information disclosures. If any person holding more than 10% of our stock fails to meet a state’s criteria, or refuses to adhere to such filing requirements, our existing licensing arrangements could be jeopardized and we could lose our authority to conduct business in that state. The loss of required licenses or authority to conduct business in a state could have a material adverse effect on our results of operations, financial condition and business.

Regulatory Developments

Recently enacted and currently pending federal and state legislative and regulatory developments regarding mortgage lending practices (including proposals directed at “predatory lending”), consumer privacy, or protection and security of customer information could have a significant impact on our future business activities. Congress and a number of states are considering additional legislation concerning collection, use and security of consumer information. As permitted under federal law, states may enact privacy or customer information security legislation that is more stringent than the requirements of the federal Gramm-Leach-Bliley Act. To the extent that a variety of inconsistent state privacy rules or requirements are enacted, our compliance costs could substantially increase.

In the Fair and Accurate Credit Transactions Act of 2003, or FACT, Congress re-enacted the FCRA in an amended form in a legislative package that included a number of new provisions addressing the handling of consumer credit information and identity theft. The Federal Trade Commission, or FTC, and Federal Reserve Board are required by the legislation to issue a number of new implementing regulations during 2004. Although this legislation benefited lenders by re-enacting federal preemptions that establish a uniform national framework concerning credit reporting and use of credit information in making unsolicited offers of credit and by adding certain other preemption provisions related to use of consumer credit information, it also provides certain additional consumer protections, particularly with respect to consumer identity theft. Implementation of these new provisions may increase our costs and add to our compliance risks.

Congress in 2003 also re-enacted the Soldiers and Sailors Civil Relief Act of 1940 as the Servicemembers Civil Relief Act, or SCR Act, to provide certain protections and benefits for members of military services on active duty. The SCR Act places an interest rate cap of 6% on borrowing obligations, including mortgages, incurred by the borrower before entering active military service. In such cases, financial institutions may not charge a higher interest rate during the service member’s period of active service. “Interest rate” includes all charges and fees except bona fide insurance related to the obligations. Relief under this provision also extends to obligations on which a covered service member is a co-obligor. As re-enacted, the SCR Act and its legislative history make it plain that Congress intends all interest above the 6% limit to be forgiven by the lender and not just deferred. In addition, for mortgages entered into before the borrower’s active duty service and that go into default, institutions may not, in general, foreclose during the period of military service or for three months thereafter. In view of the large number of U.S. Armed Forces personnel on active duty and likely to be on active duty in the future, compliance with the SCR Act may have an adverse effect on our cash flow and interest income.

In addition, the FTC has recently established a nationwide “do-not-call” registry to supplement existing state limitations on telemarketing activities, despite court decisions calling into question the FTC’s authority to implement this registry. The FTC has put it into operation pending a definitive judicial decision. Millions of households have listed their telephone numbers on this registry, and the implementation of the FTC rule may adversely affect telemarketing activities by us or by vendors of our products.

Proposals addressing practices labeled as “predatory lending” continue to be considered in Congress. Several states and localities also are considering or have passed laws or regulations aimed at curbing “predatory lending.” In general, these proposals involve lowering the existing federal HOEPA or state thresholds for defining a “high-cost” loan, and establishing enhanced protections and remedies for borrowers who receive such loans. However, many of these laws and regulations also may have effects beyond curbing predatory lending practices and may restrict commonly accepted lending activities, including some of our activities. For example, some of these laws and regulations prohibit or limit prepayment charges or severely restrict a borrower’s ability to finance the points and fees charged in connection with a loan.

We have in the past ceased to do business in certain states that had enacted “predatory lending” legislation, although we resumed activities in certain states that subsequently modified their laws. Any further state legislation in this area may cause us to withdraw from doing business in the affected states or in other states in the future. In addition, for reasons of reputation and because of the enhanced risk, many whole loan buyers elect not to purchase any loan labeled as a “high cost” loan under any local, state or federal law or regulation. Accordingly, these laws and regulations could severely constrict the secondary market for a significant portion of our loan production. This restriction could effectively preclude us from originating loans that fit within the newly defined parameters and could have a material adverse effect on our ability to sell or securitize loans and therefore on our results of operations, financial condition and business. Adoption of such laws and regulations also could have a material adverse impact on our business by substantially increasing the costs of compliance with a variety of inconsistent federal, state and local rules, or by restricting our ability to charge rates and fees adequate to compensate us for the risk associated with certain loans.

The federal government also is reconsidering provisions that are important parts of the legal framework applicable to us as mortgage lenders. RESPA specifies disclosures for mortgages lenders to provide their customers and other procedures for mortgage lenders to follow. In 2002, the Department of Housing and Development, or HUD, undertook to substantially revise the rules implementing RESPA and modify the disclosures provided mortgage customers. In response to substantial criticism of HUD’s initial proposals, the agency in early 2003 determined not to adopt final rules and to reconsider its proposals. In late 2003, however, it was reported that HUD had submitted a revised RESPA rules proposal to the Office of Management and Budget with an intention to propose new rules in 2004. No proposed rules have yet been released for public comment. It is uncertain whether new rules will be proposed and whether any revised RESPA rules that may be adopted will be favorable or adverse to our activities and us.

Further, federal statutes and rules governing federally chartered banks and thrifts allow those entities to engage in mortgage lending in multiple states on a substantially uniform basis and without the need to comply with state licensing and other laws (including new state “predatory lending” laws described in this prospectus) affecting mortgage lenders. Federal regulators have expressed their position that these preemption provisions benefit mortgage subsidiaries of federally chartered institutions as well. In January 2004, the Comptroller of the Currency finalized preemption rules that confirm and expand the scope of this federal preemption for national banks and their operating subsidiaries. Such federal preemption rules and interpretations generally have been upheld in the courts. Moreover, at least one national rating agency has announced that in recognition of the benefits of federal preemption, it will not require additional credit enhancement by federal institutions when they issue securities backed by mortgages from a state with predatory lending laws. As a non-federal entity, we will continue to be subject to such rating agency requirements arising from state or local lending-related laws or regulations. Accordingly, as a mortgage lender that is generally subject to the laws of each state in which we do business, except as may specifically be provided in federal rules applicable to all lenders (such as FCRA, RESPA or Truth-in-Lending), we may be subject to state legal requirements and legal risks under state laws to which these federally regulated competitors are not subject, and this disparity may have the effect of giving those federal entities legal and competitive advantages.

Effective July 1, 2003, the OTS, the agency that administers the Parity Act for unregulated housing creditors, withdrew its favorable Parity Act regulations and Chief Counsel Opinions that authorized lenders to charge prepayment charges and late fees in certain circumstances notwithstanding contrary state law. Because our federal institution competitors continue to have the flexibility to offer products with the features addressed by the Parity Act, we may be at a competitive disadvantage and our loan origination volume may be reduced.

Furthermore, members of Congress and government officials have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. The competitive advantage of tax deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits to borrowers could have a material adverse effect on the demand for the loans we offer.

Regulatory and legal requirements are subject to change and may become more restrictive, making our compliance more difficult or expensive or otherwise restricting our ability to conduct our business as it is now conducted. Changes in these regulatory and legal requirements—including changes in their enforcement—could materially and adversely affect our business, financial condition, liquidity and results of operations.

Employees

We employed approximately 1,200 employees as of March 31, 2004. None of our employees are represented by a union or covered by a collective bargaining agreement.

Properties

As of May 24, 2004, our principal executive headquarters is located at 4860 Cox Road, Suite 300, in Glen Allen, VA and contains 34,448 square feet. Our principal mortgage loan origination headquarters is located at 4880 Cox Road in Glen Allen, VA and contains 59,948 square feet. Our principal mortgage loan servicing headquarters is located at 4708 Mercantile Drive, Fort Worth, TX and contains approximately 106,616 square feet. The leases for these premises expire on August 31, 2017, July 31, 2005 and March 31, 2011, respectively. We lease property in the following metropolitan areas as of May 24, 2004: Phoenix, AZ; Foothill Ranch, CA; Huntington Beach, CA; Laguna Hills, CA, Walnut Creek, CA; Denver, CO; Milford, CT; Ft. Lauderdale, FL; Tampa, FL; Atlanta, GA; Indianapolis, IN; Oakbrook Terrace, IL; Merriam, KS; New Orleans, LA; Livonia, MI; Greenbelt, MD; Las Vegas, NV; Raleigh, NC; Omaha, NE; Cherry Hill, NJ; Buffalo, NY; Hauppauge, NY; Portland, OR; Pittsburgh, PA; Nashville, TN; Dallas, TX; and Richmond, VA. We do not consider any specific leased location to be material to our operations. We believe that equally suitable alternative locations are available in all areas where we currently do business. On May 10, 2004, we also entered into a 12-year build-to-suit lease for approximately 115,000 square feet in Glen Allen, VA with Highwoods Realty Limited Partnership that is expected to commence in August 2005. Upon completion, this building will become our principal mortgage loan origination headquarters. We also own a condominium unit in Glen Allen, VA that is used for temporary corporate housing. In the opinion of our management, our properties are adequately covered by insurance.

Environmental

From time to time, in the ordinary course of our business, we foreclose on properties securing loans that are in default. To date, we have not been required to perform any material investigation or clean up activities, nor have we been subject to any environmental claims. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

Legal Proceedings

Because we are subject to many laws and regulations, including but not limited to federal and state consumer protection laws, we are regularly involved in numerous lawsuits filed against us, some of which seek certification as class action lawsuits on behalf of similarly situated individuals. If class actions are certified and there is an adverse outcome or we do not otherwise prevail in the following matters, we could suffer material losses, although we intend to vigorously defend these lawsuits.

Josephine Coleman v. America’s MoneyLine is a matter filed in the Circuit Court of the Third Judicial Circuit, Madison County, Illinois, Case No. 02L1557 filed on November 20, 2002. This is a class action suit alleging consumer fraud and unjust enrichment under Illinois law and similar laws of other states. Ms. Coleman alleges that she was improperly charged a fee for overnight delivery of mortgage loan documents. In December 2002, defendants filed a Petition to Compel Arbitration in the United States District Court for the Southern District of Illinois. The Motion to Compel Arbitration in federal court was denied on jurisdictional grounds. We appealed the District Court’s decision to the United States Court of Appeals for the Seventh Circuit. The Court of Appeals affirmed the District Court’s decision. We have filed a motion to compel arbitration in state court. If the plaintiff achieves nationwide class certification and the case is decided adversely to America’s MoneyLine, the potential loss could materially and adversely affect our earnings. At the present time, however, we cannot predict the outcome of the case.

Margarita Barbosa, et al. v. Saxon Mortgage Services (f/k/a Meritech Mortgage Services, Inc.) et al., is a matter filed on November 19, 2002 in the United States District Court for the Northern District of Illinois, Eastern Division, Case No. 02C6323. This is a class action suit alleging violation of the Illinois Interest Act, the Illinois Consumer Fraud Act, similar laws, if any, in other states, and a breach of contract. The plaintiffs allege that we violated Illinois law by collecting prepayment penalties in accordance with the terms of the mortgages of certain borrowers whose loans had been accelerated due to default, and which later were prepaid by the borrowers. We believe that approximately 27 Illinois mortgages are subject to the allegations. In addition, the plaintiffs allege that their claims apply to loans that we made in all other states in addition to Illinois, where we collected prepayment penalties in these particular circumstances. The claim of Ms. Barbosa was separated from the potential class action by a motion to compel arbitration pursuant to the arbitration agreement in her mortgage, and the claim has been settled. The mortgages of some or all of the other plaintiffs in the alleged class do not contain arbitration agreements. The court dismissed the sole federal law claim alleged by the plaintiffs against a non-affiliated defendant, and as a result dismissed without prejudice the state law claims against Saxon Mortgage Services and the other remaining defendants on jurisdictional grounds. The remaining named plaintiff re-filed the case as Loisann Singer, et al. v. Saxon Mortgage Services (f/k/a Meritech Mortgage Services, Inc.), et al. in the Circuit Court of Cook County, Illinois, Case No. 03CH13222 , and on our motion, the case was removed to the U.S. District Court for the Northern District of Illinois on September 10, 2003. The parties have agreed to a settlement in exchange for a dismissal which would require us to pay $0.2 million to the group of 27 former Illinois borrowers and their attorneys. The Court has entered an order approving the settlement, and we are in the process of performing our obligations under the settlement agreement. Each of the 27 former borrowers may choose to opt out of the settlement and may pursue individual actions against us. The settlement would not preclude former borrowers in other states from bringing similar claims, or attempting to assert similar claims as a class action.

Shirley Hagan, et al. v. Concept Mortgage Corp., Saxon Mortgage and others is a class action filed on February 27, 2003 in the Circuit Court of Wayne County, Michigan. The suit alleges that the defendant mortgage companies, including Saxon Mortgage, violated the Home Ownership and Equity Protection Act, the Truth in Lending Act, and the Real Estate Settlement Procedures Act with respect to the fees and interest rate charged to plaintiff and the related loan disclosures, in connection with the plaintiff’s loan and the loans of a similarly situated class of borrowers. The suit seeks rescission of the affected loans, damages with interest, and costs and attorneys fees. We removed the case to federal court and filed a motion to compel arbitration, which was granted by the Magistrate Judge and subsequently appealed by the plaintiff. The District Court affirmed the Magistrate Judge’s order, and we have initiated arbitration. The case is pending in the U.S. District Court for the Eastern District of Michigan, Southern Division, Case No. 03-71233. At this time we cannot predict the outcome of this matter.

We are subject to other legal proceedings arising in the normal course of our business. In the opinion of management, the resolution of these proceedings is not expected to have a material adverse effect on our financial position or our results of operations.

Policies with Respect to Certain Activities

The following is a discussion of our anticipated policies with respect to distributions, investments, financing, lending, and certain other activities. Our policies with respect to the activities may be reviewed and generally may be amended or revised from time to time by our board of directors or as applicable, the directors of our subsidiaries, without a vote of our shareholders.

Investment Policies

Investments in Real Estate or Interests in Real Estate. Our investment policies do not include making direct investments in real estate or interests in real estate other than as described below.

Investments in Real Estate Mortgages. We are engaged in the business of originating, purchasing and servicing non-conforming residential mortgage loans. We conduct our business primarily through our operating subsidiaries, most of which will be taxable REIT subsidiaries. These loans are secured primarily by first mortgages. We make mortgage loans to borrowers who typically have limited credit histories, have high levels of consumer debt, or have experienced credit difficulties in the past. We originate and purchase loans on the basis of the borrower’s ability to repay the mortgage loan, the borrower’s historical pattern of debt repayment, and the appropriateness of the loan collateral (including the amount of equity in the borrower’s property (as measured by the borrower’s loan-to-value ratio or LTV). The interest rate and maximum loan amount are determined based upon our underwriting and risk-based pricing matrices.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers. We have not, and we do not expect to, invest in securities of entities engaged in real estate activities or securities of other issuers, including to exercise control over such entities, but we may make such investments for the purpose of satisfying the REIT qualification tests. If we determine to make such investments, subject to the percentage of ownership limitations and gross income tests necessary for REIT qualification, we may acquire all or substantially all of the securities or assets of other REITs or other entities where such investments would be consistent with our investment policies. No such investments will be made, however, if the proposed investment would cause us to be an “investment company” under the Investment Company Act.

Financing Policies

We do not have a policy limiting the amount of indebtedness that we may incur. Our charter and bylaws do not limit the amount or percentage of indebtedness that we may incur. In the future, we may seek to extend, expand, reduce or renew our financing facilities or obtain new financing facilities or lines of credit that may contain certain limitations on indebtedness.

We finance our mortgage loans initially under one of several different secured and committed warehouse financing facilities on a recourse basis. These loans are subsequently financed using asset-backed securities issued through securitization trusts. We access the asset-backed securitization market to provide long-term financing for our mortgage loans.

To qualify as a REIT under the Code, we generally are required each year to distribute to our shareholders at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gain). We may be required to borrow funds on a short-term basis or liquidate investments to meet the distribution requirements that are necessary to qualify as a REIT, even if management believes that it is not in our best interests to do so.

We will consider a number of factors when evaluating our level of indebtedness and when making decisions regarding the incurrence of indebtedness, including overall prudence, the purchase price of properties to be acquired with debt financing, the estimated market value of our properties upon refinancing and our ability to generate cash flow from our operations or from particular properties to cover expected debt service. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.”

Lending Policies

We originate, purchase, securitize, and service primarily non-conforming residential mortgage loans derived through three separate production channels: wholesale, retail, and correspondent. We may also make loans to our subsidiaries, any joint ventures and other entities. For additional information, see “Business.”

Policies with Respect to Other Activities

Our policies with respect to the activities described below may be reviewed and generally amended or revised from time to time by our board of directors or as applicable, the directors of our subsidiaries, without a vote of the shareholders.

We have authority to offer common stock or other equity or debt securities in exchange for property and to repurchase or otherwise reacquire our shares of common stock or any other securities and may engage in such activities in the future. Subsequent to our acquisition of SCI Services in July 2001, we have not issued any equity securities, except as incentive compensation through the 2001 Stock Incentive Plan or upon the exercise of warrants issued in connection with our acquisition of all of the issued and outstanding capital stock of SCI Services from Dominion Capital on July 6, 2001. We have not issued any debt securities except for a $25 million note issued in connection with the acquisition of SCI Services.

We may issue preferred stock from time to time, in one or more series, as authorized by our board of directors, without the need for shareholder approval. We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers nor do we presently intend to invest in the securities of other issuers other than our wholly-owned subsidiaries. From time to time, we will evaluate investment opportunities in other real estate related entities and may in the future invest in one or more of these entities. At all times, we intend to make investments in such a manner as to be consistent with the requirements of the Code for us to qualify as a REIT unless, because of changing circumstances or changes in the Code (or in Treasury Regulations), the board of directors determines that it is no longer in our best interests to qualify as a REIT.

Reports to Investors

After this offering, Saxon REIT will become subject to the information reporting requirements of the Securities Exchange Act. Pursuant to these requirements, we will file periodic reports, proxy statements and other information, including certified financial statements, with the SEC as described below under the heading “Where You Can Find Additional Information.” Saxon Capital, which has been subject to the information reporting requirements of the Securities Exchange Act, since 2002, will cease to be subject to such requirements following the completion of this offering.

Conflict of Interest Policy

In connection with our adoption of a code of conduct, Saxon REIT has adopted Saxon Capital’s policies to reduce or eliminate potential conflicts of interest. However, we cannot assure you that these policies will be successful in eliminating the influence of these conflicts.

We have adopted a policy that institutes the following:

•	any potential conflicts of interest among our directors, officers, employees, their immediate family members, or any businesses they control must be disclosed to us;

•	without the approval of our Audit Committee, we will not enter into any business transaction with any of our directors, executive officers, members of their immediate families, or any businesses that they control; and

•	without the approval of the board of directors, none of our directors or executive officers are permitted to invest in or acquire any business which competes or would potentially compete with us; provided, however, that personal investments in publicly traded securities of any financial services company that competes with us is permitted so long as such acquisition is for investment purposes only and such director or executive officer does not become a principal or controlling person of such other company.

OUR STRUCTURE AND FORMATION TRANSACTIONS

We are a wholly-owned subsidiary of Saxon Capital formed as a Maryland corporation on February 5, 2004 for the purpose of becoming the parent of Saxon Capital through a series of transactions designed to convert Saxon Capital into a REIT. We are undertaking this offering as part of that corporate restructuring. Upon the consummation of the merger and related transactions described below, we will succeed to and continue the business of Saxon Capital and will make an election to be taxed as a REIT for federal income tax purposes. We have conducted no business to date other than that incident to facilitating the REIT conversion.

Pre-REIT Conversion Structure

Saxon Capital was formed as a Delaware corporation on April 23, 2001 with the name Saxon Capital Acquisition Corp. for the purpose of acquiring the business of SCI Services, Inc., a Virginia corporation. Saxon Capital acquired all of the issued and outstanding capital stock of SCI Services, Inc. from Dominion Capital, Inc., a wholly-owned subsidiary of Dominion Resources, Inc., on July 6, 2001 and changed its name to “Saxon Capital, Inc.” on October 5, 2001. Saxon Capital operates three subsidiaries, Saxon Mortgage, Inc., America’s MoneyLine, Inc. and Saxon Mortgage Services, Inc., through which it originates, purchases, and services non-conforming residential mortgage loans. Saxon Capital’s common stock has been listed for trading on the Nasdaq National Market under the symbol “SAXN” since January 16, 2002.

The REIT Conversion

The Merger

We plan to submit a merger agreement among Saxon Capital, Saxon REIT, Saxon Capital Holdings and Saxon Merger Corporation to Saxon Capital’s shareholders for approval. If the merger agreement is approved by Saxon Capital’s shareholders and all conditions to the consummation of the merger are satisfied or waived, a wholly-owned subsidiary of Saxon REIT, Saxon Merger Corporation, which is a Delaware corporation created solely for the purpose of effecting our corporate restructuring, will merge with and into Saxon Capital, with Saxon Capital as the surviving entity. Immediately thereafter, Saxon Capital will merge with and into Saxon Capital Holdings, another wholly-owned subsidiary of Saxon REIT, with Saxon Capital Holdings, as the surviving entity. As a result of these merger transactions, Saxon Capital Holdings, will be the surviving entity and the separate existences of Saxon Capital and Saxon Merger Corporation will terminate. Saxon REIT will adopt the name “Saxon Capital, Inc.” and will, through its subsidiaries, succeed to and continue the business operations of Saxon Capital.

In the merger, each outstanding share of Saxon Capital common stock will be converted into the right to receive one share of Saxon REIT common stock and between $              (if no currently outstanding options or warrants of Saxon Capital are exercised) and $              (if all currently outstanding options or warrants of Saxon Capital are exercised), depending on the number of shares of Saxon Capital common stock issued upon exercise of currently outstanding options and warrants prior to the closing of the merger, in cash. The rights and obligations of Saxon Capital under its employee benefit plans and related other agreements will be assumed by Saxon REIT, and all rights of the participants in Saxon Capital’s employee benefits plans to acquire shares of Saxon Capital common stock on the terms and conditions of such plans and such agreements will be converted into rights to acquire shares of Saxon REIT common stock.

Upon approval of the merger agreement by Saxon Capital’s shareholders, all currently unvested options and restricted stock units of Saxon Capital will vest. As a result, currently outstanding unexercisable options to purchase an aggregate of 1,394,125 shares of Saxon Capital common stock, of which options to purchase 1,096,250 shares are held by our directors and executive officers, will be accelerated and, 240,000 currently unvested restricted stock units, all of which are held by our directors and executive officers, will vest. Assuming all outstanding options, including those that will be accelerated, are exercised, all restricted stock units are vested, and all outstanding warrants are exercised, the shares issued upon exercise of the accelerated options will entitle our directors and executive officers to an aggregate of $              of the cash portion of the merger consideration. In addition, based upon the weighted average exercise price of the currently unvested options held by our directors and executive officers, which is $10.15 per share, and the closing price of Saxon Capital’s common stock on May 24, 2004 of $23.50 per share, this acceleration represents a benefit to our directors and executive officers of $13.35 per share, or $14,634,938 in the aggregate.

This Offering

In addition to the merger, our corporate restructuring contemplates this offering to the public of shares of Saxon REIT common stock. See “Use of Proceeds” for a discussion of the contemplated uses of the net proceeds of this offering. The merger and this offering will become effective concurrently.

Post-REIT Conversion Structure and Operations

The following diagram summarizes our current corporate structure and our expected corporate structure after the REIT conversion, including the effect of the closing of this offering:

MANAGEMENT

Directors, Executive Officers, and Key Employees

Upon completion of the merger, our board of directors will consist of the six directors named below, each of whom has consented to serve as a director upon completion of this offering until our first annual meeting of shareholders in 2005 and a successor is duly elected and qualified. All of our directors are currently members of Saxon Capital’s board of directors. Of the six, we believe at least four of our directors will be considered “independent” under the requirements of the Nasdaq National Market.

In addition, upon completion of the merger, the Saxon Capital executive officers and key employees listed below will hold the same titles for Saxon REIT.

Our directors, executive officers, and key employees and their ages as of May 24, 2004, and their anticipated positions with us upon completion of this offering, are as follows:

Name	Age	Title
Executive Directors and Officers:
Richard A. Kraemer	60	Chairman of the Board of Directors
Edward G. Harshfield	66	Director
David D. Wesselink	61	Director
Michael L. Sawyer	47	Director and Chief Executive Officer
Dennis G. Stowe	43	Director, President and Chief Operating Officer
Thomas J. Wageman	70	Director
Bradley D. Adams	38	Executive Vice President — Capital Markets
Robert B. Eastep	40	Executive Vice President and Chief Financial Officer
Carrie J. Pettitt	33	Controller
Bruce C. Morris	58	Chief Quality Control Officer
Jeffrey D. Parkhurst	44	Chief Credit Officer
Richard D. Shepherd	50	Senior Vice President, General Counsel and Secretary
Frederick R. Elflein, Jr.	40	Executive Vice President — Retail Channel
James V. Smith	46	Executive Vice President — Wholesale Channel
Jeffrey A. Haar.	37	Executive Vice President — Correspondent Channel
David L. Dill	40	Executive Vice President — Servicing Channel

Key Employees:
Jennifer B. Sebastian	34	Treasurer
Jeffrey D. Coward	34	Director — Pricing and Analytics
Lynn N. Smith	49	Director — Human Resources
Steven P. Walls	42	Director — Internal Audit
Bobbi J. Roberts	29	Vice President — Investor Relations
Mark D. Rogers	51	Vice President — Operations

Independent Directors

Our independent directors are as follows:

Richard A. Kraemer, Age 60. Mr. Kraemer is Chairman of our Board and has served as Chairman of the Board of Saxon Capital since December 9, 2003. Since 2002, Mr. Kraemer has been a trustee of the American Financial Realty Trust. Since 2001, he has been a director of The Community Bank. From 1996 to 1999, he was Vice Chairman of Republic New York Corporation, a publicly traded bank holding company. From 1993 to 1996, he was Chairman and Chief Executive Officer of Brooklyn Bancorp, the publicly traded holding company for Crossland Federal Savings Bank. Mr. Kraemer has held senior management positions for most of his thirty-year career. He received his undergraduate degree in real estate from Pace University.

Edward G. Harshfield, Age 66. From 1999 until its sale in 2002, Mr. Harshfield was Chairman of the Board and Chief Executive Officer of MFN Financial Corporation, a nationwide non-prime automobile finance company. From 1993 through 2002, he was President and Chief Executive Officer and later Vice Chairman and Director of Cal Fed Bancorp. Mr. Harshfield currently serves as Chairman and Chief Executive Officer of Aozora Bank (Tokyo); Director and Chairman, Compensation Committee for Venture Technologies, Inc., an on-line insurance brokerage company, and as a Director of Korea First Bank (Seoul) and member of the Risk Management and Audit Committees. Mr. Harshfield has held senior management positions in a variety of public and private companies for most of his forty-year career. He holds a certificate from the Advanced Management Program from Harvard Business School and received his undergraduate degrees from Southeastern University in Washington, D.C.

David D. Wesselink, Age 61. Mr. Wesselink has been Chairman and Chief Executive Officer of Metris Companies since December 2002. He joined Metris as Chief Financial Officer in 1998 and was named Vice Chairman in 2000. From 1993 to 1998, he was the Chief Financial Officer of Advanta Corporation. Prior to Advanta, he spent more than 20 years at Household International and was named HFC’s Chief Financial Officer in 1982 and Senior Vice President in 1986. Since 1992, Mr. Wesselink has also served as a director of CFC International, a specialty chemical company whose stock is traded on the Nasdaq National Market. He is also a board member of the American Financial Services Association (AFSA), Central College, and the National Institute of Consumer Credit at Marquette University. He holds a bachelor’s degree from Central College in Pella, Iowa, and an M.B.A. from Michigan State University.

Thomas J. Wageman, Age 70. Mr. Wageman has been Managing General Partner of TLT, Ltd. a financial services consulting business, since 1994. Since 1996 TLT, Ltd. has been the Trustee of the LMUSA Creditors Trust. From 1992 to 1994, Mr. Wageman was Chairman of the Board and CEO of Sunbelt National Mortgage Company, remaining as a consultant to that company until 1996, following its sale to First Tennessee National Corporation. He has held senior management and Board positions in a variety of public and private companies for most of his forty-year career. Mr. Wageman also serves on the board of directors of Nomas Corp., First Horizon Asset Securitization, Inc., and Heritage Bancorp Inc. Mr. Wageman received his bachelor’s degree from the University of Notre Dame and his M.B.A. from the University of Chicago.

Employee Directors, Executive Officers and Key Employees

Our employee directors are as follows:

Michael L. Sawyer, Age 47. Mr. Sawyer is our Chief Executive Officer and a Director. Mr. Sawyer has served as Saxon Capital’s Chief Executive Officer and a Director since 2001, and as its President from 1998 until 2001. Before being named President, Mr. Sawyer had served as a Director and Senior Vice President of Underwriting of Saxon Mortgage since 1995. Before joining Saxon Capital, Mr. Sawyer served as Vice President and Director of Conduit Funding for Household Financial Services. From 1993 until 1994, Mr. Sawyer was general manager and director of correspondent lending for Novus Financial Corporation. From 1985 until 1993, Mr. Sawyer held various managerial positions for Ford Consumer Finance, including regional underwriting manager and manager of operations. Mr. Sawyer received his Bachelor’s degree in Liberal Arts from the University of Illinois, and received his Masters of Business Administration from the University of California, Irvine.

Dennis G. Stowe, Age 43. Mr. Stowe is our President, Chief Operating Officer and a Director. Mr. Stowe has served as Saxon Capital’s President, Chief Operating Officer and a Director since 2001. Prior to being named to his current position, Mr. Stowe had served as President of Saxon Capital’s servicing company since 1994, in addition to Senior Vice President positions in Saxon Capital’s loan production subsidiaries. Before joining Saxon Capital in 1994, Mr. Stowe was Vice President of Niagara Portfolio Management Corp. (Niagara), responsible for management and liquidation of Goldome Credit Corporation (GCC) pursuant to Niagara’s contract with the FDIC, serving as GCC’s Senior Vice President. Mr. Stowe received his Bachelors of Business Administration in Accounting with honors from the University of Texas at Arlington.

Our other executive officers are as follows:

Bradley D. Adams, Age 38. Mr. Adams is our Executive Vice President of Capital Markets. Mr. Adams has served as Executive Vice President of Capital Markets of Saxon Capital since July 2002. Prior to this position, Mr. Adams had served as Senior Vice President of Capital Markets of Saxon Mortgage since 1999 and has run our loan securitization program since 1996. Before joining Saxon Capital in 1996, Mr. Adams was part of the portfolio management team at Resource Mortgage Capital, Inc., Saxon Capital’s parent company at the time. Mr. Adams has also held various positions in financial forecasting and management at Best Products Corporation, Hesa Educational Corp., and Growth Capital Corp. Mr. Adams received his Bachelor of Science degree in Finance and his Master of Business Administration degree from Virginia Commonwealth University.

Robert B. Eastep, Age 40. Mr. Eastep is our Executive Vice President and Chief Financial Officer. Mr. Eastep has served as Saxon Capital’s Principal Financial Officer since June 2002. Previously, Mr. Eastep served as Saxon Capital’s Vice President of Strategic Planning and Controller. Before joining Saxon Capital, Mr. Eastep worked at Cadmus Communications, a printing company, as Director of Internal Audit from 1998 to 1999. Before that, Mr. Eastep served as Vice President-Finance for Central Fidelity Bank, NA (now Wachovia Corporation), a commercial bank, from 1996 to 1998. Before 1996, Mr. Eastep was a Senior

Manager in the financial services practice at KPMG LLP, an international accounting firm. Mr. Eastep received his Bachelor of Science in Business Administration with honors from West Virginia University. Mr. Eastep is a licensed Certified Public Accountant in the Commonwealth of Virginia.

Carrie J. Pettitt, Age 33. Ms. Pettitt is our Vice President and Controller. Ms. Pettitt has served in this capacity since October 2003. Prior to joining Saxon Capital in 2003, Ms. Pettitt served as Senior Manager at KPMG LLP since 1999, providing financial statement audit and internal control advisory services primarily to clients in the financial services industry. Ms. Pettitt was employed from 1995 to 1999 by Dynex Capital, Inc., a mortgage and consumer finance company, and served as their Assistant Treasurer and Manager of Investor Relations. Ms. Pettitt began her career with KPMG LLP in 1992 performing financial statement audits, again in the financial services industry. Ms. Pettitt received a Bachelor of Business Administration, with a Concentration in Accounting, from The College of William and Mary and is a licensed Certified Public Accountant in the Commonwealth of Virginia.

Bruce C. Morris, Age 58. Mr. Morris is our Vice President of Quality Control. Mr. Morris has managed our Quality Control department since 1998. Before joining Saxon Capital, Mr. Morris was a Senior Asset Manager for SMAI, Inc., an independent contract firm that managed the liquidation of failed financial institutions under contract with the RTC/FDIC from 1993 to 1997. Before that, Mr. Morris held various senior management positions at Ritz-Cohen Joint Ventures, HomeFed Bank, and SunBelt Savings FSB. Mr. Morris received his Bachelor of Business Administration degree in Finance and Economics from Stephen F. Austin University.

Jeffrey D. Parkhurst, Age 44. Mr. Parkhurst is our Vice President and Chief Credit Officer. Prior to being named to his current position in 2003, Mr. Parkhurst had served as Saxon Capital’s Vice President of Wholesale Underwriting since 1998, and as Vice President of Central Loan Originations for America’s MoneyLine from 1997 to 1998. Before joining America’s MoneyLine, Mr. Parkhurst held various managerial positions at Novus Financial Corporation, and served as Origination Manager from 1992 to 1997. Mr. Parkhurst also held various managerial positions during a ten-year career at Household Finance Corporation. Mr. Parkhurst received his Bachelor of Science degree in Economics from Illinois State University.

Richard D. Shepherd, Age 50. Mr. Shepherd is our Senior Vice President, General Counsel, and Secretary. Mr. Shepherd has managed our Legal Department since 1996, and our corporate secretary functions since 2001. Previously he had served as our Regulatory Compliance Counsel. Before joining Saxon Capital in 1995, Mr. Shepherd practiced law at Ragsdale, Beals, Hooper & Seigler (Atlanta, Georgia) and Robert Musselman and Associates (Charlottesville, Virginia) concentrating in real estate finance matters. Mr. Shepherd received his Bachelor of Arts degree from the University of Maryland, and his law degree from the University of Virginia.

Frederick R. Elflein, Jr., Age 40. Mr. Elflein is the Vice President of our Retail Production Channel. Mr. Elflein is responsible for management of Saxon Capital’s Retail business channel. Before joining Saxon Capital in 1997, Mr. Elflein had served in various managerial positions at Household Finance Corporation since 1986, most recently as Regional

Vice President of the Western Sales Region. Mr. Elflein received his Bachelor of Arts degree from Creighton University in Omaha, Nebraska.

James V. Smith, Age 46. Mr. Smith is the Vice President of our Wholesale Business Channel and has served in this capacity since February 2003. Before joining Saxon Capital in February 2003, Mr. Smith was Executive Vice President and Chief Operating Officer of Origen Financial L.L.C. From 1994 until 1995, Mr. Smith served as Assistant Vice President of Conduit Funding for Household Financial Services in Pomona, California. From 1990 until 1994, Mr. Smith was Executive Vice President for Genesis Management Group in Atlanta, Georgia. Mr. Smith served as Senior Vice President for Barclays American Financial from 1988 until 1990. From 1979 until 1988, Mr. Smith held various managerial positions with Meritor Credit Corporation and Conseco Finance Corporation, including directing regional underwriting, operations, servicing, sales and business development functions. Mr. Smith received his Bachelors of Business Administration in Finance from Georgia State University in Atlanta, Georgia.

Jeffrey A. Haar, Age 37. Mr. Haar is the Vice President of our Correspondent Business Channel. Mr. Haar is responsible for management of Saxon Capital’s Correspondent business channel. Mr. Haar joined Saxon Capital as a Regional Account Manager in 1997. Before joining Saxon Capital, Mr. Haar had served as Senior Vice President of Indy Mac’s Correspondent Lending Division since 1996, and National Account Manager from 1993 to 1996. Prior to these positions, Mr. Haar was a Retail Loan Officer for First Pacific Mortgage and Commerce Security Bank from 1990 to 1993. Mr. Haar received his Bachelor of Business Administration in Finance from the University of Toledo.

David L. Dill, Age 40. Mr. Dill is our Vice President of Servicing and is responsible for management of Saxon Capital’s Servicing business channel. Mr. Dill joined Saxon Capital in 1998 as Vice President and Loss Mitigation Manager, responsible for outbound collection and loss mitigation activities on mortgage loans sixty or more days delinquent. Before joining Saxon Capital, Mr. Dill held various managerial positions at North Dallas Bank and Trust from 1985 to 1998, most recently as Vice President of Consumer Lending. Mr. Dill studied at North Lake Jr. College and has completed real estate lending courses at the Texas Bankers Association Consumer Lending School.

Our key employees are as follows:

Jennifer B. Sebastian, Age 34. Ms. Sebastian is our Vice President and Treasurer. Prior to being named to her current position in June 2002, Ms. Sebastian served as Vice President and Assistant Treasurer of Saxon Mortgage, Inc., Saxon Mortgage Services, Inc. and America’s MoneyLine, Inc. since 2001, as Assistant Vice President and Assistant Treasurer from 1999 to 2001, and as Cash Manager from 1996 to 1999. Before joining Saxon Capital, Ms. Sebastian served in various financial positions at Resource Mortgage Capital, Inc., Moody’s Investor Services, and Northeast Appraisals Corp. Ms. Sebastian received her Bachelor of Science in Economics with honors from St. Bonaventure University.

Jeffrey D. Coward, Age 34. Mr. Coward is our Vice President of Pricing and Analytics. Mr. Coward has managed our Pricing and Analytics group since 1997. Prior to this position, Mr.

Coward served as Assistant Vice President of Secondary Marketing. Mr. Coward joined Saxon Mortgage as a Secondary Marketing Analyst in 1993. Mr. Coward completed a Pricing Strategy and Tactics Executive Education Course at the University of Chicago Graduate School of Business in December 2000. Mr. Coward graduated Cum Laude from Virginia Commonwealth University with a Bachelor of Science degree in Finance.

Lynn N. Smith, Age 49. Ms. Smith is our Vice President of Human Resources and has served as our director of Human Resources since 1996. Prior to joining Saxon Capital, Ms. Smith was Director of Human Resources for Busch Properties, Inc., a division of Anheuser-Busch. Ms. Smith received her Bachelor of Arts in Education from Virginia Polytechnic Institute and State University.

Steven P. Walls, Age 42. Mr. Walls has directed Saxon Capital’s Internal Audit group since 2002. Prior to joining Saxon Capital, Mr. Walls was a principal for the accounting firm of Cheely, Burcham, Eddins, Rokenbrod & Carroll, P.C., and its predecessor, VanHuss & Walls, P.C. from 1995 to 2002. Prior to 1995, Mr. Walls was employed as senior manager with KPMG LLP as senior manager in the financial services assurance sector. Mr. Walls received his Bachelor of Science in Business Administration from the University of Central Florida. Mr. Walls is a licensed Certified Public Accountant in the Commonwealth of Virginia and holds the designation of Certified Internal Auditor.

Bobbi J. Roberts, Age 29. Ms. Roberts is our Vice President of Investor Relations. Ms. Roberts has served as Saxon Capital’s Investor Relations officer since July 2001. Prior to her current position, Ms. Roberts served as Saxon Capital’s Director of Financial Analysis and Reporting. Before joining Saxon Capital, Ms. Roberts served in various financial positions at GMAC Model Home Finance, Dynex Capital, Inc. and the Virginia Auditor of Public Accounts. Ms. Roberts received her Bachelor of Science in Accounting from Virginia Commonwealth University and is a licensed Certified Public Accountant in the Commonwealth of Virginia.

Mark D. Rogers, Age 51. Mr. Rogers is our Vice President of Operations, and is in charge of Information Technology, Project Management, and Corporate Marketing. Prior to being named to his current position in 2004, Mr. Rogers had served as SCI Services’ Senior Vice President since 2002. Before joining Saxon Capital, Mr. Rogers led the creation and marketing of web based data products for the financial services industry at Tyler Technologies. Mr. Rogers also held various top management positions during his fourteen-year career at First American Financial. Mr. Rogers began his career in escrow administration at Lomas Mortgage USA. Mr. Rogers has been a member of the Mortgage Bankers Association for 22 years. He studied at Southwest Texas State University and has completed various real estate lending and mortgage banking related courses.

Board Committees

Executive Committee. The executive committee has and may exercise all of the powers and authority of the board of directors in the management of our business and affairs, except where action of the entire board of directors is required by statute. The executive committee will consist of Messrs. Kraemer, Sawyer, and Wageman.

Audit Committee. The Audit Committee will consist of four independent directors—Messrs. Kraemer, Harshfield, Wesselink, and Wageman. Nasdaq Marketplace Rules and our Audit Committee charter require that the Audit Committee have at least three members, all of whom must be “independent directors,” as defined in the Nasdaq Marketplace Rules. Mr. Wesselink has been designated as the Audit Committee’s financial expert. All of the members of our Audit Committee are “independent directors” under the applicable regulatory requirements as currently in effect. The Audit Committee operates under a written charter adopted by the board of directors. The Audit Committee’s pre-approval policies and procedures regarding audit and non-audit services are included in its charter. Among other things, the Audit Committee is responsible for:

•	engaging the independent public accountants and approving all fees in advance;

•	monitoring the integrity of our financial reporting process and internal control systems regarding finance, accounting and legal compliance;

•	monitoring the independence and performance of our independent public accountants and our internal audit function; and

•	providing an avenue of communication among the independent public accountants, management, our internal auditors and the board of directors.

Compensation Committee. The Compensation Committee, among other matters, has responsibility to:

•	review the salaries, benefits, and other compensation of our directors, officers, and employees;

•	administer equity-based compensation under our 2001 Stock Incentive Plan; and

•	make recommendations to our board of directors regarding the salaries, benefits and other compensation of our directors, officers and employees.

The Compensation Committee is required to have at least two members, both of whom must be independent directors. The Compensation Committee will consist of Messrs. Wesselink, Harshfield, Kraemer, and Wageman.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee will consist of four independent directors – Messrs. Wageman, Harshfield, Kraemer and Wesselink. The Nominating and Corporate Governance Committee operates under a written charter adopted by the board of directors which is available on our website at www.saxoncapital.com. This charter requires, among other things, that this committee have at least three members, all of whom must be “independent directors.” Among other matters, this committee has responsibility to:

•	identify, evaluate the qualifications of, and make recommendations to the board concerning potential candidates for nomination and election to director positions, committee positions and committee chairs;

•	develop and evaluate board and committee member attributes and continuing education; and

•	formulate and recommend to the board from time to time such policies that it may consider to be advisable relating to (1) limitations on boards of director service, employment or business relationships; (2) qualification, tenure, compensation and retirement of directors; and (3) ethical standards and our code of conduct.

Criteria for Board Nomination. In making nominations for directors, the Nominating and Corporate Governance Committee considers the appropriate balance of experience, skills, and background advantageous to us and our shareholders, and intends generally to seek directors with the following characteristics:

•	significant related business experience or equivalent, including extensive senior executive experience or equivalent;

•	satisfaction of all requirements for independent director status;

•	understanding of the roles and responsibilities of public company directors;

•	ability to relate to our mission, values, and governance principles;

•	personal independence, and willingness to be a strong advocate of independent views and judgment;

•	willingness and ability to commit the necessary time;

•	ability to work effectively and congenially with other directors, while remaining independent; and

•	in good health and capacity for service.

The Nominating and Corporate Governance Committee seeks to ensure that at least a majority of the directors are independent under the rules of the Nasdaq National Market, and that members of our audit committee meet the financial literacy requirements under the rules of the Nasdaq National Market and at least one of them qualifies as an “audit committee financial expert” under the rules of the SEC.

Board Nomination Process. The process for identifying and evaluating nominees to the board of directors is initiated by identifying a slate of candidates who meet the criteria for selection as a nominee and have the specific qualities or skills being sought based on input from members of the board and, if the Nominating and Corporate Governance Committee deems appropriate, a third-party search firm. These candidates are evaluated by the Nominating and Corporate Governance Committee by reviewing the candidates’ biographical information and qualifications and checking the candidates’ references. The Nominating and Corporate Governance Committee may engage qualified professional firms to assist in identifying persons and/or evaluating qualifications. Candidates recommended by the Nominating and Corporate Governance Committee are presented to the board for selection as nominees to be presented for the approval of the shareholders or for election to fill a vacancy.

Shareholder Recommendations. The Nominating and Corporate Governance Committee will use a similar process to evaluate candidates recommended by shareholders. However, to date, we have not received any shareholder’s proposal to nominate a director.

To recommend a prospective nominee for the Nominating and Corporate Governance Committee’s consideration, please submit the candidate’s name and qualifications to the Corporate Secretary at 4860 Cox Road, Suite 300, Glen Allen, Virginia 23060. Submissions must include sufficient biographical information concerning the recommended individual, including age, five year employment history with employer names and a description of the employer’s business, whether such individual can read and understand basic financial statements and board memberships (if any), for the Nominating and Corporate Governance Committee to consider. Instructions for doing so and applicable deadlines are posted in the Corporate Governance section of our website www.saxoncapitalinc.com.

Shareholder Communications with Directors. Generally, shareholders who have questions or concerns regarding us should contact our Investor Relations department at (804) 967-7879. However, shareholders may communicate directly to the board of directors. Shareholder instructions for doing so including a dedicated mailing address are posted on the hyperlink, “Shareholder/Employee Communications” that we maintain on our corporate website.

Compensation of Directors

Set forth below is a description of the fees Saxon Capital pays its directors. Following completion of this offering, Saxon REIT will pay these fees instead of Saxon Capital. Saxon Capital pays its independent directors an annual cash retainer of $30,000 and an annual stock retainer of $20,000 (based on the closing price of our common stock on the date of grant). The chairman of the Audit Committee receives an additional annual cash retainer of $10,000, and each other committee chairman receives an additional annual cash retainer of $5,000. Each independent director receives a fee of $3,000 for each board or committee meeting attended, other than the chairman of the board who receives $6,000 for each board meeting attended and $3,000 for each committee meeting attended. Upon first being elected to Saxon Capital’s board of directors, or in the case of those independent directors serving as members of Saxon Capital’s board as of the date of the merger, each independent director receives a one-time grant of 25,000 restricted stock units that vest 25% each year over a four year period; dividend equivalents are paid to the independent directors with respect to these units, including unvested units, when dividends are otherwise paid. In 2003, each independent director was granted 15,000 restricted stock units under the 2001 Stock Incentive Plan that vest 20% each year over a five-year period. All future stock awards to the independent directors will be made under the 2004 Incentive Compensation Plan. All currently unvested restricted stock units will immediately vest upon approval of the merger agreement by Saxon Capital’s shareholders. Saxon Capital also reimburses all of its independent directors for reasonable expenses incurred in attending meetings as well as expenses incurred for other necessary Saxon Capital business purposes.

Executive Compensation

Saxon REIT expects to continue Saxon Capital’s compensation policies. The following table sets forth the total components paid or accrued by Saxon Capital during the last three fiscal years to our Chief Executive Officer and our four most highly compensated executive officers, who are referred to as named executive officers:

Summary Compensation Table

		Annual Compensation						Long Term Compensation
								Awards		Payouts
Name and Principal Position	Year	Salary(1)		Bonus		Other Annual Compensation(2)		Restricted Stock Units(3)	Securities Underlying Options/SARs	LTIP Payouts(4)		All Other Compensation(5)
Michael L. Sawyer, Director and Chief Executive Officer	2003 2002 2001	$ $ $	375,000 325,000 281,250	$ $ $	565,500 407,858 349,392	$	— — 11,630	$1,555,200 — —	— — 500,000	$	— — 121,747	$ $ $	7,985 7,667 117,906
Dennis G. Stowe, Director, President and Chief Operating Officer	2003 2002 2001	$ $ $	365,879 331,250 268,750	$ $ $	540,000 408,500 338,544	$	— — 11,424	$1,036,800 — —	— — 500,000	$	— — 75,397	$ $ $	4,216 813 103,406
James V. Smith, Vice President, Wholesale Division	2003 2002 2001		$137,500 — —		$330,000 — —		— — —	— — —	50,000 — —		— — —		— — —
Jeffrey A. Haar, Vice President, Correspondent Division	2003 2002 2001	$ $ $	150,540 150,300 82,500	$ $ $	550,000 357,638 487,788		— — —	— — —	— — 67,500		— — —	$ $ $	6,000 6,908 6,480
Robert B. Eastep, Executive Vice President and Chief Financial Officer	2003 2002 2001	$ $ $	214,743 161,086 126,787	$ $ $	270,000 163,405 116,904		— — —	$518,400 — —	— — 82,500		— — —	$ $ $	3,631 2,832 2,163

(1)	Includes the purchase of unused vacation days earned during the year (employees are permitted to sell back 5 unused vacation days annually). Amounts for 2003 for the named executives were as follows: (a) Mr. Sawyer - $0, (b) Mr. Stowe - $5,538, (c) Mr. Haar - $0, (d) Mr. Eastep - $4,326, and (e) Mr. Smith - 0.

(2)	None of the named executive officers received perquisites or benefits that met or exceeded the lesser of $50,000 or 10% of his respective salary plus bonus payments.

(3)	The aggregate restricted stock units held by the named executive officers and the value of such units as of December 31, 2003 are as follows: (a) Mr. Sawyer, 90,000 restricted stock units valued at $1,885,500; (b) Mr. Stowe, 60,000 restricted stock units valued at $1,257,000; and (c) Mr. Eastep, 30,000 restricted stock units valued at $628,500. Each named executive officer is entitled to receive dividend equivalents on their respective restricted stock units when dividends are otherwise paid. Amounts listed in the table represent the value at the date of grant.

(4)	Long term incentive plan payments distributed from Dominion Resource’s Utility Growth Plan.

(5)	The amounts listed for 2003 are as follows:

	401(k) Match	Deferred Compensation
Michael L. Sawyer	$4,235	$3,750
Dennis G. Stowe	$4,216	—
James V. Smith	—	—
Jeffrey A. Haar	$6,000	—
Robert B. Eastep	$3,631	—

Option Grants in Last Fiscal Year

The following table provides information with respect to Saxon Capital concerning grants of options to purchase Saxon Capital common stock made during 2003 to our named executive officers.

Individual Grants
Name	Number of Securities Underlying Options Granted(1)	Percent of Total Options Granted to Employees in Fiscal Year(2)	Exercise of Base Price ($/Sh)	Expiration Date(3)	Grant Date Present Value ($)
James V. Smith	50,000	83%	$12.54	03/25/13	$409,000

(1)	The options with a strike price of $12.54 vest 25% over a four-year period beginning on March 25, 2003. All options will become immediately vested and exercisable upon approval of the merger agreement by Saxon Capital’s shareholders.

(2)	The valuation calculations are solely for purposes of compliance with the rules and regulations promulgated under the Securities Exchange Act, and are not intended to forecast possible future appreciation, if any, of our stock price. The grant date present value for the options expiring on March 25, 2013 is derived by using the Black-Scholes option-pricing model with the following assumptions: option term of 10 years; an annualized risk-free interest rate range of 3.96%; a volatility rate of 50%, and a dividend yield of 0%. The approach used in developing the assumptions upon which the Black-Scholes valuations were calculated is consistent with the requirements of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation.” This valuation model was not adjusted for risk of forfeiture or the vesting restrictions of the options for the options expiring on March 25, 2013, which became exercisable pro rata over a four-year period. This valuation model does not necessarily represent the fair market value of individual options. At the expiration date, the options will have no actual value unless, and only to the extent that, the price of the common stock appreciates from the grant date to the exercise date.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets forth information regarding the number of securities underlying exercisable and unexercisable options, and the value of exercisable and unexercisable options held by the named executive officers as of December 31, 2003.

Name	Shares Acquired Upon Exercise(#)	Value Realized($)	Number of Securities Underlying Unexercised Options/SARs at FY-End Exercisable/Unexercisable(1)	Value of Unexercised In- the-Money Options at FY-End($) Exercisable/ Unexercisable(2)
Michael L. Sawyer, Director and Chief Executive Officer	0	0	250,000/250,000	$2,737,500/$2,737,500
Dennis G. Stowe, Director, President and Chief Operating Officer	0	0	250,000/250,000	$2,737,500/$2,737,500
James V. Smith, Vice President	0	0	0/50,000	$0/$420,500
Jeffrey A. Haar, Vice President	0	0	33,750/33,750	$369,188/$369,188
Robert B. Eastep, Executive Vice President and Chief Financial Officer	0	0	41,250/41,250	$451,313/$451,313

(1)	All currently unexercisable options will become immediately vested and exercisable upon approval of the merger agreement by Saxon Capital’s shareholders.

(2)	The amounts set forth represents the difference between the estimated fair market value of $20.95 per share as of December 31, 2003 and the exercise price of the in-the-money options, multiplied by the applicable number of shares underlying such options.

Employment Agreements

Effective upon the completion of the merger, each of Messrs. Sawyer, Stowe, Adams, and Eastep shall waive his rights to any change in control payments in connection with the REIT conversion provided for under his current employment agreement. Saxon Capital and Saxon REIT expects to enter into employment agreements with Messrs. Sawyer, Stowe, Adams and Eastep, effective only if the REIT conversion occurs, at which time the existing employment agreements will terminate. We expect such agreements to provide for the terms described below.

The employment agreements with Messrs. Sawyer and Stowe provide for two-year terms and the employment agreements for Messrs. Adams and Eastep provide for one-year terms, with each agreement automatically renewing for successive one-year terms unless previously terminated. The employment agreements require each of them to devote their best efforts to our interests and business and prohibit them from disclosing information, competing with us, and soliciting employees while employed and for specified periods after termination of employment for any reason other than for cause. Under the terms of these employment agreements, each of Messrs. Sawyer, Stowe, Adams and Eastep is entitled to an annual base salary of $450,000, $400,000, $250,000 and $250,000, respectively. Each executive’s base salary may be increased by the Compensation Committee. The employment agreements also provide Messrs. Sawyer, Stowe, Adams, and Eastep with an annual target bonus opportunity of 100% of base salary and provide that the annual maximum bonus opportunity for each executive will be 200% of base salary for Messrs. Sawyer and Stowe and 150% of base salary for Messrs. Adams and Eastep, each as determined by the Compensation Committee based upon their performance and our performance during the prior fiscal year.

The employment agreements also provide for a grant of 225,000, 175,000, 75,000 and 50,000 restricted stock units under the 2004 Incentive Compensation Plan to Messrs. Sawyer,

Stowe, Adams, and Eastep, respectively, that will vest 100% on the fifth anniversary of the date of grant. The restricted stock units will have tandem dividend equivalent rights that will pay dividend equivalents for so long as the restricted stock units (whether vested or unvested) are held by the executive. We also extend to each executive specified benefits and reimbursement of expenses.

If each executive complies with the terms of his employment agreement, and his employment is terminated, either by us (other than for cause) or voluntarily by the executive for good reason, then the executive generally is entitled to severance pay in the form of monthly payments in an amount equal to 1/12th of the sum of (A) the executive’s annual base salary plus (B) 100% of the maximum bonus for the fiscal year in which termination occurs, less deductions required by law payable in accordance with our normal payroll practices, for twenty-four months (or in the case of Messrs. Adams and Eastep, twelve months) following such termination. Alternatively, provided that the executive executes and delivers a general release within fifteen (15) days following such a termination of employment by us other than for cause or voluntarily by him for good reason, at the executive’s sole election the severance pay is payable at the time of such delivery of the general release and will consist of a lump sum equal to the sum of the amounts described in clauses (A) and (B) above (or, in the case of Messrs. Sawyer and Stowe, 200% of such sum) and any stock option not previously vested by the terms of the original grant vest as of the date of such termination. For purposes of the employment agreements, “good reason” includes:

•	the material reduction or material adverse modification without the executive’s prior written consent of the executive’s authority or duties (for instance, the substantial diminution or adverse modification in the executive’s title, status, overall position, responsibilities, reporting relationship or general working environment);

•	any reduction in the executive’s base salary or bonus calculation or any material reduction in employee benefits;

•	any requirement to move the executive’s principal place of employment to a location that is more than a 50 mile radius from its current location; or

•	any material breach of the employment agreement by us that is not cured within 30 days following demand for the cure thereof.

In the event of death or disability, there is no acceleration of the vesting of these options. To the extent not inconsistent with the terms of the 2001 Stock Incentive Plan, the executive’s options vest and become exercisable by the executive’s estate at the same times as if the executive had continued to be employed. In the event of death, the executive’s estate or heirs are not entitled to any severance pay or employee benefits, but are entitled to a pro-rated bonus equal to 100% of the executive’s base salary. The agreements also provide that a pro-rated bonus based on annual base salary will be paid to each executive if his employment is terminated due to disability.

Each executive’s employment agreement further provides that upon the consummation of a change in control (as defined below), the executive is entitled to receive, in the form of monthly payments, an amount equal to 1/12th of the sum of (A) the executive’s annual base salary plus (B) the maximum bonus for the fiscal year in which the consummation of a change in control occurs, less deductions required by law, payable in accordance with the normal payroll practices, for twenty-four months (or in the case of Messrs. Adams and Eastep, twelve months) following consummation of such change in control. We call such payment the change in control payment and such payment is a separate payment from severance pay. Alternatively, at each executive’s sole election, the change in control payment is payable in a lump sum equal to 200% (or in the case of Messrs. Adams and Eastep, 100%) of the sum of the amounts described in clauses (A) and (B) above. The change in control payment is in addition to, and not in lieu of, the executive’s base salary and bonus, if any, payable in accordance with the terms of the executive’s employment agreement. In addition, upon the consummation of a change in control, all of the executive’s options become immediately and fully exercisable. Following the consummation of a change in control, the executive is not entitled to receive severance pay in the event the executive’s employment is terminated for any reason. For purposes of the employment agreements, “change in control” generally means (1) an acquisition, merger, or consolidation, or (2) the sale of voting control or all or substantially all of our assets, with, by, or to any person or entity in which our shareholders immediately before the effective date of such change in control do not own a majority of the outstanding shares of the capital stock of the surviving entity after such change in control. If the executive’s employment is terminated other than for cause at any time following the public announcement of a prospective change in control, then, notwithstanding such termination, the executive is entitled to receive the change in control payment based on the executive’s base salary in effect on the date of such termination; provided, however, that such change in control payment is reduced by the total amount of any severance pay received by him, and thereafter he is not entitled to any further severance pay. If any payments, distributions, or benefits provided or to be provided to the executive, whether pursuant to their employment agreement or from other plans or arrangements maintained by us or any of our subsidiaries are determined to be subject to the excise tax imposed by Code Section 4999, the executive is entitled to receive a payment on an after-tax basis equal to a 100% reimbursement of the initial excise tax and 100% reimbursement of all other taxes resulting from the first reimbursement.

Benefit Plans

2004 Incentive Compensation Plan. If we complete this offering, Saxon REIT will assume the 2004 Incentive Compensation Plan if the 2004 Incentive Compensation Plan receives Saxon Capital shareholder approval. The 2004 Incentive Compensation Plan was adopted by Saxon Capital’s board of directors on January 25, 2004 and has been submitted for Saxon Capital shareholder approval.

The following discussion is a summary of the 2004 Incentive Compensation Plan. Saxon Capital’s board of directors approved the terms of the 2004 Incentive Compensation Plan to allow it to adequately provide future incentives to those individuals upon whose efforts it will rely for the continued success and growth of our business. The 2004 Incentive Compensation Plan is substantially similar to the 2001 Stock Incentive Plan, which is described below, with some modifications to reflect the change in our capital structure after the REIT conversion and to provide for the grant of cash-based awards. Executive officers will be eligible for unlimited cash-based awards. Other changes include changes to the applicable performance goals for awards intended to qualify as “performance based” under Section 162(m) of the Code. The aggregate number of shares of common stock available for grant under the 2004 Incentive

Compensation Plan will be equal to 15% of (a) the total number of shares outstanding of Saxon REIT immediately after the issuance of shares in this offering and the issuance of shares in the merger (assuming all currently outstanding options and warrants are exercised), minus (b) the total number of shares of Saxon Capital common stock that have been issued (either as stock awards or upon the exercise of options), or are issuable upon the exercise of options outstanding immediately prior to the consummation of the merger, pursuant to grants made under all employee and director equity-based compensation plans or arrangements of Saxon Capital other than the 2004 Employee Stock Purchase Plan and the 2001 Employee Stock Purchase Plan.

Any shares left or that become available under the 2001 Stock Incentive Plan will be transferred to the 2004 Incentive Compensation Plan.

Purpose. The purpose of the 2004 Incentive Compensation Plan is to motivate certain employees, nonemployee directors and independent contractors to put forth maximum efforts toward the growth, profitability, and success of us and our subsidiaries by providing incentives to such employees, nonemployee directors and independent contractors through cash payments and/or through the ownership and performance of our common stock. In addition, the 2004 Incentive Compensation Plan is intended to provide incentives that will attract and retain highly qualified individuals as employees and nonemployee directors, and to assist in aligning the interests of such employees and nonemployee directors with the interests of the shareholders of Saxon Capital.

Shareholder Approval. We will assume the 2004 Incentive Compensation Plan only if it is approved by Saxon Capital’s shareholders. Although awards may be granted prior to shareholder approval, such awards will be cancelled if Saxon Capital’s shareholders do not approve the 2004 Incentive Compensation Plan. In addition, our shareholders will need to approve any amendment, revisions or modification to the 2004 Incentive Compensation Plan if such amendment is determined to be material. Also, any amendment, revision, replacement, cancellation and re-grant, or other change to an outstanding award that is determined to be a “repricing” must be approved by our shareholders. Finally, if required by the regulations under Section 162(m) of the Code, our shareholders will need to reapprove the performance goals listed in the 2004 Incentive Compensation Plan no later than the first shareholder meeting that occurs in the fifth year following the year in which our shareholders previously approved such performance goals.

Administration. The Compensation Committee, or our board of directors or a committee or subcommittee appointed by our board, which we refer to as the Committee, will have the responsibility, in its sole discretion, to control, operate, manage and administer the 2004 Incentive Compensation Plan in accordance with its terms, including the following authority:

•	to determine eligibility for participation in the 2004 Incentive Compensation Plan;

•	to determine eligibility for and the type and size of an award granted under the 2004 Incentive Compensation Plan;

•	to grant awards to, and to enter into award agreements with, participants;

•	to supply any omission, correct any defect, or reconcile any inconsistency in the 2004 Incentive Compensation Plan in such manner and to such extent as it shall deem appropriate in its sole discretion to carry the same into effect;

•	to issue administrative guidelines as an aid to administer the 2004 Incentive Compensation Plan and make changes in such guidelines as it from time to time deems proper;

•	to make rules for carrying out and administering the 2004 Incentive Compensation Plan and make changes in such rules as it from time to time deems proper;

•	to the extent permitted under the 2004 Incentive Compensation Plan, grant waivers of plan terms, conditions, restrictions, and limitations;

•	to accelerate the vesting of any award when such action or actions would be in our best interest;

•	to grant awards in replacement of awards previously granted under the 2004 Incentive Compensation Plan or any other executive compensation plan of Saxon Capital (but subject to certain shareholder approval as described above); and

•	to take any and all other actions it deems necessary or advisable for the proper operation or administration of the 2004 Incentive Compensation Plan.

All determinations and interpretations made by the Committee are binding and conclusive on all participants and their heirs, successors, and legal representatives.

Eligibility. Every full-time employee of us or our subsidiaries will be eligible to participate under the 2004 Incentive Compensation Plan. Employees who become participants in the 2004 Incentive Compensation Plan will be selected by the Committee in its sole discretion. In addition, independent contractors selected by the Committee administering the 2004 Incentive Compensation Plan may become participants in the 2004 Incentive Compensation Plan. Also, all of our independent directors will be eligible to participate in the 2004 Incentive Compensation Plan.

Share Limits. The aggregate number of shares that may be delivered pursuant to all awards under the 2004 Incentive Compensation Plan will be equal to 15% of (a) the total number of shares outstanding of Saxon REIT immediately after the issuance of shares in this offering and the issuance of shares in the merger (assuming all currently outstanding options and warrants are exercised), minus (b) the total number of shares of Saxon Capital common stock that have been issued (either as stock awards or upon the exercise of options), or are issuable upon the exercise of options outstanding immediately prior to the consummation of the merger, pursuant to grants made under all employee and director equity-based compensation plans or arrangements of Saxon Capital other than the 2004 Employee Stock Purchase Plan and the 2001 Employee Stock Purchase Plan. For purposes of qualifying compensation payable under the 2004 Incentive Compensation Plan as “performance-based compensation” in accordance with Section 162(m) of the Code, no individual may be granted more than 1,000,000 shares of our common stock and be paid more than $10,000,000.

The number and kind of shares available under the 2004 Incentive Compensation Plan and the then outstanding stock-based awards, as well as exercise or purchase prices, performance targets under selected performance-based awards and share limits, are subject to adjustment in the event of certain reorganizations, mergers, combinations, consolidations, recapitalizations, reclassifications, stock splits, stock dividends, or other similar events, or extraordinary dividends or distributions of property to the shareholders.

The 2004 Incentive Compensation Plan will not limit the authority of the board of directors or the Committee to grant awards or authorize any other compensation, with or without reference to the common stock, under any other plan or authority.

Types of Awards. The Committee may, in its sole discretion, grant the following type of awards under the 2004 Incentive Compensation Plan:

•	stock options;

•	stock appreciation rights;

•	stock awards;

•	stock units;

•	dividend equivalent rights;

•	cash awards; and

•	any other type of award that is not inconsistent with the 2004 Incentive Compensation Plan.

The Committee, in its sole discretion, will determine all of the terms and conditions of each award, including but not limited to the following:

•	exercise price or purchase price;

•	method of exercise;

•	vesting;

•	expiration term of award;

•	effects of termination of participant’s employment or service;

•	change-in-control vesting and other effects of a change in control;

•	qualification of a stock option as an “incentive stock option”;

•	payout in cash, in property, or any combination of cash and property;

•	restrictive covenants;

•	transferability;

•	tax withholding;

•	tax deferral arrangements;

•	tandem or combination awards; and

•	any other term or condition that is not inconsistent with the 2004 Incentive Compensation Plan.

The Committee may use the following performance measures (either individually or in any combination) to set performance goals with respect to the grant or vesting of an award:

•	revenue;

•	sales;

•	pretax income before allocation of corporate overhead and bonus;

•	budget;

•	cash flow;

•	earnings per share;

•	net income;

•	division, group or corporate financial goals;

•	appreciation in and/or maintenance of the price of the common stock or any other publicly traded securities of Saxon Capital;

•	dividend;

•	total shareholder return;

•	return on shareholders’ equity;

•	return on assets;

•	return on investment;

•	internal rate of return;

•	attainment of strategic and operational initiatives;

•	market share;

•	operating margin;

•	profit margin;

•	gross profits;

•	earnings before interest and taxes;

•	earnings before interest, taxes, depreciation and amortization;

•	economic value-added models;

•	comparisons with various stock market indices;

•	increase in number of customers;

•	reductions in costs;

•	mortgage loans;

•	bringing assets to market;

•	resolution of administrative or judicial proceedings or disputes; and

•	funds from operations.

Termination of or Changes to the 2004 Incentive Compensation Plan. Our board of directors has the authority to amend, suspend, and discontinue the 2004 Incentive Compensation Plan subject to any shareholder approval that is required by applicable law or listing agency rules. The board or the Committee may amend outstanding awards in any manner that would be permitted for a new award, provided that any amendment that is adverse to a participant requires the participant’s consent. Unless terminated earlier by our board of directors, the 2004 Incentive Compensation Plan will terminate on the tenth anniversary of the date it was adopted by the board of directors of Saxon Capital. The applicable provisions of the 2004 Incentive Compensation Plan and the Committee’s authority will continue with respect to any awards then outstanding.

Securities Underlying Awards. If the 2004 Incentive Compensation Plan is assumed by Saxon REIT, we plan to register                      shares of common stock to be reserved for issuance under the 2004 Incentive Compensation Plan under the Securities Act.

2001 Stock Incentive Plan. The following discussion is a summary of Saxon Capital’s 2001 Stock Incentive Plan.

If the merger agreement is approved by Saxon Capital shareholders, all outstanding unvested options to acquire Saxon Capital common stock will become vested and immediately exercisable. Saxon Capital’s restricted stock unit agreements under which Saxon Capital awarded restricted stock units contain the same vesting provisions. Saxon REIT will assume any outstanding options or other rights to acquire Saxon Capital common stock that are not exercised as of the closing of the merger and we will make no further awards under the 2001 Stock Incentive Plan.

If the merger agreement is approved by Saxon Capital shareholders, currently outstanding unexercisable options to purchase an aggregate of 1,394,125 shares of Saxon Capital common stock, of which options to purchase 1,096,250 shares are held by our directors and executive officers, will be accelerated. In addition, 240,000 currently unvested restricted stock units, all of which are held by Saxon Capital’s directors and executive officers, will vest. Assuming all outstanding options, including those that will be accelerated, are exercised, all restricted stock units are vested, and all outstanding warrants are exercised, the shares issued upon exercise of the accelerated options will entitle Saxon Capital’s directors and executive officers to an aggregate of $                     of the cash portion of the merger consideration. In addition, based upon the weighted average exercise price of the currently unvested options held by Saxon Capital’s directors and executive officers, which is $10.15 per share, and the closing price of Saxon Capital’s common stock on May 24, 2004 of $23.50 per share, this acceleration represents a benefit to our directors and executive officers of $13.35 per share, or $14,634,938 in the aggregate.

The 2001 Stock Incentive Plan was adopted by Saxon Capital’s board of directors on May 31, 2001, and approved by Saxon Capital’s sole shareholder on May 31, 2001. The Compensation Committee of Saxon Capital administers the 2001 Stock Incentive Plan. The maximum number of shares of Saxon Capital common stock issuable over the term of the 2001 Stock Incentive Plan is 2,998,556, subject to adjustment for certain changes in the number of our outstanding shares. As of December 31, 2003, substantially all of the shares of Saxon Capital common stock reserved for issuance under the 2001 Stock Incentive Plan had been issued or were issuable upon exercise of outstanding options.

2004 Employee Stock Purchase Plan. If we complete this offering, Saxon REIT will assume the 2004 Employee Stock Purchase Plan upon completion of the merger if the 2004 Employee Stock Purchase Plan receives Saxon Capital shareholder approval. The 2004 Employee Stock Purchase Plan was adopted by Saxon Capital’s board of directors on April 20, 2004 and has been submitted for Saxon Capital shareholder approval.

The following discussion is a summary of the 2004 Employee Stock Purchase Plan. The 2004 Employee Stock Purchase Plan is substantially similar to Saxon Capital’s 2001 Employee Stock Purchase Plan, which we refer to as the 2001 Employee Stock Purchase Plan. The 2004

Employee Stock Purchase Plan authorizes the issuance of up to a total of 1,000,000 shares of Saxon Capital common stock to participating employees.

All of Saxon Capital’s employees, including Saxon Capital’s directors who are employees, and all employees of any participating subsidiaries, whose customary employment is more than 20 hours per week and for more than five months in any calendar year, are eligible to participate in the 2004 Employee Stock Purchase Plan. Employees who would immediately after the grant own 5% or more of the total combined voting power or value of Saxon Capital stock or that of any subsidiary are not eligible to participate.

On the first day of a designated payroll deduction period, or offering period, we will grant to each eligible employee who has elected to participate in the 2004 Employee Stock Purchase Plan an option to purchase shares of Saxon Capital common stock as follows: the employee may authorize up to 15% of his or her base pay to be deducted by Saxon Capital from his or her base pay during the offering period and credited to her account. On the last day of this offering period, each participating employee who has not exercised their withdrawal rights purchases shares, at the purchase price, to the extent of the accumulated payroll deductions in his account. Under the terms of the 2004 Employee Stock Purchase Plan, the purchase price is an amount equal to 85% of the fair market value, as defined in the 2004 Employee Stock Purchase Plan, per share of Saxon Capital common stock on the last trading day of the offering period. In no event may an employee purchase in any one-year period a number of shares that exceeds the number of shares determined by dividing $25,000 by the average market price of a share of Saxon Capital common stock on the commencement date of the offering period. Saxon Capital’s Compensation Committee may, in its discretion, choose an offering period of 12 months or less for each offering and choose a different offering period for each offering.

An employee who is not a participant on the last day of the offering period is not entitled to purchase any shares, and the employee’s accumulated payroll deductions will be refunded. An employee’s rights under the 2004 Employee Stock Purchase Plan terminate upon voluntary withdrawal from the 2004 Employee Stock Purchase Plan at any time, or when the employee ceases employment for any reason, including death. Upon termination of employment because of death, the accumulated payroll deductions in the participant’s account will be paid to the employee’s beneficiary or, if no beneficiary is appointed, to the participant’s estate.

Because participation in the employee stock purchase plan we will establish will be voluntary, we cannot now determine the number of shares of our common stock to be purchased by any of our executive officers, by all of our executive officers as a group or by our non-executive employees as a group.

2001 Employee Stock Purchase Plan. The 2001 Employee Stock Purchase Plan was adopted by Saxon Capital’s board of directors in August 2001, and approved by Saxon Capital’s shareholders in October 2001. The 2001 Employee Stock Purchase Plan authorizes the issuance of up to a total of 1,000,000 shares of Saxon Capital common stock to participating employees. As of December 31, 2003, 141,395 shares of Saxon Capital common stock had been purchased under the 2001 Employee Stock Purchase Plan.

The 2001 Employee Stock Purchase Plan is substantially similar to Saxon Capital’s 2004 Employee Stock Purchase Plan, which is described above.

If the 2004 Employee Stock Purchase Plan is approved by the Saxon Capital shareholders, the 2001 Employee Stock Purchase Plan will be terminated effective as of the date of such shareholder approval. If the 2004 Employee Stock Purchase Plan is approved by the Saxon Capital shareholders and we complete this offering, Saxon REIT will assume the 2004 Employee Stock Purchase Plan upon completion of the merger. However, if the 2004 Employee Stock Purchase Plan is not approved by the Saxon Capital shareholders and we complete this offering, Saxon Capital’s 2001 Employee Stock Purchase Plan will be assumed by Saxon REIT upon completion of the merger.

401(k) Plan. In August 2001, Saxon Capital adopted an employee savings and retirement plan qualified under Section 401 of the Code and covering all of its employees. Saxon REIT expects to assume this plan or establish a new similar plan. Pursuant to our 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. We may make matching or additional contributions to the 401(k) plan in amounts to be determined annually by our board of directors.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee will be or was formerly an officer or employee of Saxon REIT or Saxon Capital and its subsidiaries. No interlocking relationships will exist between our board of directors or Compensation Committee and the board of directors or Compensation Committee of any other company, nor has any interlocking relationships existed in the past with respect to Saxon Capital.

Certain Relationships and Related Transactions

General. During 2003, neither Saxon Capital nor any of its subsidiaries engaged in any related party transactions. However, FBR, which will serve as the lead underwriter for this public offering pursuant to a letter agreement, owns more than 5% of Saxon Capital’s voting stock. In addition, FBR is also acting as financial advisor to Saxon Capital with respect to the merger, for which it is receiving an advisory fee of 1% of the gross proceeds received from this offering, excluding sales of securities to Saxon Capital’s officers or directors.

Mortgage Loans. Saxon Capital originated mortgage loans to its officers and employees. These mortgage loans were underwritten to its underwriting guidelines. When making loans to its officers and employees, Saxon Capital waived loan origination fees that otherwise would be paid to it by the borrower, and reduced the interest rate by 25 basis points from the market rate. At December 31, 2001, Saxon Capital had $5.8 million of unpaid principal balances related to first mortgage loans originated for employees and certain officers of Dominion Resources. At March 31, 2004, December 31, 2003 and December 31, 2002, Saxon Capital had $11.5 million, $12.0 million and $8.1 million, respectively, of unpaid principal balances related to mortgage loans originated for its officers and employees. Effective December 1, 2002, Saxon Capital no longer renews or makes new mortgage loans to its executive officers or directors. Saxon Capital has never, and Saxon REIT will not, make loans to any of our outside directors.

Sale of stock to our executives. On April 23, 2001, Saxon Capital issued 100 shares of its common stock to its founding stockholder, Michael L. Sawyer, for $0.01 per share. On July 6, 2001, Saxon Capital sold 20,000 shares of common stock to Mr. Sawyer, for an aggregate purchase price of $200,000. On July 6, 2001, Saxon Capital sold 20,000 shares of common stock to Mr. Stowe, for an aggregate purchase price of $200,000. In addition, Messrs. Sawyer and Stowe have respectively purchased 3,768 and 4,490 shares of Saxon Capital common stock pursuant to the 2001 Purchase Plan. Saxon Capital’s executive officers as a group (including Messrs. Sawyer and Stowe) have purchased 21,188 shares of Saxon Capital common stock pursuant to the 2001 Purchase Plan on the same terms and conditions as our non-executive employees.

OIC Design, Inc. During 2002 and 2001, OIC Design, Inc. provided Saxon Capital with marketing services. During 2002, Saxon Capital paid $0.3 million to OIC Design for marketing and printing material. During 2001, Saxon Capital paid OIC Design $0.1 million for design fees and $0.3 million primarily for print and postage fees incurred by OIC Design on Saxon Capital’s behalf for a total of $0.4 million. No amounts were paid during 2000. Kelly Adams, the owner and principal officer of OIC Design, is the spouse of Bradley D. Adams, our Executive Vice President of Capital Markets. We believe that payments made to OIC Design for services rendered are not in excess of fair market prices for similar services. The relationship with OIC was discontinued in 2002.

SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

Currently, 1,000 shares of Saxon REIT common stock are beneficially owned by Saxon Capital. For illustrative purposes, the following table sets forth the total number and percentage of Saxon Capital’s shares of common stock beneficially owned as of May 24, 2004 by: (1) each director; (2) our Chief Executive Officer and each of our other four most highly compensated executive officers; (3) all executive officers and directors as a group; and (4) beneficial owners of 5% or more of Saxon Capital’s outstanding common stock. The percentage ownership is calculated based on 28,711,769 shares of common stock of Saxon Capital outstanding prior to the offering as of May 24, 2004. The percentage ownership of each shareholder after the offering is calculated based on                      shares of our common stock outstanding, which is derived from the number of shares of common stock of Saxon Capital outstanding as of May 24, 2004, assuming each such share will be converted into one share of Saxon REIT common stock and assuming all options, restricted stock units and warrants are exercised (whether vested or unvested), plus the                      shares of Saxon REIT common stock we intend to issue in this offering, and it assumes the 1,000 currently outstanding shares of Saxon REIT are redeemed and no exercise of the underwriter’s over-allotment option. Except as otherwise noted below, the address of each of the persons in the table is c/o Saxon Capital, Inc., 4860 Cox Road, Suite 300, Glen Allen, Virginia 23060.

	Shares Beneficially Owned
	Saxon Capital Common Stock Prior to Offering		Saxon REIT Common Stock After Offering(1)
Beneficial Owner	Number	Percent(2)	Number	Percent(2)
Wasatch Advisors, Inc.(3)	3,223,035	11.2%	3,223,035%
Franklin Mutual Advisers, LLC(4)	2,951,685	10.3	2,951,685
Friedman, Billings, Ramsey Group, Inc.(5)	2,734,010	9.2	2,734,010
Eubel Brady & Suttman Asset Management, Inc.(6)	1,683,302	5.9	1,683,302
Dennis G. Stowe	399,871	*	584,871	*
Michael L. Sawyer	398,868	*	613,868	*
Edward G. Harshfield	197,500	*	275,000	*
Richard A. Kraemer	66,250	*	100,000	*
Thomas J. Wageman(7)	47,500	*	100,000	*
Robert B. Eastep	62,710	*	115,210	*
David D. Wesselink	61,250	*	76,250	*
Jeffrey A. Haar	51,004	*	69,754	*
James V. Smith	14,831	*	52,331	*
All named executive officers and directors as a group (sixteen persons (16))(8)	1,630,612	5.7%	2,446,862

*	Less than 1%.

(1)	Includes the following number of unvested options and restricted stock units to be accelerated upon approval of the merger agreement: (a) Dennis G. Stowe – 250,000 options; 60,000 restricted stock units; (b) Michael L. Sawyer – 250,000 options; 90,000 restricted stock units; (c) Edward G. Harshfield – 125,000 options; 15,000 restricted stock units; (d) Richard A. Kraemer – 37,500 options; 15,000 restricted stock units; (e) Thomas J. Wageman – 37,500 options; 15,000 restricted stock units; (f) David D. Wesselink – 37,500 options; 15,000 restricted stock units; (g) Jeffrey A. Haar – 33,750 options; (h) James V. Smith – 50,000 options; (i) Robert B. Eastep – 41,250 options; 30,000 restricted stock units; and (j) All named executive officers and directors as a group—1,096,250 unvested options and 240,000 restricted stock units to be accelerated upon approval of the merger agreement.

(2)	If a shareholder holds options or other securities that are exercisable or otherwise convertible into common stock within 60 days of May 24, 2004, we treat the common stock underlying those securities as owned by that shareholder, and as outstanding shares when we calculate that shareholder’s percentage ownership of the company’s common stock. We do not, however, solely in the case of shares beneficially owned prior to the REIT conversion, consider those shares to be outstanding when we calculate the percentage ownership of any other shareholder.

(3)	Based on Schedule 13F filed on May 14, 2004 by Wasatch Advisors, Inc., it has the sole power to dispose and vote 3,223,035 shares of our common stock. The business address for Wasatch Advisors is 150 Social Hall Avenue, Salt Lake City, Utah 84111.

(4)	Based on a Schedule 13G filed on May 7, 2004 by Franklin Mutual Advisers, LLC, it has the sole power to dispose and vote 2,951,685 shares of our common stock. The business address for Franklin Mutual Advisers, LLC is 51 John F. Kenney Parkway, Short Hills, New Jersey 07078.

(5)	Friedman, Billings, Ramsey Group, Inc., the parent company of FBR, and/or its affiliates together beneficially own 1,147,500 shares issuable upon exercise of currently exercisable warrants and 1,586,510 currently outstanding shares as of April 30, 2004. FBR is acting as lead underwriter in this offering and is also acting as financial advisor to Saxon Capital with respect to the merger, for which it is receiving an advisory fee of 1% of gross proceeds received from this offering, excluding sales of securities to Saxon Capital’s officers or directors. The business address of Friedman, Billings, Ramsey Group, Inc. is Potomac Tower, 1001 Nineteenth Street North, Arlington, Virginia 22209.

(6)	Based on a Schedule 13F filed on May 14, 2004 by Eubel Brady & Suttman Asset Management, Inc., it has the sole power to dispose and vote 1,683,302 shares of our common stock. The business address for

Eubel Brady & Suttman Asset Management, Inc. is 7777 Washington Village Drive, Suite 210, Dayton, Ohio, 45459.

(7)	Shares are held by TLT, Ltd., 433 Private Road 125, Savoy, Texas 75479. Stock options exercisable into common stock are held by Mr. Wageman. TLT, Ltd. is controlled by Mr. Wageman.

(8)	Includes only those shares beneficially owned by current executive officers and directors.

DESCRIPTION OF STOCK

As of May 25, 2004, our charter and bylaws have been adopted by our board of directors. However, at this time, we have not filed our charter with the State of Maryland Department of Assessments and Taxation. As a result, although we refer to the contents of our charter in the present tense, our charter, and the provisions of the charter described within this prospectus, are not effective at this time. A form of our charter and the adopted bylaws are included as exhibits to the registration statement of which this prospectus forms a part.

General

Our charter provides that we are authorized to issue 100,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Except as may otherwise be required by law and subject to any preferences of any other class or series of capital stock, our shareholders are entitled to one vote for each share of common stock held of record on all matters on which shareholders are entitled or permitted to vote. The common stock does not have cumulative voting rights in the election of directors. As a result, holders of a plurality of the shares of common stock voting for the election of directors can elect all the directors standing for election.

Holders of our common stock are entitled to receive dividends out of funds legally available for payment of dividends when and if declared from time to time by the board of directors. If we liquidate, dissolve, or wind up, the holders of our common stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to the rights of holders of any then outstanding preferred stock. The common stock has no preemptive, subscription, or conversion rights, and there are no redemption or sinking fund provisions in our charter. The rights, preferences, and privileges of holders of the common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that may designate and issue in the future. The issued and outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

Our board of directors may issue preferred stock in different series and classes and fix the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), liquidation preferences, and other rights and preferences of preferred stock not in conflict with our charter or Maryland law. There currently are no shares of preferred stock outstanding, and the board of directors has no present plans to issue any shares of preferred stock. The board of directors, without shareholder approval, may issue shares of preferred stock with voting and conversion rights that could adversely affect the voting power of holders of common stock. The issuance of shares of preferred stock might have the effect of delaying, deferring, or preventing a change in control of us. In addition, if we issue preferred stock with dividend rights senior to any dividend rights applicable to the common stock, we will pay dividends to the holders of preferred stock before any dividends are paid to the holders of common stock, and therefore, may have the effect of decreasing the aggregate amount of cash available for distribution to the holders of common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Co.

CERTAIN PROVISIONS OF MARYLAND LAW AND

OUR CHARTER AND BYLAWS

The following description of certain provisions of Maryland law and of our charter and bylaws is only a summary. For a complete description, we refer you to Maryland law, our charter and our bylaws. As of May 25, 2004, our charter and bylaws have been adopted by our board of directors. However, at this time, we have not filed our charter with the State of Maryland Department of Assessments and Taxation. As a result, although we refer to the contents of our charter in the present tense, our charter, and the provisions of the charter described within this prospectus, are not effective at this time. A form of our charter and the adopted bylaws are included as exhibits to the registration statement of which this prospectus forms a part.

Number of Directors; Removal of Board of Directors; Other Provisions

Our charter provides that the board of directors initially will consist of one member and may thereafter be increased or decreased in accordance with our bylaws, provided that the total number of directors may not be fewer than one nor more than thirteen. Immediately upon approval of the merger agreement by Saxon Capital’s shareholders, our board of directors will be increased to six members. Our bylaws provide that the number of directors is fixed by the board of directors within the limits set forth in our charter. At each annual meeting of shareholders, all of our directors will be elected for a one-year term. Because shareholders will have no right to cumulative voting for the election of directors, at each annual meeting of shareholders the holders of a plurality of the votes cast will be able to elect all of the directors.

Our charter also provides that, except for any directors who may be elected by holders of a class or series of capital stock other than common stock, directors may be removed only for cause and only by the affirmative vote of shareholders holding at least two-thirds of all the votes entitled to be cast for the election of directors. Generally, vacancies on the board of directors may be filled by the concurring vote of a majority of the remaining directors (except in the event of a vacancy on the board of directors among the directors elected by a class or series of stock other than common stock, in which case such vacancy may be filled by a majority of the remaining directors elected by that class or series, or by the shareholders of that class or series unless otherwise provided in the articles supplementary for that series). In the case of a vacancy resulting from the removal of a director by the shareholders, such vacancy can be filled by the shareholders by at least two-thirds of all the votes entitled to be cast in the election of directors. Under Maryland corporate law, directors may fill any vacancy only until the next annual meeting of shareholders. These provisions may make it more difficult and time-consuming to change majority control of our board of directors and, thus, may reduce our vulnerability to an unsolicited proposal for the takeover or the removal of incumbent management.

Because our board of directors will have the power, without a vote of shareholders, to classify or reclassify any unissued shares of capital stock, and to establish the preferences and rights of any preferred or other class or series of stock to be issued, our board of directors may afford the holders of any class or series of senior shares of capital stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of our common stock. The issuance of any such senior shares of capital stock could have the effect of delaying, deferring or preventing a change in control of us.

Ownership Limitation

To qualify as a REIT under the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). Our charter provides that no person may own, or be deemed to own by the attribution provisions of Sections 544 and 856(h) of the Code, more than 9.8% of the lesser of the aggregate number or aggregate value of the outstanding shares of any class or series of Saxon REIT’s capital stock, subject to waiver or modification by us in certain limited circumstances and subject to an exception for a holder of shares of our common stock solely because of such holder’s ownership of more than 9.8% by number of shares of our outstanding common stock as a result of the merger so long as such holder would not own, directly or by attribution under the Code, more than 9.8% by value of our outstanding common stock as of the time the merger becomes effective. Our charter further prohibits:

•	any person from actually or constructively owning shares of our capital stock that would result in us being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT; and

•	any person from transferring shares of our capital stock if such transfer would result in our capital stock being owned by fewer than 100 persons.

Our board of directors will adopt a resolution excepting Wasatch Advisors, Inc. and Franklin Mutual Advisers, LLC from the 9.8% ownership limit.

Pursuant to our charter, if certain proposed transfers of capital stock or other events occur that result in a person owning shares in excess of the ownership limits, then that number of shares of stock actually or constructively owned by that person in violation of the ownership limits will be automatically transferred to the trustee of a trust for the exclusive benefit of one or more charitable beneficiaries. The intended transferee will not acquire any rights in the shares.

Shares held by the trustee will constitute issued and outstanding shares of stock. The trustee will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust, which rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid before our discovery that shares of stock have been transferred to the trustee will be paid to the trustee upon demand and any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividends or distributions paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland corporate law, effective as of the date that such shares have been transferred to the trustee, the trustee will have the authority (at the trustee’s sole discretion) to

•	rescind as void any vote cast by an intended transferee before our discovery that such shares have been transferred to the trustee, and

•	recast such vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary.

Within 20 days of receiving notice from us that shares of stock have been transferred to the trust, the trustee will sell the shares held in the trust to a person designated by the trustee whose ownership of the shares will not violate the ownership restrictions set forth in our charter. Upon such sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the intended transferee and to the charitable beneficiary as follows: the intended transferee will receive the lesser of:

•	the price paid by the intended transferee for the shares or, if the intended transferee did not give value for the shares in connection with the event causing the shares to be held in the trust, the market price of the shares on the day of the event causing the shares to be held in the trust; and

•	the price per share received by the trust from the sale or other disposition of the shares held in the trust.

Any net sales proceeds in excess of the amount payable to the intended transferee will be immediately paid to the charitable beneficiary.

If, prior to the discovery by us that shares of stock have been transferred to the trust, such shares are sold by a prohibited owner, then the shares will be deemed to have been sold on behalf of the trust and, to the extent that a prohibited owner received an amount for the shares that exceeds the amount that the prohibited owner was entitled to receive pursuant to the requirements set forth immediately above, the excess will be paid to the trustee upon demand.

In addition, shares of stock held in trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of:

•	the price per share in the transaction that resulted in such transfer to the trust (or, in the case of a devise or gift, the market price at the time of such devise or gift); and

•	the market price on the date we, or our designee, accept such offer.

We have the right to accept such offer until the trustee has sold the shares held in the trust. If the shares are sold to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the intended transferee.

Market price as of any date is defined in our charter as the closing price with respect to any class or series of outstanding shares of our capital stock on such date. The closing price on any date shall mean the last sale price for such shares reported on the Nasdaq National Market, or, in case no such sale takes place on such day, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc., Automated Quotation System, or, if such system is no longer in use, the principal other automated quotation system that may then be in use or, if such shares are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market on any national securities exchange in such shares selected by our board of directors or, if such shares are not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, or, in the event that no trading price is available for such shares, the fair market value of the shares, as determined in good faith by our board of directors.

All certificates representing shares of common stock bear a legend referring to the restrictions described above.

Every owner of more than 5% (during any period in which the number of shareholders of record is 2,000 or more), 1% (during any period in which the number of shareholders of record is greater than 200 but less than 2,000), or 0.5% (during any period in which the number of shareholders of record is 200 or less) (or such lower percentage as required by our charter, the Code, and applicable Treasury Regulations) of all classes or series of our capital stock, within 30 days after the end of each taxable year, is required to give us written notice stating:

•	the name and address of such owner;

•	the number of shares of each class and series of our stock beneficially owned; and

•	a description of the manner in which the shares are held.

Each owner shall provide us with any additional information that we may reasonably request to determine the effect, if any, of such beneficial ownership on our status as a REIT.

Limitation of Liability and Indemnification of Directors and Officers

Maryland Corporate Law. Maryland corporate law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages except for liability resulting from

•	actual receipt of an improper benefit or profit in money, property or services,

•	acts committed in bad faith or active and deliberate dishonesty established by a final judgment as being material to the cause of action, or

•	in the case of any criminal proceeding, the director having reasonable cause to believe that an act or omission was unlawful.

Maryland corporate law further provides that a Maryland corporation may not indemnify a director or officer for any proceeding in which the director or officer is found to be liable to the corporation in a suit by or in the right of the corporation. Maryland corporate law expressly states that the indemnification or advancement of expenses authorized by Maryland corporate law may not be deemed exclusive of any other rights, by indemnification or otherwise, to which a director or officer may be entitled under the charter, the bylaws, a resolution of the shareholders or directors, an agreement or otherwise.

Saxon REIT. Our charter provides that to the maximum extent permitted by Maryland statutory or decisional law, as amended or interpreted, none of our directors or officers shall be personally liable to us or our shareholders for money damages. No amendment of our charter or repeal of its provisions will limit the benefits provided to directors and officers under this provision with respect to any act or omission that occurred before such amendment or repeal. Our charter provides broad indemnification to directors and officers, whether serving us, or at our request, any other entity, to the maximum extent permitted under Maryland law. We will indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, will pay or reimburse reasonable expenses in advance of final disposition of a proceeding to,

•	(1) any individual who is a present or former director or officer of us and who is made a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether or not by or in the right of us, and whether civil, criminal, administrative, investigative or otherwise, by reason of his or her service in that capacity, or

•	(2) any individual who, while a director of us and at the request of us, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to, or threatened to be made a party to, any threatened, pending or completed action, suit or proceeding by reason of his or her service in that capacity

To the maximum extent permitted by applicable law, the indemnification we will provide will include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement. We may, with the approval of our board of directors, provide such indemnification and advance for expenses to a person who served a predecessor of us in any of the capacities described in (1) or (2) above and to any employee or agent of us or a predecessor of us.

Our charter requires us to advance expenses upon our receipt of

•	a written undertaking by or on behalf of the director or officer to repay such advances or reimbursed expenses in the event it shall ultimately be determined that the standard of conduct has not been met, and

•	a written affirmation by the director or officer of such director’s or officer’s good faith belief that the standard of conduct necessary for indemnification by us has been met.

We also intend to enter into indemnification agreements indemnifying each of our directors and officers to the fullest extent permitted by Maryland law and to advance to our directors and officers all related expenses subject to reimbursement if it is subsequently determined that indemnification is not permitted.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Changes in Control Under Maryland Corporate Law

Our charter and bylaws contain certain provisions that could make more difficult an acquisition or change in control of us by a tender offer, a proxy contest, or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with the board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging such proposals because, among other things, negotiation of such proposals might result in an improvement of their terms. See also “—Anti-Takeover Effect of Certain Provisions of Maryland Law and Our Charter and Bylaws.”

Maryland Business Combination Law

Under Maryland corporate law which governs us, unless an exemption is available, certain “business combinations” (including certain issuances of equity securities) between a Maryland corporation and any “interested shareholder” (generally a shareholder that owns 10% or more of the outstanding voting stock) or an affiliate of the interested shareholder, are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. Thereafter, any such business combination must be recommended by the board of directors and approved by the affirmative vote of at least

•	80% of all the votes entitled to be cast by holders of the outstanding shares of voting stock, and

•	two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock held by the interested shareholder who will (or whose affiliate will) be a party to the business combination or any affiliate or associate of the interested shareholder, voting together as a single voting group, unless, among other conditions, the corporation’s common shareholders receive a “minimum price” (as defined in Maryland corporate law) for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for its shares. A business combination that is approved by the board of directors of a Maryland corporation at any time before an interested shareholder first becomes an interested shareholder is not subject to the special voting requirements. Our board of directors has opted out of the business combination provisions of Maryland corporate law. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to a business combination involving us; however, as permitted by Maryland corporate law, our board of directors may elect to become subject to these provisions in the future.

Maryland Control Share Acquisition Law

Under Maryland corporate law which governs us, “control shares” acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror, by officers or by directors who are employees of the corporation. Control shares are voting shares which, if aggregated with all other such shares previously acquired by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-fifth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions. A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors of the corporation to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any shareholders meeting. If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to

•	shares acquired in a merger, consolidation, or share exchange if the corporation is a party to the transaction, or

•	acquisitions that are approved or exempted by the charter or bylaws of the corporation before the acquisition of the shares.

Our board of directors, through our bylaws, has opted out of the control share provisions of Maryland corporate law but, as permitted by Maryland corporate law, may elect to become subject to these provisions in the future.

Advance Notice of Director Nominations and New Business

Our bylaws provide that (1) with respect to an annual meeting of shareholders, subject to the rights of holders of any class or series of stock having a preference over our common stock as to dividends or upon liquidation to elect directors under specified circumstances, nominations of persons for election to the board of directors and the proposal of business to be considered by shareholders may be made only

•	pursuant to a notice of meeting from us,

•	by or at the direction of the board of directors and upon the recommendation of the Nominating and Corporate Governance Committee, or

•	by a shareholder in accordance with our bylaws and our corporate governance policies, and

(2) with respect to special meetings of the shareholders, only the business specified in a notice of meeting from us may be brought before the meeting of shareholders and except as otherwise provided for or fixed by or pursuant to the provisions of our charter relating to the rights of the holders of any class or series of stock having a preference over our common stock as to dividends or upon liquidation to elect directors under specified circumstances, nominations of persons for election to the board of directors may be made only

•	pursuant to a notice of the meeting from us,

•	by or at the direction of the board of directors and upon the recommendation of the Nominating and Corporate Governance Committee, or

•	provided that the board of directors has determined that directors shall be elected at such meeting, by a shareholder in accordance with our bylaws and our corporate governance policies.

The advance notice provisions contained in our bylaws generally require nominations and new business proposals by shareholders to be delivered to our secretary not later than the close of business on the 60th day nor earlier than the close of business on the 90th day before the date on which we first mailed our proxy materials for the prior year’s annual meeting of shareholders.

Our bylaws provide that annual meetings of shareholders shall be held on a date and at the time set by the board of directors during the month of May each year (commencing in May 2005). The board of directors may call special meetings of the shareholders. Also, the secretary is required to call a special meeting of the shareholders on the written request of shareholders entitled to cast a majority of all the votes entitled to be cast at the meeting. Our bylaws further provide that special shareholder meetings may be called by the holders of any class or series of stock having a preference over our common stock as to dividends or upon liquidation in the manner specified in articles supplementary filed as part of our charter. Pursuant to Maryland corporate law and our bylaws, any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by any consent in writing by shareholders, unless such consent is unanimous.

Merger, Consolidation, Share Exchange, and Transfer of Our Assets

Pursuant to our charter, subject to the terms of any class or series of stock at the time outstanding, we may merge with or into another entity, may consolidate with one or more other entities, may participate in a share exchange or may transfer our assets within the meaning of Maryland corporate law, but any such merger, consolidation, share exchange, or transfer of assets must be approved by the board of directors in the manner provided in Maryland corporate law. In general, such transactions by a Maryland corporation must first be approved by a majority of the entire board of directors and thereafter approved by shareholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter (unless the charter provides for a greater or lesser shareholder vote but not less than a majority of the number of votes entitled to be cast on the matter). Our charter generally provides for shareholder approval of such transactions by a two-thirds vote of all votes entitled to be cast, except that any merger of us with or into a trust organized to change our form of organization from a corporation to a trust will require the approval of our shareholders by the affirmative vote only of a majority of all the votes entitled to be cast on the matter provided that

•	the shareholders of the trust immediately following the merger are the same as our shareholders immediately before the merger, and

•	the trust’s declaration of trust contains amendment provisions substantially equivalent to those contained in specified provisions of our bylaws.

Under Maryland corporate law, certain mergers may be accomplished without a vote of shareholders. For example, no shareholder vote is required for a merger of a subsidiary of a Maryland corporation into its parent, provided the parent owns at least 90 percent of the subsidiary and that certain other requirements are met. In addition, a merger need not be approved by shareholders of a Maryland successor corporation if the merger does not reclassify or change the terms of any outstanding shares or otherwise amend the charter, and the number of shares outstanding immediately after the merger is not more than 20% of the number of its shares of the same class or series outstanding immediately before the merger becomes effective. Under Maryland corporate law, a share exchange need be approved by a Maryland successor only by its board of directors and in accordance with its articles of incorporation, and a transfer of assets is defined to mean any sale, lease, exchange or other transfer of all or substantially all of the assets of the corporation but excludes

•	a transfer of assets by a corporation in the ordinary course of business actually conducted by it,

•	a mortgage, pledge, or creation of any other security interest in any or all of the assets of the corporation, whether or not in the ordinary course of its business,

•	an exchange of shares of stock through voluntary action under any agreement with the shareholders, or

•	a transfer of assets to one or more persons if all the equity interests of the person or persons are owned, directly or indirectly, by the corporation.

Pursuant to Maryland corporate law, our voluntary dissolution also would require the affirmative vote of two-thirds of all the votes entitled to be cast on the matter.

Amendments to Our Charter and Bylaws Under Maryland Corporate Law

Under Maryland corporate law, to amend the charter, the board of directors first must adopt a resolution setting forth the proposed amendment and declaring its advisability and direct that the proposed amendment be submitted to shareholders for their consideration either at an annual or special meeting of shareholders. Thereafter, the proposed amendment must be approved by shareholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, unless a greater or lesser proportion of votes (but not less than a majority of all votes entitled to be cast) is specified in the charter. All amendments to our charter, including amendments to the provisions relating to restrictions on transferability of our common stock, and fixing the size of the board within the range set forth in our charter, removal of directors, the filling of board vacancies, liability and indemnification of directors and officers, the calling of special shareholder meetings, the authority of the board of directors to issue stock, amendment of our charter and the exclusive authority of the board of directors to amend the bylaws may be amended only by a resolution adopted by the board of directors and approved at an annual or special meeting of the shareholders by the affirmative vote of the holders of not less than two-thirds of the votes entitled to be cast on the matter. Other amendments to our charter generally may be effected by requisite action of the board of directors and approval by shareholders by the affirmative vote of not less than a majority of the votes entitled to be cast on the matter. Amendment of the amendment provision of our bylaws also would require board action and approval by the affirmative vote of the holders of not less than two-thirds of the votes entitled to be cast on the matter.

Anti-Takeover Effect of Certain Provisions of Maryland Law and Our Charter and Bylaws

The provisions of our charter on fixing the size of the board of directors within a specified range and removal of directors, the provisions authorizing the board of directors to classify or reclassify any unissued shares of stock into one or more classes or series of stock without a vote of shareholders, the provisions relating to mergers, consolidations, share exchanges, and transfers of assets, the provisions for amending certain provisions of our charter and bylaws, the advance notice provisions of our bylaws and the limitations on the ability of shareholders to call special meetings could delay, defer or prevent a transaction or a change of control of us that might involve a premium price for holders of our common stock or otherwise be in their best interests. The stock transfer restrictions that are contained in our charter, which are intended to help us satisfy certain requirements under the federal tax laws to qualify as a REIT for federal income tax purposes, could also delay, defer or prevent a transaction or a change of control of us that might involve a premium price for holders of our common stock or otherwise be in their best interests.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

Introduction

The following discussion summarizes the federal income tax consequences reasonably anticipated to be material to you in connection with your ownership and disposition of our common stock. McKee Nelson LLP, counsel to Saxon Capital and us, has reviewed this summary and is of the opinion that the discussion contained herein fairly summarizes the issues that are likely to be material to a holder of our common stock. The following discussion is intended to address only those federal income tax consequences that are generally relevant to all Saxon Capital shareholders. Accordingly, it does not discuss all aspects of federal income taxation that might be relevant to you in light of your particular investment or tax circumstances. Therefore, you should review the following discussion and consult your own tax advisors to determine the interaction of your tax situation with the anticipated tax consequences of your ownership and disposition of our common stock.

The following discussion provides general information only, is not exhaustive of all possible tax considerations, and is not intended to be (and should not be construed as) tax advice. For example, this summary does not give a description of any state, local, or foreign tax considerations. In addition, the discussion does not purport to deal with all aspects of taxation that may be relevant to you if you are subject to special treatment under the federal income tax laws. For example, special tax issues affecting insurance companies, financial institutions or broker-dealers, tax-exempt organizations (except to the extent discussed under the heading “Taxation of Tax-Exempt Entities”), or foreign corporations and persons who are not citizens or residents of the United States (except to the extent discussed under the heading “United States Federal Income Tax Considerations Applicable to Foreign Shareholders”) are not discussed in this prospectus.

The information in this section is based on the Code, current, temporary and proposed Treasury Regulations, the legislative history of the Code, current administrative interpretations and practices of the IRS (including its practices and policies as revealed in private letter rulings, which may not be used or cited as precedent by taxpayers other than the taxpayer to whom the private letter ruling is addressed), and court decisions, all as of the date hereof.

McKee Nelson LLP has delivered to FBR, Saxon Capital and us an opinion to the effect that the discussion in this prospectus under the heading “Material Federal Income Tax Consequences,” to the extent that it contains descriptions of applicable federal income tax law, is correct in all material respects. The opinion, however, does not purport to address the tax consequences of the ownership and disposition of our common stock to you in light of your particular circumstances, nor does it purport to predict whether, and the extent to which, future events and transactions, only some of which may be within our control, will have a material adverse effect on your income tax positions. The opinion is based on the Code and Treasury Regulations in effect on the date hereof, current administrative interpretations and positions of the IRS, and existing court decisions. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations and court decisions will not significantly change the law or the above-mentioned conclusions reached by counsel. In addition, any such change could apply retroactively to transactions preceding the date of change. Moreover, opinions of counsel merely represent counsel’s best judgment with respect to the probable outcome on the merits and are not binding on the IRS or the courts. Accordingly, even if there is no change in applicable law, no assurance can be provided that such opinion (which does not bind the IRS or the courts) will not be challenged by the IRS or will be sustained by a court if so challenged.

THE FOLLOWING DISCUSSION IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED BY A SAXON REIT SHAREHOLDER AS, TAX ADVICE. YOUR SPECIFIC TAX ATTRIBUTES COULD HAVE A MATERIAL EFFECT ON THE TAX CONSEQUENCES TO YOU OF OWNING AND DISPOSING OF OUR COMMON STOCK. YOU SHOULD, THEREFORE, CONSULT YOUR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE FEDERAL INCOME TAX LAWS TO YOUR PERSONAL TAX SITUATION, AND THE TAX CONSEQUENCES TO YOU UNDER THE LAWS OF ANY STATE, LOCAL, OR FOREIGN TAXING JURISDICTION. THE FOLLOWING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING.

Our Taxation as a REIT

We plan to elect to be taxed as a REIT effective for our taxable year ending December 31, 2004. We will make the election by filing a federal income tax return for the taxable year ending December 31, 2004 on IRS Form 1120 REIT. Commencing with such first taxable year, we intend to be organized and to operate in such a manner so as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner. We cannot assure you, however, that in all circumstances we will be able to continue to operate in such a manner so as to qualify or remain qualified as a REIT under the Code.

The sections of the Code and the corresponding Treasury Regulations that govern the federal income tax treatment of a REIT and its shareholders are highly technical and complex. The following summary sets forth the material aspects of these rules, which summary, however, is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

McKee Nelson has acted as our counsel in connection with our election to be taxed as a REIT. McKee Nelson has provided an opinion to us to the effect that, beginning with our taxable year ending December 31, 2004, we will be organized in conformity with the requirements for qualification as a REIT, and our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT under the Code. We must caution you that this opinion is conditioned upon completion of our conversion to a REIT and certain assumptions and representations we have made as to factual matters relating to our organization, our business operations, and our properties as described in this prospectus. Moreover, our qualification and taxation as a REIT for the taxable year ending December 31, 2004 depends upon our ability to meet on an ongoing basis (through actual annual operating results, distribution levels and diversity of share ownership) the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by McKee Nelson. Accordingly, we cannot assure you that the actual results of our operations for any particular taxable year will satisfy such requirements. Further, the anticipated income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. See “— REIT Qualification – Failure to Qualify” below.

If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our taxable income that we distribute currently to our shareholders. This treatment would substantially eliminate the “double taxation” (at the corporate and shareholder levels) that generally results from investment in a regular corporation. We will be subject to federal income tax, however, in the following instances:

1.	We will be taxed at regular corporate rates on any undistributed “REIT taxable income,” including undistributed net capital gains (provided, however, that properly designated undistributed capital gains will effectively avoid taxation at the shareholder level). For any taxable year, our “REIT taxable income” is our taxable income computed as though we were a “C” corporation (generally, a corporation subject to full corporate-level tax), adjusted, as provided in Section 857(b) of the Code, to account for various items, including a deduction for dividends paid.

2.	Under certain circumstances, we may be subject to the “alternative minimum tax” on our items of tax preference.

3.	If we have (i) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income. See “— REIT Qualification – Foreclosure Property” below.

4.	If we have net income from “prohibited transactions” (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), we will be subject to a 100% tax on the amount of such net income. See “—REIT Qualification – Prohibited Transactions” below.

5.	If we should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but we nonetheless maintain our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on an amount equal to the product of (i) a fraction intended to reflect our profitability, multiplied by (ii) the greater of (a) the excess of (I) 75% of our gross income (excluding gross income from prohibited transactions) over (II) our gross income that qualifies under the 75% gross income test, or (b) the excess of (I) 90% of our gross income (excluding gross income from prohibited transactions) over (II) our gross income that qualifies under the 95% gross income test.

6.	If we should fail to distribute during each calendar year at least the sum of (i) 85% of our ordinary income for such year, (ii) 95% of our capital gain net income for such year and (iii) any undistributed taxable income from prior periods, we would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the sum of amounts actually distributed and amounts retained but with respect to which federal income tax was paid.

7.

If we were to acquire assets from a “C” corporation in a transaction in which our basis in those assets was determined by reference to the “C” corporation’s basis, then the excess, if any, of the fair market value of the assets over the tax basis of the assets on the date of acquisition would be “built-in gain” and the assets would be “built-in gain assets.” If we disposed of such built-in gain assets within the ten-year period beginning on the date of their acquisition, then, to the extent of the built-in gain inherent in such assets we would be subject to tax at the highest regular corporate rate applicable.

8.	If we recognize excess inclusion income and have shareholders who are disqualified organizations within the meaning of Section 860E(e)(5) of the Code (generally, an agency or instrumentality of the United States, any State, or any foreign government, or any political subdivision of any of the foregoing), we may have to pay tax at the highest corporate rate on the portion of the excess inclusion income allocable to the shareholders that are disqualified organizations. See “—Taxation of U.S. Shareholders – Excess Inclusion Income” below.

REIT Qualification

Summary of Requirements Generally. If we are to qualify as a REIT, we must elect REIT status by filing a federal income tax return using Form 1120 REIT for our first taxable year and each year thereafter, and we must comply with the following material technical requirements imposed by the Code:

1.	We must be managed by one or more directors or trustees;

2.	Shares of our stock must be transferable;

3.	We would be taxable as a domestic corporation but for the provisions of the Code applicable to REITs;

4.	We cannot be a financial institution or an insurance company subject to certain provisions of the Code;

5.	Shares of our stock must be beneficially owned by at least 100 persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months;

6.	No more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (defined for this purpose to include private foundations, certain unemployment compensation trusts, and portions of trusts that are permanently set aside or used for charitable purposes) at any time during the last half of our taxable year;

7.	We must meet certain other tests, described below, regarding the sources from which we derive gross income and the nature of our assets; and

8.	We generally must distribute dividends to our shareholders in an amount that at least equals 90% of our REIT taxable income, determined without regard to net capital gain.

We must satisfy requirements 1 through 4, inclusive, during the entire taxable year. We need not satisfy requirements 5 and 6 for the first taxable year for which we elect REIT status, which we expect to be the year ending December 31, 2004. For purposes of applying requirement 6, stock attribution rules set forth in Section 544 of the Code treat stock owned by corporations, partnerships, or trusts as though the shareholders, partners, or beneficiaries of those entities owned such stock proportionally. Moreover, under Section 857(h) of the Code, qualified employee pension or profit sharing trusts are not treated as individuals for purposes of requirement 6, but instead, the stock owned by such a trust is considered to be owned by the beneficiaries of the trust based in proportion to their actuarial interests in the trust.

We believe that we will meet the above-enumerated requirements 1 through 6 at all relevant times.

In connection with requirement 6, we are required to send annual letters to our shareholders requesting information regarding the actual ownership of our shares. If we comply with this requirement, and we do not know, or exercising reasonable diligence would not have known, whether we failed to meet requirement 6, then we will be treated as having met requirement 6. If we were to fail to send such annual letters, we would be required to pay either a $25,000 penalty or, if the failure is intentional, a $50,000 penalty. If we fail to send annual letters, the IRS also might require that we take further action to ascertain actual ownership of our shares, and failure to comply with such an additional requirement would result in an additional $25,000 (or $50,000) penalty. No penalty would be assessed in the first instance, however, if the failure to send the letters were due to reasonable cause and not to willful neglect. We intend to send letters annually in a manner that conforms to the requirements of the Code and relevant Treasury Regulations.

In addition, our charter provides restrictions regarding the transfer and ownership of shares of our stock. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in requirements 5 and 6 above. The ownership and transfer restrictions are described in more detail in “Certain Provisions of Maryland Law and Our Charter and Bylaws —Ownership Limitation.” These restrictions, together with our compliance with the annual shareholder letter requirement described above, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described above. If we fail to satisfy such share ownership requirements, our REIT status will terminate. See “—Failure to Qualify.”

Quarterly Asset Tests. Generally, we must meet the following asset tests at the close of each quarter during each taxable year:

1.	At least 75% of the value of our total assets must be “qualified REIT real estate assets” (described below), government securities or cash and cash items (including receivables);

2.	No more than 25% of the value of our total assets may be securities other than securities in the 75% asset class (for example, government securities and certain mortgage-backed securities);

3.	No more than 20% of the value of our total assets may be securities of one or more taxable REIT subsidiaries (described below); and

4.	Except for securities qualifying under the 75% asset test, securities in a taxable REIT subsidiary or “qualified REIT subsidiary,” certain partnership interests, and for purposes of clause (c) below, certain “straight” debt obligations:

(a)	we may not hold more than 5% of the value of our total assets in the securities of any one issuer;

(b)	we may not hold securities that possess more than 10% of the total voting power of the outstanding securities of any one issuer; and

(c)	we may not hold securities that have a value of more than 10% of the total value of the outstanding securities of any one issuer.

The term “qualified REIT real estate assets” means assets of the type described in Section 856(c)(5)(B) of the Code, and generally include –

•	Interests in real property, including fee ownership and co-ownership of land and improvements thereon and leasehold interests and options on land and improvements thereon;

•	Interests in mortgages on real property;

•	Regular and residual interests in REMICs (provided that if less than 95% of the assets of a REMIC consists of qualified real estate assets, determined as if we held such assets, we will be treated as holding directly our proportionate share of the assets of that REMIC);

•	Non-REMIC mortgage-backed securities that represent ownership interests in pools of mortgage loans;

•	Shares in other REITs; and

•	Investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.

A REIT may hold up to 100% of the stock in a taxable REIT subsidiary. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary by jointly filing a Form 8875 with the IRS. Saxon Capital Holdings has filed such an election to have it treated as our taxable REIT subsidiary effective as of the date of its incorporation. As a consequence of the election, each corporation in which Saxon Capital Holdings owns directly or indirectly securities representing more than 35% of the total voting power of the outstanding voting securities of the corporation or more than 35% of the value of the total outstanding securities of the corporation will also be treated as a taxable REIT subsidiary of us. As taxable REIT subsidiaries, Saxon Capital Holdings and its subsidiaries will be able to conduct activities that generate gross income that would not be qualifying income for purposes of the gross income tests outlined below.

As a taxable REIT subsidiary, Saxon Capital Holdings will pay federal income tax at the rates applicable to corporations on any income we earn. Moreover, the Code contains rules to ensure contractual arrangements between a taxable REIT subsidiary and the parent REIT are at arm’s length. If interest accrues on an indebtedness owed by a taxable REIT subsidiary to its parent REIT, the REIT is subject to tax at a rate of 100% on the excess of (i) interest payments made by a taxable REIT subsidiary to its parent REIT over (ii) the amount of interest that would have been payable had interest accrued on the indebtedness at a commercially reasonable rate. A tax at a rate of 100% is also imposed on any transaction between a taxable REIT subsidiary and its parent REIT to the extent the transaction gives rise to deductions to the taxable REIT subsidiary that are in excess of the deductions that would have been allowable had the transaction been entered into on arm’s-length terms. We will scrutinize all of our transactions with our taxable REIT subsidiaries in an effort to ensure that we do not become subject to these taxes. We cannot assure you, however, that we will be able to avoid application of these taxes.

If we own 100% of the stock of a subsidiary corporation for which we do not make a taxable REIT subsidiary election, the subsidiary will be a qualified REIT subsidiary. As such, the qualified REIT subsidiary’s separate existence will be disregarded for federal income tax purposes, and its assets, liabilities, and items of income, deduction and credit will be treated as our assets, liabilities, and items of income, deduction, and credit. We anticipate owning one or more qualified REIT subsidiaries for purposes of holding certain assets held for investment and for purposes of executing our securitization transactions. Although a qualified REIT subsidiary will not be subject to federal corporate income taxation, we may be subject to state and local taxation in certain jurisdictions.

Saxon Capital believes that, because we will own a large portfolio of mortgage loans, we will be able to satisfy the asset tests. We will monitor the value of our mortgage loans, our stock in our taxable REIT subsidiaries, and our non-qualifying assets throughout the year and will endeavor to manage our portfolio of assets to comply with the asset tests.

If we satisfy the asset tests at the close of any calendar quarter, but fails to meet any of the asset tests as of the close of a subsequent calendar quarter and such failure is due to the acquisition of securities or other assets, the Code allows us a 30-day period following the close of the calendar quarter to come into compliance with the asset tests. If we do cure a failure within the 30-day period, we will be treated as having satisfied the asset tests at the close of the calendar quarter. We will not fail the quarterly asset tests if a discrepancy exists between the value of our assets and the requirements of the asset tests if such discrepancy is attributable solely to fluctuations in the market values of our assets.

Gross Income Tests. To qualify as a REIT, generally we must meet the following gross income tests for each taxable year:

1.	At least 75% of our gross income must be derived from the real estate sources specified in Section 856(c)(3) of the Code, including –

(a)	Rents from real property;

(b)	Interest income on obligations secured by mortgages on real property or on interests in real property;

(c)	Income derived from REMIC regular or residual interests (provided that if less than 95% of the REMIC’s assets are qualifying REIT real estate assets, determined as if we held them directly, then only a proportionate amount of the income will be qualifying income for purposes of this test);

(d)	Gain from the disposition of qualified REIT real estate assets, including mortgage loans (other than dispositions treated as prohibited transactions, as described below);

(e)	Income or gain from foreclosure property (as described below);

(f)	Dividends or other distributions on, and gain from the sale of, stock in other REITs;

(g)	Amounts, such as commitment fees, received in consideration for entering into an agreement to make a loan secured by real property (other than amounts that depend on the income or profits of any person); and

(h)	“Qualified temporary investment income” (generally, income we earn from investing new capital raised through equity offerings or public debt offerings with at least a five-year term, provided we receive or accrue that income within one year of acquiring such new capital).

2.	At least 95% of our gross income for each taxable year must be derived from sources of income specified in Section 856(c)(2) of the Code, which include–

(a)	The types of gross income described in paragraph 1 above;

(b)	Dividends;

(c)	Interest;

(d)	Income derived from certain hedging transactions, or gain from the disposition or termination of certain hedging transactions, entered into to hedge interest rate risk with respect to indebtedness incurred or to be incurred to carry real estate assets; and

(e)	Gains from the sale of stock or securities (other than sales that are prohibited transactions).

If we fail to satisfy one or both of the 75% and 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under Section 856(c)(6) of the Code. Such relief will be available if we could demonstrate that our failure to satisfy the tests was due to reasonable cause and was not due to willful neglect, we attach to our federal income tax return a schedule showing the sources and amounts of each item of our gross income, and the inclusion of any incorrect information set forth in that schedule is not due to fraud with intent to evade tax. We cannot know at this time whether we would, in all circumstances, be able to avail ourselves of the relief provided under Section 856(c)(6) of the Code. For example, if we failed the 75% gross income test because more than 25% of our gross income represented dividends we received from Saxon Capital Holdings, one of our taxable REIT subsidiaries, the IRS could determine that our failure of the test would not satisfy the reasonable cause standard. If we failed one of the tests and we were ineligible for relief, we would fail to qualify as a REIT. Moreover, even if we qualify for relief, we will be subject to a 100% tax on an amount equal to the product of (i) a fraction intended to reflect our profitability, multiplied by (ii) the greater of (a) the excess of (I) 75% of our gross income (excluding gross income from prohibited transactions) over (II) our gross income that qualifies under the 75% gross income test, or (b) the excess of (I) 90% of our gross income (excluding gross income from prohibited transactions) over (II) our gross income that qualifies under the 95% gross income test.

For purposes of the gross income tests, our income includes 100% of the income earned by a disregarded entity in which we hold the sole equity interest, such as a qualified REIT subsidiary or a wholly-owned trust or limited liability company. In addition, our gross income will include our allocable share of the income of any entity that is treated as a partnership for federal income tax purposes.

We intend to securitize mortgage loans in non-REMIC transactions that will be treated as financing transactions for federal income tax purposes. As a result, we will be treated as owning the mortgage loans that we have securitized for purposes of the quarterly asset tests, and, for purposes of applying the gross income tests, we will include in our gross income all of the income generated by those mortgage loans, even though a large portion of the payments of the mortgage loans will be paid out on the mortgage-backed notes that we issue in the securitization transaction.

Gross income we derive from the sale of property (other than foreclosure property, as described below) that we hold for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator of both gross income tests.

Saxon Capital believes that we will be able to satisfy the 95% and 75% gross asset tests because, as explained below, the income from our mortgage loans will be qualifying income for purposes of both tests. We will monitor the amount of our non-qualifying income throughout the year and we will endeavor to manage our portfolio to comply with the gross income tests.

The following paragraphs discuss some of the specific applications of the gross income tests to us.

Dividends. The dividends we receive from Saxon Capital Holdings, one of our taxable REIT subsidiaries, or from any other corporation (other than a qualified REIT subsidiary) in which we own an interest, will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. We intend to limit the amount of dividends we receive from taxable REIT subsidiaries so as to avoid failing the 75% gross income test.

Interest. For purposes of both the gross income tests, the term interest excludes any amount that is based on the income or profits of any person. Thus, interest based on net rental income from mortgaged property would not be qualifying income. We do not anticipate holding mortgage loans that would provide for such payments.

Generally, interest on mortgage loans, including any original issue discount, market discount, prepayment premiums, late payment fees, and assumptions fees, but not any amount that represents compensation for services, will be qualifying income for purposes of both gross income tests. If, however, for any taxable year, the amount of a mortgage loan exceeds the loan value of the real property securing the mortgage loan, only a portion of the interest on that loan will qualify for purposes of the 75% gross income test and the balance will qualify only for purposes of the 95% gross income test. The “amount” of a mortgage loan is the highest balance of the mortgage loan during the taxable year. The “loan value” of the mortgage loan generally is the fair market value of the real property on the date we commit to originate or acquire the mortgage loan. The portion of the interest on a mortgage loan that qualifies under the 75% gross income test is a percentage equivalent of a fraction, the numerator of which is the loan value of the real property securing the mortgage loan and the denominator of which is the amount of the mortgage loan. Thus, if we were to acquire a mortgage loan with an LTV in excess of 100%, a portion of the interest on the loan would not qualify for purposes of the 75% gross income test.

Fee Income. We may receive various fees in connection with our business of originating, acquiring, and servicing mortgage loans. Fees we receive as consideration for a commitment to originate or acquire mortgage loans will represent qualifying income for purposes of both the 75% and 95% gross income tests (provided such fees are not based on the income or profits of any person). Fees that we receive for servicing a mortgage loan that we are treated as owning for tax purposes, such as a mortgage loan that we have securitized in a transaction that is treated as a borrowing for federal income tax purposes, is treated as qualifying income for purposes of the 75% and 95% gross income tests to the same extent that interest income on the mortgage loan is qualifying income. Fees for servicing a mortgage loan that is treated as owned by a person other than us for federal income tax purposes, such as a mortgage loan that is held in a trust for which a REMIC election is in place, would not represent qualifying income. We expect that Saxon Mortgage Services, one of our taxable REIT subsidiaries, will service all mortgage loans that we are not treated as owning for federal income tax purposes. In addition, Saxon Mortgage Services will subservice the mortgage loans that we are treated as owning for federal income tax purposes and for which we hold the servicing rights. As a result, we will not take servicing income with respect to those loans into account in applying the gross income tests.

Hedging Transactions. The treatment of hedging transactions under the tax rules applicable to REIT qualification is not entirely clear. Section 856(c)(5)(G) of the Code provides that income and gain derived from certain transactions entered into by a REIT to hedge interest rate risk on indebtedness incurred or to be incurred to acquire or carry real estate assets, such as mortgage loans, represents a source of income that qualifies for purposes of the 95% gross income test but not for the 75% gross income test. The treatment of hedges entered into to hedge risks other than interest rate risk, or to hedge assets rather than indebtedness, is not clear. For instance, if a REIT were to acquire a derivative financial instrument to hedge prepayment risk associated with a pool of mortgage loans or a mortgage backed security owned by the REIT, the derivative financial instrument would not be a hedge of interest rate risk on indebtedness incurred or to be incurred by the REIT. As a result, Section 856(c)(5)(G) of the Code would not apply to characterize the income recognized by the REIT with respect to such a derivative financial instrument as qualifying income for purposes of the 95% gross income test. In addition, the treatment of hedging transactions under the quarterly asset tests is not clear. We believe, nevertheless, that the hedging transactions that we will employ will fit within the limitations imposed under the tax law applicable to REITs. We may, however, find that in certain instances we must hedge risks incurred by us through transactions entered into by a taxable REIT subsidiary. Hedging our risk through a taxable REIT subsidiary would be inefficient on an after-tax basis because of the tax liability imposed on the taxable REIT subsidiary.

Rents from Real Property. We do not intend to own any real property for the production of rental income. We may, however, acquire real property as a result of foreclosure on a mortgage loan that we hold for investment. To the extent we derive rental income from any real property we may own, the rental income will be treated as “rents from real property” for purposes of the gross income tests only if several conditions are satisfied. The conditions relate to the identity of the tenant, the computation of the rent payable, and the nature of the property leased. First, the amount of rent must not be based on the income or profits of any person. Rent based on a percentage of gross receipts or gross sales is, however, permissible. Second, rents we receive from a related party tenant will not qualify as rents from real property unless the tenant is a taxable REIT subsidiary, at least 90% of the property is leased to unrelated tenants, and the rent paid by the taxable REIT subsidiary is comparable to that paid by unrelated tenants for comparable space. A related party tenant is a tenant in which we actually, or constructively, applying certain rules of attribution set out in the Code, own a 10% or greater interest. Third, if rent attributable to personal property leased in connection with the lease of real property is greater than 15% of the total rent received under the lease, then the portion of the rent attributable to the personal property will not qualify as rents from real property. Finally, for rents to qualify as rents from real property, we are only allowed to provide services that are both usually or customarily rendered in connection with the rental of real property and not otherwise considered rendered to the occupant.

Prohibited Transactions. We will incur a 100% tax on the net income we derive from a sale or other disposition of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of our trade or business. Each such sale we refer to as a prohibited transaction. Although we do not intend to engage in any prohibited transactions, whether we are considered to hold an asset for sale to customers in the ordinary course of our business is a question of fact. Section 857(b)(6)(C) of the Code sets forth certain safe harbors under which certain sales of property will not be considered to be prohibited transactions. We will endeavor to structure any asset sales so as to qualify under the safe harbors. We cannot assure you, however, that we will always be able to avoid holding assets for sale to customers in the ordinary course of business or to avail ourselves of the safe harbors. Sales of loans by a taxable REIT subsidiary are not subject to the prohibited transaction rules.

We intend to structure our securitization transactions such that they are treated as financing transactions for federal income tax purposes and not as sales of mortgage loans or REMIC interests. We intend to avoid making REMIC elections with respect to our securitization transactions because REMIC securitizations are treated as sales transactions for federal income tax purposes and frequent and recurring sales activity would implicate the prohibited transaction rules. We may, however, cause a taxable REIT subsidiary to undertake a securitization in a REMIC format if we determine that a REMIC election will result in a superior execution for a particular transaction.

Foreclosure Property. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property, that we acquire as a result of having bid in the property at foreclosure, or we otherwise reduce to ownership or possession by agreement or process of law, after there has been a default or default was imminent on a lease of such property or on indebtedness secured by such property. We must, however, elect to treat the property as foreclosure property on or before the due date of our tax return for the year in which we acquire the property. Moreover, property will not qualify as foreclosure property if we acquired the related mortgage loan at a time when default was imminent or anticipated, or if we obtained the mortgage loan as consideration for our disposition of property in a prohibited transaction.

We will not be considered to have acquired ownership or possession of property for purposes of the foreclosure property rules if we take control of a property as mortgagee-in-possession and cannot receive any profits or sustain any loss with respect to the property other than as a creditor.

Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the IRS. The grace period terminates and the property for which the foreclosure property election was made ceases to be foreclosure property on the first day

•	On which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•	On which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•	Which is more than 90 days after the date on which the REIT acquired the property and the property is used in a trade or business that is conducted by the REIT, other than through an independent contractor from whom the REIT does not derive or receive any income.

We will be subject to tax at the highest corporate rate to the extent we recognize net income from foreclosure property. Net income from foreclosure property is the excess of (i) the gain on sale of foreclosure property held for sale to customers in the ordinary course of our business and income derived from the foreclosure property, other than income, such as rents from real property, that would otherwise qualify under the 75% gross income test, over (ii) the deductions directly connected with the production of such income.

We may have the option to foreclose on a mortgage loan when a borrower is in default. The foregoing rules may affect our decision as to whether we should foreclose on a particular mortgage loan as well as the timing of any such foreclosure.

Distribution Requirements. We generally must distribute dividends (other than capital gain dividends) to our shareholders in an amount at least equal to (1) the sum of (a) 90% of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gain) and (b) 90% of the net income (after tax, if any) from foreclosure property, minus (2) the sum of certain items of non-cash income. In addition, if we were to recognize “built-in-gain” (as defined below) on disposition of any assets acquired from a “C” corporation in a transaction in which our basis in the assets was determined by reference to the “C” corporation’s basis (for instance, if the assets acquired in a tax-free reorganization), we would be required to distribute at least 90% of the built-in-gain recognized net of the tax we would pay on such gain. “Built-in-gain” is the excess of (a) the fair market value of an asset (measured at the time of acquisition) over (b) the basis of the asset (measured at the time of acquisition). We do not anticipate holding any assets having built-in-gain.

We are not required to distribute our net capital gains. Rather than distribute them, we may elect to retain and pay the federal income tax on them, in which case our shareholders will (i) include their proportionate share of the undistributed net capital gains in income, (ii) receive a credit for their share of the federal income tax we pay and (iii) increase the basis in their stock by the difference between their share of the capital gain and their share of the credit.

Distribution of “Earnings and Profits” Attributable to a “C” Corporation. To qualify as a REIT, we cannot have at the end of any taxable year any undistributed earnings and profits attributable to a “C” corporation taxable year. We have until the close of our first taxable year as a REIT to distribute any such non-REIT earnings and profits. The REIT conversion was structured so that Saxon Capital Holdings, one of our taxable REIT subsidiaries, retained Saxon Capital’s historic earnings and profits. Consequently, we do not anticipate having any earnings and profits attributable to a “C” corporation year.

Unlike a REIT, a taxable REIT subsidiary is not subject to a dividend distribution requirement. Our taxable REIT subsidiaries may seek to retain earnings to fund the future growth of our business. We may decide, therefore, that Saxon Capital Holdings should not distribute dividends to us. This would, as a result, reduce the amount of our taxable income and this, in turn, would reduce the amount we would be required to distribute as dividends.

Taxation as a REIT. In any year in which we qualify as a REIT, we generally will not be subject to federal income tax on that portion of our taxable income or net capital gain that we distribute to our shareholders. We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to shareholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year;

•	95% of our REIT capital gain income for such year; and

•	any undistributed taxable income for prior periods.

We will incur a 4% nondeductible excise tax on the excess of such required distributions over the amounts we actually distribute.

Failure to Qualify. If we fail to qualify as a REIT in any taxable year and the relief provisions provided in the Code do not apply, we will be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income in that taxable year and all subsequent taxable years at the regular corporate income tax rates. We will not be allowed to deduct distributions to shareholders in these years, nor will the Code require us to make distributions. In such event, we will not be allowed to designate any distributions as capital gains dividends, and you will not receive any share of our tax preference items. In addition, distributions to most domestic noncorporate shareholders, to the extent of our current and accumulated earnings and profits, would generally be taxable at capital gains tax rates. Subject to certain limitations of the federal income tax laws, domestic corporate shareholders might be eligible for the dividends received deduction. Further, unless entitled to the relief provisions of the Code, we also will be barred from re-electing REIT status for the four taxable years following the year in which we fail to qualify. We intend to monitor on an ongoing basis our compliance with the REIT requirements described above. To maintain our REIT status, we will be required to limit the types of assets that we might otherwise acquire, or hold some assets at times when we might otherwise have determined that the sale or other disposition of these assets would have been more prudent.

Taxation of U.S. Shareholders

For purposes of this discussion, a “U.S. Shareholder” is a shareholder who is a “U.S. Person.” A U.S. Person is a person who is:

•	A citizen or resident of the United States;

•	A corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

•	An estate whose income is includible in gross income for United States federal income tax purposes regardless of its source; or

•	A trust, if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 26, 1996, was treated as a domestic trust before such date, and has made an election to continue to be treated as a U.S. person.

Distributions. Unless you are a tax-exempt entity, distributions that we make to you, including constructive distributions, generally will be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits as determined for federal income tax purposes. If the amount we distribute to you exceeds your allocable share of current and accumulated earnings and profits, the excess will be treated as a return of capital to the extent of your adjusted basis in your stock, which will reduce your basis in your stock but will not be subject to tax. To the extent the amount we distribute to you exceeds both your allocable share of current and accumulated earnings and profits and your adjusted basis, this excess amount will be treated as a gain from the sale or exchange of a capital asset.

Distributions to our corporate shareholders, whether characterized as ordinary income or as capital gain, are not eligible for the corporate dividends received deduction.

Generally, dividends that we pay are taxable to you at the rates applicable to ordinary income. There are, however, three instances in which dividends we pay to you will be taxable at the rates applicable to net capital gains. First, distributions that we designate as capital gain dividends generally will be taxable in your hands as long-term capital gains, but only to the extent such distributions do not exceed our actual net capital gain for the taxable year. If we realize a loss for the taxable year, you will not be permitted to deduct any share of that loss. Second, to the extent we receive dividends from a “C” corporation, such as a taxable REIT subsidiary, we will be able to designate the dividends that we pay to you as being eligible for taxation at the rate applicable to net capital gains. Finally, to the extent we pay corporate level tax on income or gain in one year, such as the tax on built-in-gains, we can designate dividends as eligible for taxation at the rates applicable to net capital gains to the extent of the amount of such income in excess of the tax paid thereon. Dividends described in the preceding two sentences will generally qualify to be taxed at the rates applicable to net capital gains if you hold our common stock for more than 60 days during the 120-day period beginning on the date that is 60 days before the date on which our common stock becomes ex-dividend.

Rather than distribute our net capital gains, we may elect to retain and pay the federal income tax on them, in which case you will (i) include your proportionate share of the undistributed net capital gains in income, (ii) receive a credit for your share of the federal income tax we pay and (iii) increase the basis in your stock by the difference between your share of the capital gain and your share of the credit.

Post Year-end Dividends. Dividends that we declare during the last quarter of a calendar year and actually pays to you during January of the following taxable year generally are treated as if we had paid, and you had received them on December 31 of the calendar year and not on the date actually paid. In addition, we may elect to treat other dividends distributed after the close of the taxable year as having been paid during the taxable year, so long as they meet the requirements described in the Code, but you will be treated as having received these dividends in the taxable year in which the distribution is actually made.

Gain of Disposition. If you sell or otherwise dispose of our stock, you will generally recognize a capital gain or loss in an amount equal to the difference between the amount realized and your adjusted basis in our stock, which gain or loss will be long-term if the stock is held for more than one year. Any loss recognized on the sale or exchange of stock held for six months or less generally will be treated as a long-term capital loss to the extent of (1) any long-term capital gain dividends you receive with respect to our stock and (2) your proportionate share of any long-term capital gains that we retain.

Failure to Qualify. If we fail to qualify as a REIT in any year, distributions we make to you will be taxable in the same manner discussed above, except that:

•	We will not be allowed to designate any distributions as capital gain dividends;

•	Distributions (to the extent they are made out of our current and accumulated earnings and profits) will be eligible for the corporate dividends received deduction and generally will be taxable to domestic non-corporate shareholders at rates applicable to net capital gains, so long as certain holding period requirements are satisfied;

•	The excess inclusion income rules will not apply to the distributions we make;

•	You will not receive any share of our tax preference items; and

•	Dividends that we declare in the last quarter of the calendar year but pay to you in January would not be treated as though we had paid them to you on the immediately preceding December 31.

In this event, however, we could be subject to substantial federal income tax liability as a “C” corporation, and the amount of earnings and cash available for distribution to you and other shareholders could be significantly reduced or eliminated.

Information Reporting and Backup Withholding—U.S. Shareholders. For each calendar year, we will report to our U.S. Shareholders and to the IRS the amount of distributions that we pay, and the amount of tax (if any) that we withhold on these distributions. Under the backup withholding rules, you may be subject to backup withholding tax with respect to distributions paid unless you:

•	Are a corporation or come within another exempt category and demonstrate this fact when required; or

•	Provide a taxpayer identification number, certify as to no loss of exemption from backup withholding tax and otherwise comply with the applicable requirements of the backup withholding tax rules.

A U.S. Shareholder may satisfy this requirement by providing us an appropriately prepared Form W-9. If you do not provide us with your correct taxpayer identification number, then you may also be subject to penalties imposed by the IRS.

Backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding tax rules will be refunded or credited against your United States federal income tax liability, provided you furnish the required information to the IRS.

Taxation of Tax-Exempt Entities

The discussion under this heading only applies to you if you are a tax-exempt entity. Subject to the discussion below regarding a pension-held REIT, distributions received from us or gain realized on the sale of our stock will not be taxable as unrelated business taxable income (UBTI), provided that:

•	You have not incurred indebtedness to purchase or hold our stock;

•	You do not otherwise use our stock in a trade or business unrelated to your exempt purpose; and

•	We do not distribute dividends to you that are treated as representing excess inclusion income.

In addition, a substantial portion of the distributions you receive may constitute UBTI if we are treated as a “pension-held REIT” and you are a “qualified pension trust” that holds more than 10% by value of our stock at any time during a taxable year. For these purposes, a “qualified pension trust” is any pension or other retirement trust that satisfies the requirements imposed under Section 401(a) of the Code. We will be treated as a “pension-held REIT” if (1) we would not be a REIT if we had to treat stock held in a qualified pension trust as owned by the trust (instead of as owned by the trust’s multiple beneficiaries) and (2) (a) at least one qualified pension trust holds more than 25% of our stock by value, or (b) one or more qualified pension trusts (each owning more than 10% of our stock by value) holds in the aggregate more than 50% of our stock by value. Assuming compliance with the ownership limit provisions set forth in our charter, it is unlikely that pension plans will accumulate sufficient stock to cause us to be treated as a pension-held REIT.

If you are a tax-exempt holder that is a social club, voluntary employee benefit association, supplemental unemployment benefit trust, or qualified group legal services plan exempt from federal taxation under Sections 501(c)(7), (c)(9), (c)(17), and (c)(20) of the Code, respectively, then distributions received by you may also constitute UBTI. We urge you to consult your tax advisors concerning the applicable set aside and reserve requirements. See “Taxation of U.S. Shareholders.”

United States Federal Income Tax Considerations Applicable to Foreign Shareholders

The discussion under this heading only applies to you if you are not a U.S. person (hereinafter, a “foreign shareholder”).

This discussion is only a brief summary of the United States federal tax consequences that apply to you, which are highly complex, and does not consider any specific facts or circumstances that may apply to you and your particular situation. We urge you to consult your tax advisors regarding the United States federal tax consequences of acquiring, holding and disposing of our stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

Distributions. Except for distributions designated as capital gains dividends, distributions you receive from us generally will be subject to federal withholding tax at the rate of 30%, to the extent of our current and accumulated earnings and profits, unless reduced or eliminated by an applicable tax treaty or unless the distributions are treated as effectively connected with your U.S. trade or business. Dividend distributions that are attributable to excess inclusion income will not be eligible for exemption from tax or any reduction in the rate of tax. If you wish to claim the benefits of an applicable tax treaty, you may need to satisfy certification and other requirements, such as providing Form W-8BEN. If you wish to claim that our distributions are effectively connected with your U.S. trade or business, you may need to satisfy certification and other requirements such as providing Form W-8ECI. A distribution to a foreign partnership is treated, with some exceptions, as a distribution directly to the partners so that the partners are required to provide the required certifications.

Distributions you receive that are in excess of our earnings and profits will be treated as a tax-free return of capital to the extent of your adjusted basis in your stock. If the amount of the distribution also exceeds your adjusted basis, this excess amount will be treated as gain from the sale or exchange of your stock as described below. If we cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, the distribution will be subject to withholding at the same rate as dividends. These withheld amounts, however, will be refundable or creditable against your U.S. federal tax liability if we are subsequently determined that the distribution was, in fact, in excess of our earnings and profits. If you receive a distribution that is treated as being effectively connected with your conduct of a trade or business within the United States, the distribution will be subject to the U.S. federal income tax on net income that applies to U.S. persons generally, and may be subject to the branch profits tax if you are a corporation.

Distributions that we make to you and designates as capital gains dividends, other than those attributable to the disposition of a United States real property interest, generally will not be subject to United States federal income taxation, unless:

•	Your investment in our stock is effectively connected with your conduct of a trade or business within the United States; or

•	You are a nonresident alien individual who is present in the United States for 183 days or more in the taxable year, and other requirements are met.

Distributions that are attributable to a disposition of Untied States real property interests (which term excludes interests in mortgage loans) are subject to income and withholding taxes pursuant to the Foreign Investment in Real Property Act of 1980, or FIRPTA, and may also be subject to branch profits tax if you are a corporation that is not entitled to treaty relief or exemption. We may recognize gain attributable to the disposition of United States real property interests, as defined by FIRPTA, if we dispose of real property, such as foreclosure property. We do not expect that we will recognize more than a de minimis amount of such gain. Existing Treasury Regulations interpreting the FIRPTA provisions of the Code could be read as imposing a withholding tax at a rate of 35% on all of our capital gain dividends even if no portion of the capital gains we recognize during the year are attributable to our disposition of a United States real property interest.

Gain on Disposition. You generally will not be subject to United States federal income tax on gain recognized on a sale or other disposition of our stock unless:

•	The gain is effectively connected with your conduct of a trade or business within the United States; or

•	You are a nonresident alien individual who holds Our stock as a capital asset and are present in the United States for 183 or more days in the taxable year and other requirements are met.

Gain that is effectively connected with your conduct of a trade or business within the United States will be subject to the United States federal tax on net income that applies to United States persons generally and may be subject to the branch profits tax if you are a corporation. However, these effectively connected gains will generally not be subject to withholding. We REIT urge you to consult applicable treaties, which may provide for different rules.

Under FIRPTA, you could be subject to tax on gain recognized from a sale or other disposition of your stock if we were to both (1) hold United States real property interests in excess of certain thresholds and (2) fail to qualify as a domestically controlled REIT. A REIT qualifies as a domestically-controlled REIT as long as less than 50% in value of its shares of beneficial interest are held by foreign persons at all times during the shorter of (1) the previous five years and (2) the period in which the REIT is in existence. However, a foreign shareholder that owned, actually or constructively, 5% or less of our common stock at all times during a specified testing period will not incur tax under FIRPTA if our common stock is “regularly traded” on an established securities market. As mentioned above, we do not expect to hold any significant amounts of United States real property interests. Consequently, it is highly unlikely that a sale of our stock will be subject to FIRPTA. Furthermore, even if FIRPTA were to apply, because we expect our common stock will be regularly traded on an established securities market, a foreign shareholder would not incur tax under FIRPTA unless it owns more than 5% of our common stock. If the gain on the sale of our common stock were taxed under FIRPTA, a foreign shareholder would be taxed on that gain in the same manner as U.S. shareholders subject to a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a foreign shareholder is not subject to FIRPTA if:

•	the gain is effectively connected with the foreign shareholder’s U.S. trade or business, in which case the foreign shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain; or

•	the foreign shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and other requirements are met.

Information Reporting and Backup Withholding Tax. The information reporting and backup withholding tax requirements (discussed above) will generally not apply to foreign holders in the case of distributions treated as (1) dividends subject to the 30% (or lower treaty rate) withholding tax (discussed above), or (2) capital gain dividends. Also, as a general matter, backup withholding and information reporting will not apply to the payment of proceeds from shares sold by or through a foreign office of a foreign broker. However, in some cases (for example, a sale of shares through the foreign office of a U.S. broker), information reporting is required unless the foreign holder certifies under penalty of perjury that it is a foreign holder, or otherwise establishes an exemption. A foreign shareholder may satisfy this requirement by using an appropriately prepared Form W-8BEN.

Federal Estate Taxes. In general, if an individual who is not a citizen or resident (as defined in the Code) of the United States owns (or is treated as owning) our stock at the date of death, such stock will be included in the individual’s gross estate for federal estate tax purposes, unless an applicable treaty provides otherwise.

Taxable Mortgage Pools

We expect that our securitization transactions will be treated as taxable mortgage pools within the meaning of Section 7701(i) of the Code. A taxable mortgage pool is any entity (or in certain cases, a portion of an entity) other than a REMIC or a FASIT that –

1.	Substantially all (generally, more than 80%) of the assets of which consist of debt obligations and more than 50% of such debt obligations are real estate mortgages;

2.	Issues two or more classes of debt obligations having different maturities; and

3.	The timing and amount of payments or projected payments on the debt obligations issued by the entity are determined in large part by the timing and amount of payments the entity receives on the debt obligations we hold as assets.

In the securitization transactions we intend to undertake, we will convey one or more pools of real estate mortgage loans to a trust, the trust will issue several classes of mortgage backed bonds having different maturities, and the cash flow on the real estate mortgage loans will be the sole source of payment of principal and interest on the several classes of mortgage backed bonds. We will not make a REMIC or FASIT election with respect to our securitization transactions, and, as a result, each such transaction will be at taxable mortgage pool.

A taxable mortgage pool is treated as a corporation for federal income tax purposes. If a REIT, however, owns directly, or indirectly through one or more qualified REIT subsidiaries, 100% of the equity interest in the taxable mortgage pool, the taxable mortgage pool will be a qualified REIT subsidiary and, therefore, ignored as an entity separate from the parent REIT for federal income tax purposes.

Excess Inclusion Income

Although the taxable mortgage pools we create in our securitization transactions will be disregarded entities, under Treasury Regulations that have not yet been issued under Section 7701(i)(3) of the Code, the equity interests we retain will be treated as generating excess inclusion income as though those equity interests were REMIC residual interests. Generally, excess inclusion income is the income allocable to a REMIC residual interest in excess of the income that would have been allocable to such interest if we were a bond having a yield to maturity equal 120% of the long-term applicable federal rate, which is a rate based on the weighted average yields of treasury securities and is published monthly by the IRS for use in various tax calculations. If the sum of our excess inclusion income for any taxable year exceeds our REIT taxable income for the taxable year (computed after taking into account the dividends paid deduction), under Treasury Regulations that have not yet been issued, a portion of the distributions we make will be treated as excess inclusion income in your hands.

In the event that our excess inclusion income for any taxable year is less than 10% of our REIT taxable income for the taxable year, computed without regard to the dividends paid deduction, we may elect to pay tax on any excess inclusion income and thereby avoid having to treat a portion of the dividends we pay as being characterized as excess inclusion income.

You cannot offset excess inclusion income with net operating losses or otherwise allowable deductions. Moreover, if you are a tax-exempt shareholder, such as a domestic pension fund, you must treat excess inclusion income as unrelated business taxable income. If you are not a U.S. shareholder, your dividend distributions may be subject to withholding tax, without regard to any exemption or reduction in rate that might otherwise apply, with respect to your share of excess inclusion income. The manner in which excess inclusion income would be allocated among shares of different classes of our stock or how such income is to be reported to shareholders is not clear under current law.

If we were to own less than 100% of the ownership interest in a subsidiary that is a taxable mortgage pool, the foregoing rules would not apply. Rather, the subsidiary would be treated as a corporation for federal income tax purposes, and would potentially be subject to corporate income tax. In addition, this characterization would alter our gross income and asset test calculations and could adversely affect our compliance with those requirements. We currently do not have, and currently do not intend to form, any subsidiary in which we will own some, but less than all, of the ownership interest that are or will become taxable mortgage pools, and we intend to monitor the structure of any taxable mortgage pools in which we have an interest to ensure that they will not adversely affect our qualification for taxation as a REIT.

State and Local Taxes

We and our shareholders may be subject to state or local taxation in various jurisdictions, including those in which they or we transact business or reside. The state and local tax treatment that applies to our shareholders and we may not conform to the federal income tax consequences discussed above. Consequently, we urge you to consult your own tax advisors regarding the effect of state and local tax laws.

COMMON STOCK AVAILABLE FOR FUTURE SALE

Upon the completion of this offering, we will have                      shares of Saxon REIT common stock outstanding, which includes:

•	the shares of common stock being offered in this offering;

•	the 32,861,794 shares of common stock to be issued to Saxon Capital shareholders in connection with the merger described under “ Our Structure and

Formation Transactions” (including 28,711,769 currently outstanding shares and 240,000 shares of currently unvested restricted stock units that will vest immediately upon approval of the merger agreement by Saxon Capital’s shareholders and assuming issuance of 2,750,025 shares upon exercise of outstanding options (of which options to purchase 1,394,125 shares are currently unvested but will be accelerated upon approval of the merger agreement by Saxon Capital’s shareholders) and the issuance of 1,160,000 shares issuable upon exercise of outstanding warrants); and

•	an aggregate of 625,000 shares of common stock that will be issued as restricted stock units to our independent directors and Messrs. Sawyer, Stowe, Adams, and Eastep and an aggregate of 242,500 shares of common stock that will be issued as restricted stock units to our other executive officers, all of which will have tandem dividend equivalent rights that will pay dividends for so long as the restricted stock units (whether vested or unvested) are held by the grantee, pursuant to the 2004 Incentive Compensation Plan.

The 1,000 shares of common stock currently held by Saxon Capital will be redeemed.

The                      shares to be sold in this offering and any shares sold upon exercise of the underwriters’ over-allotment option, together with the 32,861,794 shares issued in the merger will be freely tradable without restriction or further registration under the Securities Act, except for those shares of Saxon REIT stock issued to “affiliates” (as that term is defined in Rule 144 under the Securities Act) of Saxon REIT or Saxon Capital in the merger.

In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, including an affiliate of ours, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three month period, a number of shares that does not exceed the greater of (a) 1% of the then outstanding shares of common stock or (b) the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which notice of such sale is filed with the SEC.

Sales under Rule 144 are also subject to provisions relating to notice and manner of sale and the availability of current public information about us during the 90 days immediately preceding a sale. In addition, a person who is not deemed to have been an affiliate of ours during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the conditions described above.

If Saxon Capital’s shareholders approve the 2004 Incentive Compensation Plan and the REIT conversion occurs, we will reserve the number of shares of our common stock for future issuance under our 2004 Incentive Compensation Plan equal to 15% of (a) the total number of shares outstanding of Saxon REIT immediately after the issuance of shares in this offering and the issuance of shares in the merger (assuming all currently outstanding options and warrants are exercised), minus (b) the total number of shares of Saxon Capital common stock that have been issued (either as stock awards or upon the exercise of options), or are issuable upon the exercise of options outstanding immediately prior to the consummation of the merger, pursuant to grants made under all employee and director equity-based compensation plans or arrangements of Saxon Capital other than the 2004 Employee Stock Purchase Plan and the 2001 Employee Stock Purchase Plan), of which an aggregate of 625,000 shares will be issued as restricted stock units to our independent directors and Messrs. Sawyer, Stowe, Adams, and Eastep and an aggregate of 242,500 shares will be issued as restricted stock units to our other executive officers, all of which will have tandem dividend equivalent rights that will pay dividends for so long as the restricted stock units (whether vested or unvested) are held by the grantee, and 2,750,025 shares will be issuable upon exercise of options to be outstanding immediately after the closing of this offering if no currently outstanding options are exercised prior to the consummation of the merger. We intend to file with the SEC a registration statement on Form S-8 to register the shares reserved for issuance under the 2004 Incentive Compensation Plan. Following such registration, all shares of common stock issued under the plan will be freely tradable without restriction under the Securities Act, subject to the limitations of Rule 144 applicable to our affiliates.

UNDERWRITING

We are offering our common stock described in this prospectus through a number of underwriters. FBR is acting as the representative of the underwriters. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to the underwriters, and each of the underwriters has severally agreed to purchase from us, on a firm commitment basis, the number of shares of common stock listed next to its name in the following table:

Underwriter	No. of Shares
Friedman, Billings, Ramsey & Co., Inc.

The underwriters are obligated to take and pay for all of our common stock offered if any of the shares of common stock are taken, other than the shares subject to the over-allotment option.

The underwriters propose initially to offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to selected dealers a concession of not more than $              per share. The underwriters may also allow, and any dealers may reallow, a concession of not more than $              per share to selected other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. Our shares of common stock are offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

We have granted the underwriters an option, exercisable in one or more installments for 30 days after the date of this prospectus, to purchase up to                      additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discount set forth on the cover page of this prospectus. To the extent that the underwriters exercise the option, each underwriter will be committed, subject to certain conditions, to purchase that number of additional shares of common stock that is proportionate to such underwriter’s initial commitment.

The following table shows the amount per share and total underwriting discount we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to                  additional shares to cover over-allotments.

	No Exercise	Full Exercise
Per share
Total

We estimate that the total expenses of this offering to be paid by us, not including the underwriting discount, will be approximately $35.0 million. This amount does not include the cash consideration to be paid to Saxon Capital’s existing shareholders in the merger.

We also agreed to indemnify and hold harmless FBR and its directors, officers and various other persons from any liabilities incurred by those persons as a result of performing services on our behalf, except for liabilities incurred by FBR that are found by a judgment of a court to have resulted directly from FBR’s willful misconduct or gross negligence.

We will indemnify the underwriters against various liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities. We have also agreed to reimburse the underwriters for the fees of filing with the National Association of Securities Dealers, Inc. and the reasonably and actually incurred cost of producing a blue-sky survey.

We intend to apply to list shares of Saxon REIT common stock on the Nasdaq National Market under the symbol “SAXN,” which is Saxon Capital’s current market symbol.

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than it is required to purchase in this offering, and purchasing common stock from us or in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares pursuant to the over-allotment option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, the underwriters will purchase shares in the open market to cover the position.

The underwriters also may impose a penalty bid on selling group members. This means that if the underwriters purchase shares in the open market in stabilizing transactions or to cover short sales, the underwriters can require the selling group members that sold those shares as part of this offering to repay the selling concession received by them.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market in the over-the-counter market or otherwise.

The representative has advised us that the underwriters do not confirm sales to accounts over which they exercise discretionary authority.

Saxon Capital common stock is quoted on the Nasdaq National Market. However, prior to this offering, there has been no public market for Saxon REIT common stock. The initial public offering price will be determined by negotiations among us and the underwriters. The primary factors to be considered in determining the initial public offering price include:

•	the market price of Saxon Capital common stock as quoted on the Nasdaq National Market;

•	our conversion to a REIT;

•	the economic conditions in and future prospects for the industry in which we compete;

•	our past and present operating performance and financial condition;

•	our prospects for future earnings;

•	an assessment of our management;

•	the present state of our development;

•	the prevailing conditions of the equity securities markets at the time of this offering; and

•	current market valuations of publicly traded companies considered comparable to us.

A prospectus in electronic format may be made available on the Internet sites of or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

A prospectus in electronic format may be made available on www.fbr.com, the Internet website maintained by Friedman, Billings, Ramsey Group, Inc., the parent company of FBR. We will not effect any sales of our common stock in this offering by electronic means or over the Internet.

FBR has performed financial advisory services for us in the past. FBR acted as initial purchaser and placement agent in connection with our July 2001 private placement and received customary fees for such services plus reimbursement of expenses. FBR is acting as financial advisor to Saxon Capital on the REIT conversion, for which it is receiving an advisory fee of 1% of the gross proceeds received from this offering, excluding sales of securities to Saxon Capital’s officers or directors. In addition, some of the underwriters or their affiliates may provide us with certain commercial banking, financial advisory and investment banking services in the future, for which they would receive customary compensation.

LEGAL MATTERS

The validity of the common stock will be passed upon for us by McKee Nelson LLP. In addition, the description of Material United States Federal Income Tax Consequences under the heading “Material United States Federal Income Tax Consequences” is based upon the opinion of McKee Nelson LLP. Certain legal matters related to this offering will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, and certain tax matters related to this offering will be passed upon for the underwriters by Hunton & Williams LLP.

EXPERTS

The financial statements included in this prospectus and the related financial statement schedules included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Saxon REIT has filed with the SEC a registration statement on Form S-11 of which this prospectus forms a part, including exhibits and schedules filed with the registration statement, under the Securities Act with respect to the common stock proposed to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to Saxon REIT and the common stock proposed to be sold in this offering, we refer you to the registration statement, including the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. Copies of such material also can be obtained at prescribed rates by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, DC 20549. The SEC’s toll-free number is 1-800-SEC-0330. In addition, the SEC maintains a website, http://www.sec.gov, that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC.

As a result of this offering, Saxon REIT will become subject to the information and reporting requirements of the Securities Exchange Act, and will file periodic reports and proxy statements and will make available to its shareholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

Subsequent to this offering, Saxon Capital will no longer be subject to the information and reporting requirements of the Securities Exchange Act. You may access Saxon Capital filings made before this offering with the SEC through the channels described above.

I NDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Saxon REIT, Inc. Balance Sheet	F-3
Saxon REIT, Inc. Note to the Balance Sheet	F-4
Condensed Consolidated Balance Sheets (unaudited) as of March 31, 2004 and December 31, 2003	F-5
Condensed Consolidated Statements of Operations (unaudited) for the three months ended March 31, 2004 and 2003	F-6
Condensed Consolidated Statements of Shareholders’ Equity (unaudited) for three months ended March 31, 2004	F-7
Condensed Consolidated Statements of Cash Flows (unaudited) for the three months ended March 31, 2004 and 2003	F-8
Unaudited Notes to Condensed Consolidated Financial Statements	F-9
Report of Independent Registered Public Accounting Firm	F-21
Consolidated Balance Sheets as of December 31, 2003 and December 31, 2002	F-22

Consolidated Statements of Operations for the years ended December 31, 2003 and 2002 (Saxon Capital, Inc.), for the period July 6, 2001 to December 31, 2001 (Saxon Capital, Inc.), and for the period January 1, 2001 to July 5, 2001 (SCI Services, Inc.)

F-23

Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2003 and 2002 (Saxon Capital, Inc.) for the period July 6, 2001 to December 31, 2001 (Saxon Capital, Inc.), and for the period January 1, 2001 to July 5, 2001 (SCI Services, Inc.)

F-24

Consolidated Statements of Cash Flows for the years ended December 31, 2003 and 2002 (Saxon Capital, Inc.) for the period July 6, 2001 to December 31, 2001 (Saxon Capital, Inc.), and for the period January 1, 2001 to July 5, 2001 (SCI Services, Inc.)

F-25
Notes to Consolidated Financial Statements	F-26

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Saxon REIT, Inc.

Glen Allen, VA

We have audited the accompanying balance sheet of Saxon REIT, Inc. (the “Company”) as of February 5, 2004. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company as of February 5, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Richmond, Virginia

May 24, 2004

SAXON REIT, INC. BALANCE SHEET

As of February 5, 2004
Assets:
Cash	$1,000

Total assets	$1,000

Liabilities and shareholders’ equity:
Liabilities:	$—
Shareholders’ equity:
Common stock, $0.01 par value, 1,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in-capital	990

Total shareholders’ equity	1,000

Total liabilities and shareholders’ equity	$1,000

SAXON REIT, INC. NOTE TO THE BALANCE SHEET

1.	Organization

Saxon REIT, Inc., or Saxon REIT, was incorporated on February 5, 2004, under the laws of the State of Maryland and was authorized to issue 1,000 shares of $0.01 par value common stock. Saxon REIT is a wholly-owned subsidiary of Saxon Capital, Inc.

From the date of inception on February 5, 2004 through May 24, 2004, Saxon REIT has not conducted any activities other than those incident to its formation, the execution of the merger agreement and the preparation of this prospectus.

Saxon Capital, Inc.

Condensed Consolidated Balance Sheets

(Dollars in thousands, except for share data)

(unaudited)

	March 31, 2004	December 31, 2003
Assets:
Cash	$6,795	$5,245
Accrued interest receivable	52,743	54,080
Trustee receivable	89,797	74,614
Mortgage loan portfolio	4,940,909	4,723,416
Allowance for loan loss	(33,837)	(43,369)

Net mortgage loan portfolio	4,907,072	4,680,047
Restricted cash	470,300	1,257
Servicing related advances	90,789	98,588
Mortgage servicing rights, net	39,042	41,255
Real estate owned	23,524	23,787
Other assets	67,764	79,959

Total assets	$5,747,826	$5,058,832

Liabilities and shareholders’ equity:
Liabilities:
Accrued interest payable	$9,576	$8,602
Warehouse financing	426,368	427,969
Securitization financing	4,898,181	4,237,375
Note payable	25,000	25,000
Deferred tax liability	2,161	907
Other liabilities	25,889	13,933

Total liabilities	5,387,175	4,713,786

Commitments and contingencies – Note 9	—	—
Shareholders’ equity:
Common stock, $0.01 par value per share, 100,000,000 shares authorized; shares issued and outstanding: 28,690,794 as of March 31, 2004 and 28,661,757 as of December 31, 2003	287	287
Additional paid-in capital	264,564	264,030
Other comprehensive loss, net of tax of $(6,442) and $(3,500)	(10,118)	(5,497)
Retained earnings	105,918	86,226

Total shareholders’ equity	360,651	345,046

Total liabilities and shareholders’ equity	$5,747,826	$5,058,832

The accompanying notes are an integral part of these condensed consolidated financial statements.

Saxon Capital, Inc.

Condensed Consolidated Statements of Operations

(Dollars in thousands, except for share data)

(unaudited)

	Three Months Ended March 31,
	2004	2003
Revenues:
Interest income	$90,999	$75,255
Interest expense	(33,167)	(26,661)

Net interest income	57,832	48,594
Provision for mortgage loan losses	(3,878)	(8,614)

Net interest income after provision for mortgage loan losses	53,954	39,980
Servicing income, net of amortization and impairment	4,892	7,580
Gain on sale of mortgage assets	2,551	6

Total net revenues	61,397	47,566
Expenses:
Payroll and related expenses	(15,644)	(14,278)
General and administrative expenses	(12,758)	(11,058)
Depreciation	(1,494)	(666)
Other expense	(1,143)	(659)

Total operating expenses	(31,039)	(26,661)
Income before taxes	30,358	20,905
Income tax expense	(10,666)	(8,021)

Net income	$19,692	$12,884

Earnings per common share:
Average common shares – basic	28,671,464	28,283,640
Average common shares – diluted	31,406,522	29,059,078
Basic earnings per common share	$0.69	$0.46
Diluted earnings per common share	$0.63	$0.44

The accompanying notes are an integral part of these condensed consolidated financial statements.

Saxon Capital, Inc.

Condensed Consolidated Statement of Shareholders’ Equity

(Dollars in thousands, except share data)

(unaudited)

	Common Shares Outstanding	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
Balance at January 1, 2004	28,661,757	$287	$264,030	$(5,497)	$86,226	$345,046
Issuance of common stock	29,037	—	327	—	—	327
Compensation expense on restricted stock units	—	—	207	—	—	207
Comprehensive income:
Net income	—	—	—	—	19,692	19,692
Add: change in unrealized loss on mortgage securities	—	—	—	199	—	199
Add: reclassification adjustment for unrealized gain on mortgage securities	—	—	—	290	—	290
Less: tax effect of above unrealized gain on mortgage securities	—	—	—	(190)	—	(190)
Less: loss on cash flow hedging instruments	—	—	—	(8,125)	—	(8,125)
Add: reclassification adjustment for gain on cash flow hedging instruments	—	—	—	72	—	72
Add: tax effect of loss on cash flow hedging instruments	—	—	—	3,133	—	3,133

Total comprehensive loss	—	—	—	(4,621)	19,692	15,071

Balance at March 31, 2004	28,690,794	$287	$264,564	$(10,118)	$105,918	$360,651

The accompanying notes are an integral part of these condensed consolidated financial statements.

Saxon Capital, Inc.

Condensed Consolidated Statements of Cash Flows

(Dollars in thousands)

(unaudited)

	Three Months Ended March 31,
	2004	2003
Operating Activities:
Net income from operations	$19,692	$12,884
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,989	5,222
Deferred income taxes	1,254	(2,622)
Impairment of assets	3,715	500
(Gain) loss from sale of assets	(2,551)	439
Provision for loan losses	3,878	8,614
(Recovery) provision for advanced interest losses	(60)	440
Decrease (increase) in servicing related advances	7,799	(2,584)
Decrease (increase) in accrued interest receivable	1,337	(4,956)
Increase in accrued interest payable	974	1,800
Increase in trustee receivable	(15,183)	(7,693)
Net change in other assets and other liabilities	22,109	4,649

Net cash provided by operating activities	52,953	16,693

Investing Activities:
Purchase and origination of mortgage loans	(795,543)	(726,057)
Principal payments on mortgage loan portfolio	424,978	248,075
Proceeds from the sale of mortgage loans	111,665	10,766
Proceeds from the sale of real estate owned	14,057	4,389
(Increase) decrease in restricted cash	(469,043)	300,631
Purchase of mortgage bonds	—	(3,000)
Principal payments received on mortgage bonds	3,584	973
Acquisition of mortgage servicing rights	(3,824)	(8,697)
Net capital expenditures	(1,944)	(1,783)

Net cash used in investing activities	(716,070)	(174,703)

Financing Activities:
Proceeds from issuance of securitization financing	1,115,475	770,396
Bond issuance costs	(4,121)	(2,587)
Principal payments on securitization financing	(443,400)	(250,994)
Repayment of warehouse financing, net	(1,601)	(354,545)
Purchases of derivative instruments	(2,013)	(8,743)
Proceeds received from issuance of stock	327	1,597

Net cash provided by financing activities	664,667	155,124

Net increase (decrease) in cash	1,550	(2,886)
Cash at beginning of period	5,245	8,098

Cash at end of period	$6,795	$5,212

Supplemental Cash Flow Information:
Cash paid for interest	$39,587	$33,308
(Refunds received) cash paid for taxes	$(725)	$10,061
Non-Cash Financing Activities:
Transfer of mortgage loans to real estate owned	$26,903	$3,836

The accompanying notes are an integral part of these condensed consolidated financial statements.

Unaudited Notes to Condensed Consolidated Financial Statements

(1)	Organization and Summary of Significant Accounting Policies

(a)	The Company and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with the instructions to Form 10-Q and Article 10, Rule 10-01 of Regulation S-X for interim financial statements. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America, or GAAP, for complete financial statements.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of normal recurring accruals, necessary for a fair presentation. The results of operations and other data for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for any other interim periods or the entire year ending December 31, 2004. The unaudited condensed consolidated financial statements presented herein should be read in conjunction with the audited consolidated financial statements and related notes thereto included in Saxon Capital, Inc.’s Annual Report on Form 10-K, as amended for the year ended December 31, 2003.

Saxon Capital, Inc. (the “Company”) (NASDAQ: SAXN) was formed on April 23, 2001. The Company acquired all of the issued and outstanding capital stock of SCI Services, Inc. (“Predecessor”) from Dominion Capital, Inc. (“Dominion Capital”) on July 6, 2001. The Company had no activities between April 23, 2001 and the acquisition of Predecessor.

The Company, through its wholly-owned subsidiaries Saxon Mortgage, Inc. (“Saxon Mortgage”) and America’s MoneyLine, Inc. (“America’s MoneyLine”), is licensed to originate loans or is exempt from licensing requirements, in 49 states. Its activities consist primarily of originating and purchasing single-family residential mortgage loans and home equity loans through three production channels — wholesale, correspondent, and retail. The Company may also, as servicer of record, purchase loans from prior securitizations pursuant to the clean-up call provisions of the trusts. Loans originated or purchased by the Company are secured by a mortgage on the borrower’s property. The Company then either sells these loans or accumulates such loans until a sufficient volume has been reached to securitize them. In addition, the Company, through its wholly-owned subsidiary Saxon Mortgage Services, Inc. (“Saxon Mortgage Services”), services and sub-services single-family mortgage loans throughout the country that primarily have been purchased or originated by the Company. The Company, headquartered in Glen Allen, Virginia, has operation centers of its subsidiaries in Fort Worth, Texas and Foothill Ranch, California and 27 branch offices located throughout the country at March 31, 2004. The focus of the Company is on originating and purchasing loans to homebuyers who generally do not meet the underwriting guidelines of one of the government-sponsored entities such as the Federal Home Loan Mortgage Corporation, (“Freddie Mac”), the Federal National Mortgage Association, (“Fannie Mae”), and the Government National Mortgage Association, (“Ginnie Mae”). Use of the term “Company” throughout these Unaudited Notes to Condensed Consolidated Financial Statements shall be deemed to refer to or include the applicable subsidiaries of the Company.

The condensed consolidated financial statements of the Company include the accounts of all wholly owned subsidiaries. All inter–company balances and transactions have been eliminated in consolidation.

(b)	Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The recorded balances most affected by the use of estimates are net interest income, the allowance for loan loss, valuation of servicing rights, hedging activities, and income taxes.

(c)	Stock Options

The Company has elected to follow the intrinsic value method, in accounting for its stock options issued to employees and non-employee directors. Accordingly, the Company does not recognize compensation expense upon the issuance of its stock options because the option terms are fixed and the exercise price equals the market price of the underlying stock on the grant date. Any options issued to consultants are expensed based on fair value. As of March 31, 2004, no options have been granted to consultants. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value method to stock-based employee compensation using the Black-Scholes option pricing model.

	Three Months Ended March 31,
	2004	2003
	($ in thousands)
Net income, as reported	$19,692	$12,884
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(638)	(622)

Pro forma net income	$19,054	$12,262

Earnings per share:
Basic - as reported	$0.69	$0.46

Basic - pro forma	$0.67	$0.44

Diluted - as reported	$0.63	$0.44

Diluted - pro forma	$0.61	$0.42

(d)	Reclassifications

Certain amounts for 2003 have been reclassified to conform to presentations adopted in 2004.

(e)	Recently Issued Accounting Standards

In December 2003, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer, which addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in a purchase business combination, but does not apply to loans originated by the entity. This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. Management has not yet determined the impact, if any, of adoption of SOP 03-3.

In March 2004, the Securities and Exchange Commission, or SEC, issued Staff Accounting Bulletin, or SAB, No. 105, Application of Accounting Principles to Loan Commitments, which addresses the proper accounting for loan commitments related to the origination of mortgage loans that will be held for resale. SEC registrants must follow the guidance in SAB No. 105 for any new loan commitments entered into beginning April 1, 2004. Since SAB No. 105 applies to the proper valuation and measurement of interest rate lock commitments classified as derivatives, management believes that SAB No. 105 is not applicable to the Company because its interest rate lock commitments are for loans that will be held for investment; therefore, under Statement of Financial Accounting Standard, or SFAS, No. 149, they are not considered to be derivatives.

(2)	Subsequent Events

On April 2, 2004, the Company’s subsidiary formed for the purpose of effecting the proposed Real Estate Investment Trust (“REIT”) conversion, Saxon REIT, Inc., filed a pre-effective amendment to its S-4 registration statement 333-112834, and anticipates filing one or more additional pre-effective amendments. The Company plans to present the proposed REIT conversion to its shareholders for approval at its annual meeting, which is expected to be held in the second quarter of 2004. If approved, the Company expects the proposed REIT conversion to be completed during the third quarter of 2004.

In April 2004, the Company purchased $1.1 billion in third party servicing rights for approximately $8.0 million.

The Company’s Merrill Lynch Mortgage Capital $400.0 million repurchase facility was amended on May 3, 2004, extending the termination date of the facility to September 1, 2004.

(3)	Earnings Per Share

Basic earnings per share is based on the weighted average number of common shares outstanding, excluding any dilutive effects of options, warrants, or unvested restricted stock units. Diluted earnings per share is based on the weighted average number of common shares, dilutive stock options, dilutive stock warrants, and dilutive restricted stock units outstanding during the year. Computations of earnings per common share were as follows:

	Three Months Ended March 31,
	2004	2003
	($ in thousands, except share data)
Basic:
Net income	$19,692	$12,884
Weighted average common shares outstanding	28,671,464	28,283,640

Earnings per share	$0.69	$0.46

Diluted:
Net income	$19,692	$12,884
Weighted average common shares outstanding	28,671,464	28,283,640
Dilutive effect of stock options, warrants and restricted stock units	2,735,058	775,438

Weighted average common shares outstanding – diluted	31,406,522	29,059,078

Earnings per share	$0.63	$0.44

(4)	Mortgage Loan Portfolio

The Company’s subsidiaries purchase and originate fixed-rate and adjustable-rate mortgage loans that have a contractual maturity of up to 30 years. These mortgage loans are secured by single-family residential properties (which may include manufactured homes affixed to and classified as real property under applicable law), condominiums and one-to-four unit properties, and are recorded at amortized cost. Most of these mortgage loans are pledged as collateral for a portion of the warehouse financing and securitization financing.

Approximately 22% of the property securing the Company’s mortgage loan portfolio was located in the state of California at both March 31, 2004 and December 31, 2003, respectively. No other state comprised more than 9% of the Company’s mortgage loan portfolio at both March 31, 2004 and December 31, 2003, respectively.

Mortgage loans reflected on the Company’s condensed consolidated balance sheets as of March 31, 2004 and December 31, 2003 were comprised of the following:

	March 31, 2004	December 31, 2003
	($ in thousands)
Securitized mortgage loans - principal balance	$4,283,426	$4,078,468
Unsecuritized mortgage loans - principal balance	539,669	529,161
Premiums, net of discounts	60,400	53,066
Hedge basis adjustments	40,500	46,058
Deferred origination costs, net	10,422	9,374
Fair value adjustments	6,492	7,289

Total	$4,940,909	$4,723,416

From time to time, the Company may choose to sell certain mortgage loans rather than securitize them. The following chart summarizes the Company’s activity with respect to sold mortgage loans during the periods presented.

	Three Months Ended March 31,
	2004	2003
	($ in thousands)
Mortgage loans sold:
Performing mortgage loans sold:
Non conforming first lien mortgages	$69,274	$—
Second lien mortgages	15,696	10,319
Delinquent mortgage loans (1)	24,465	—

Total mortgage loans sold	109,435	10,319
Yield adjustments	(290)	441
Cash received	111,665	10,766

Gain on sale of mortgage loans (1)(2)	$2,520	$6

(1)	Includes real estate owned that was part of a delinquent loan sale.

(2)	Total gain on sale of mortgage assets of $2,551 on the Condensed Consolidated Statements of Operations for the three months ended March 31, 2004 includes the gain recognized on sale of other assets of approximately $31 thousand.

(5)	Allowance for Loan Loss

The Company is exposed to risk of loss from its mortgage loan portfolio and establishes the allowance for loan loss taking into account a variety of criteria including the contractual delinquency status and historical loss experience. The allowance for loan loss is evaluated monthly and adjusted based on this review.

Activity related to the allowance for loan loss for the mortgage loan portfolio for the three months ended March 31, 2004 and 2003 is as follows:

	Three Months Ended March 31,
	2004	2003
	($ in thousands)
Beginning balance	$43,369	$40,227
Provision for loan losses (1)	3,818	9,054
Charge-offs	(13,350)	(6,282)

Ending balance	$33,837	$42,999

(1)	Includes $(60) thousand and $0.4 million for the three months ended March 31, 2004 and 2003, respectively, related to advanced interest paid to securitization trusts but not yet collected. This amount is included as a component of interest income in the condensed consolidated statements of operations.

(6)	Mortgage Servicing Rights

Mortgage servicing rights, or MSRs, are initially recorded at cost and subsequently amortized in proportion to and over the period of the anticipated servicing income to arrive at the carrying value. The amount recorded on the condensed consolidated balance sheets represents the carrying value less any temporary impairments of the Company’s servicing portfolio. As of March 31, 2004, the fair value of the mortgage servicing rights, based on independent appraisals, was measured at $58.8 million, compared to $46.8 million at December 31, 2003. The following table summarizes activity in mortgage servicing rights for the three months ended March 31, 2004 and 2003:

	Three Months Ended March 31,
	2004	2003
	($ in thousands)
Balance, beginning of period	$41,255	$24,971
Purchased	3,824	8,697
Amortization	(3,255)	(1,485)
Temporary impairment	(2,782)	(500)

Balance, end of period	$39,042	$31,683

The following table summarizes the activity of our valuation allowance:

Valuation Allowance
($ in thousands)
Balance at January 1, 2004	$(687)
Temporary impairment	(2,782)
Permanent impairment	—

Balance at March 31, 2004	(3,469)

As of March 31, 2004, the following table summarizes the remaining estimated projected amortization expense for the carrying value of the mortgage servicing rights for each of the five succeeding years and thereafter:

Years Ending December 31,
($ in thousands)
April 2004 through December 2004	$10,461
2005	9,855
2006	6,510
2007	4,579
2008	3,247
Thereafter	7,859

Total	$42,511

(7)	Warehouse Financing, Securitization Financing and Note Payable

A summary of the amounts outstanding and available under these agreements at March 31, 2004 and December 31, 2003 is as follows:

	March 31, 2004	December 31, 2003
	($ in thousands)
Debt Outstanding
Warehouse financing – loans and servicing advances	$130,342	$101,055
Repurchase agreements – loans	294,706	325,474
Repurchase agreements – mortgage bonds	1,320	1,440
Securitization financing – servicing advances	95,000	100,239
Securitization financing – loans and real estate owned	4,756,912	4,079,050
Securitization financing – net interest margin	46,269	58,086
Note payable	25,000	25,000

Total	$5,349,549	$4,690,344

The following table summarizes our contractual obligations at March 31, 2004:

As of March 31, 2004	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	($ in thousands)
Warehouse financing facility – line of credit	$130,342	$130,342	$—	$—	$—
Warehouse financing facility – repurchase agreements	294,706	294,706	—	—	—
Repurchase agreements – bonds	1,320	1,320	—	—	—
Securitization financing – servicing advances (1)	95,000	34,025	35,307	10,234	15,434
Securitization financing – loans and real estate owned (2)	4,756,912	1,762,853	1,768,092	508,814	717,153
Securitization financing - net interest margin(2)	46,269	38,748	7,521	—	—
Note payable	25,000	—	25,000	—	—

Total contractual cash obligations	$5,349,549	$2,261,994	$1,835,920	$519,048	$732,587

(1)	Amounts shown are estimated bond payments based on anticipated recovery of the underlying principal and interest servicing advances.

(2)	Amounts shown are estimated bond payments based on anticipated receipt of principal and interest on underlying mortgage loan collateral using historical prepayment speeds.

A summary of interest expense and the weighted average cost of funds is as follows:

	Three Months Ended March 31,
	2004	2003
	($ in thousands)
Interest Expense
Warehouse financing	$283	$245
Repurchase agreements	1,510	1,459
Securitization financing	30,085	23,699
Notes payable	497	493
Other	792	765

Total	$33,167	$26,661

Weighted Average Cost of Funds
Warehouse financing	1.56%	1.29%
Repurchase agreements	1.78%	2.03%
Securitization financing	2.65%	2.78%
Notes payable	8.00%	8.00%

Total	2.66%	2.81%

During the three months ended March 31, 2004, the Company completed one securitization of mortgage loans, of which a portion was prefunded, ($647.7 million in principal balances and $9.0 million in unamortized basis adjustments). During the three months ended March 31, 2003, the Company completed the final funding of Saxon Asset Securities Trust (“SAST”) 2002-3 ($300.2 million in principal balances and $4.4 million in unamortized basis adjustments) and one additional securitization of mortgage loans ($750.0 million in principal balances and $11.2 million in unamortized basis adjustments).

Under its borrowing agreements, the Company is subject to certain debt covenants and is required to maintain or satisfy specified financial ratios and tests, as well as other customary covenants, representations and warranties, and events of default. In the event of default, the Company may be prohibited from paying dividends and making distributions under certain of its financing facilities without the prior approval of its lenders. At March 31, 2004, the Company was in compliance with all its covenants under the respective borrowing agreements.

(8)	Derivatives

The Company accounts for its derivative financial instruments as cash flow hedges, which hedge the Company’s variable rate debt. At March 31, 2004 and December 31, 2003, the fair value of the Company’s derivatives totaled $(0.1) million and $5.7 million, respectively. The derivative fair value is held on the condensed consolidated balance sheet as part of other assets. As of March 31, 2004 and December 31, 2003, the mark to market adjustment on effective hedges recorded in accumulated other comprehensive loss was $(15.8) million with a tax benefit of $(6.1) million and $(7.7) million with a tax benefit of $(3.0) million, respectively. Accumulated other comprehensive loss relating to cash flow hedging is amortized into earnings through interest expense as the hedged risk affects earnings. The expected effect of amortization of the accumulated other comprehensive income on earnings for the next twelve months is $2.2 million of expense, depending on future performance. Hedge ineffectiveness associated with hedges resulted in $36.7 thousand of expense and $231.5 thousand of expense for the three months ended March 31, 2004 and 2003, respectively.

At March 31, 2004 and December 31, 2003, the Company had $40.5 million and $46.3 million, respectively of basis adjustments on mortgage loans related to fair value hedging activity. The basis adjustment is amortized into earnings through interest income based on the life of the previously hedged loans.

(9)	Commitments and Contingencies

Mortgage Loans

At March 31, 2004 and December 31, 2003, the Company’s subsidiaries had commitments to fund mortgage loans with agreed-upon rates of approximately $220.1 million and $144.3 million, respectively. These amounts do not necessarily represent future cash requirements, as some portion of the commitments are likely to expire without being drawn upon or may be subsequently declined for credit or other reasons.

In connection with the approximately $1.1 billion of mortgage loans securitized in off balance sheet transactions from May 1996 to July 5, 2001, and which are still outstanding as of March 31, 2004, the Company’s subsidiaries made representations and warranties about certain characteristics of the loans, the borrowers, and the underlying properties. In the event of a breach of these representations and warranties, the Company may be required to remove loans from a securitization and replace them with cash or substitute loans. At March 31, 2004 there were no such breaches for any loans that had been securitized.

In the normal course of business, the Company is subject to indemnification obligations related to the sale of residential mortgage loans. Under these indemnifications, the Company is required to repurchase certain mortgage loans that fail to meet the standard representations and warranties included in the sales contracts. Based on historical experience, total mortgage loans repurchased pursuant to these indemnification obligations would not have a material impact on the Company’s statements of operations, and therefore have not been accrued for as a liability on the Company’s condensed consolidated balance sheets.

The Company is subject to premium recapture expenses in connection with the sale of residential mortgage loans. Premium recapture expenses represent repayment of a portion of certain loan sale premiums to investors on previously sold loans which subsequently payoff within six months of loan sale. The Company accrues an estimate of the potential refunds of premium received on loan sales based upon historical experience. At March 31, 2004 and December 31, 2003, the liability recorded for premium recapture expense was $0.3 and $0.2 million, respectively.

Mortgage Servicing Rights

During the first quarter of 2004, the Company committed to purchase an additional $1.6 billion in third party servicing rights through the second quarter 2004, of which $1.1 billion was purchased in April 2004 for approximately $8.0 million.

Legal Matters

Because the business of the Company’s subsidiaries involves the collection of numerous accounts, the validity of liens and compliance with various state and federal lending laws, the Company or its subsidiaries are subject, in the normal course of business, to various legal proceedings. The resolution of these lawsuits, in management’s opinion, will not have a material adverse effect on the financial position or the results of operations of the Company.

America’s MoneyLine is named in a case brought as a class action in Illinois. This is a class action suit alleging consumer fraud and unjust enrichment under Illinois law and similar laws of other states. The plaintiff alleges that she was improperly charged a fee for overnight delivery of mortgage loan documents. In December 2002, the Company filed a Petition to Compel Arbitration in the United States District Court for the Southern District of Illinois. The Motion to Compel Arbitration in federal court was denied on jurisdictional grounds. The Company appealed the District Court’s decision to the United States Court of Appeals for the Seventh Circuit. The Court of Appeals affirmed the District Court’s decision. The Company intends to file a motion to compel arbitration in state court. If the plaintiff achieves nationwide class certification and the case is decided adversely to America’s MoneyLine, the potential loss could materially and adversely affect the Company’s business. At this time, the Company cannot predict the outcome of this matter and cannot reasonably estimate a range of possible loss given the current status of the litigation; accordingly, no amounts have been accrued in the Company’s accompanying condensed consolidated financial statements.

One of the Company’s subsidiaries, Saxon Mortgage Services, was named in a matter filed in the United States District Court for the Northern District of Illinois, Eastern Division as a class action. The plaintiffs alleged that Saxon Mortgage Services collected prepayment penalties on loans that had been accelerated, constituting violations of the Illinois Interest Act, the Illinois Consumer Fraud Act, similar laws, if any, in other states, and a breach of contract. The claims of one of the named plaintiffs have been settled, and the claims of the remaining named plaintiff against Saxon Mortgage Services have been dismissed without prejudice. The remaining named plaintiff re-filed the action in State Court. On the Company’s motion, the action was removed to Federal Court. The parties have agreed to a settlement that would require the Company to pay approximately $0.2 million to a group of 27 former Illinois borrowers and their attorneys in exchange for a dismissal. Accordingly, the Company accrued $0.2 million in the Company’s consolidated financial statements for the year ended December 31, 2003. The Court has entered an order approving the settlement, and we are in the process of performing our obligations under the settlement agreement. Each of the 27 former borrowers may choose to opt out of the settlement and may pursue individual actions against us. The settlement would not preclude former borrowers in other states from bringing similar claims, or attempting to assert similar claims as a class action.

Insurance Policies

As of March 31, 2004, the Company carried a primary directors and officers liability insurance policy for $10 million, excess directors and officer’s liability insurance policies totaling $40 million and key man insurance policies in the amount of $9.6 million. In addition, the Company carried a banker’s professional/lenders liability policy, a mortgage protection policy, a fiduciary liability policy and an employment practices liability policy for $10 million each; a financial institutions bond and a commercial umbrella coverage for $15 million each; a commercial general liability policy and a property insurance policy for $1 million per occurrence; and a business auto policy and worker’s compensation policy for $1 million per occurrence. For the three months ended March 31, 2004 and 2003, insurance expense amounted to $1.0 million and $0.6 million, respectively.

(10)	Segments

The operating segments reported below are the segments of the Company for which separate financial information is available and for which net revenues and net operating income amounts are evaluated regularly by management in deciding how to allocate resources and in assessing performance.

The portfolio segment uses the Company’s equity capital and borrowed funds to invest in its mortgage loan portfolio, thereby producing net interest income. The servicing segment services loans, seeking to ensure that loans are repaid in accordance with their terms. The wholesale segment purchases and originates non-conforming residential mortgage loans through relationships with various mortgage companies and mortgage brokers. The correspondent segment purchases mortgage loans from correspondent lenders following a complete re-underwriting of each mortgage loan. The retail segment originates non-conforming mortgage loans directly to borrowers through its 27 branch offices.

Segment net revenues and net operating income amounts include the following:

Portfolio Segment

•	net interest income after provision for mortgage loan losses,

•	gain on sale of mortgage assets, and

•	general and administrative expenses.

Servicing Segment

•	servicing income,

•	general and administrative expenses, and

•	other income and expense.

Wholesale, Correspondent, and Retail Segments

•	general and administrative expenses, and

•	other income and expense.

The wholesale, correspondent, and retail segments collect revenues, such as origination and underwriting fees and other certain nonrefundable fees, that are deferred and recognized over the life of the loan as an adjustment to interest income recorded in the portfolio segment. As such, these fees are not included below in the wholesale, correspondent, and retail segments.

Management evaluates assets only for the servicing and portfolio segments. Assets not identifiable to an individual segment are corporate assets, which are comprised of cash and other assets.

	Three Months Ended March 31,
	2004	2003
	($ in thousands)
Segment Net Revenues:
Portfolio revenues, net of interest expense and provision for mortgage loan losses	$56,505	$39,986
Servicing revenues, net of amortization and impairment	4,892	7,580
Wholesale	—	—
Correspondent	—	—
Retail	—	—

Total segment net revenues	$61,397	$47,566

Segment Net Operating Income:
Portfolio	$54,146	$38,121
Servicing (1)	(2,821)	1,621
Wholesale	(8,550)	(8,276)
Correspondent	(3,164)	(2,971)
Retail	(9,253)	(7,590)

Total segment net operating income	$30,358	$20,905

	March 31, 2004	December 31, 2003
Segment Assets:
Portfolio	$5,543,436	$4,833,785
Servicing	129,831	139,843

Total segment assets	$5,673,267	$4,973,628

Corporate assets	74,559	85,204

Total assets	$5,747,826	$5,058,832

(1)	The Company includes all costs to service mortgage loans within the servicing segment.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Saxon Capital, Inc.

Glen Allen, Virginia

We have audited the accompanying consolidated balance sheets of Saxon Capital, Inc. and subsidiaries (the “Company”) (“Successor”) as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the Company and SCI Services, Inc. and subsidiaries (“Predecessor”) for the years ended December 31, 2003 and 2002 (Successor), the period from July 6, 2001 through December 31, 2001 (Successor), and the period from January 1, 2001 through July 5, 2001 (Predecessor). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002 (Successor), the period from July 6, 2001 through December 31, 2001 (Successor), and the period from January 1, 2001 through July 5, 2001 (Predecessor), in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Richmond, Virginia

March 10, 2004

Saxon Capital, Inc.

Consolidated Balance Sheets

(Dollars in thousands, except for share data)

	December 31, 2003	December 31, 2002
Assets:
Cash	$5,245	$8,098
Accrued interest receivable	54,080	38,630
Trustee receivable	74,614	44,128
Mortgage loan portfolio	4,723,416	3,612,473
Allowance for loan loss	(43,369)	(40,227)

Net mortgage loan portfolio	4,680,047	3,572,246
Restricted cash	1,257	301,435
Servicing related advances	98,588	102,558
Mortgage servicing rights, net	41,255	24,971
Deferred tax asset	—	17,588
Real estate owned	23,787	14,563
Other assets	79,959	38,945

Total assets	$5,058,832	$4,163,162

Liabilities and shareholders’ equity:
Liabilities:
Accrued interest payable	$8,602	$7,431
Warehouse financing	427,969	474,442
Securitization financing	4,237,375	3,347,251
Note payable	25,000	25,000
Deferred tax liability	907	—
Other liabilities	13,933	22,692

Total liabilities	4,713,786	3,876,816

Commitments and contingencies – Note 23	—	—
Shareholders’ equity:
Common stock, $0.01 par value per share, 100,000,000 shares authorized; shares issued and outstanding: 28,661,757 as of December 31, 2003 and 28,235,781 as of December 31, 2002	287	282
Additional paid-in capital	264,030	259,267
Other comprehensive (loss) income, net of tax of $(3,500) and $3,649	(5,497)	5,707
Retained earnings	86,226	21,090

Total shareholders’ equity	345,046	286,346

Total liabilities and shareholders’ equity	$5,058,832	$4,163,162

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

(Dollars in thousands, except for share data)

	Saxon Capital, Inc.			SCI Services, Inc. (predecessor)
	For the Year Ended December 31,		For the Period July 6, to December 31,	For the Period January 1, to July 5,
	2003	2002	2001	2001
Revenues:
Interest income	$333,064	$226,399	$50,964	$15,331
Interest expense	(123,303)	(87,068)	(23,457)	(11,524)

Net interest income	209,761	139,331	27,507	3,807
Provision for mortgage loan losses	(33,027)	(28,117)	(11,861)	(8,423)

Net interest income after provision for mortgage loan losses	176,734	111,214	15,646	(4,616)
Servicing income, net of amortization and impairment	32,134	22,924	11,577	16,670
Gain on sale of mortgage assets	2,533	365	—	32,892

Total net revenues	211,401	134,503	27,223	44,946
Expenses:
Payroll and related expenses	(55,251)	(50,437)	(19,531)	(25,220)
General and administrative expenses	(48,886)	(38,425)	(15,662)	(16,684)
Depreciation	(3,880)	(1,903)	(503)	(3,736)
Impairment of assets, net	—	—	—	(7,301)
Impairment of goodwill	—	—	—	(44,963)
Other (expense) income	(1,739)	472	(1,771)	1,842

Total operating expenses	(109,756)	(90,293)	(37,467)	(96,062)
Income (loss) before taxes	101,645	44,210	(10,244)	(51,116)
Income tax expense (benefit)	36,509	16,833	(3,957)	(21,609)

Net income (loss)	$65,136	$27,377	$(6,287)	$(29,507)

Earnings per common share: (1)
Average common shares – basic	28,518,128	28,103,695	28,050,100	28,050,100
Average common shares – diluted	30,116,305	29,165,184	28,050,100	28,050,100
Basic earnings per common share	$2.28	$0.97	$(0.22)	$(1.05)
Diluted earnings per common share	$2.16	$0.94	$(0.22)	$(1.05)

(1)	Earnings per common share for the periods prior to July 6, 2001 was calculated based upon the assumption that the shares issued as of July 6, 2001 were outstanding for all periods presented.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Shareholders’ Equity

(Dollars in thousands, except share data)

	Common Shares Outstanding	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
SCI Services, Inc. (predecessor)
Balance at January 1, 2001	—	$—	$294,113	$—	$49,424	$343,537
Net loss	—	—	—	—	(29,507)	(29,507)
Disposition of SCI Services, Inc. on July 5, 2001.	—	—	(294,113)	—	(19,917)	(314,030)

Balance at July 5, 2001	—	—	—	—	—	—

Saxon Capital, Inc. (Successor)
Balance at July 6, 2001	—	—	—	—	—	—
Common stock issued in purchase acquisition	28,050,100	281	260,619	—	—	260,900
Costs associated with issuance of common stock	—	—	(2,615)	—	—	(2,615)
Net loss	—	—	—	—	(6,287)	(6,287)

Balance at December 31, 2001	28,050,100	281	258,004	—	(6,287)	251,998
Issuance of common stock	185,681	1	1,917	—	—	1,918
Costs associated with issuance of common stock	—	—	(654)	—	—	(654)
Comprehensive income:
Net income	—	—	—	—	27,377	27,377
Add: Change in unrealized gain on mortgage securities	—	—	—	994	—	994
Less: reclassification adjustment for unrealized gain on mortgage securities	—	—	—	(232)	—	(232)
Less: tax effect of above unrealized gain on mortgage securities	—	—	—	(297)	—	(297)
Add: gain on cash flow hedging instruments	—	—	—	9,976	—	9,976
Less: reclassification adjustment for gain on cash flow hedging instruments	—	—	—	(1,382)	—	(1,382)
Less: tax effect of gain on cash flow hedging instruments	—	—	—	(3,352)	—	(3,352)

Total comprehensive income	—	—	—	5,707	27,377	33,084

Balance at December 31, 2002	28,235,781	282	259,267	5,707	21,090	286,346
Issuance of common stock	425,976	5	4,496	—	—	4,501
Compensation expense on restricted stock units	—	—	267	—	—	267
Comprehensive income:
Net income	—	—	—	—	65,136	65,136
Less: change in unrealized loss on mortgage securities	—	—	—	(2,033)	—	(2,033)
Less: reclassification adjustment for unrealized loss on mortgage securities	—	—	—	(27)	—	(27)
Add: tax effect of above unrealized loss on mortgage securities	—	—	—	803	—	803
Less: loss on cash flow hedging instruments	—	—	—	(17,677)	—	(17,677)
Add: reclassification adjustment for gain on cash flow hedging instruments	—	—	—	1,385	—	1,385
Add: tax effect of loss on cash flow hedging instruments	—	—	—	6,345	—	6,345

Total comprehensive income (loss)	—	—	—	(11,204)	65,136	53,932

Balance at December 31, 2003	28,661,757	$287	$264,030	$(5,497)	$86,226	$345,046

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(Dollars in thousands)

	Saxon Capital, Inc.			SCI Services, Inc. (predecessor)
	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002	For the Period July 6, 2001 to December 31, 2001	For the Period January 1, 2001 to July 5, 2001
Operating Activities:
Net income (loss) from operations	65,136	$27,377	$(6,287)	$(29,507)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	33,761	14,911	7,602	16,117
Deferred income taxes	18,495	(5,816)	(11,772)	(20,492)
Impairment of assets	1,934	1,803	—	51,987
Purchase and origination of mortgage loans	—	—	—	(1,224,885)
Proceeds from sale of mortgage loans	—	—	—	661,456
Principal collections and liquidations on mortgage loans	—	—	—	4,959
Interest-only residual assets retained from securitizations	—	—	—	(32,365)
Cash received from residuals	—	—	—	25,542
Gain from sale of assets	(2,533)	(365)	—	—
Payments received on subordinate bonds	—	—	—	462
Provision for loan losses	33,027	28,117	11,861	8,423
Provision for advanced interest losses	1,029	5,211	3,400	—
Decrease (increase) in servicing related advances	3,970	(913)	(23,806)	(49,398)
Increase in accrued interest receivable	(15,451)	(22,856)	(11,905)	(3,012)
Increase in accrued interest payable	1,171	4,234	1,769	104
Increase in trustee receivable	(30,486)	(37,347)	(6,781)	—
Net change in other assets and other liabilities	(26,328)	16,932	7,842	7,355

Net cash provided by (used in) operating activities	83,725	31,288	(28,077)	(583,254)

Investing Activities:
Purchase and origination of mortgage loans	(2,886,057)	(2,512,653)	(1,151,498)	—
Principal payments on mortgage loan portfolio	1,464,591	576,035	39,948	—
Proceeds from the sale of mortgage loans	189,223	49,881	69,580	—
Proceeds from the sale of real estate owned	31,353	5,132	—	—
Decrease (increase) in restricted cash	300,178	(301,435)	—	—
Purchases of derivative instruments	—	(55,303)	(17,100)	—
Purchase of mortgage bonds	(3,000)	(6,969)	—	—
Principal payments received on mortgage bonds	2,313	3,495	—	—
Acquisition of SCI Services	—	—	(145,325)	—
Acquisition of mortgage servicing rights	(23,691)	(6,354)	(797)	(8,229)
Net capital expenditures	(8,003)	(4,864)	(1,518)	(4,064)

Net cash used in investing activities	(933,093)	(2,253,035)	(1,206,710)	(12,293)

Financing Activities:
Proceeds from issuance of securitization financing	2,482,061	2,616,954	1,374,983	—
Bond issuance costs	(20,754)	(9,983)	(4,422)	—
Principal payments on securitization financing	(1,552,649)	(576,719)	(45,404)	—
(Repayment of) proceeds from warehouse financing, net	(46,473)	191,072	(347,666)	552,311
Purchases of derivative instruments	(20,171)	—	—	—
Proceeds received from issuance of stock	4,501	1,918	260,900	—
Repayment of note payable	—	—	—	(9,500)
Contributions from former parent	—	—	—	55,300

Net cash provided by financing activities	846,515	2,223,242	1,238,391	598,111

Net (decrease) increase in cash	(2,853)	1,495	3,604	2,564
Cash at beginning of period	8,098	6,603	2,999	435

Cash at end of period	$5,245	$8,098	$6,603	$2,999

Supplemental Cash Flow Information:
Cash paid for interest	$152,919	$101,340	$24,456	$11,420
Cash paid (refunds received) for taxes	41,878	13,255	5,762	(2,475)
Non-Cash Financing Activities:
Transfer of mortgage loans to real estate owned	41,631	23,879	2,280	—

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

(1)	Organization and Summary of Significant Accounting Policies

(a)	The Company and Principles of Consolidation

Saxon Capital, Inc. (the “Company”) (NASDAQ: SAXN) was formed on April 23, 2001. The Company acquired all of the issued and outstanding capital stock of SCI Services, Inc. (“Predecessor”) from Dominion Capital, Inc. (“Dominion Capital”) on July 6, 2001. The Company had no activities between April 23, 2001 and the acquisition of Predecessor. In connection with the acquisition of Predecessor, the Company sold 28.1 million shares in a private placement offering. See Note 21 for further discussion.

The acquisition of Predecessor was recorded as a purchase. As such, the 2001 consolidated financial statements include the consolidated results of operations for the Company from July 6, 2001 to December 31, 2001 and for Predecessor from January 1, 2001 to July 5, 2001.

The Company, through its wholly-owned subsidiaries Saxon Mortgage, Inc. (“Saxon Mortgage”) and America’s MoneyLine, Inc. (“America’s MoneyLine”), is licensed to originate loans or is exempt from licensing requirements, in 49 states. Its activities consist primarily of originating and purchasing single-family residential mortgage loans and home equity loans through three production channels — wholesale, correspondent, and retail. The Company may also, as servicer of record, purchase loans from prior securitizations pursuant to the clean-up call provisions of the trusts. Loans originated or purchased by the Company are secured by a mortgage on the borrower’s property. The Company then either sells these loans or accumulates such loans until a sufficient volume has been reached to securitize into an asset-backed security. In addition, the Company, through its wholly-owned subsidiary Saxon Mortgage Services, Inc. (“Saxon Mortgage Services”), services and sub-services single-family mortgage loans throughout the country that primarily have been purchased or originated by the Company. The Company, headquartered in Glen Allen, Virginia, has operation centers of its subsidiaries in Fort Worth, Texas and Foothill Ranch, California and 27 branch offices located throughout the country at December 31, 2003. The focus of the Company is on originating and purchasing loans to homebuyers who generally do not meet the underwriting guidelines of one of the government-sponsored entities such as the Federal Home Loan Mortgage Corporation, (“Freddie Mac”), the Federal National Mortgage Association, (“Fannie Mae”), and the Government National Mortgage Association, (“Ginnie Mae”). Use of the term “Company” throughout these Notes to Consolidated Financial Statements shall be deemed to refer to or include the applicable subsidiaries of the Company.

The consolidated financial statements of the Company include the accounts of all wholly owned subsidiaries. All inter-company balances and transactions have been eliminated in consolidation.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The recorded balances most affected by the use of estimates are net interest income, the allowance for loan loss, valuation of servicing rights, hedging activities, and income taxes.

(c)	Trustee Receivable

On each bond payment date, each securitization trust distributes payments to their related bondholders. These loan payments are collected by the trust between bond payment cut-off dates, which is typically the 17th of each month. Therefore, all principal payments received subsequent to the cut-off date are recorded as a trustee receivable on the consolidated balance sheet to offset the bond payment liability. These principal payments are retained by the trustee until the following remittance date.

(d)	Mortgage Loan Portfolio

Mortgage loans are held for investment and consist of mortgage loans secured by single-family residential properties (which may include manufactured homes affixed to and classified as real property under applicable law), condominiums, and one-to-four unit properties. Loan origination fees and certain direct loan origination costs, as well as any premiums or discounts from acquiring mortgage loans are deferred as an adjustment to the cost basis of the loans. These fees and costs are amortized over the life of the loan on an interest method basis assuming a 35 constant prepayment rate.

The Company structures securitizations as financing transactions, and accordingly holds the securitized mortgage loans for investment, as opposed to recognizing a sale transaction that would generate a gain or loss. These securitizations do not meet the qualifying special purpose entity criteria because after the loans are securitized, the securitization trust may acquire derivatives relating to beneficial interests retained by the Company; also, the Company, as servicer, subject to applicable contractual provisions, has sole discretion to use its best commercial judgment in determining whether to sell or work out any mortgage loans securitized through a securitization trust that becomes troubled. Accordingly, following a securitization, the mortgage loans remain on the consolidated balance sheet and the securitization indebtedness replaces the warehouse debt associated with the securitized mortgage loans. The Company records interest income on the mortgage loans and interest expense on the debt securities issued in the securitization over the life of the debt obligations, instead of recognizing a one-time gain or loss upon completion of a securitization that was structured as a sale.

(e)	Provision for Mortgage Loan Loss

The Company evaluates the propriety of its allowance for loan loss monthly. Provision for loan losses on both securitized and unsecuritized mortgage loans is recorded to maintain the allowance for loan loss at an appropriate level for currently existing probable losses of principal, interest and fees, uncollected and advanced interest, and associated unamortized basis adjustments. Provisions are made for securitized loans to the extent that probable losses on these loans are borne by the Company under the terms of the securitization transactions. Provision amounts are charged as a current period expense to operations. The Company charges off uncollectible loans at the time of liquidation or at the time the loan is transferred to real estate owned. The Company defines a mortgage loan as impaired at the time the loan becomes 30 days delinquent under its payment terms. Probable losses are determined based on segmenting the portfolio relating to their contractual delinquency status, applying the Company’s historical loss experience, and other relevant economic data. Allowance for loan loss estimates are reviewed monthly and adjustments are reported in earnings when they become known. As these estimates are influenced by factors outside of the Company’s control and due to the characteristics of the portfolio and migration into various credit risks, such as mortgagee payment patterns and economic conditions, there is uncertainty inherent in these estimates, making it reasonably possible that they could change.

(f)	Called Loans

Called loans are performing or non-performing mortgage loans acquired from outstanding securitizations pursuant to the clean-up call option that the servicer holds. This option permits the servicer to purchase the remaining securitized loans when the total outstanding amount falls to a specified level, typically 10% of the original principal balance. Called loans are recorded on the consolidated balance sheets at fair value, which the Company believes is the price paid. The Company generally intends to either securitize or sell the mortgage loans that it acquires in these transactions.

(g)	Restricted Cash

Restricted cash of the Company includes amounts related to cash pledged as collateral to certain trusts and the Company’s deferred compensation plan. It may also include amounts related to prefunded securitizations. Prefunded amounts are held in a trust account and made available during the prefunding period to purchase subsequent mortgage loans. At the end of the prefunding period, any prefunded amounts not used to purchase mortgage loans are distributed as principal prepayments to the certificate holders or may be returned to the Company.

(h)	Securitization of Servicing Related Advances

The Company has securitized a portion of its servicing related advances related to the principal or interest advances the Company is obligated to make as servicer. This securitization is structured as a financing transaction. Accordingly, the servicing related advances remain on the consolidated balance sheet and the securitization indebtedness is recorded.

(i)	Mortgage Servicing Rights

The Company purchases third party servicing rights and accordingly recognizes the right to service those mortgage loans as an asset on its consolidated balance sheets. Mortgage servicing rights are amortized in proportion to and over the period of the estimated net servicing income and are recorded at the lower of amortized cost or fair value on the consolidated balance sheets. Mortgage servicing rights are assessed periodically to determine if there has been any impairment to the recorded balance, based on fair value at the date of the assessment and by stratifying the mortgage servicing rights based on underlying loan characteristics, specifically by date of the related securitization. In addition, the Company periodically evaluates its mortgage servicing rights for other than temporary impairment to determine if the carrying value before the application of the valuation allowance is recoverable. When the Company determines that a portion of the mortgage servicing rights are not recoverable, the related mortgage servicing rights and the previously established valuation allowance are correspondingly reduced to reflect the other than temporary impairment.

(j)	Real Estate Owned

When a loan is deemed to be uncollectible and the property is foreclosed, it is transferred to real estate owned at net realizable value. Net realizable value is defined as the property’s fair value less estimated costs to sell. Individual real estate owned properties are periodically evaluated and additional impairments are recorded, as required. Costs of holding this real estate and related gains and losses on disposition are credited or charged to operations as incurred.

(k)	Derivative Financial Instruments

The Company may use a variety of financial instruments to hedge the exposure to changes in interest rates. The Company may enter into interest rate swap agreements, interest rate cap agreements, interest rate floor agreements, financial forwards, financial futures and options on financial instruments (“Interest Rate Agreements”) to manage the sensitivity to changes in market interest rates. The Interest Rate Agreements used have an active secondary market, and none are obtained for speculation or trading. These Interest Rate Agreements are intended to provide income and cash flow to offset potential reduced net interest income and cash flow under certain interest rate environments. At trade date, these instruments and their hedging relationship are identified, designated and documented.

The Company currently accounts for its derivative financial instruments as cash flow hedges with the objective of hedging interest rate risk. On the date the derivative contract is entered into, the Company designates the derivative as a cash flow hedge, which hedges the Company’s variable rate debt. The fair value of the Company’s derivative instruments, along with any margin accounts associated with the contracts, are included in other assets or other liabilities. Any changes in fair value of derivative instruments are reported in accumulated other comprehensive income. Accumulated other comprehensive income is amortized or accreted into earnings through interest expense as the hedged transaction affects interest expense. Changes in fair value of derivative instruments related to hedge ineffectiveness and activity that does not qualify for hedge treatment are recorded as adjustments to current period earnings.

The Company documents the relationships between hedging instruments and hedged items, as well as the Company’s risk-management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives to specific assets or liabilities on the balance sheet. The Company also assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair values of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively, as discussed below.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective hedge, the derivative will continue to be recorded on the balance sheet at its fair value. Any change in the fair value of a derivative no longer qualifying as an effective hedge is recognized in current period earnings. When a hedge is terminated it is derecognized at the time of termination, if settled. For terminated hedges or hedges that no longer qualify as effective, the effective position previously recorded remains in accumulated other comprehensive income and continues to be amortized or accreted into earnings with the hedged item.

If the hedged risk is extinguished, the Company typically terminates any applicable hedges. However, if the Company continues to hold the derivatives, they continue to be recorded on the balance sheet at fair value with any changes being recorded to current period earnings.

(l)	Interest Income

The Company earns interest income on mortgage loans as contractually due on the mortgage loan. Nonaccrual mortgage loans are loans on which accrual of interest has been suspended. Interest income is suspended on all mortgage loans when principal or interest payments are more than three months contractually past due. Accrual of income on nonaccrual mortgage loans is resumed if the receivable becomes less than three months contractually past due. Accrued interest losses are provided for within the allowance for loan loss. Prepayment penalty income is included within interest income when collected for loans in which a borrower chose to prepay before a contractual time period.

(m)	Servicing Revenue Recognition

Mortgage loans serviced require regular monthly payments from borrowers. Income on loan servicing is generally recorded as payments are collected and is based on a percentage of the principal balance of the respective loans. Loan servicing expenses are charged to operations when incurred. The contractual servicing fee is recorded as a component of interest income on the consolidated statements of operations for loans owned by the Company, and it is recorded as servicing income on the consolidated statements of operations for loans serviced for others.

(n)	Stock Options

The Company has elected to follow the intrinsic value method, in accounting for its stock options issued to employees and non-employee directors. Accordingly, the Company does not recognize compensation expense upon the issuance of its stock options because the option terms are fixed and the exercise price equals the market price of the underlying stock on the grant date. Any options issued to consultants are expensed based on fair value. As of December 31, 2003, no options have been granted to consultants. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value method to stock-based employee compensation using the Black-Scholes option pricing model.

	Saxon Capital, Inc.			SCI Services, Inc. (Predecessor)
	Year Ended December 31, 2003	Year Ended December 31, 2002	For the Period July 6, 2001 to December 31, 2001	For the Period January 1, 2001 to July 5, 2001
	($ in thousands, except per share data)
Net income, as reported	$65,136	$27,377	$(6,287)	$(29,507)
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(2,536)	(2,407)	(1,068)	—

Pro forma net income	$62,600	$24,970	$(7,355)	$(29,507)

Earnings per share:
Basic – as reported	$2.28	$0.97	$(0.22)	$(1.05)

Basic – pro forma	$2.20	$0.89	$(0.26)	$(1.05)

Diluted – as reported	$2.16	$0.94	$(0.22)	$(1.05)

Diluted – pro forma	$2.08	$0.86	$(0.26)	$(1.05)

(o)	Federal Income Taxes

The Company accounts for certain income and expense items differently for income tax purposes than for financial reporting purposes. Deferred taxes represent temporary differences between GAAP and tax basis of assets and liabilities. Saxon Capital, Inc. and its subsidiaries file consolidated federal income tax returns. Before July 6, 2001, the Company’s results of operations were included in the consolidated Federal income tax return of its former parent.

The Company measures and records either a net deferred tax asset or liability for all temporary differences. Temporary differences occur when events and transactions recognized for financial reporting purposes result in taxable or tax deductible amounts in current or future periods.

(p)	Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over a period of three to forty years. Additions to property, equipment, leasehold improvements, and major replacements or improvements are capitalized at cost. Maintenance, repairs and minor replacements are expensed when incurred.

Capital leases are classified as property and equipment in the accompanying consolidated balance sheets. The amounts representing capital lease obligations are amortized using the interest method to allocate payments between principal reduction and interest expense. The initial carrying amounts represent the present value of the future rental payments discounted at the lower of the incremental borrowing rate of the lessee or the interest rate implicit in the lease.

(q)	Goodwill

Goodwill is the excess of the cost over fair value of identifiable assets or intangibles acquired in business combinations. The acquisition of Predecessor resulted in goodwill of $3.2 million. Goodwill is included in other assets, and is not amortized but is evaluated annually for impairment.

(r)	Reclassifications

Certain amounts for 2002 and 2001 have been reclassified to conform to presentations adopted in 2003.

(s)	Recently Issued Accounting Standards

In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which provides interpretation of FASB Statements No. 5, 57, and 107 and rescinds FASB Interpretation No. 34. This Interpretation clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation it has guaranteed to a creditor on behalf of a third party. It also elaborates on disclosures a guarantor is to make in its interim and annual financial statements about any obligations under certain guarantees it has issued. The effective date for the initial recognition and initial measurement provisions of this Interpretation is for guarantees issued or modified after December 31, 2002; however, the disclosure requirements are effective for financial statements ending after December 15, 2002. The Company adopted the provisions of FASB Interpretation No. 45 on January 1, 2003, and it did not have a material impact on the financial position, results of operations, or cash flows of the Company.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, which was revised December 2003. This interpretation addresses consolidation by business enterprises of variable interest entities and the reporting and disclosure requirements of such. Variable interests are defined as contractual, ownership or other pecuniary interests in an entity that change with changes in the entity’s net asset value. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The primary beneficiary is one that absorbs a majority of the expected losses, residual returns, or both as a result of holding variable interests. If an entity has a variable interest in which it is the primary beneficiary, the entity must then include the variable interest entity’s assets, liabilities, and results of operations in its consolidated financial statements. This Interpretation is immediately effective and must be applied to variable interest entities created after January 31, 2003 or in which an enterprise obtains an interest in after that date. In connection with the loans the Company services for others, the Company does not own any interests in the related securitized trusts or loan pools or have any other economic interests other than those associated with acting as servicer for the related mortgage loans. Effective February 1, 2003, management adopted Interpretation No. 46, and it did not have a material impact on the Company’s financial position, results of operations, or cash flows.

In April 2003, FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies financial accounting and reporting for certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform it to language used in FIN No. 45, and amends certain other existing pronouncements. This statement is effective for contracts entered into or modified after September 30, 2003 and for hedging relationships designated after September 30, 2003, with certain exceptions. Effective July 1, 2003, management adopted SFAS 149, and it did not have a material impact on the financial position, results of operations, or cash flows of the Company.

Effective June 1, 2003, the Company adopted SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement establishes standards for financial instruments with both debt characteristics and equity characteristics and requires that certain instruments previously eligible for classification as equity be classified as a liability after the effective date of this statement. The requirements of this statement apply to issuers’ classification and measurement of freestanding financial instruments and does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. This statement is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption, while restatement is not permitted. The adoption of SFAS No. 150 did not have a material impact on the Company’s consolidated results of operations and financial position.

In December 2003, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer, which addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in a purchase business combination, but does not apply to loans originated by the entity. This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. Management has not yet determined the impact, if any, of adoption of SOP 03-3.

(2)	Subsequent Events

The Company’s JP Morgan Chase $140.0 million syndicated warehouse facility was amended on January 10, 2004, extending the termination date of the facility to April 30, 2004. On January 10, 2004, the Company’s JP Morgan Chase $150.0 million warehouse facility was amended to reduce the maximum committed amount to $110.0 million.

On January 26, 2004, the Company announced that its Board of Directors had authorized the Company to convert to a Real Estate Investment Trust (“REIT”). The merger agreement which is required in connection with the proposed REIT conversion is subject to shareholder approval and other conditions.

On February 13, 2004, the Company’s subsidiary formed for the purpose of effecting the proposed REIT conversion, Saxon REIT, Inc., filed a preliminary proxy statement/prospectus, which the Company anticipates will be amended, with the Securities and Exchange Commission on Form S-4 that provides more detailed information regarding the proposed REIT conversion. The Company plans to present the proposed REIT conversion to its shareholders for approval at its annual meeting, which is expected to be held in the second quarter of 2004. If approved, the Company expects the proposed REIT conversion to be completed during the third quarter of 2004.

On February 19, 2004, the Company closed a $1.1 billion asset backed securitization, which will be characterized as debt for both tax and financial reporting purposes.

On February 25, 2004, the Company called $136.3 million of mortgage loans from the SAST 98-1, 98-2, and 98-3 securitization pursuant to the clean-up call provision of the trust.

On February 26, 2004, the Company sold $24.5 million of delinquent mortgage loans and recognized a loss of $0.1 million.

(3)	Earnings Per Share

Basic earnings per share is based on the weighted average number of common shares outstanding, excluding any dilutive effects of options, warrants, or unvested restricted stock units. Diluted earnings per share is based on the weighted average number of common shares, dilutive stock options, dilutive stock warrants, and dilutive restricted stock units outstanding during the year. Computations of earnings per common share were as follows:

	Saxon Capital, Inc.			SCI Services, Inc. (Predecessor)
	Year Ended December 31, 2003	Year Ended December 31, 2002	For the Period July 6, 2001 to December 31, 2001	For the Period January 1, 2001 to July 5, 2001(1)
	($ in thousands, except share data)
Basic:
Net income	$65,136	$27,377	$(6,287)	$(29,507)
Weighted average common shares outstanding	28,518	28,104	28,050	28,050

Earnings per share	$2.28	$0.97	$(0.22)	$(1.05)

Diluted:
Net income	$65,136	$27,377	$(6,287)	$(29,507)
Weighted average common shares outstanding	28,518	28,104	28,050	28,050
Dilutive effect of stock options, warrants and restricted stock units	1,598	1,061	—	—

Weighted average common shares outstanding – diluted	30,116	29,165	28,050	28,050

Earnings per share	$2.16	$0.94	$(0.22)	$(1.05)

(1)	Earnings per common share for periods prior to July 6, 2001 was calculated based upon the assumption that the shares issued as of July 6, 2001 were outstanding throughout the periods presented.

(4)	Mortgage Loan Portfolio

The Company’s subsidiaries purchase and originate fixed-rate and adjustable-rate mortgage loans that have a contractual maturity of up to 30 years. These mortgage loans are secured by single-family residential properties (which may include manufactured homes affixed to and classified as real property under applicable law), condominiums and one-to-four unit properties, and are recorded at amortized cost. Most of these mortgage loans are pledged as collateral for a portion of the warehouse financing and securitization financing.

Approximately 22% and 23% of the property securing the Company’s mortgage loan portfolio was located in the state of California at December 31, 2003 and 2002, respectively. No other state comprised more than 9% and 8% of the Company’s mortgage loan portfolio at December 31, 2003 and 2002, respectively.

Mortgage loans reflected on the Company’s consolidated balance sheets as of December 31, 2003 and 2002 were comprised of the following:

	December 31, 2003	December 31, 2002
	($ in thousands)
Securitized mortgage loans - principal balance	$4,078,468	$2,933,099
Unsecuritized mortgage loans - principal balance	529,161	550,103
Premiums, net of discounts	53,066	42,513
Hedge basis adjustments	46,058	72,587
Deferred origination costs, net	9,374	2,203
Fair value adjustments	7,289	11,968

Total	$4,723,416	$3,612,473

From time to time, the Company may choose to sell certain mortgage loans rather than securitize them. The following chart summarizes the Company’s activity with respect to sold mortgage loans during the periods presented.

	Saxon Capital, Inc.			SCI Services, Inc. (Predecessor)
	Year Ended December 31, 2003	Year Ended December 31, 2002	For the Period July 6, 2001 to December 31, 2001	For the Period January 1, 2001 to July 5, 2001
	($ in thousands)
Mortgage loans sold:
Performing mortgage loans sold:
Non conforming first lien mortgages	$76,115	$7,685	$65,849	$609,970
Conforming first lien mortgages (1)	521	—	—	—
Second lien mortgages	105,906	22,134	916	—
Delinquent mortgage loans (2)	—	22,984	3,430	5,057

Total mortgage loans sold	182,542	52,803	70,195	615,027
Basis adjustments	4,324	(2,646)	1,204	13,537
Cash received	189,223	50,522	71,399	661,456

Gain (loss) on sale of mortgage loans (2)	$2,357	$365	$—	$32,892

(1)	Loans that generally meet the underwriting guidelines of one of the government-sponsored entities such as Freddie Mac, Fannie Mae, and Ginnie Mae.

(2)	Includes real estate owned that was part of a delinquent loan sale.

(5)	Allowance for Loan Loss

The Company is exposed to risk of loss from its mortgage loan portfolio and establishes the allowance for loan loss taking into account a variety of criteria including the contractual delinquency status and historical loss experience. The allowance for loan loss is evaluated monthly and adjusted based on this review.

Activity related to the allowance for loan loss for the mortgage loan portfolio for the years ended December 31, 2003, 2002, and 2001 is as follows:

	Saxon Capital, Inc.			SCI Services, Inc. (Predecessor)
	Year Ended December 31, 2003	Year Ended December 31, 2002	For the Period July 6, 2001 to December 31, 2001	For the Period January 1, 2001 to July 5, 2001
	($ in thousands)
Beginning balance	$40,227	$20,996	$3,978	$3,607
Acquisition related provision	—	—	3,072	—
Provision for loan losses (1)	34,056	33,328	15,261	8,423
Charge-offs	(30,914)	(14,097)	(1,315)	(8,052)

Ending balance	$43,369	$40,227	$20,996	$3,978

(1)	Includes $1.0 million, $5.2 million, and $3.4 million for the years ended December 31, 2003 and 2002, and for the period July 6, 2001 to December 31, 2001, respectively, related to advanced interest paid to securitization trusts but not yet collected. This amount is included as a component of interest income in the consolidated statements of operations. There were no provisions made for losses on advanced interest for the period from January 1, 2001 to July 5, 2001.

(6)	Mortgage Servicing Rights

Mortgage servicing rights, or MSRs, are initially recorded at cost and subsequently amortized in proportion to and over the period of the anticipated net cash flows from servicing the loans to arrive at the carrying value. The amount recorded on the consolidated balance sheets represents the carrying value less any temporary impairments of the Company’s servicing portfolio. As of December 31, 2003, the fair value of the mortgage servicing rights, based on independent appraisals, was measured at $46.8 million, compared to $26.8 million at December 31, 2002. The following table summarizes activity in mortgage servicing rights for the years ended December 31, 2003, 2002, and 2001:

	Saxon Capital, Inc.			SCI Services, Inc. (Predecessor)
	Year Ended December 31, 2003	Year Ended December 31, 2002	For the Period July 6, 2001 to December 31, 2001	For the Period January 1, 2001 to July 5, 2001
	($ in thousands)
Balance, beginning of period	$24,971	$33,847	$41,616	$47,834
Retained from securitizations	—	—	—	5,439
Purchased	23,692	6,354	797	2,790
Amortization	(6,955)	(13,427)	(8,566)	(14,447)
Permanent impairment	—	(1,569)	—	—
Temporary impairment	(453)	(234)	—	—

Balance, end of period	$41,255	$24,971	$33,847	$41,616

The following table summarizes the activity of our valuation allowance:

Valuation Allowance
($ in thousands)
Balance at January 1, 2002	$—
Temporary impairment	(1,803)
Permanent impairment	1,569

Balance at December 31, 2002	(234)

Temporary impairment	(453)
Permanent impairment	—

Balance at December 31, 2003	$(687)

As of December 31, 2003, the following table summarizes the remaining estimated projected amortization expense for the carrying value of the mortgage servicing rights for each of the five succeeding years and thereafter:

Years Ending December 31,
($ in thousands)
2004	$10,453
2005	7,018
2006	5,130
2007	4,055
2008	3,217
Thereafter	12,069

Total	$41,942

During the year ended December 31, 2003, the Company sold mortgage servicing rights to service $21.8 million in unpaid principal balances of mortgage loans and recognized a gain for $0.2 million.

Prior to July 6, 2001, MSRs were recorded on the consolidated balance sheet at the time of securitization as loans were sold; however, subsequent to July 5, 2001, no MSRs are recorded at the time of securitization as loans are financed. Key economic assumptions used in measuring the mortgage servicing rights at the date of securitization resulting from securitizations completed during 2001 were as follows (rate * per annum):

	2001
Prepayment speed	22 CPR – 65 CPR	(1)
Weighted average life—loans (in years)	3.28
Residual cash flow discount rate	15.00%

*	Weighted-average rates for securitizations entered into during the period for securitizations of loans with similar characteristics.

(1)	Fixed rate loans ramp up to 25 CPR (“Constant Prepayment Rate”) over 16 months and thereafter.

Adjustable rate loans ramp up to 65 CPR over 16 months; ramping down to 40 CPR over the subsequent 12 months and thereafter.

Second liens ramp up to 35 CPR over 16 months; ramping down to 22 CPR over the subsequent 26 months and thereafter.

Two-year hybrid loans ramp up to 32 CPR over 14 months; ramping up to 65 CPR in month 25; ramping down to 31 CPR over the subsequent 7 months and thereafter. Three-year hybrid loans ramp up to 32 CPR over 14 months; ramping up to 60 CPR in month 37; ramping down to 31 CPR over the subsequent 7 months and thereafter.

At December 31, 2003 and 2002, the fair value and weighted average life in years of the mortgage servicing rights were as follows:

	2003		2002
	Fair Value	Weighted- average life of collateral	Fair Value	Weighted- average life of collateral
	($ in thousands)
1998 Deals	$2,445	4.02	$2,984	3.00
1999 Deals	4,566	3.44	4,887	2.77
2000 Deals	5,952	3.40	6,869	3.24
2001 Deals	2,001	3.22	2,497	3.47
2002 Deals	6,711	3.49	9,515	3.74
2003 Deals	25,169	4.49	—	—

Total	$46,844		$26,752

The table below indicates the key economic assumptions and the sensitivity to immediate 20%, 25% and 50% adverse prepayment speeds used to value mortgage servicing rights as of December 31, 2003:

	Mortgage Servicing Rights
	Current Assumptions	20% Adverse Effect	25% Adverse Effect	50% Adverse Effect
	($ in thousands)
1998 Deals	27 CPR – 29 CPR	$(415)	$(507)	$(910)
1999 Deals	26 CPR – 27 CPR	(737)	(901)	(1,622)
2000 Deals	27 CPR – 28 CPR	(964)	(1,178)	(2,120)
2001 Deals	25 CPR – 38 CPR	(317)	(388)	(698)
2002 Deals	27 CPR – 37 CPR	(1,310)	(1,596)	(2,830)
2003 Deals	25 CPR – 28 CPR	(3,896)	(4,758)	(8,522)

Total		$(7,639)	$(9,328)	$(16,702)

The table below indicates the immediate sensitivity on the current fair value of mortgage servicing rights using a 16% and 18% discount rate as of December 31, 2003:

	Mortgage Servicing Rights
	Current Assumptions	16% Discount Rate	18% Discount Rate
	($ in thousands)
1998 Deals	12.45% - 12.88%	$(181)	$(279)
1999 Deals	12.00% - 15.50%	(276)	(466)
2000 Deals	12.98% - 13.89%	(323)	(561)
2001 Deals	13.26% - 13.40%	(116)	(194)
2002 Deals	13.95% - 15.25%	(196)	(467)
2003 Deals	15.00% - 15.14%	(573)	(1,726)

Total		$(1,665)	$(3,693)

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a constant percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. The effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

(7)	Loan Servicing Portfolio

As of December 31, 2003 and 2002, the Company serviced a portfolio consisting of loans in all 50 states. The loan servicing portfolio as of December 31, 2003 and 2002 are summarized below:

	December 31, 2003		December 31, 2002
Investor	Number of Loans	Principal Balance	Number of Loans	Principal Balance
	($ in thousands)
Saxon Capital, Inc. (1)	35,056	$4,665,770	28,002	$3,505,255
Greenwich Capital, Inc	20,217	3,342,800	4,772	735,150
Dominion Capital (2)	17,800	1,358,506	27,691	2,355,149
Credit Suisse First Boston	3,301	388,791	6,293	823,234
Dynex Capital, Inc	567	54,922	962	98,310
Fannie Mae, Freddie Mac, and Ginnie Mae	251	5,679	1,333	36,594
Various government entities and other investors	749	83,055	573	21,868

Total	77,941	$9,899,523	69,626	$7,575,560

(1)	Includes loans securitized by Saxon Capital, Inc. since July 6, 2001.

(2)	Includes loans securitized by SCI Services, Inc. from May 1996 to July 5, 2001.

The following table summarizes information about the delinquency of the Company’s loan servicing portfolio:

	December 31,
	Owned Portfolio		Total Servicing Portfolio
Total Delinquencies and Loss Experience	2003	2002	2003	2002
	($ in thousands)
Total outstanding principal balance (at period-end)	$4,665,770	$3,505,255	$9,899,523	$7,575,560
Delinquency (at period-end):
30-59 days:
Principal balance	$295,754	$209,600	$605,980	$504,229
Delinquency percentage	6.34%	5.98%	6.12%	6.66%
60-89 days:
Principal balance	$68,019	$68,263	$138,253	$160,058
Delinquency percentage	1.46%	1.95%	1.40%	2.11%
90 days or more:
Principal balance	$43,773	$37,685	$96,388	$110,260
Delinquency percentage	0.94%	1.08%	0.97%	1.46%
Bankruptcies (1):
Principal balance	$94,524	$55,339	$300,282	$277,447
Delinquency percentage	2.03%	1.58%	3.03%	3.66%
Foreclosures:
Principal balance	$134,654	$78,910	$298,658	$245,069
Delinquency percentage	2.89%	2.25%	3.02%	3.23%
Real Estate Owned:
Principal balance	$37,896	$22,878	$107,202	$118,960
Delinquency percentage	0.81%	0.65%	1.08%	1.57%
Total Seriously Delinquent including real estate owned (2)	7.69%	7.06%	8.89%	11.25%
Total Seriously Delinquent excluding real estate owned	6.88%	6.41%	7.81%	9.68%
Net losses on liquidated loans – GAAP basis	$30,914	$14,097	$107,646	$113,389
Percentage of losses on liquidated loans	0.60%	0.18%	1.09%	1.50%
Loss severity on liquidated loans (3)	34.31%	24.75%	42.03%	38.81%

(1)	Bankruptcies include both non-performing and performing loans in which the related borrower is in bankruptcy. Amounts included for contractually current bankruptcies for the Company’s mortgage loan portfolio for December 31, 2003 and 2002 are $15,171 and $12,361, respectively. Amounts included for contractually current bankruptcies for the total servicing portfolio for December 31, 2003 and 2002 are $43,655 and $46,591, respectively.

(2)	Seriously delinquent is defined as loans that are 60 or more days delinquent, foreclosed, REO, or held by a borrower who has declared bankruptcy and is 60 or more days contractually delinquent.

(3)	Loss severity is defined as the total loss amount divided by the actual unpaid principal balance at the time of liquidation. Total loss amounts include all accrued interest and interest advances, fees, principal balances, all costs of liquidating and all other servicing advances for taxes, property insurance, and other servicing costs incurred and invoiced to us within 90 days following the liquidation date.

(8)	Servicing Related Advances

When borrowers are delinquent in making monthly payments on mortgage loans included in a securitization, the Company generally is required to advance principal and interest payments (for loans serviced for others), and insurance premiums, property taxes, and property protection costs with respect to the delinquent mortgage loans to the extent that the advances are ultimately recoverable from proceeds of the related loan or mortgaged property.

Servicing related advances at December 31, 2003 and 2002 were as follows:

	December 31, 2003	December 31, 2002
	($ in thousands)
Escrow advances (taxes and insurance)	$32,932	$30,041
Foreclosure and other advances	15,962	14,159
Principal and interest advances	49,694	58,358

Total servicing related advances (1)	$98,588	$102,558

(1)	Includes amounts outstanding of $82.7 million and $56.7 million of servicing related advances on loans that were securitized at December 31, 2003 and 2002, respectively.

(9)	Other Assets

Other assets at December 31, 2003 and 2002 consisted of the following:

	December 31, 2003	December 31, 2002
	($ in thousands)
Bond issuance costs	$25,373	$11,735
Income tax receivable	19,566	—
Property and equipment, net	12,712	8,684
Hedge positions, net	7,307	4,866
Mortgage bond, net	4,925	5,433
Prepaid expenses	4,192	2,368
Goodwill	3,213	3,213
Other assets	2,671	2,646

Total other assets	$79,959	$38,945

(10)	Property and Equipment

Property and equipment at December 31, 2003 and 2002 consisted of the following:

	December 31, 2003	December 31, 2002
	($ in thousands)
Computers and software	$14,397	$8,638
Furniture and equipment	863	763
Leasehold improvements	2,309	1,429
Buildings	246	242

Total property and equipment	17,815	11,072
Accumulated depreciation and amortization	(6,363)	(2,485)

Total property and equipment, net	$11,452	$8,587

Property and equipment is included in other assets in the accompanying consolidated balance sheets. Depreciation expense was $3.9 million, $1.9 million, $0.5 million, and $3.7 million for the years ended December 31, 2003 and 2002, and for the periods July 6, 2001 to December 31, 2001 and January 1, 2001 to July 5, 2001, respectively.

(11)	Investor Funds and Escrow

Investor funds totaling $171.9 million and $134.9 million were held in segregated bank accounts at December 31, 2003 and 2002, respectively. These funds are applicable to mortgage loans serviced for investors. Included in investor funds are escrow funds totaling $34.8 million, and $24.2 million at December 31, 2003 and 2002, respectively, which were also held in segregated bank accounts. These funds are applicable to mortgage loans being serviced. The funds and the related liabilities of the accounts are not included in the accompanying financial statements.

(12)	Interest-Only Residual Assets

During the period January 1, 2001 to July 5, 2001, Predecessor sold residential mortgage loans in securitization transactions. In all those securitizations, Predecessor retained servicing responsibilities and subordinated interests. Prior to July 6, 2001, Predecessor received annual servicing fees approximating 50 basis points of the outstanding balance and rights to future cash flows arising after the investors in the securitization trust have received the return for which they contracted. In addition, Predecessor received future cash flows from prepayment penalties on mortgage loans that prepaid during the contractual penalty period and other ancillary benefits. The investors and the securitization trusts had no recourse to Predecessor’s other assets for failure of debtors to pay when due. Predecessor’s retained interests were subordinate to investor’s interests. Their value was subject to credit, prepayment, and interest rate risks on the transferred financial assets.

For the period January 1, through July 5, 2001, Predecessor recognized pretax gains of $32.9 million on the securitization of residential mortgage loans.

Activity for the interest-only residual assets is summarized as follows:

SCI Services, Inc. (Predecessor) Interest-only Residual Assets (1)

($ in thousands)
Balance at January 1, 2001	$298,415
Retained from securitization, including related hedges	32,365
Cash received	(25,542)
Gain on trading securities, net of hedge activity	111

Balance at July 5, 2001	$305,349

(1)	Includes prepayment penalties.

As part of the sale agreement between Saxon Capital Inc. and Dominion Capital the retained interests were sold to Dominion Capital. As a result, the following only reflects information for the period January 1, 2001 to July 5, 2001. Key economic assumptions used in measuring the retained interests at the date of securitization resulting from securitizations completed during 2001 were as follows (rate* per annum):

SCI Services, Inc. (Predecessor) 2001 Residential Mortgage Loans (1)
Prepayments speed	22 CPR – 65 CPR (2)
Weighted average life—loans (in years)	3.28
Expected credit losses	3.22%
Residual cash flow discounted at	17.00%

*	Weighted-average rates for securitizations entered into during the period for securitizations of loans with similar characteristics.

(1)	Includes prepayment penalties.

(2)	Fixed rate loans ramp up to 25 CPR (“Constant Prepayment Rate”) over 16 months and thereafter.

Adjustable rate loans ramp up to 65 CPR over 16 months; ramping down to 40 CPR over the subsequent 12 months and thereafter.

Second liens ramp up to 35 CPR over 16 months; ramping down to 22 CPR over the subsequent 26 months and thereafter.

Two-year hybrid loans ramp up to 32 CPR over 14 months; ramping up to 65 CPR in month 25; ramping down to 31 CPR over the subsequent 7 months and thereafter. Three-year hybrid loans ramp up to 32 CPR over 14 months; ramping up to 60 CPR in month 37; ramping down to 31 CPR over the subsequent 7 months and thereafter.

The table below summarizes certain cash flows received from and paid to securitization trusts during the period January 1, 2001 to July 5, 2001:

SCI Services, Inc. (Predecessor) For the Period January 1, 2001 to July 5, 2001

($ in thousands)
Proceeds from sale of mortgage loans	$661,500
Servicing fees received	14,700
Other cash flows received on retained interests	25,500
Purchases of delinquent or foreclosed assets	(4,600)
Servicing advances, net of repayments	(49,400)
Prepayment penalties received	8,500
Master servicing fees	1,100

(13)	Subordinate Bond Investments

At the time of a securitization, Predecessor retained some of the bonds being sold. All of the bonds retained by Predecessor had been subordinate to senior classes of bonds. Interest income recognized on the subordinate bonds for the period January 1, 2001 to July 5, 2001 was $0.7 million. There were no sales of subordinate bonds during the period ended July 5, 2001. In connection with the acquisition of Predecessor on July 6, 2001, Dominion Capital retained all of the subordinate bond investments.

Activity for the subordinate bond investments for the period January 1, 2001 to July 5, 2001 is summarized as follows:

SCI Services, Inc. (Predecessor) For the Period January 1, 2001 to July 5, 2001

($ in thousands)
Balance, beginning of period	$13,597
Principal payments	(462)
Fair value adjustment	277

Balance, end of period	$13,412

(14)	Warehouse Financing, Securitization Financing and Note Payable

A summary of the amounts outstanding and available under these agreements at December 31, 2003 and 2002 is as follows:

	December 31, 2003	December 31, 2002
	($ in thousands)
Debt Outstanding
Warehouse financing – loans and servicing advances	$101,055	$100,071
Repurchase agreements – loans	325,474	374,371
Repurchase agreements – mortgage bonds (1)	1,440	—
Securitization financing – servicing advances	100,239	66,565
Securitization financing – loans and real estate owned	4,079,050	3,280,686
Securitization financing - net interest margin	58,086	—
Note payable	25,000	25,000

Total	$4,690,344	$3,846,693

Outstanding Collateral
Warehouse financing – loans and servicing advances	$189,918	$154,515
Repurchase agreements – loans	330,815	380,377
Repurchase agreements – mortgage bonds	1,800	—
Securitization financing – servicing advances (2)	113,064	74,283
Securitization financing and net interest margin– loans and real estate owned	4,129,784	3,287,061

Total	$4,765,381	$3,896,236

Total Available Committed Borrowings
Warehouse financing – loans and servicing advances	$140,000	$140,000
Repurchase agreements – loans and mortgage bonds	1,275,000	1,275,000
Securitization financing – servicing advances	130,000	75,000

Total	$1,545,000	$1,490,000

Remaining Capacity to Borrow
Warehouse financing – loans and servicing advances	$38,945	$39,929
Repurchase agreements – loans and mortgage bonds	949,526	900,629
Securitization financing – servicing advances	29,761	8,435

Total	$1,018,232	$948,993

(1)	Amount outstanding was borrowed against an uncommitted facility.

(2)	Includes $1.6 million of principal and $21.9 million of interest on our mortgage loan portfolio at December 31, 2003 and $0.8 million of principal and $13.1 million of interest on our mortgage loan portfolio at December 31, 2002, which is included within the mortgage loan portfolio and accrued interest balances on our consolidated balance sheets, respectively.

The following table summarizes our contractual obligations at December 31, 2003:

	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	($ in thousands)
Warehouse financing facility – line of credit	$101,055	$101,055	$—	$—	$—
Warehouse financing facility – repurchase agreements	325,474	260,860	64,614	—	—
Repurchase agreements – bonds	1,440	1,440	—	—	—
Securitization financing – servicing advances (1)	100,239	39,089	37,265	8,992	14,893
Securitization financing – loans and real estate owned (2)	4,079,050	1,650,594	1,524,010	363,221	541,225
Securitization financing – net interest margin(2)	58,086	41,741	16,345	—	—
Note payable	25,000	—	25,000	—	—

Total contractual cash obligations	$4,690,344	$2,094,779	$1,667,234	$372,213	$556,118

(1)	Amounts shown are estimated bond payments based on anticipated recovery of the underlying principal and interest servicing advances.

(2)	Amounts shown are estimated bond payments based on anticipated receipt of principal and interest on underlying mortgage loan collateral using historical prepayment speeds.

A summary of interest expense and the weighted average cost of funds is as follows:

	Saxon Capital, Inc.			SCI Services, Inc. (Predecessor) For the Period January 1, to July 5, 2001
	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002	For the Period July 6, to December 31, 2001
	($ in thousands)
Interest Expense
Warehouse financing	$1,004	$923	$162	$499
Repurchase agreements	4,976	6,733	4,317	5,288
Securitization financing	111,415	74,204	17,000	1,438
Notes payable	2,000	2,006	985	3,665
Other	3,908	3,202	993	634

Total	$123,303	$87,068	$23,457	$11,524

Weighted Average Cost of Funds
Warehouse financing	1.34%	1.52%	1.16%	1.42%
Repurchase agreements	1.90%	2.43%	3.75%	7.55%
Securitization financing	2.83%	3.26%	4.62%	—
Notes payable	8.00%	8.00%	8.00%	5.95%

Total	2.87%	3.30%	4.09%	6.20%

During the year ended December 31, 2003, the Company completed the final funding of Saxon Asset Securities Trust (“SAST”) 2002-3 ($300.2 million in principal balances and $4.4 million in unamortized basis adjustments) and three additional securitizations of mortgage loans ($2.3 billion in principal balances and $35.6 million in unamortized basis adjustments). During the year ended December 31, 2002, the Company completed three securitizations of mortgage loans ($2.2 billion in principal balances and $81.5 million in unamortized basis adjustments). During the period July 6, 2001 to December 31, 2001, the Company completed two securitizations of mortgage loans ($1.4 billion in principal balances and $44.2 million in unamortized basis adjustments).

Under its borrowing agreements, the Company is subject to certain debt covenants and is required to maintain or satisfy specified financial ratios and tests, as well as other customary covenants, representations and warranties, and events of default. In the event of default, the Company may be prohibited from paying dividends and making distributions under certain of its financing facilities without the prior approval of its lenders. At December 31, 2003, the Company was in compliance with all the covenants under the respective borrowing agreements.

(15)	Employee Savings Plan

Prior to July 6, 2001, the Company’s employees were eligible to participate in the Dominion Resources 401(k) Plan upon the employee’s sixth month of employment. Under this plan, eligible employees were able to defer up to 15% of their income on a pre-tax basis. The Company matched 50% of the employees’ first 6% of income. The total expense related to the Company’s matching contributions during the period January 1, 2001 to July 5, 2001 was $0.2 million.

Following the Company’s divestiture from Dominion Resources, the Company’s employees were immediately eligible to participate in the SCI Services, Inc. 401(k) Plan provided they were 18 years of age and scheduled to work at least 1,000 hours annually. Under the current plan, a maximum of 15% of the employees’ eligible earnings can be contributed to the plan on a pre-tax basis, and up to 20% of the employees’ eligible earnings can be contributed on an after-tax basis. The pre-tax and after-tax contributions in combination cannot exceed 20%. The Company may also make discretionary matching contributions in proportion to employees’ pre-tax contributions. Throughout 2003 and 2002, the Company contributed 3% of the employee’s eligible earnings. Additional funds may also be contributed annually at the Company’s discretion. No such additional Company contributions were made during 2003, 2002 or 2001. Effective January 1, 2004, the Company increased the company match to 4% of the employees’ eligible earnings and increased the employee deferral percentage to 25%.

Effective April 2002, the Company established the SCI Services, Inc. Deferred Compensation Plan to allow senior management employees the option of deferring a portion of eligible income into a non-qualified plan. Eligible employees may defer up to 15% of their base salary and up to 100% of their annual bonus payment into this plan on a pre-tax basis. The Company may also make discretionary matching contributions in proportion to employees’ deferred earnings. Throughout 2003 and 2002, the Company contributed 50% of the employees’ first 2% of total deferred earnings. This plan was closed to any additional deferrals as of December 31, 2003 and terminated on January 26, 2004.

The total expense related to the Company’s matching contributions for all plans for the years ended December 31, 2003 and 2002 and during the period July 6, 2001 to December 31, 2001 was $0.6 million, $0.6 million, and $0.2 million, respectively.

(16)	Income Taxes

The components of the provision for income taxes for the years ended December 31, 2003 and 2002, the period July 6, 2001 to December 31, 2001, and the period January 1, 2001 to July 5, 2001 consist of the following:

	Saxon Capital, Inc.			SCI Services, Inc. (Predecessor) For the Period January 1, 2001 to July 5, 2001
	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002	For the Period July 6, 2001 to December 31, 2001
	($ in thousands)
Federal
Current	$30,573	$30,243	$7,007	$(200)
Deferred	4,759	(15,408)	(10,452)	(14,005)
State
Current	1,455	5,031	808	(1,017)
Deferred	(278)	(3,033)	(1,320)	(6,387)

Total income tax expense (benefit)	$36,509	$16,833	$(3,957)	$(21,609)

The amounts provided for income taxes differ from the amount provided at the statutory federal rate as follows:

	Saxon Capital, Inc.			SCI Services, Inc. (Predecessor) For the Period January 1, 2001 to July 5, 2001
	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002	For the Period July 6, 2001 to December 31, 2001
	($ in thousands)
Federal income tax expense (benefit) at statutory rate	$35,615	$15,473	$(3,611)	$(17,891)
State income tax expense (benefit), net	1,178	1,998	(503)	(2,300)
Federal tax (benefit) expense of state tax deduction	(412)	(699)	176	(805)
Other expense (benefit), net	128	61	(19)	(613)

Total income tax expense (benefit)	$36,509	$16,833	$(3,957)	$(21,609)

The income tax effects of temporary differences that give rise to the net deferred tax asset and liability at December 31, 2003, 2002 and 2001 are as follows:

	Saxon Capital, Inc.
	December 31, 2003	December 31, 2002	December 31, 2001
	($ in thousands)
Deferred tax asset:
Tax gain on sale of loans	$33,111	$19,758	$9,063
Amortization of intangibles	8,177	7,549	2,790
Deferred revenue	129	—	164
Allowance for loan loss	—	—	141
Original issue discount	730	15,414	—
Accumulated other comprehensive income	3,500	—	—
Other	—	14	—

Total deferred tax asset	$45,647	$42,735	$12,158

	Saxon Capital, Inc.
	December 31, 2003	December 31, 2002	December 31, 2001
	($ in thousands)
Deferred tax liability:
Deferred revenue	$—	$(430)	$—
Allowance for loan loss	(617)	(752)	—
Depreciation	(175)	(594)	(386)
Hedging transactions	(42,166)	(19,722)	—
Accumulated other comprehensive income	—	(3,649)	—
Other	(3,596)	—	—

Total deferred tax liability	$(46,554)	$(25,147)	$(386)

Net deferred tax (liability) asset	$(907)	$17,588	$11,772

The Company recognizes all of its deferred tax assets if it believes that it is more likely than not, given all available evidence, that all of the benefits of the carryforward losses and other deferred tax assets will be realized. Management believes that, based on the available evidence, it is more likely than not that the Company will realize the benefit from its deferred tax assets.

On January 1, 2003, the Company elected captive REIT status for one of its subsidiaries, which created a $3.2 million net state tax benefit and resulted in a lower effective tax rate for 2003. Management believes the Company will have a significant decrease in its future tax expense provided that it consummates its proposed REIT conversion.

(17)	Derivatives

The Company accounts for its derivative financial instruments as cash flow hedges, which hedge the Company’s variable rate debt. At December 31, 2003 and 2002, the fair value of the Company’s derivatives totaled $5.7 million and $0.3 million, respectively. The derivative fair value is held on the consolidated balance sheet as part of other assets. As of December 31, 2003 and 2002, hedge effectiveness recorded in accumulated other comprehensive income(loss) income was $(7.7) million with a tax benefit of $(3.0) million and $8.6 million with a tax expense of $3.4 million, respectively. Accumulated other comprehensive income (loss) relating to cash flow hedging is amortized into earnings through interest expense as the hedged risk affects earnings. The expected effect of amortization of the accumulated other comprehensive income on earnings for the next twelve months is $2.4 million of expense, depending on future performance. Hedge ineffectiveness associated with hedges resulted in $0.5 million of expense, $0.4 million of income, and $0.2 million of expense for the years ended December 31, 2003 and 2002 and for the period July 6, 2001 to December 31, 2001, respectively.

At December 31, 2003 and 2002, the Company had $46.3 million and $72.6 million, respectively of basis adjustments on mortgage loans related to fair value hedging activity. The basis adjustment is amortized into earnings through interest income based on the life of the previously hedged loans.

(18)	SCI Services, Inc. Goodwill Impairment

In connection with the divestiture of SCI Services, Inc., the historical goodwill recorded on SCI Services, Inc.’s consolidated balance sheet was determined to be impaired as the purchase price paid for SCI Services, Inc. was substantially at net book value, excluding historical goodwill. As such, SCI Services, Inc. recorded a $45.0 million goodwill impairment charge to its consolidated statement of operations in the second quarter of 2001.

(19)	Shareholders’ Equity

On July 6, 2001, the Company purchased all of the issued and outstanding shares of capital stock of Predecessor from Dominion Capital. In connection with the acquisition of Predecessor, the Company sold 28.0 million shares of $.01 par value common stock at a price of $9.30 per share, net of underwriter’s discount, in a private placement offering. The Company incurred $0.7 million and $2.6 million of legal, consulting and accounting costs in connection with the issuance of common stock for the years ended December 31, 2002 and 2001, respectively. Simultaneously with the sale of the 28.0 million shares, the Company sold 50,000 shares to officers of Saxon Capital, Inc. at a price of $10.00 per share. A portion of the proceeds was used to acquire Predecessor, as described further in Note 21.

In connection with the Company’s private offering in 2001, the Company granted warrants to Friedman, Billings, Ramsey & Co., Inc. (“FBR”) to purchase an aggregate of 1,200,000 shares of our common stock, of which 1,080,000 shares are owned by FBR, at an exercise price of $10.00 per share. The warrants are exercisable for a period of five years, commencing on July 6, 2001. As of December 31, 2003, no warrants have been exercised.

(20)	Stock Compensation Plans

Stock Incentive Plan - The Company has established the Saxon Capital, Inc. 2001 Stock Incentive Plan (the “Stock Incentive Plan”), which provides for the issuance of stock options to eligible employees and other eligible participants. The Stock Incentive Plan also authorizes the issuance to eligible participants of other awards including restricted common stock, stock appreciation rights, or unit awards based on the value of the Company’s common stock. The maximum number of stock options or other awards authorized for issuance under the Stock Incentive Plan is reset as of January 1 of each year at the greater of (i) 2,998,556; (ii) 10.69% of the total number of then outstanding shares of common stock of the Company as of January 1 of each year; or (iii) the maximum number that has been previously awarded or granted under the

Stock Incentive Plan, provided that the total number of shares authorized to be issued under the Stock Incentive Plan may not exceed 6,000,000 shares.

The Compensation Committee of the Board of Directors administers the Stock Incentive Plan, and has full authority to select the recipients of awards, to decide when awards are to be made, to determine the type and number of awards, and to establish the vesting requirements and other features and conditions of each award.

All outstanding stock options granted by the Company vest over a 4-year period and have a 10-year life. Upon shareholder approval of the merger agreement required in connection with the proposed REIT conversion, all outstanding stock options and restricted stock units will become immediately vested. Saxon REIT, Inc. will assume any outstanding options or other rights to acquire the Company’s common stock that are not exercised on or before closing of the proposed merger.

In addition to the 2,295,000 options outstanding at December 31, 2003 pursuant to the Stock Incentive Plan, 475,000 stock options were granted by the Company in 2001 to non-employee members of its Board of Directors and were outstanding at December 31, 2003.

The following table summarizes the transactions relating to the Company’s stock options for the periods presented:

	Number of Options	Weighted Average Exercise Price
Options outstanding, July 6, 2001	—	—
Options granted	3,274,000	$10.02
Options cancelled	(68,500)	$10.04

Options outstanding, December 31, 2001 (includes 2,730,500 options outstanding under the Stock Incentive Plan)	3,205,500	$10.02

Options granted	100,062	$11.80
Options exercised	(102,562)	$10.02
Options cancelled	(32,250)	$10.10

Options outstanding, December 31, 2002 (includes 2,701,000 options outstanding pursuant to the Stock Incentive Plan)	3,170,750	$10.08

Options granted	60,000	$12.54
Options exercised	(367,750)	$10.01
Options cancelled	(93,000)	$10.05

Options outstanding, December 31, 2003 (includes 2,295,000 options outstanding under the Stock Incentive Plan)	2,770,000	$10.14

The following table summarizes additional information concerning outstanding and exercisable stock options at December 31, 2003.

Number of Options Outstanding	Remaining Contractual Life in Years	Exercise Price	Number of Options Exercisable
2,110,000	7.5	$10.00	1,047,500
502,500	7.8	$10.10	237,750
90,000	8.6	$11.63	22,500
7,500	8.6	$14.15	1,875
60,000	9.2	$12.54	—

2,770,000			1,309,625

As of December 31, 2003, no options have been granted to consultants. The Company does not recognize compensation expense upon the issuance of its stock options because the option terms are fixed and the exercise price equals the market price of the underlying stock on the grant date. For the year ended December 31, 2003, the Company determined the pro-forma information as if the Company had accounted for stock options granted during 2003, 2002, and 2001 under the fair value method of SFAS 123. The weighted average fair value of options granted in 2003, 2002, and 2001 was $8.18 per share, $7.91 per share and $4.83 per share, respectively. The Black-Scholes option pricing model was used with the following weighted average assumptions for options issued in the respective years:

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Risk-free interest rate	3.96%	4.18% - 4.47%	4.60% -5.41%
Dividend yield	—	—	—
Volatility factor	50.00%	51.08%	23.56%
Weighted average expected life	10 years	10 years	10 years

Restricted Stock Units – On September 4, 2003, the Company granted 180,000 restricted stock units under the Company’s 2001 Stock Incentive Plan to the Company’s Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, and the Company granted 60,000 restricted stock units to its non-employee directors. These restricted stock units were valued at $17.28 per share, with 48,000 of the awards scheduled to vest each year over the subsequent five years. All of the awards are expensed on a straight-line method over the scheduled vesting period. The expected annual expense related to these grants in 2004, 2005, 2006, 2007 and 2008 is $0.8 million, $0.8 million, $0.8 million, $0.8 million, and $0.6 million, respectively. Compensation expense related to the restricted stock units for the year ended December 31, 2003 was $0.3 million.

Employee Stock Purchase Plan – The Company’s Employee Stock Purchase Plan authorizes the issuance of up to a total of 1,000,000 shares of common stock to participating employees. The 1,000,000 share aggregate limitation shall be adjusted proportionately for any increase or decrease in the number of outstanding shares of the stock. Under the terms of the Stock Purchase Plan, eligible employees may have up to 15% of eligible compensation deducted from their pay to purchase common stock. The per share purchase price is 85% of the last transaction price per share of our common stock on the last trading day of the offering period.

Employees did not begin participating in the Stock Purchase Plan until fiscal year 2002. Activity related to the Company’s Employee Stock Purchase Plan for the years ended December 31, 2003 and 2002 was as follows:

Issuance Date	Shares Issued	Issuance Price	Proceeds
(amounts in thousands, except issuance price per share)
For the Year Ended December 31, 2003
March 31, 2003	20.3	$11.31	$230
June 30, 2003	12.5	$14.69	$184
September 30, 2003	14.6	$14.57	$213
December 31, 2003	10.8	$17.81	$192
For the Year Ended December 31, 2002
January 30, 2002	30.3	$9.80	$297
March 28, 2002	8.3	$12.55	$104
June 28, 2002	12.2	$13.83	$169
September 30, 2002	18.4	$9.41	$173
December 31, 2002	14.0	$10.63	$148

(21)	Disclosure about Financial Instruments

Fair value of financial instruments is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. In cases where market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Certain financial instruments due to their nature and all non-financial instruments are excluded from this disclosure.

The following methods and assumptions were used to estimate the fair value of the Company’s financial instruments:

Mortgage loan portfolio – The mortgage loan portfolio’s fair value is determined by the projected carrying cost or a market price based upon investor demand. The fair value of the principal balance of the mortgage loan portfolio at December 31, 2003 and 2002 is $4.8 billion and $3.6 billion, respectively. At December 31, 2003 and 2002, the carrying values of the mortgage loan portfolio are $4.7 billion and $3.6 billion, respectively.

Mortgage bonds – At December 31, 2003 and 2002 mortgage bonds are held on the consolidated balance sheets at fair value in other assets. The mortgage bonds’ fair value is based on the remaining principal and interest cash flows at December 31, 2003 and 2002, discounted at 15%.

Derivative instruments – At December 31, 2003 and 2002, derivative instruments are held on the consolidated balance sheets in other assets. These items are recorded at fair value using broker prices.

Securitization financing – Securitization financing is the debt associated with the asset-backed securitizations and is floating with interest rates that adjust to market rates. The carrying values for securitization financing at December 31, 2003 and 2002 approximate fair value.

Note payable – The fair value of the note payable with a fixed interest rate is determined by the present value of future payments based on interest rate conditions at December 31, 2003 and 2002. The fair value of the note payable at December 31, 2003 and 2002 is $24.7 and $26.2 million, respectively. At December 31, 2003 and 2002, the carrying value of the note payable is $25.0 million.

Warehouse financing – Warehouse financing is secured by unsecuritized mortgage loans and is floating with interest rates that adjust to market rates, and accordingly the carrying value is considered a reasonable estimate of fair value.

(22)	Acquisition of SCI Services, Inc. and Issuance of Common Stock

On July 6, 2001, Saxon Capital, Inc. issued 28,000,000 shares of $.01 par value common stock at a price of $9.30 per share (net of underwriter’s discount) and 50,000 shares at a price of $10.00 per share. A portion of the proceeds was used to acquire SCI Services, Inc., as described below.

On July 6, 2001, the Company, acquired 100 percent of the issued and outstanding common shares of SCI Services, Inc. from Dominion Capital at a price equal to its adjusted book value (excluding certain assets, liabilities and existing goodwill at closing), plus a $5 million premium. In addition, SCI Services, Inc. paid a $6.7 million premium for mortgage loans held for sale, which represented the increase in value of mortgage loans after February 28, 2001. Dominion Capital retained interest-only residual assets, and subordinated bonds that the Predecessor had retained from securitizations before July 6, 2001. In addition, the due to Dominion Capital liability and all tax liabilities were paid at closing. The aggregate purchase price was $170.3 million, including $145.3 million of cash and a $25 million note payable to Dominion Capital. The note to Dominion Capital pays interest at 8% per annum and is due in full on July 6, 2006.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

At July 6, 2001

($ in thousands)

Cash	$2,999
Mortgage loans held for sale	669,680
Mortgage servicing rights	41,616
Servicing related assets	81,526
Furniture, fixtures and equipment	4,755
Other assets	6,925

Total assets acquired	$807,501

Warehouse financing	$631,036
Other current liabilities	10,973

Total liabilities acquired	642,009

Net assets acquired	165,492
Purchase price paid	170,325

Goodwill	$4,833

The acquisition of SCI Services, Inc. resulted in goodwill of $4.8 million at July 6, 2001. Accrued loss contingencies originally anticipated at that time were realized at a lower amount than originally anticipated; accordingly, the goodwill balance was reduced to $3.2 million due to purchase accounting adjustments. Goodwill, which is included in other assets, will not be amortized but will be evaluated annually for impairment. As of June 30, 2003, goodwill was evaluated and was not considered to be impaired.

(23)	Commitments and Contingencies

Leases

The Company’s subsidiaries are obligated under non-cancelable operating leases for property and both operating and capital leases for equipment. Minimum annual rental payments as of December 31, 2003 are as follows:

	Real Property Operating	Equipment
Years Ending December 31,		Operating	Capital	Total
	($ in thousands)
2004	$5,155	$2,505	$3	$7,663
2005	4,549	649	—	5,198
2006	3,592	20	—	3,612
2007	2,780	5	—	2,785
2008	1,727	—	—	1,727
Thereafter	817	—	—	817

Total	$18,620	$3,179	$3	$21,802

Imputed interest rate			4.9%
Present value of net minimum lease payments			$3

For the years ended December 31, 2003 and 2002, rental and lease expense amounted to $8.7 million and $6.8 million, respectively. Rental and lease expense amounted to $3.0 million and $2.7 million for the periods July 6, 2001 to December 31, 2001 and January 1, 2001 to July 5, 2001, respectively.

Mortgage Loans

At December 31, 2003 and 2002, the Company’s subsidiaries had commitments to fund mortgage loans with agreed-upon rates of approximately $144.3 million and $339.3 million, respectively. These amounts do not necessarily represent future cash requirements, as some portion of the commitments are likely to expire without being drawn upon or may be subsequently declined for credit or other reasons.

In connection with the approximately $1.4 billion of mortgage loans securitized in off balance sheet transactions from May 1996 to July 5, 2001, and which are still outstanding as of December 31, 2003, the Company’s subsidiaries made representations and warranties about certain characteristics of the loans, the borrowers, and the underlying properties. In the event of a breach of these representations and warranties, the Company may be required to remove loans from a securitization and replace them with cash or substitute loans. At December 31, 2003 there were no such breaches for any loans that had been securitized.

In the normal course of business, the Company is subject to indemnification obligations related to the sale of residential mortgage loans. Under these indemnifications, the Company is required to repurchase certain mortgage loans that fail to meet the standard representations and warranties included in the sales contracts. Based on historical experience, total mortgage loans repurchased pursuant to these indemnification obligations would not have a material impact on the Company’s statements of operations, and therefore have not been accrued for as a liability on the Company’s consolidated balance sheets.

The Company is subject to premium recapture expenses in connection with the sale of residential mortgage loans. Premium recapture expenses represent repayment of a portion of certain loan sale premiums to investors on previously sold loans which subsequently payoff within six months of loan sale. The Company accrues an estimate of the potential refunds of premium received on loan sales based upon historical experience. At December 31, 2003, the liability recorded for premium recapture expense was $0.2 million.

Legal Matters

Because the business of the Company’s subsidiaries involves the collection of numerous accounts, the validity of liens and compliance with various state and federal lending laws, the Company or its subsidiaries are subject, in the normal course of business, to various legal proceedings. The resolution of these lawsuits, in management’s opinion, will not have a material adverse effect on the financial position or the results of operations of the Company.

America’s MoneyLine is named in a case brought as a class action in Illinois. The plaintiff alleges that America’s MoneyLine charged a courier fee in connection with the closing of her loan that was not properly collected or disclosed, constituting violation of the Illinois Consumer Fraud Act and similar laws, if any, in other states, and unjust enrichment as to the plaintiff and a similarly situated class of borrowers. If the plaintiff achieves nationwide class certification and the case is decided adversely to America’s MoneyLine, the potential loss could materially and adversely affect the Company’s business. At this time, the Company cannot predict the outcome of this matter and cannot reasonably estimate a range of possible loss given the current status of the litigation; accordingly, no amounts have been accrued in the Company’s accompanying consolidated financial statements.

Finally, one of the Company’s subsidiaries, Saxon Mortgage Services, was named in a matter filed in the United States District Court for the Northern District of Illinois, Eastern Division as a class action. The plaintiffs alleged that Saxon Mortgage Services collected prepayment penalties on loans that had been accelerated, constituting violations of the Illinois Interest Act, the Illinois Consumer Fraud Act, similar laws, if any, in other states, and a breach of contract. The claims of one of the named plaintiffs have been settled, and the claims of the remaining named plaintiff against Saxon Mortgage Services have been dismissed without prejudice. The remaining named plaintiff re-filed the action in State Court. On the Company’s motion, the action was removed to Federal Court. The parties have agreed to a settlement that would require the Company to pay approximately $0.2 million to a group of 27 former Illinois borrowers and their attorneys in exchange for a dismissal. Accordingly, the Company has accrued $0.2 million in the Company’s accompanying consolidated financial statements. The settlement is contingent on negotiation and execution of a settlement agreement between the parties, entry by the court of the parties’ joint motion for preliminary approval of the settlement agreement and notice to class members, and a hearing on and finding of fairness and reasonableness of the settlement by the Court.

Insurance Policies

As of December 31, 2003, the Company carried a primary directors and officers liability insurance policy for $10 million, excess directors and officer’s liability insurance policies totaling $40 million and key man insurance policies in the amount of $9.6 million. In addition, the Company carried a banker’s professional/lenders liability policy, a mortgage protection policy, a fiduciary liability policy and an employment practices liability policy for $10 million each; a financial institutions bond and a commercial umbrella coverage for $15 million each; a commercial general liability policy and a property insurance policy for $1 million per occurrence; and a business auto policy and worker’s compensation policy for $1 million per occurrence. For the years ended December 31, 2003 and 2002, insurance expense amounted to $2.8 million and $1.6 million, respectively. Insurance expense amounted to $0.4 million and $0.2 million for the periods July 6, 2001 to December 31, 2001 and January 1, 2001 to July 5, 2001, respectively.

(24)	Related Party Transactions

At December 31, 2003 and 2002, the Company had $12.0 million and $8.1 million, respectively, of unpaid principal balances within its mortgage loan portfolio related to mortgage loans originated for executive officers, officers, and employees of the Company. These mortgage loans were underwritten to the Company’s underwriting guidelines. When making loans to officers and employees, the Company waives loan origination fees that otherwise would be paid to the Company by the borrower and reduces the interest rate by 25 basis points from the market rate. Effective December 1, 2002, the Company no longer renews or makes any new loans to its executive officers or directors. The Company has never made loans to any of its outside directors.

(25)	Segments

The operating segments reported below are the segments of the Company for which separate financial information is available and for which net revenues and net operating income amounts are evaluated regularly by management in deciding how to allocate resources and in assessing performance.

The portfolio segment uses the Company’s equity capital and borrowed funds to invest in its mortgage loan portfolio, thereby producing net interest income. The servicing segment services loans, seeking to ensure that loans are repaid in accordance with their terms. The wholesale segment purchases and originates non-conforming residential mortgage loans through relationships with various mortgage companies and mortgage brokers. The correspondent segment purchases mortgage loans from correspondent lenders following a complete re-underwriting of each mortgage loan. The retail segment originates non-conforming mortgage loans directly to borrowers through its 27 branch offices.

Segment net revenues and net operating income amounts include the following:

Portfolio Segment

•	net interest income after provision for mortgage loan losses,

•	gain on sale of mortgage assets, and

•	general and administrative expenses.

Servicing Segment

•	servicing income,

•	general and administrative expenses, and

•	other income and expense.

Wholesale, Correspondent, and Retail Segments

•	general and administrative expenses, and

•	other income and expense.

The wholesale, correspondent, and retail segments collect revenues, such as origination and underwriting fees and other certain nonrefundable fees, that are deferred and recognized over the life of the loan as an adjustment to interest income recorded in the portfolio segment. As such, these fees are not included below in the wholesale, correspondent, and retail segments.

Management evaluates assets only for the servicing and portfolio segments. Assets not identifiable to an individual segment are corporate assets, which are comprised of cash and other assets.

	Saxon Capital, Inc.			Predecessor January 1 to July 5, 2001
	2003	2002	July 6 to December 31, 2001
	($ in thousands)
Segment Net Revenues:
Portfolio revenues, net of interest expense and provision for mortgage loan losses	$179,267	$111,579	$15,646	$28,276
Servicing revenues, net of amortization and impairment	32,134	22,924	11,577	16,670
Wholesale	—	—	—	—
Correspondent	—	—	—	—
Retail	—	—	—	—

Total segment net revenues	$211,401	$134,503	$27,223	$44,946

Segment Net Operating Income:
Portfolio	$174,299	$98,404	$11,890	$(29,438)
Servicing (1)	6,126	2,001	2,006	5,873
Wholesale	(32,718)	(28,045)	(11,586)	(12,971)
Correspondent	(12,721)	(8,341)	(4,471)	(6,998)
Retail	(33,341)	(19,809)	(8,083)	(7,582)

Total segment net operating income	$101,645	$44,210	$(10,244)	$(51,116)

	December 31, 2003	December 31, 2002
Segment Assets:
Portfolio	$4,833,785	$3,971,002
Servicing	139,843	127,529

Total segment assets	$4,973,628	$4,098,531

Corporate assets	85,204	64,631

Total assets	$5,058,832	$4,163,162

(1)	The Company includes all costs to service mortgage loans within the servicing segment.

(26)	Regulatory Requirements

The Company and its wholly-owned subsidiaries are subject to a number of minimum net worth requirements resulting from contractual agreements with secondary market investors and state-imposed regulatory mandates. The most stringent net worth requirement imposed upon the Company is imposed by Ginnie Mae in connection with loans serviced by the Company on behalf of Ginnie Mae. The table below summarizes the Ginnie Mae net worth requirements as of December 31, 2003 and 2002, respectively.

	2003	2002
	($ in thousands)
Ginnie Mae Net Worth Requirement	$275	$452
Adjusted Net Worth, as defined under contractual agreements with Ginnie Mae	$304,531	$247,162
Excess Net Worth	$304,256	$246,710

In the event the Company becomes in default of these minimum net worth requirements, Ginnie Mae maintains the contractual right to suspend or terminate the Company’s status as a servicer, which could have a significant adverse impact to the Company’s operations.

Supplementary Data

Summary of Selected Quarterly Results (unaudited)

	Saxon Capital, Inc.
	2003				2002
	Dec. 31	Sept. 30	June 30	March 31	Dec. 31	Sept. 30	June 30	March 31
	($ in thousands)
Net interest income	$54,237	$54,346	$52,584	$48,594	$42,807	$38,447	$32,544	$25,533
Provision for loan losses	(6,219)	(8,517)	(9,677)	(8,614)	(6,912)	(6,124)	(7,987)	(7,094)

Net interest income after provision for loan losses	48,018	45,829	42,907	39,980	35,895	32,323	24,557	18,439

Net income	$20,202	$16,619	$15,431	$12,884	$11,811	$8,524	$5,057	$1,985

Basic earnings per common share	$0.71	$0.58	$0.54	$0.46	$0.42	$0.30	$0.18	$0.07
Diluted earnings per common share	$0.66	$0.55	$0.51	$0.44	$0.41	$0.29	$0.17	$0.07

No dealer, salesperson, or other individual has been authorized to give any information or to make any representation other than those contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us or the underwriters. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs or that information contained in this prospectus is correct as of any time subsequent to the date hereof.

                     Shares

SAXON REIT, INC.

Common Stock

PROSPECTUS

FRIEDMAN BILLINGS RAMSEY

                    , 2004

Until             , 2004, 25 days after the date of this prospectus, all dealers that buy, sell or trade our common stock, whether or not participating in the offering, may be required to deliver a prospectus. This requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution.

The following table sets forth an estimate of the fees and expenses payable by the Registrant in connection with the registration of the common stock offered hereby, other than underwriting discounts and selling commissions. All of such fees and expenses, except for the registration fee, are estimated.

Securities and Exchange Commission registration fee		$63,350
NASD filing fee		*
Accounting fees and expenses		*
Nasdaq listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Blue sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be determined.

Item 32.	Sales to Special Parties.

1,000 shares of the Registrant’s common stock were sold to Saxon Capital, Inc. on February 5, 2004 at a price of $1.00 per share.

Item 33.	Recent Sales of Unregistered Securities.

Except for the sale, in a private placement transaction meeting the requirements of Section 4(2) under the Securities Act, of 1,000 shares to Saxon Capital, Inc. at an aggregate price of $1,000 in connection with the Registrant’s formation on February 5, 2004, there have been no sales of unregistered securities by the Registrant since its formation.

These 1,000 shares will be redeemed by the Registrant for an aggregate purchase price of $1,000 as the purchase price immediately prior to the completion of this offering.

Item 34.	Indemnification of Directors and Officers.

The Maryland General Corporation Law permits a corporation to indemnify and advance expenses to its directors, officers, employees and agents, and permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party because of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Under the Maryland General Corporation Law, however, a corporation may not indemnify a director or officer in a suit by or in the right of the corporation if such director or officer has been adjudged to be liable to the corporation.

The Saxon REIT charter authorizes it, to the maximum extent permitted by Maryland law, to obligate itself to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any present or former director or officer or (ii) any individual who, while a director of Saxon REIT and at the request of Saxon REIT, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise from and against any claim or liability to which such person may become subject or which such person may incur because of his or her status as a present or former director or officer of Saxon REIT. The Saxon REIT charter obligates it, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer who is made party to the proceeding because of his service in that capacity or (b) any individual who, while a director or officer of Saxon REIT and at the request of Saxon REIT, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, trustee, officer or partner of such corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding because of his service in that capacity, against any claim or liability to which he may become subject because of such status. The Saxon REIT charter also permits Saxon REIT to indemnify and advance expenses to any person who served a predecessor of Saxon REIT in any of the capacities described above and to any employee or agent of Saxon REIT or a predecessor of Saxon REIT. The Saxon REIT charter requires Saxon REIT to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party because of his service in that capacity. In accordance with Maryland corporate law, the Saxon REIT charter requires it, as a condition to advancing expenses, to obtain (1) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by Saxon REIT as authorized by the Saxon REIT charter and (2) a written statement by or on his behalf to repay the amount paid or reimbursed by Saxon REIT if it shall ultimately be determined that the standard of conduct was not met.

Saxon REIT intends to enter into indemnification agreements with each of its directors and officers. The indemnification agreements will require, among other things, that Saxon REIT indemnify its directors and officers to the fullest extent permitted by law and advance to its directors or officers all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted.

Saxon REIT has obtained a policy of insurance under which its directors and officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers because of any acts or omissions covered under such policy in their respective capacities as directors or officers, including certain liabilities under the Securities Act. Saxon REIT has been advised that, in the opinion of the Securities and Exchange Commission, indemnifying our directors, officers, and controlling persons for liabilities arising under the Securities Act pursuant to its charter and bylaws, or otherwise, is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 35.	Treatment of Proceeds from Stock Being Registered.

None of the proceeds will be credited to an account other than the appropriate capital share account.

Item 36.	Exhibits and Financial Statement Schedules.

(a)	Exhibits:

Exhibit Number	Description

1.1*	Underwriting Agreement

2.1*	Agreement and Plan of Merger, dated as of , 2004, among Saxon Capital, Inc., Saxon REIT, Inc., Saxon Capital Holdings, Inc., and Saxon Merger Corporation

3.1	Articles of Incorporation of Saxon REIT, Inc. (1)

3.2	Bylaws of Saxon REIT, Inc. (1)

3.3#	Form of Articles of Amendment and Restatement of Saxon REIT, Inc.

3.4#	Amended and Restated Bylaws of Saxon REIT, Inc.

4.1*	Form of Common Stock Certificate of Saxon REIT, Inc.

5.1*	Opinion of McKee Nelson LLP regarding legality

8.1*	Opinion of McKee Nelson LLP regarding tax matters

10.1*	Form of Employment Agreement of Michael L. Sawyer

10.2*	Form of Employment Agreement of Dennis G. Stowe

10.3*	Form of Employment Agreement of Bradley D. Adams

10.4*	Form of Employment Agreement of Robert B. Eastep

10.5*	Form of Saxon Capital, Inc. 2004 Incentive Compensation Plan

10.6*	Form of Saxon Capital, Inc. 2004 Employee Stock Purchase Plan

21.1	List of Subsidiaries of Saxon REIT, Inc. (2)

23.1#	Consent of Deloitte & Touche LLP with respect to Saxon Capital, Inc.

23.2#	Consent of Deloitte & Touche LLP with respect to Saxon REIT, Inc.

23.3*	Consent of McKee Nelson LLP (included in Exhibit 5.1 hereto)

24.1	Power of Attorney (included in the signature page to this prospectus)

#	Filed herewith.

*	To be filed by amendment.

(1)	Incorporated by reference from Registration Statement on Form S-4 of Saxon REIT, Inc. (File No. 333-112834), filed on February 13, 2004.

(2)	Incorporated by reference from Amendment No. 2 to the Registration Statement on Form S-4 of Saxon REIT, Inc. (File No. 333-112834), filed on May 24, 2004.

Item 37.	Undertakings.

(a)	The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)	The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Richmond, Commonwealth of Virginia, on May 27, 2004.

SAXON REIT, INC.

By:	/s/ Michael L. Sawyer

Name:	Michael L. Sawyer
Title:	Chief Executive Officer

We, the undersigned director and officers of Saxon REIT, Inc., and each of us, do hereby constitute and appoint each and any of Michael L. Sawyer and Richard D. Shepherd, our true and lawful attorneys and agents, with full power of substitution and resubstitution, to do any and all acts and things in our name and behalf in any and all capacities and to execute any and all instruments for us in our names in any and all capacities, which attorney and agent may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto; and we do hereby ratify and confirm all that said attorney and agent, or his substitute, shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael L. Sawyer Michael L. Sawyer	Chief Executive Officer and Director (principal executive officer)	May 27, 2004

/s/ Robert B. Eastep Robert B. Eastep	Chief Financial Officer (principal financial officer and principal accounting officer)	May 27, 2004

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Underwriting Agreement

2.1*	Agreement and Plan of Merger, dated as of , 2004, among Saxon Capital, Inc., Saxon REIT, Inc., Saxon Capital Holdings, Inc., and Saxon Merger Corporation

3.1	Articles of Incorporation of Saxon REIT, Inc. (1)

3.2	Bylaws of Saxon REIT, Inc. (1)

3.3#	Form of Articles of Amendment and Restatement of Saxon REIT, Inc.

3.4#	Amended and Restated Bylaws of Saxon REIT, Inc.

4.1*	Form of Common Stock Certificate of Saxon REIT, Inc.

5.1*	Opinion of McKee Nelson LLP regarding legality

8.1*	Opinion of McKee Nelson LLP regarding tax matters

10.1*	Form of Employment Agreement of Michael L. Sawyer

10.2*	Form of Employment Agreement of Dennis G. Stowe

10.3*	Form of Employment Agreement of Bradley D. Adams

10.4*	Form of Employment Agreement of Robert B. Eastep

10.5*	Form of Saxon Capital, Inc. 2004 Incentive Compensation Plan

10.6*	Form of Saxon Capital, Inc. 2004 Employee Stock Purchase Plan

21.1	List of Subsidiaries of Saxon REIT, Inc. (2)

23.1#	Consent of Deloitte & Touche LLP with respect to Saxon Capital, Inc.

23.2#	Consent of Deloitte & Touche LLP with respect to Saxon REIT, Inc.

23.3*	Consent of McKee Nelson LLP (included in Exhibit 5.1 hereto)

24.1	Power of Attorney (included in the signature page to this prospectus)

#	Filed herewith.

*	To be filed by amendment.

(1)	Incorporated by reference from Registration Statement on Form S-4 of Saxon REIT, Inc. (File No. 333-112834), filed on February 13, 2004.

(2)	Incorporated by reference from Amendment No. 2 to the Registration Statement on Form S-4 of Saxon REIT, Inc. (File No. 333-112834), filed on May 24, 2004.